Confidential Draft Registration Statement Submission No. 2 as confidentially submitted to the Securities and Exchange Commission on November 13, 2018

Registration No. 337-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

VERICITY, INC.

(Exact name of registrant as specified in its charter)

Delaware	6311	46-2348863
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

8700 W. Bryn Mawr Avenue, Suite 900S

Chicago, Illinois 60631

(312) 379-2397

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

James E. Hohmann

Chief Executive Officer

Vericity, Inc.

8700 W. Bryn Mawr Avenue, Suite 900S

Chicago, Illinois 60631

(312) 379-2397

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

J. Brett Pritchard, Esq. Locke Lord LLP 111 South Wacker Drive Chicago, Illinois 60606 (312) 443-0700	John Buchanan, Esq. Executive Vice President and General Counsel – Vericity, Inc. 8700 W. Bryn Mawr Avenue, Suite 900S Chicago, Illinois 60631 (312) 379-2397	Wesley R. Kelso, Esq. Stevens & Lee, P.C. 111 North Sixth Street Reading, Pennsylvania 19603 (610) 478-2000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Calculation of Registration Fee

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock, par value $0.001 per share	20,125,000	$10.00	$201,250,000	$24,391.50

(1)	Includes shares to be offered to eligible members, directors and officers of Members Mutual Holding Company pursuant to Members Mutual’s plan of conversion.
(2)	Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state or other jurisdiction where the offer or sale is not permitted.

PROSPECTUS

Subject to Completion, dated                 , 2018

This is the initial public offering of Vericity, Inc. We are offering up to 20,125,000 shares of our common stock for sale at a price of $10.00 per share in connection with the conversion of Members Mutual Holding Company, or Members Mutual, from mutual to stock form of organization. Immediately following the conversion, we will acquire all of the newly issued shares of common stock of converted Members Mutual.

We are offering shares of our common stock in a subscription offering to eligible members of Members Mutual, who were the policyholders of Fidelity Life Association, an Illinois life insurance company and indirect subsidiary of Members Mutual, as of July 31, 2018, and to the directors and officers of Members Mutual.

The subscription offering will end at 5:00 PM, Central Time, on [●]. Our ability to complete this offering is subject to two conditions. First, a minimum of 14,875,000 shares of common stock must be sold to complete this offering. Second, Members Mutual’s plan of conversion and amended and restated articles of incorporation must be approved by the affirmative vote of at least two-thirds of the votes cast at the special meeting of members to be held on [●]. Until such time as these conditions are satisfied, all funds submitted to purchase shares will be held in escrow with [escrow agent]. If the offering is terminated, purchasers will have their funds promptly returned without interest.

In addition, we have entered into an agreement with Apex Holdco L.P., an affiliate of J.C. Flowers IV L.P., a private equity fund advised by J.C. Flowers & Co. LLC, under which Apex Holdco, L.P. has agreed to act as the standby purchaser for this offering. If fewer than 14,875,000 shares are subscribed for in the subscription offering, and if all of the conditions to the standby purchaser’s purchase commitment have been satisfied, the standby purchaser will be obligated to purchase enough shares to guarantee the sale of 14,875,000 shares in the offerings, and may purchase additional shares as may be necessary in order to permit the standby purchaser to acquire a majority of the shares sold, provided that no more than 20,125,000 shares may be sold in the offerings. Under our agreement with the standby purchaser, the standby purchaser will have the right to designate a majority of the nominees to serve on our board of directors. We refer to the offering of shares to the standby purchaser and the subscription offering as the offerings.

In fulfilling its standby purchase commitment, the standby purchaser will acquire a majority of our shares issued in the offerings if eligible members and directors and officers of Members Mutual subscribe for fewer than 7,437,500 shares. The directors and officers of Members Mutual have indicated their intention to subscribe for approximately 2,001,600 shares, or approximately 13% of the shares at the offering minimum. Due to the standby purchaser’s commitment, the level of sales to eligible members and directors and officers of Members Mutual will not impact the condition that at least 14,875,000 shares must be sold to complete this offering. Accordingly, the sale of the minimum number of shares necessary to complete this offering does not indicate that sales have been made to investors who have no financial or other interest in the offerings, and the sale of the minimum number of shares should not be viewed as an indication of the merits of this offering.

The minimum number of shares that a person may subscribe to purchase is 25 shares. The maximum number of shares that a person may subscribe to purchase in the subscription offering is the lesser of 743,750 or the individual maximum purchase limitations described in this prospectus. If orders are received for more shares than shares offered, shares will be allocated in the manner and priority described in this prospectus.

Raymond James & Associates, Inc. will act as our marketing agent and will use its best efforts to assist us in selling our common stock in this offering, but Raymond James is not obligated to purchase any shares of common stock that are being offered for sale. Purchasers will not pay any commission to purchase shares of common stock in this offering.

There is currently no public market for our common stock. We have applied for the listing of our common stock on the NASDAQ Capital Market under the symbol “VERY.”

We are an “emerging growth company” under applicable Securities and Exchange Commission rules and will be eligible for reduced public company reporting requirements. See “Summary—Implications of Being an Emerging Growth Company and a Smaller Reporting Company.”

Investing in our common stock involves risks. For a discussion of the material risks that you should consider, see “Risk Factors” beginning on page 12 of this prospectus.

OFFERING SUMMARY

Price: $10.00 per share

	Minimum	Maximum
Number of shares offered	14,875,000	20,125,000
Gross offering proceeds	$148,750,000	$201,250,000
Estimated offering expenses	$8,381,980	$8,381,980
Commissions(1)(2)	$3,318,020	$2,012,500
Net proceeds	$137,050,000	$190,855,520
Net proceeds per share	$9.21	$9.48

(1)

Represents commissions to be paid to Raymond James, based on 1.0% of the proceeds from shares sold in the subscription offering, and the amount to be paid to Raymond James and Griffin Financial Group, LLC, based on 3.0% of the proceeds from the shares sold to the standby purchaser. No commission will be paid on the sale of shares sold to directors or officers. Any shares sold to the standby purchaser in the standby offering will be sold in a private placement to close concurrently with the subscription offering at a price equal to the public offering price in this offering. The shares sold to the standby purchaser in the standby offering are not being registered as part of this offering and will be restricted securities. See “The Conversion and Offering—Marketing Arrangements” for a description of the marketing agent compensation.

(2)

Assumes (x) at the offering minimum, 2,720,000 shares are sold in the subscription offering to eligible members, 2,001,600 shares are sold to directors and officers of Members Mutual and 10,153,400 shares are sold to the standby purchaser; and (y) at the maximum, that all 20,125,000 shares are sold in the subscription offering to eligible members. We are unable to predict the number of shares the eligible members may subscribe for, and the number of shares the standby purchaser may acquire.

None of the Securities and Exchange Commission, the Illinois Department of Insurance or any state securities commission has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

For assistance, please call the Stock Information Center at [1-8 -[●]].

Raymond James

The date of this Prospectus is [●]

CERTAIN IMPORTANT INFORMATION

This Prospectus

You should rely only on the information contained in this prospectus. We have not, and Raymond James has not, authorized any other person to provide information that is different from that contained in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We and Raymond James are offering to sell and seeking offers to buy our common stock only in jurisdictions where such offers and sales are permitted. You should assume that the information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date. Information contained on our website, or any other website operated by us, is not part of this prospectus.

Frequently Used Terms

Unless the context otherwise requires, as used in this prospectus:

•	“accidental death coverage” refers to insurance coverage for a cause of death that does not include illness, suicide in most circumstances, or natural causes;

•

“affinity partner” refers to a company with whom we have a marketing relationship to provide agency or insurance product services to that company’s customers, members or sales prospects under its brand or Efinancial’s brand;

•

“all-cause” coverage refers to coverage under a life insurance policy that pays the beneficiary of the policy in the event of the death of the insured regardless of the cause of death (except those specifically excluded in the policy). All-cause provides more comprehensive coverage than accidental death coverage, which only covers accidental death;

•

“the Company,” “we,” “us” and “our” refer to Members Mutual and its consolidated subsidiaries prior to the conversion as described in this prospectus, and to Vericity and its consolidated subsidiaries after the conversion;

•

“conversion” refers to a series of transactions by which Members Mutual will convert from mutual to stock form and become a subsidiary of Vericity under the terms of the plan of conversion adopted by the board of directors of Members Mutual;

•	“Efinancial” refers to Efinancial, LLC, an insurance agency and indirect subsidiary of Members Mutual;

•	“eligible member” refers to a person who was a member of Members Mutual on July 31, 2018, the date the plan of conversion was adopted by the board of directors of Members Mutual;

•	“Fidelity Life” refers to Fidelity Life Association, an Illinois life insurance company and indirect subsidiary of Members Mutual;

•	“member” refers to a person who is the holder of an in-force policy of insurance, or the holder of a master policy under a group insurance policy, issued by Fidelity Life;

•	“Members Mutual” refers to Members Mutual Holding Company and its consolidated subsidiaries;

•

“mutual form” refers to an insurance company or its holding company organized as a mutual company, which is a form of organization in which the policyholders or members have certain membership rights in the mutual company, such as the right to vote with respect to the election of directors and approval of certain fundamental transactions, including the conversion from mutual to stock form; however, unlike shares held by stockholders, membership rights are not transferable and do not exist separately from the related insurance policy;

•	“offerings” refers to the subscription offering and the standby offering;

•	“standby offering” refers to the purchase by the standby purchaser of shares of our common stock pursuant to the terms of the standby purchase agreement, as described in this prospectus;

•

“standby purchase agreement” refers to the standby stock purchase agreement dated October 5, 2018, by and among Members Mutual, Vericity, Fidelity Life and Apex Holdco L.P., under which Apex Holdco L.P. has agreed to act as the standby purchaser for this offering;

•	“standby purchaser” refers to Apex Holdco L.P., an affiliate of J.C. Flowers IV L.P., a private equity fund advised by J.C. Flowers & Co. LLC;

•

“stock form” is a form of organization in which the only rights that policyholders have are contractual rights under their insurance policies and in which voting rights reside with stockholders under state corporate law;

ii

•	“subscription offering” refers to this offering of up to 20,125,000 shares of our common stock under the plan of conversion to eligible members and directors and officers of Members Mutual;

•	“subscription rights” refers to the rights to purchase stock in this offering granted to eligible members and directors and officers of Members Mutual under the plan of conversion;

•

“term life insurance” refers to a type of life insurance that is pure life insurance that ordinarily does not build up cash value over time. Term life insurance coverage generally lasts for a specified time, generally 5, 10, 15, or 20 years or more, with level premiums over the period; and

•	“Vericity” refers to Vericity, Inc., a Delaware corporation formed to be the holding company for Members Mutual upon its conversion from mutual to stock form.

Market And Industry Data

Market data and other statistical information used throughout this prospectus are based on independent industry publications, government publications, publicly available information, reports by market research firms or other published independent sources, none of which has been commissioned by us. Independent industry publications, government publications and other published independent sources generally indicate that the information included therein was obtained from sources believed to be reliable. Some data are based upon good faith estimates derived from our management’s review of the independent sources referenced herein and from experience with partners, licensees and other contacts in the markets in which the Company operates.

iii

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. Before making a decision to purchase our common stock, you should read the entire prospectus carefully, including the “Risk Factors” and “Forward-Looking Statements” sections and our consolidated financial statements and the notes to those financial statements.

Overview

We provide life insurance protection targeted to the middle American market. We believe there is a substantial unmet need for life insurance, particularly among domestic households with annual incomes of between $50,000 and $125,000, a market we refer to as our target Middle Market. We strive to deliver to this market affordable, easy to understand term and whole life insurance products through a consumer-friendly and efficient sales process. Through innovation in product design and distribution that provides access to the Middle Market, including call center and web-enabled sales and underwriting processes, quick issuance of policies and an emphasis on products not medically underwritten at the time of sale, we believe we are well positioned to make life insurance more affordable and accessible to the Middle Market.

We conduct our business through our two operating subsidiaries, Fidelity Life Association, an Illinois-domiciled life insurance company chartered in 1896, and Efinancial, LLC, a call center-based insurance agency. Fidelity Life distributes life insurance products through Efinancial and other unaffiliated agents and is licensed in the District of Columbia and every state except New York and Wyoming. A.M. Best has assigned an “A-” (Excellent) rating to Fidelity Life, which is the fourth highest out of fifteen ratings. Fidelity Life is located in Chicago, Illinois.

Efinancial markets life products for Fidelity Life and, as of September 30, 2018, had agency relationships with 21 unaffiliated insurance companies. Efinancial’s primary operations are conducted through employee agents from two call center locations in Bellevue, Washington and Chicago, Illinois, which we refer to as our retail channel, and through independent agents and other marketing organizations, which we refer to as our wholesale channel. In addition to offering Fidelity Life products, Efinancial also sells insurance products of unaffiliated carriers. Efinancial’s principal office is located in Bellevue, Washington.

We believe our ability to unconditionally issue policies either during or within 24 to 48 hours of the initial call differentiates us from our competitors. Leveraging our patented RAPIDecision® sales and underwriting processes, we can sell a life insurance policy to a consumer before medical underwriting is complete. We are able to complete an initial underwriting process for most of our life insurance applicants either during or shortly after the initial call, and if not, within 24 to 48 hours after that initial call. For the year ended December 31, 2017, 88% of our policy applications processed through our RAPIDecision® underwriting process received an underwriting disposition on or shortly after the initial sales call. Approximately one-third of the remaining applications received final underwriting decisions within the next 24 to 48 hours.

Our RAPIDecision®Life product provides coverage at the point of issue that is a blend of all-cause term life insurance for part of the coverage and accidental death insurance for the remainder of the total face amount. If a policyholder completes medical underwriting after the initial sale of the RAPIDecision®Life product, the policy benefits may be improved based on the underwriting results to increase the proportion of all-cause term life insurance coverage, typically with no increase in premium. In some instances, based upon the results of predictive analytic models, the consumer can qualify for the full amount of all-cause coverage without medical testing.

For the nine months ended September 30, 2018 and years ended December 31, 2017 and 2016, we had total consolidated revenue of $[●], $115.9 million and $113.0 million, net life premium revenue of $[●], $82.9 million and $78.1 million, and a net loss of $[●], $8.2 million and $15.3 million, respectively. As of December 31, 2017, we had total assets of $666.4 million and equity of $196.2 million.

Our Approach

Our business model is predicated upon gaining cost effective access to the Middle Market, engaging consumers in our sales process for life insurance with products that have higher placement rates than traditional fully underwritten term life insurance in a call center environment, and issuing those products quickly. We require access to a large quantity of quality sales leads to keep our retail call center agents productive. Currently, we acquire most of our sales leads from third party lead vendors. We supplement that lead flow with leads we generate ourselves. More significantly, we are rapidly increasing our affinity business with non-life insurance partners that provide their customers or prospects as leads, and we market and sell life insurance products to those leads.

We tend to sell policies with lower face amounts, resulting in more affordable options for our customers. Although not the lowest priced, our products are competitive and they represent an attractive consumer value considering the coverage they provide and the relative simplicity of our sales and underwriting processes. Our business model allows us to capture end-to-end data beginning with the acquisition of sales leads through the final disposition of life insurance policies. With this data, we plan to develop and apply predictive analytics to realize efficiencies at various points in the sales process.

Our Competitive Strengths

We believe that we are strategically positioned to take advantage of the following competitive strengths:

•

Middle Market access. The sales contacts made through Efinancial’s call centers are focused on the Middle Market. This stands in contrast to the life insurance industry at large, which tends to market to a more affluent clientele.

•

Multi-channel distribution. We reach Middle Market consumers through multiple distribution channels. Through our retail channel, we engage consumers through Efinancial’s call centers using sales leads that we acquire or generate ourselves, and we leverage our product and sales processes with affinity partners to extend our reach to Middle Market consumers seeking affordable, accessible life insurance. Through our wholesale channel, we offer other carriers’ products through unaffiliated distributors. In addition, Fidelity Life also offers its products through select unaffiliated distributors.

•

Patented products and processes. Our RAPIDecision® Life product features a system-and-method patented process that affords higher and faster placement rates than traditional fully underwritten term life insurance in a call center environment. Through our process, policy placement usually occurs during the initial interaction, which leads to customer satisfaction and improved economics in our call centers. Our efficient process contrasts with much of the industry, where the underwriting process extends well beyond the initial interaction. In addition, our flagship RAPIDecision® Life product uses predictive analytics at certain ages and face amounts to place all-cause coverage products during the initial interaction without a medical examination for qualified customers. The product is priced to be profitable even at lower policy amounts, which allows us to align our offerings with Middle Market consumers’ ability to afford life insurance.

•

End-to-end lead and policy data. As a life insurance company and a direct distributor, we are positioned to gather end-to-end lead and policy data to develop predictive analytical models that can be applied to identify the characteristics of prospects who are more likely to exhibit favorable placement, persistency and mortality experience. We plan to apply this insight to optimize our marketing, sales and underwriting processes and product development.

Our Growth Strategies

We intend to use our competitive strengths to grow our business through the following strategies:

•

Capitalize on the unmet need for life insurance in our target market. We believe we are well positioned to meet demand where there is currently a substantial unmet need for life insurance in the Middle Market. Using our quick-issue products together with our distribution platform, we plan to increase sales to Middle Market consumers by providing a convenient experience to purchase life insurance at an affordable price.

•

Use predictive analytics to generate more productive sales leads. By converting data we generate through our distribution platform into actionable insight using statistical analysis, we will seek to be more efficient in our acquisition and use of leads, improving our call center placement ratios and overall profitability.

•

Enhance and extend affinity partnerships. We plan to continue and selectively deepen our existing affinity partnerships and develop new and complementary affinity relationships and partnerships. We expect this will expand and diversify our sources of quality leads.

•

Expand call center operations and improve efficiency. To drive sustainable premium and Efinancial commission growth, we plan to expand our Efinancial call center operations by hiring additional agents. In addition, we evaluate our product offerings and product providers in order to examine whether we are addressing the needs and preferences of the Middle Market.

•	Explore alternative means of distribution. We are currently exploring distribution alternatives beyond our call center and independent distributors, including digital and on-line sales.

Our Challenges and Risks

Our company and our business are subject to numerous risks as more fully described in the section of this prospectus entitled “Risk Factors.” As part of your evaluation of our business, you should consider the challenges and risks we face in implementing our business strategies:

•

We have incurred net losses over the last eight years. A significant percentage of Fidelity Life’s in-force policies have been written since 2007, and as a result we do not have an established legacy book of business and associated revenue streams like many larger life insurance companies. The lack of cash flows typically associated with a legacy business puts Fidelity Life at a disadvantage in comparison with other life insurance carriers that have a more established book of business and associated revenue streams. In addition, we have incurred a net loss in each of the eight prior fiscal years, resulting in an aggregate of approximately $98 million in net losses over that period, including a loss of $[●] million for the nine months ended September 30, 2018, and losses of $8.2 million and $15.3 million for the years ended December 31, 2017 and December 31, 2016, respectively. Our losses are due principally to operating expenses and corporate overhead exceeding revenues of our agency and insurance segments, and our inability to defer a majority of commission expense on policies produced by our affiliated agency, Efinancial.

•

We expect to continue to incur net losses as we develop our distribution platform. We plan to continue to increase sales through our affiliated distributor, Efinancial, in order to increase our scale to cover our operating expenses and corporate overhead. However, generally accepted accounting principles in the United States (GAAP) require that we immediately expense that portion of our policy acquisition costs for policies placed through our affiliated agency, Efinancial, that cannot be directly tied to the placement of a policy. As a result of this immediate expense recognition for sales through Efinancial, we incur a net loss in the first year on each policy sold through Efinancial. If we are successful in increasing our premium writings through our distribution platform over each of the next several years, we expect that the impact of the immediate expense recognition will continue to contribute to our incurring consolidated net losses and reduction of our consolidated equity in each such year.

•

Our call center-based distribution model may not be sustainable. The products and processes that we use to reach the Middle Market rely heavily on retail call center-based sales. There are relatively few such call centers being operated by independent distributors. The call centers that we are familiar with tend to have low placement ratios on medically underwritten products because of the time delay involved in issuing policies and the lack of face to face sales support typically provided by traditional agents. We have developed innovative products and processes designed to streamline the sale of life insurance and improve call center placement ratios, and have made significant investments in cultivating leads and improving our sales process. We cannot assure you that our business model, which is focused on selling quick-issue policies to the Middle Market through our retail call center distribution platform, will prove to be viable or sustainable. If we are not successful in utilizing our products and processes to penetrate our target Middle Market, or if we are unable to hire, develop and retain well qualified individuals to staff our retail call centers, we will not generate sufficient revenues to offset our expenses, which will result in a material and adverse effect on our business, financial condition and results of operations.

•

Our target market continues to face a difficult economic environment. While economic conditions have stabilized and improved in a number of areas, economic challenges still remain. Many middle American families, including those that comprise our target Middle Market, have experienced financial hardships and stagnating income levels. We believe that these economic pressures have reduced demand for our life insurance products due to challenging consumer economics, including increased demands on disposable income to pay for increasing costs of living, including health insurance, savings goals and general living expenses. Economic challenges may continue to adversely affect our business in the future.

Business Segments

We manage our business through three segments:

•

Agency. Our agency segment operates through Efinancial. Efinancial sells insurance products through its call center distribution platform and through its independent agents and other marketing organizations.

•

Insurance. Our insurance segment operates through Fidelity Life. Fidelity Life engages in the principal business lines of core life, non-core life, closed block, and annuities and assumed life. In its core life and non-core life business lines, Fidelity Life offers primarily term life insurance products, and to a lesser extent accidental death and final expense products. We currently do not offer annuity contracts, separate account variable products or universal life products.

•

Corporate. Our corporate segment consists primarily of a small amount of capital required to be maintained for regulatory purposes, and also includes certain expenses considered to be corporate and not allocated to our agency or insurance segments.

Implications of Being an Emerging Growth Company and a Smaller Reporting Company

As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart our Business Startups Act of 2012, commonly known as the JOBS Act. An emerging growth company may take advantage of specified reduced reporting requirements and reduction of other obligations that are otherwise generally applicable to public companies. These provisions include:

•	a requirement to include in this prospectus only two years of audited financial statements, two years of selected financial information, and two years of related Management Discussion & Analysis;

•	exemption from the auditor attestation requirement on the effectiveness of our internal control over financial reporting;

•	reduced disclosure about our executive compensation arrangements; and

•	no stockholder non-binding advisory votes on executive compensation or golden parachute arrangements.

We may take advantage of these provisions until the earlier of five years or such time as we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than $1.07 billion in annual revenues, have more than $700 million in market value of our capital stock held by non-affiliates, or issue more than $1.0 billion of non-convertible debt over a three-year period.

Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. We have elected to take advantage of the benefits of this extended transition period until we are no longer an emerging growth company or until we affirmatively and irrevocably opt out of this exemption. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

As a company with less than $250 million of public float, we qualify as a “smaller reporting company” as defined in Rule 12b-2 of the Securities Exchange Act of 1934, as amended, or the Exchange Act. As a smaller reporting company we are able to take advantage of reduced disclosure requirements, such as simplified executive compensation disclosures and reduced financial statement disclosure requirements in our SEC filings. We plan to take advantage of some or all of the reduced compliance obligations applicable to emerging growth companies and smaller reporting companies.

Our History

We formed Vericity so that it could acquire all of the capital stock of converted Members Mutual as part of the conversion. Prior to the conversion, Vericity has not engaged and will not engage in any operations and does not have any assets or liabilities. After the conversion, Vericity’s primary assets will be the outstanding capital stock of converted Members Mutual and the net proceeds of the offerings described in this prospectus. Vericity Holdings, Inc. is a wholly-owned subsidiary of Members Mutual and the intermediate holding company for Efinancial and Fidelity Life.

In 2007, Fidelity Life completed a reorganization in which it converted from a mutual to a stock insurance company within a newly created mutual holding company structure. As part of the reorganization, Members Mutual was formed as an Illinois mutual insurance holding company and Fidelity Life continued its existence as an Illinois stock life insurance company. All of the shares of Fidelity Life were issued to Vericity Holdings, an intermediate holding company that, in turn, was initially a wholly-owned subsidiary of Members Mutual. In the reorganization, policyholders’ membership interests in Fidelity Life automatically became membership interests in Members Mutual, but policyholders’ contractual rights remained with Fidelity Life. Since the effective date of the reorganization, each person who has become a Fidelity Life policyholder has automatically become a member of Members Mutual and retains that membership interest as long as the Fidelity Life policy owned by the member remains in force.

In 2009, Vericity Holdings acquired Efinancial from its owners. As part of the consideration for the acquisition of Efinancial, the owners were issued shares of common stock of Vericity Holdings. These shares have since been redeemed and Vericity Holdings is wholly-owned by Members Mutual.

Our principal executive offices are located at 8700 West Bryn Mawr Avenue, Suite 900S, Chicago, Illinois, 60631, and our phone number is (312) 379-2397. Our website address is www.vericity.com. Information contained on our website is not incorporated by reference into this prospectus, and such information should not be considered to be part of this prospectus.

Our Structure Prior to the Conversion

Since Fidelity Life converted from mutual to stock form in 2007, we have operated under a mutual holding company structure. Our current corporate structure is shown in the following chart:

*

As required by Illinois law, prior to the conversion, Vericity, Inc. is owned by Members Mutual. Prior to the conversion, Vericity, Inc. has not engaged in any operations and does not have any assets or liabilities.

**	As required by Illinois law, prior to the conversion, the stock of Vericity Holdings is held in trust for the benefit of the policyholders of Fidelity Life.

Our Structure Following the Conversion

Immediately upon the conversion of Members Mutual, all of the authorized capital stock of converted Members Mutual will be issued to Vericity, and the common stock of Vericity held by converted Members Mutual will be cancelled, such that, upon completion of this series of actions, the issued and outstanding shares of our common stock will consist solely of the shares of common stock sold in the offerings.

Following the completion of these actions, assuming that (i) fewer than 14,875,000 shares are sold in the subscription offering, or (ii) that fewer than 20,125,000 shares are sold in the subscription offering and that the standby purchaser elects to purchase shares in the standby offering, the corporate structure of Vericity, Inc. will be as shown in the following chart:

In fulfilling its standby purchase commitment, the standby purchaser will acquire a majority of our shares issued in the offerings if eligible members and directors and officers of Members Mutual subscribe for fewer than 7,437,500 shares. The directors and officers of Members Mutual have indicated their intention to subscribe for approximately 2,001,600 shares, or approximately 13% of the shares at the offering minimum.

The Conversion of Members Mutual from Mutual to Stock Form

Members Mutual is an Illinois-domiciled mutual insurance holding company. As a mutual company, it has no stockholders but it does have members. A member of Members Mutual is either the holder of an in-force individual insurance policy issued by Fidelity Life or the holder of a group master policy issued by Fidelity Life.

Like stockholders, the members have certain rights with respect to Members Mutual such as voting rights with respect to the election of directors and approval of certain fundamental transactions, including the conversion of Members Mutual from mutual to stock form. However, unlike shares held by stockholders, the membership interests in Members Mutual are not transferable and do not exist separately from the related insurance policies issued by Fidelity Life. Therefore, these membership interests are extinguished when a member’s policy with Fidelity Life is terminated by surrender, death, lapse or cancellation. Those membership interests will also be extinguished upon conversion of Members Mutual from mutual to stock form in accordance with Illinois law and the plan of conversion.

The board of directors of Members Mutual adopted a plan of conversion on July 31, 2018, as amended and restated on September 16, 2018, under which Members Mutual will convert from a mutual insurance holding company to a stock company. Following the conversion, Members Mutual will become a wholly-owned subsidiary of Vericity. A special meeting of the eligible members of Members Mutual (those members who were the policyholders of Fidelity Life as of the close of business on July 31, 2018) will be held on [●], to approve the plan of conversion. To become effective, the plan must be approved by the affirmative vote of at least two-thirds of the votes cast at the special meeting.

As part of the conversion, we are offering for sale between 14,875,000 shares and 20,125,000 shares of our common stock at a purchase price of $10.00 per share on a first priority basis to eligible members, and second to the directors and officers of Members Mutual. All purchasers of our common stock in this offering will pay the same cash price per share. If fewer than 14,875,000 shares are subscribed for in the subscription offering, Apex Holdco L.P., an affiliate of J.C. Flowers

IV L.P., a private equity fund advised by J.C. Flowers & Co. LLC, has agreed to act as the standby purchaser for this offering and to purchase the number of shares of our common stock equal to the difference between 14,875,000 and the number of shares of common stock subscribed for in the subscription offering, and may purchase additional shares as may be necessary in order to permit the standby purchaser to acquire a majority of the shares sold, provided that no more than 20,125,000 shares may be sold in the offerings. Under the terms of our agreement with the standby purchaser, the standby purchaser will have the right to designate a majority of the nominees to serve on our board of directors. All membership interests in Members Mutual will be extinguished upon completion of the subscription offering and the plan of conversion, regardless of whether an eligible member exercises subscription rights received under the plan of conversion.

The Subscription Offering

We are offering shares of our common stock in a subscription offering. The subscription offering will end at 5:00 PM, Central Time, on [●]. In the subscription offering, 20,125,000 shares of common stock are being offered on a first priority basis to the members of Members Mutual who were policyholders of Fidelity Life as of the close of business on July 31, 2018, who we refer to as eligible members, and second to the directors and officers of Members Mutual.

The number of shares of common stock issued will not exceed 20,125,000 shares. Shares purchased by the directors and officers of Members Mutual will be purchased for investment and not for resale and will be counted toward satisfaction of the minimum number of shares needed to be sold to complete this offering. We refer to this offering of the common stock to the eligible members and the directors and officers of Members Mutual as the “subscription offering.”

The Standby Purchaser

Apex Holdco L.P., the standby purchaser, was formed on October 1, 2018 to acquire shares of our common stock pursuant to the standby purchase agreement. Prior to the completion of the standby offering, the standby purchaser has not engaged in any business operations and does not have any assets or liabilities (other than its rights and obligations under the standby purchase agreement). The standby purchaser is managed by Apex Holdco GP LLC, its general partner. Apex Holdco GP LLC is an affiliate of J.C. Flowers & Co. LLC.

At this time it is not possible to determine the number of shares of common stock of the Company that the standby purchaser will purchase pursuant to the standby purchase agreement. However, in fulfilling its standby purchase commitment, the standby purchaser will acquire a majority of our shares issued in the offerings if eligible members and directors and officers of Members Mutual subscribe for fewer than 7,437,500 shares. Pursuant to the standby purchase agreement, after the completion of the offerings, the standby purchaser will have the right to designate a majority of the members of our board of directors.

J.C. Flowers & Co. LLC was founded in 1998 and is a leading private investment firm dedicated to investing globally in the financial services industry. J.C. Flowers & Co. LLC invests across a range of deal types and industry sectors including banking, insurance and reinsurance, securities, services and asset management, and specialty finance. J.C. Flowers & Co. LLC is registered with the Securities and Exchange Commission as an investment adviser. With approximately $6 billion of assets under management, J.C. Flowers & Co. LLC has offices in New York and London. Mr. J. Christopher Flowers is the sole owner of, and the managing member of, J.C. Flowers & Co. LLC.

Standby Purchase Agreement

On October 5, 2018, Members Mutual, Vericity and Fidelity Life entered into the standby purchase agreement with the standby purchaser, pursuant to which the standby purchaser agreed, subject to certain conditions, to acquire from us at the subscription price of $10.00 per share the number of shares equal to the difference of the offering minimum of 14,875,000 shares and the number of shares of common stock subscribed for in the subscription offering. In addition, the standby purchaser has the right to purchase additional shares up to the offering maximum, which additional shares may permit the standby purchaser to acquire up to a majority of the stock sold in the offerings. Under the terms of our agreement with the standby purchaser, the standby purchaser will have the right to designate a majority of the nominees to serve on our board of directors. Shares purchased by the standby purchaser in the standby offering will be purchased for investment and not for resale and will be counted toward satisfaction of the minimum number of shares needed to be sold to complete the subscription offering. For a description of the terms and conditions of the standby purchase agreement, see “The Conversion and Offering—Description of the Standby Purchase Agreement.”

We refer to the offering of shares to the standby purchaser as the standby offering. We refer to the subscription offering and the standby offering as the offerings.

Conditions to Completion of the Conversion and this Offering

Our ability to complete this offering is subject to two conditions. First, a minimum of 14,875,000 shares of common stock must be sold to complete this offering. Second, Members Mutual’s plan of conversion and amended and restated articles of incorporation must be approved by the affirmative vote of at least two-thirds of the votes cast at the special meeting of members to be held on [●]. No funds will be released from the escrow account until both of these conditions have been satisfied.

If fewer than 14,875,000 shares are subscribed for in the subscription offering, and if all of the conditions to the standby purchaser’s purchase commitment have been satisfied, the standby purchaser will be obligated to purchase enough shares in the standby offering to guarantee the sale of the minimum number of shares necessary to complete this offering. In that event, the level of sales to eligible members and directors and officers of Members Mutual will not impact the condition that at least 14,875,000 shares must be sold to complete this offering. Accordingly, the sale of the minimum number of shares necessary to complete this offering does not indicate that sales have been made to investors who have no financial or other interest in the offerings, and the sale of the minimum number of shares should not be viewed as an indication of the merits of this offering.

Termination of this Offering

Subject to the provisions of the plan of conversion and the standby purchase agreement, we have the right to cancel this offering at any time. In addition, the completion of this offering is subject to market conditions and other factors beyond our control. If this offering is not completed, all funds received will be promptly returned to purchasers without interest.

Stock Pricing and Number of Shares to be Issued

The plan of conversion requires that the range of the value of the total number of shares to be issued in this offering must be based on a valuation of our estimated consolidated pro forma market value. Under the plan of conversion, the valuation must be in the form of a range consisting of a midpoint valuation, a valuation fifteen percent (15%) above the midpoint valuation and a valuation fifteen percent (15%) below the midpoint valuation. We retained Boenning & Scattergood, Inc. to determine the valuation range for this offering. Boenning & Scattergood, Inc. has determined that, as of April 11, 2018, the estimated consolidated pro forma market value of Members Mutual is $175,000,000 at the midpoint, and the range of value of the total number of shares of common stock to be issued in the offering is between a minimum value of $148,750,000 and a maximum value of $201,250,000. We plan to issue between 14,875,000 and 20,125,000 shares of our common stock in this offering. This range was determined by dividing the $10.00 price per share into the range of Boenning & Scattergood, Inc.’s valuation.

We determined to offer the common stock in the subscription offering at the price of $10.00 per share to ensure a sufficient number of shares are available for purchase by eligible members. In addition, Raymond James advised us that the $10.00 per share offering price is commonly used in mutual-to-stock conversions of other insurance companies and savings banks and savings associations that use the subscription rights conversion model. These were the only factors considered by our board of directors in determining to offer shares of common stock at $10.00 per share.

How Do I Buy Stock in this Offering?

If you wish to purchase shares of common stock in the subscription offering, you must sign and complete the stock order form that accompanies this prospectus and send it to us with your payment such that your order is received before the offering deadline. You may submit your order to us by overnight delivery to the address indicated for this purpose on the top of the stock order form or by mail using the stock order reply envelope provided. Payment by check or money order must accompany the stock order form. No cash or third party checks will be accepted. All checks or money orders must be made payable to “[escrow agent], on behalf of Vericity, Inc.”

The completed stock order form and payment in full for the shares ordered must be received (not postmarked) no later than 5:00 PM, Central Time, on [●]. Once submitted, your order is irrevocable without our consent unless we terminate this offering. Our consent to any modification or withdrawal request may or may not be given in our sole discretion. We may reject a stock order form if it is incomplete, improperly completed, or not timely received.

Offering Deadline

All subscription rights will expire at 5:00 PM, Central Time, on [●]. Subscription rights not exercised prior to this deadline will be void, whether or not we have been able to locate each person entitled to receive subscription rights.

Limits on Your Purchase of Common Stock

The plan of conversion and Illinois law establish the following minimum and maximum purchase limitations for participants (including such participant’s associates or a group acting in concert) in the subscription offering:

•	No person may subscribe for fewer than 25 shares in this offering.

•

Each eligible member has been allocated subscription rights to purchase the number of shares that is printed on the stock order form mailed to each such eligible member. No eligible member may subscribe to purchase more shares than the number of subscription rights allocated to such member. The number of subscription rights allocated to each eligible member was determined in accordance with actuarial analyses described in the plan of conversion.

•

Subject to the prior rights of eligible members to subscribe for up to 20,125,000 shares in this offering, no director or officer of Members Mutual may purchase more than such person’s individual management purchase limit. Members Mutual has determined each individual management purchase limit based on positions held and compensation. In no event may the directors and officers of Members Mutual, in their capacities as such, together with their affiliates and associates, purchase more than 4,016,250 shares of the stock sold in the offerings.

•

In addition to the limitations set forth above, no person (other than the standby purchaser) may acquire, directly or indirectly, in this offering or any public offering, more than 5% of the capital stock of Vericity for a period of five years from the effective date of the conversion without the approval of the Illinois Director of Insurance.

The subscription of any person who subscribes for more shares than the person’s maximum purchase limitation as set forth on the stock order form will be disregarded in its entirety or reduced to the person’s maximum purchase limitation, at the discretion of Vericity.

We have the right in our absolute discretion and without liability to any participant in the subscription offering or to any other person to determine which proposed persons and which subscriptions and orders in this offering meet the criteria provided in the plan of conversion for eligibility to purchase shares of common stock and the number of shares eligible for purchase by any person. Our determination of these matters will be final and binding on all parties and all persons.

Oversubscription

If eligible members subscribe for more than 20,125,000 shares, the shares of common stock will be allocated so as to permit each subscribing eligible member, to the extent possible, to purchase up to the lesser of the number of shares subscribed for or 100 shares. Any remaining shares will be allocated among the eligible members whose subscriptions remain unsatisfied in the proportion in which the number of shares as to which each such eligible member’s subscription remains unsatisfied bears to the aggregate number of shares as to which all such eligible members’ subscriptions remain unsatisfied.

Actuarial Opinion

We retained Milliman, Inc., an independent actuarial consulting firm, to advise us in connection with actuarial matters involved in the allocation of subscription rights and the establishment of the individual maximum purchase limitations. The opinion of Steven Schreiber, an independent consulting actuary associated with Milliman, dated July 31, 2018, relating to the proposed allocation of subscription rights among eligible members in consideration for the extinguishment of their membership interests in Members Mutual, states (in reliance upon the matters described in such opinion) that the principles and methodology for allocating consideration among the eligible members and for allocating shares in the event of an over subscription, each as set forth in the plan of conversion, are fair and equitable from an actuarial point of view. The opinion of Steven Schreiber is an exhibit to the registration statement of which this prospectus is a part, and is available for inspection in the manner set forth in the section titled “Additional Information.” A copy of the actuarial opinion is also on file and available for inspection at our principal executive offices.

Management Purchases of Stock

The directors and officers of Members Mutual, in their capacities as such, together with their affiliates and associates, may not purchase in the aggregate more than 4,016,250 shares, which represents 27% of the shares at the minimum of the offering range. If the eligible members subscribe for less than the maximum number of shares, the directors and officers of Members Mutual, together with their affiliates and associates, have indicated their intention to purchase approximately 2,001,600 shares of common stock in the subscription offering. The directors and officers of Members Mutual and their affiliates and associates are not obligated to purchase this number of shares, and in the aggregate they may purchase a greater or smaller number of shares. See “The Conversion and Offering—Proposed Management Purchases.”

If there are insufficient shares remaining after the subscriptions of eligible members to satisfy in full all of the subscriptions of directors and officers of Members Mutual, the available shares of common stock will be allocated among the subscribing management participants in the proportion in which the number of shares as to which each such management participant’s subscription bears to the aggregate number of shares subscribed for by all management participants.

Undersubscription

If fewer than 14,875,000 shares are subscribed for in the subscription offering, the standby purchaser has agreed to purchase enough shares in the standby offering to guarantee the sale of the minimum number of shares necessary to complete this offering, and may purchase additional shares as may be necessary in order to permit the standby purchaser to acquire a majority of the shares sold, provided that no more than 20,125,000 shares may be sold in the offerings. In that event, the level of sales to eligible members and directors and officers of Members Mutual will not impact the condition that at least 14,875,000 shares must be sold to complete this offering. Accordingly, the sale of the minimum number of shares necessary to complete this offering does not indicate that sales have been made to investors who have no financial or other interest in the offerings, and the sale of the minimum number of shares should not be viewed as an indication of the merits of this offering.

Benefits to Management

Members of our management, our directors and advisory board members will participate in an equity incentive plan to be established under the terms of the amended and restated limited partnership agreement of the standby purchaser. The plan will be established to promote the long-term growth and profitability of the standby purchaser and all of our stockholders by providing employees, directors and service providers who are or will be involved in our growth with an opportunity to acquire an ownership interest in the standby purchaser, thereby encouraging such persons to contribute to and participate in our success. Under the plan, the general partner of the standby purchaser may grant awards of Class B units to employees, directors and other service providers of the standby purchaser and/or Vericity. Class B units are non-voting profits interests in the standby purchaser that entitle the holders thereof to participate in the appreciation in the value of the standby purchaser above an applicable threshold and to thereby share in our future growth. The grant of equity-based awards to our management and directors is intended to encourage the creation of long-term value for our stockholders by helping to align the interests of the participants under the plan with those of our stockholders and to promote employee retention and ownership. See “Executive Compensation—Apex Holdco Equity Incentive Plan.”

Shares Outstanding Immediately After the Offerings

A minimum of 14,875,000 shares and a maximum of 20,125,000 shares of our common stock will be issued and outstanding after the offerings.

Use of Proceeds

As required under Illinois law, the plan of conversion requires that the total price of the stock to be issued in the conversion must be equal to the estimated pro forma market value of converted Members Mutual as determined by an independent appraiser, which is $148.8 million at the minimum of the offering range. Accordingly, we must sell shares at an aggregate price at least equal to $148.8 million in the offerings. We estimate the net proceeds from the offerings will be between $137.0 million at the minimum of the offering range and $190.9 million at the maximum of the offering range. See the “Offering Summary” on the front cover of the prospectus for the assumptions used to arrive at these amounts. The amount of net proceeds from the sale of common stock in the offerings will depend on the total number of shares actually sold in the subscription offering and the standby offering.

Initially, we plan to retain substantially all of the net proceeds from the offerings at Vericity. Within six months of the closing of this offering, we expect to complete a capital needs assessment to project the amount of capital reasonably needed to be maintained at Vericity to support adequate capital levels at Fidelity Life and Efinancial. Depending on the results of the assessment, we may allocate a portion of the net proceeds from the offerings to support our insurance and agency businesses, and more particularly to (i) reduce our use of reinsurance to finance growth, while continuing to emphasize risk management; (ii) make investments to strengthen our infrastructure, including our IT platforms; and (iii) selectively deploy new capital to acquire and bolster talent in key areas of competency linked to competitive advantage. We expect that any unallocated net proceeds from the offerings will be used for general corporate purposes, including paying holding company expenses, and potentially paying a special cash dividend to our stockholders or repurchasing shares of our common stock.

The standby stock purchase agreement provides that within six months following the closing of this offering, our management will undertake and complete a capital needs assessment. If as a result of that assessment, management determines that the amount of capital retained at Vericity exceeds the reasonable current and near term projected capital requirements, management will determine the amount of excess capital (if any) that may be available for distribution to stockholders and may recommend the declaration of a special dividend to stockholders in an amount not to exceed any such excess capital. However, there can be no assurance that our board of directors will declare any dividend. Any decision regarding the declaration or amount of any dividend will be in the sole discretion of the board of directors of Vericity and will depend on many factors, including the capital needs assessment, the amount of net proceeds from this offering, general economic and business conditions, Vericity’s financial results and condition, legal and regulatory requirements and any other factors that the Vericity board may deem relevant.

On a short-term basis, the proceeds retained at Vericity will be initially invested primarily in U.S. government securities, other federal agency securities, and other securities consistent with our investment policy until utilized.

Dividend Policy

Following completion of this offering, our board of directors will have the authority to declare dividends on our shares of common stock. We currently do not have any plans to pay ordinary cash dividends to our stockholders. Any decision to pay a dividend will depend on many factors, including our financial condition and results of operations, liquidity requirements, market opportunities, capital requirements of our subsidiaries, legal requirements, intercompany dividends from our subsidiaries and other factors as the board of directors deems relevant. For additional information regarding restrictions on our ability to pay dividends, see “Dividend Policy.” For information regarding the potential payment of a special cash dividend following a capital needs assessment to be conducted within six months of the closing of this offering, see “Dividend Policy—Capital Needs Assessment; Potential Special Dividend.”

Market for Common Stock

We have applied for the listing of our common stock on the NASDAQ Capital Market under the symbol “VERY.”

How You May Obtain Additional Information Regarding this Offering

If you have any questions regarding the stock offering, please call the Stock Information Center at 1—[●], Monday through Friday between 10:00 a.m. and 4:00 p.m., Central Time to speak with a representative of Raymond James.

RISK FACTORS

An investment in our common stock involves a number of risks. Before making a decision to purchase our common stock, you should carefully consider the following information about these risks, together with the other information contained in this prospectus. Many factors, including the risks described below, could result in a significant or material adverse effect on our business, financial condition and results of operations. If this were to happen, the price of our common stock could decline significantly and you could lose all or part of your investment.

Risks Relating to Our Business

We have incurred a net loss in each of the eight prior fiscal years.

Although founded over one hundred years ago, we recommenced independent operations in 2007 following the termination of a long-term management relationship with a former affiliate, and a significant percentage of Fidelity Life’s in-force policies have been written only in the years since then. The lack of cash flows typically associated with a legacy business puts Fidelity Life at a disadvantage in comparison with other life insurance carriers that have a more established book of business and associated revenue streams. In addition, we have incurred a net loss in each of the eight prior fiscal years, resulting in an aggregate of approximately $98 million in net losses over that period, including losses of $[●] million, $8.2 million and $15.3 million for the nine months ended September 30, 2018, and for the years 2017 and 2016, respectively. Our losses are due principally to operating expenses and corporate overhead exceeding revenues of our agency and insurance segments, and our inability to defer commission expense on policies produced by our affiliated agency, Efinancial.

If we are successful in growing our business through our distribution strategy, we expect to continue to generate consolidated net losses until we have developed a sustainable book of business and our growth rate has leveled.

Revenue growth is required to increase our scale to cover our operating expenses and corporate overhead. Consistent with our distribution strategy, we have been increasing the number of Fidelity Life policies sold through our affiliated distributor, Efinancial. However, generally accepted accounting principles (GAAP) require that we immediately expense that portion of our policy acquisition costs for policies placed through our affiliated agency, Efinancial, that cannot be directly tied to the placement of a policy. As a result of this immediate expense recognition for sales through Efinancial, we incur a net loss in the first year on each policy sold through Efinancial. We plan to continue to increase sales through Efinancial as we seek to further develop our distribution platform and grow our book of business. If we are successful in increasing our premium writings through Efinancial over each of the next several years, we expect that the impact of the immediate expense recognition will continue to contribute to our incurring consolidated net losses and reduction of our consolidated equity in each such year. If we are not able to offset that expense load with additional income streams, we will continue to incur consolidated net losses, which will have a material and adverse effect on our business, financial condition, results of operations, and prospects. There can be no assurance that we will be able to generate a sustainable book of business using our distribution platform that will produce sufficient revenues to offset our expenses.

We use products and processes in order to overcome the barriers that have historically hindered access to the Middle Market, and there can be no assurance our products and processes will fully address these barriers.

Historically, our target market has been underserved by life insurance companies that have tended to focus on more affluent customers. The products and processes that we use to reach the Middle Market rely heavily on retail call center-based sales. The call centers that we are familiar with tend to have low placement ratios on medically underwritten products because of the time delay involved in issuing policies and the lack of face to face sales support typically provided by traditional agents. We have developed innovative products and processes designed to streamline the sale of life insurance and improve call center placement ratios. We cannot assure you that our business model, which is focused on selling quick-issue policies to the Middle Market through our retail call center distribution platform, will prove to be viable or sustainable. If we are not successful in utilizing our products and processes to penetrate our target Middle Market, we will not generate sufficient revenues to offset our expenses, which will result in a material and adverse effect on our business, financial condition, results of operations, and prospects.

Although we are currently exploring direct distribution of insurance policies over the internet, there can be no assurance that we will be successful in placing policies through this distribution platform. Several of our competitors are currently developing, and in some cases have developed, the capability for distribution of insurance products through digital and online platforms. If we are unable to successfully implement our online distribution platform or implement other distribution methods that are preferred by consumers, we may be unable to successfully reach a portion of our target Middle

Market. In addition, there can be no assurance that the performance of the products that we sell through direct online distribution will meet our expectations. Either of these circumstances could cause a material and adverse effect on our business, financial condition, results of operations, and prospects.

Our results of operations have been adversely affected by the current low interest rate environment, and will continue to be adversely affected if interest rates remain low or if interest rates should rapidly increase.

Interest rates have remained at near historically low levels for an extended period. Although the Federal Reserve moved to marginally increase short-term interest rates in 2018, 2017, and 2016 and may continue to increase rates in the future, medium and long-term interest rates have remained at low levels. During a prolonged period of low interest rates, our investment earnings may decrease because the interest earnings on our recently purchased fixed income investments will likely have declined in parallel with market interest rates. In addition, callable fixed income securities in our investment portfolios will be more likely to be prepaid or redeemed as borrowers seek to borrow at lower interest rates. Consequently, we may be required to reinvest the proceeds in securities bearing lower interest rates. In addition, during periods of continuing low interest rates, our financial performance may suffer as a result of a decrease in the spread between interest rates credited to our annuity contractholders and returns on our investment portfolios. A period of prolonged low interest rates may also cause us to change our assumptions of the interest rates that we can earn on our investments and the long-term interest rate that we assume in our calculation of insurance assets and liabilities under GAAP. This revision would result in increased reserves, accelerated amortization of deferred acquisition costs and other unfavorable consequences. In addition, certain statutory capital and reserve requirements are based on formulas or models that consider interest rates, and an extended period of low interest rates may increase the statutory capital we are required to hold and the amount of assets we must maintain to support statutory reserves.

Conversely, an increase in market interest rates could also have a material adverse effect on the value of our investment portfolio by, for example, decreasing the estimated fair values of the fixed income securities within our investment portfolio. In addition, in periods of rapidly increasing interest rates, withdrawals or surrenders under our annuity contracts may increase as policyholders choose to seek higher investment returns. Obtaining cash to satisfy these obligations may require us to liquidate fixed income investments at a time when market prices for those assets are depressed because of increases in interest rates. This may result in realized investment losses. Also, certain statutory reserve requirements are based on formulas or models that consider forward interest rates and an increase in forward interest rates may increase the statutory reserves we are required to hold thereby reducing statutory capital.

Difficult economic conditions have adversely affected the demand for our insurance products in our target Middle Market.

In addition to the adverse impacts of the current low interest rate environment, our business prospects, results of operations and financial condition are affected by general economic conditions. While economic conditions have stabilized and improved in a number of areas, economic challenges still remain. Many middle American families, including those that comprise our target Middle Market, have experienced financial hardships as a result of the slow pace of the economic recovery and stagnant income levels. We believe that these economic pressures have reduced demand for our life insurance products due to challenging consumer economics, including increased demands on disposable income to pay for increasing costs of living, including health insurance, savings goals and general living expenses.

Actual results could materially differ from the third party predictive analytical models that we currently use and those that we plan to develop in the future to assist our decision-making processes.

Our business strategy relies on our ability to develop and effectively utilize predictive analytics to optimize our production of a stable book of life insurance business. Flaws in, or faulty assumptions used by, our predictive models could lead to increased policy claims. If, based upon predictive analytics or other factors, we misprice our products or our estimates of the risks we are exposed to prove to be materially inaccurate, there could be a material and adverse effect on our business, financial condition, results of operations, and prospects.

Our operations are dependent on access to key technology tools; if we lose access to these tools, our ability to conduct business could be significantly impaired.

We make extensive use of internally developed software applications in the conduct of our businesses. In our agency segment, our patented ALISS® software system contains a number of custom applications that are necessary to our ability to operate, including marketing, consumer relationship management, and modules for sales, case management and customer service. In our insurance segment, we have developed our Rapid Application system and our Fidelity Life Association Sales Handler (FLASH) system to allow our producers to efficiently complete a web-enabled sales application for many of our insurance products. For the year ended December 31, 2017, nearly all of our new insurance policies were processed through our Rapid Application or FLASH systems.

In the event of a disaster such as a natural catastrophe, an epidemic, an industrial accident, a blackout, a computer virus, a terrorist attack, a cyber-attack, or war that causes ALISS® or our Rapid Application or FLASH systems to not function, unanticipated problems with our disaster recovery systems would have an adverse impact on our ability to conduct business and on our results of operations and financial position, particularly if those problems affect our internet access, computer-based data processing, transmission, storage and retrieval systems or destroy valuable data. Despite our implementation of security measures, disaster recovery plans, system back-up plans and offsite arrangements to reduce the risk of a loss of access to these critical systems, there is no assurance that these security measures and back-up plans will work when needed or would protect the company in all circumstances that could arise. An interruption in our business because of our inability to access our key technology tools could result in the loss of revenue and damage to our reputation and could have a material and adverse effect on our business, financial condition, results of operations, and prospects.

Valuation of our investments, and the determination of whether a decline in the fair value of our invested assets is other-than-temporary, is based on methodologies and estimates that may prove to be incorrect, which could adversely affect our results of operations and financial condition.

Our fixed maturity securities are classified as either “available-for-sale” securities or “trading” securities, both of which are carried at fair value on the balance sheet. Fair value represents the price that would be received from the sale of an asset in an orderly transaction between market participants on the measurement date. Determining the fair value of certain invested assets, particularly those that do not trade on a regular basis, requires an assessment of available data and the use of assumptions and estimates in making these determinations. This analysis requires us to characterize certain of our investment assets among different categories referred to as either Level 1, Level 2 or Level 3 assets. See “Management’s Discussion and Analysis—Valuation of Fixed Maturity Securities and Equity Securities.” At December 31, 2017, we had 2% of our investment assets characterized as Level 1 assets, 91% of our investment assets characterized as Level 2 assets, and 7% of our investment assets characterized as Level 3 assets. See “Note 12—Assets and Liabilities Measured at Fair Value” to our audited consolidated financial statements included in this prospectus.

In addition, GAAP requires that when the fair value of certain of our invested assets declines and such decline is deemed to be other-than-temporary, we recognize a loss in either accumulated other comprehensive income or on our consolidated statement of operations based on certain criteria in the period that this determination is made. Once it is determined that the fair value of an investment asset is below its carrying value, we must determine whether the decline in fair value is other-than-temporary, which is based on subjective factors and involves a variety of assumptions and estimates. For information on our valuation methodology, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Investments.” There are certain risks and uncertainties associated with determining whether declines in market value are other-than-temporary. These include significant changes in general economic conditions and business markets, trends in certain industry segments, interest rate fluctuations, rating agency actions, changes in significant accounting estimates and assumptions and legislative actions. In the case of mortgage- and other asset-backed securities, there is added uncertainty as to the performance of the underlying collateral assets. To the extent that we are incorrect in our determination of fair value of our investment securities or our determination that a decline in their value is other-than-temporary, we may recognize losses that never actually materialize or may fail to recognize losses within the appropriate reporting period that will be recognized in future periods.

If we are unable to protect sensitive consumer information, our reputation could be damaged and we could be subject to fines or litigation.

Our products and services involve the use, collection and storage of confidential information of consumers and the transmission of this information. In our agency segment, this information is used in the underwriting process by our carriers. For example, we collect names, addresses, personal identity and financial information, and information regarding the medical history of consumers in connection with their applications for life insurance. In our insurance segment, we maintain detailed information on our policyholders, including sensitive, non-public personal information.

While we take commercially reasonable measures to keep our systems and data secure, it is difficult or impossible to defend against all risks being posed by changing technologies as well as criminals intent on committing cybercrime. Increasing sophistication of cyber criminals and terrorists make keeping up with new threats difficult and could result in a breach. As a result, we may be unable to anticipate the type or manner of attempts to breach our security or to implement adequate preventative measures against these attempts. We may be required to expend significant capital and other resources to protect our technology infrastructure from attack or to alleviate problems caused by security breaches.

Changes in legislation relating to information security, industry best practices or the specific requirements of our insurance carriers or other business partners may impose new requirements relating to data security and may present significant implementation costs and challenges. Changing our processes could be time consuming and expensive, and failure to timely implement required changes could result in our inability to sell certain insurance products in a particular jurisdiction or to represent certain insurance carriers, any of which could damage our business and adversely affect our results of operations and financial condition.

Any breach or perceived breach of our security could damage our reputation and our relationship with our policyholders, clients, marketing partners and insurance carriers. Reputational damage of this kind could significantly harm our agency segment. For example, consumers and insurance carriers may be less likely to use our agency services following a breach because of a perceived weakness in our information security measures. Additionally, we could be subject to significant liability as well as regulatory action, which would have a material and adverse effect on our business, financial condition, results of operations, and prospects.

We may be unable to adequately protect our intellectual property rights or avoid infringing the intellectual property rights of third parties and the intellectual property rights we have may not be a meaningful barrier to competition.

Currently, we rely on a combination of several issued U.S. patents and a patent application, copyrights, trademarks and trademark applications, confidentiality or non-disclosure agreements, licenses, work-for-hire agreements and invention assignment agreements to protect our intellectual property rights. We can give no assurance, however, that the protective actions we have taken with respect to our intellectual property rights are adequate to prevent others from developing software platforms or using brands that are substantially similar to our own and upon which we rely to differentiate our products and to provide, through the use of our Rapid Application and FLASH technology platforms, a differentiated web-enabled sales and underwriting process. Competitors may adopt brand names similar to our trademarks and tradenames, and owners of similar registered trademarks may bring trade name or trademark infringement claims against us. Further, policing our intellectual property rights is difficult and expensive and may not always be effective. Others may assert claims that our trademarks or copyrights in our proprietary software or materials are invalid or that our proprietary software infringes upon their intellectual property rights. If disputes of this type were to occur, we may not be able to resolve them to our satisfaction. Our inability to protect or maintain exclusive use of our intellectual property could adversely affect our business operations.

Unauthorized parties may copy aspects of our software or obtain and use information we hold as trade secrets and regard as proprietary. While unauthorized parties’ use of our proprietary information may under certain circumstances be actionable, independent development of material we hold as trade secrets does not necessarily give rise to a cause of action for trade secret misappropriation. In addition, in the course of seeking patent protection, we were required to publicly disclose information related to our software sufficient to enable others with “ordinary skill” in the relevant technology area to use our various inventions. Third parties may be able to legally circumvent our proprietary rights by using our former disclosures to assist in independently developing software that is substantially similar to our own but which differs from the claims of our issued patents. Use of our patents in this way does, however, present risk to third parties of a finding of willful patent infringement and correspondingly enhanced damages. Moreover, independent development of our patented technology is actionable as direct patent infringement and is generally a strict liability offense.

Currently, we have seven issued U.S. patents and one pending U.S. patent application related to certain aspects of our RAPIDecision® Life sales process, our LifeTime Benefit Term product, our ALISS® system and other elements of our business. In the past, we have preliminarily pursued foreign protection and continue to evaluate whether such protection is valuable. Generally, patents issued in the United States remain in force for twenty years from the earliest effective filing date, but in some instances can be extended due to patent office delays for as many as several additional years. Our patents and patent application are expected to expire within the period between July, 2024 and July, 2029. In addition, valid patents may not issue from our pending application, and our issued patents, along with any claims in our pending application that are allowed, may be challenged, invalidated or circumvented, or may not be sufficiently broad to foreclose potential competitors from developing similar new technologies. Furthermore, costly and time consuming litigation could be necessary to enforce and determine the scope of our patents.

In its 2014 decision in Alice Corp. v. CLS Bank Int’l., the Supreme Court of the United States reemphasized the general idea that abstract ideas are not patentable as business methods, but that business methods may be patentable processes if they otherwise satisfy the requirements of the U.S. Patent Act. In particular, the Supreme Court’s two-pronged Alice test first asks whether patents are directed to abstract ideas; if not, patents cover eligible subject matter. If a patent is directed to an abstract idea, prong two of the test asks whether the patents cover “something more” such that they are patent eligible. As a result of Alice, if patents are novel, nonobvious and fully and particularly described, there are arguments to be made that even business method patents can cover patent eligible subject matter. We have endeavored to prosecute patent claims to satisfy the requirements of the U.S. Patent Act in view of Alice, and much of our patent portfolio has been prosecuted post-Alice. Nonetheless, the continued emphasis on the unpatentability of abstract ideas could result in at least some of our existing patents—including our RAPIDecision® Life (Hybrid Life) patent family—being rendered invalid and unenforceable or could result in the denial of our pending patent application.

In the ordinary course of our business we can face coverage disputes and lawsuits that are expensive, time consuming and may include claims for extra-contractual damages, which, if resolved adversely, could harm our business, financial condition, or results of operations.

From time to time, we are involved in coverage and other types of lawsuits in the ordinary course of our business. Defending these claims is costly and can impose a significant burden on our management and employees. We utilize reinsurance to limit our exposure on any one life under the insurance policies we issue. However, our reinsurance arrangements generally do not cover extra-contractual damages that we may incur in connection with coverage disputes. Accordingly, were we to be found liable for extra-contractual damages, we would be responsible for the full amount of extra contractual damages. If we are found to be liable for significant extra-contractual damages in future cases, there could be a material and adverse effect on our business, financial condition, results of operations, and prospects.

Legal and regulatory investigations and actions are increasingly common in the life insurance business and may result in financial losses and harm our reputation.

We face a risk of litigation and regulatory investigations and actions in the ordinary course of operating our businesses, including the risk of class action lawsuits. Fidelity Life and Efinancial may become subject to class actions and regulatory actions or may become subject to individual lawsuits relating, among other things, to sales or underwriting practices, payment of contingent or other sales commissions, claims payments and procedures, product design, disclosure, administration, additional premium charges for premiums paid on a periodic basis, interest crediting practices, denial or delay of benefits and breaches of fiduciary or other duties to customers. Plaintiffs in class action and other lawsuits against Fidelity Life or Efinancial may seek very large or indeterminate amounts, including punitive and treble damages, which may remain unknown for substantial periods of time.

From time to time, Fidelity Life is subject to regulatory review and is currently under an examination by various state treasurers relating to our escheat practices for unclaimed life insurance death benefits. While we believe our practices comply with applicable law, these practices have come under increased scrutiny by state regulatory bodies. State insurance regulators, treasurers and comptrollers are requesting life insurance companies to report on their escheat practices and procedures for tracking and identifying claims that became payable by death or other insured events but were not paid because no claim was presented to the company for payment. As a result of these investigations, regulators are routinely looking to adopt regulations that would require insurance companies to perform regular checks against the Social Security Death Master File, which we currently conduct, or review equivalent sources, as well as require insurance companies to collect more information needed to track policyholders, account holders and beneficiaries. It is possible that these requests by the state regulators may result in payment to beneficiaries, escheatment of funds deemed abandoned under state laws and changes to our escheat practices and procedures.

From time to time, the Illinois Department of Insurance has inquired regarding the levels of our statutory capital and surplus. At December 31, 2017 Fidelity Life was required to maintain minimum statutory capital and surplus of $1.5 million. Since 2007 when we resumed writing business as a stand-alone company, Fidelity Life’s statutory capital and surplus has declined from $275.2 to $127.6 million at December 31, 2017. This decline is due principally to surplus strain from writing new business, which requires us to set aside a portion of surplus for each policy written to fund our reserves for claims, and from our operating costs exceeding our revenues. While Fidelity Life’s current level of statutory capital and surplus exceeds the level at which the Illinois Department of Insurance would be authorized to take any action against it, if Fidelity Life were to suffer a significant decline in the level of its statutory capital and surplus, the Illinois Department of Insurance could take various remedial actions, any of which could have a material adverse effect on our business, financial condition, results of operations, and prospects. See “ – Risks Relating to our Insurance Segment—A significant decline in Fidelity Life’s risk-based capital could limit its ability to write new business.”

Fidelity Life is also subject to various regulatory inquiries, such as information requests, subpoenas, market conduct exams and books and record examinations, from state and federal regulators and other authorities, which may result in fines, recommendations for corrective action or other regulatory actions. Current or future investigations, proceedings or regulatory actions could have an adverse effect on our business, results of operations and financial condition. Moreover, even if we ultimately prevail in the investigation, proceeding or regulatory action, we could suffer significant reputational harm, which could have an adverse effect on our business. Most recently in early 2016, Fidelity Life was subject to a market conduct examination in California. The California examination is closed and no material issues were identified. Increased regulatory scrutiny and any resulting investigations or proceedings could result in new legal actions or precedents and industry-wide regulations or practices that could have a material and adverse effect on our business, financial condition, results of operations, and prospects.

We rely on the experience of the members of our executive management team and certain key employees and contractors. The loss of any of these individuals could have an adverse impact on our business and our ability to implement our business strategy.

The success of our business is dependent, to a large extent, on our ability to attract and retain key employees including the following members of our executive management team: James Hohmann, President and Chief Executive Officer; James Harkensee, President and Chief Operating Officer of Fidelity Life; Chris Kim, Chief Financial Officer and Treasurer; John Buchanan, Executive Vice President, General Counsel and Secretary; Laura Zimmerman, Executive Vice President and Chief Marketing Officer; and Chris Campbell, President and Chief Operating Officer of Efinancial. Our executive management team has extensive experience in the insurance and direct marketing industries. Were we to lose any of these employees, it may be challenging for us to attract a replacement employee with comparable skills and experience in our market niches. We have employment agreements with our executive officers, which are described under “Executive Compensation—Employment Agreements.” We do not currently maintain key man life insurance policies with respect to any member of our executive management team.

In addition, we rely on certain key employees and contractors who have knowledge of our systems and process. The loss of any one or more of these persons could result in a disruption to our business which could have an adverse effect on our financial performance.

We may be required to establish an additional valuation allowance against deferred income tax assets if our business does not generate sufficient taxable income or if our tax planning strategies are modified, which could have a material adverse effect on our results of operations and financial condition.

Deferred income tax represents the tax effect of the differences between the financial accounting and tax basis of assets and liabilities. Deferred tax assets represent the tax benefit of future deductible temporary differences, operating loss carryforwards and tax credit carryforwards. We periodically evaluate and test our ability to realize our deferred tax assets. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence, it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. In assessing the more likely than not criteria, we consider future taxable income as well as prudent tax planning strategies. Future facts, circumstances, tax law changes and financial accounting or GAAP developments may result in an increase in the valuation allowance. An increase in the valuation allowance could have a material adverse effect on the Company’s results of operations and financial condition.

As of December 31, 2017, we had recorded deferred tax assets of $15.5 million and a valuation allowance of $10.6 million, resulting in a net deferred tax asset of $4.9 million. To the extent we are required to establish an additional valuation allowance against deferred income tax assets, the amount of such valuation allowance would be charged against our net income for the period in which that valuation allowance is established, which could have a material and adverse effect on our business, financial condition, results of operations, and prospects.

We operate in a heavily state regulated industry, and the prospect exists for further federal involvement in the regulation of insurance companies.

Our business is regulated by government agencies in the states in which we do business, and we must comply with a number of state and federal laws and regulations. Most insurance regulations are intended to protect the interests of current and potential policyholders and customers rather than those of stockholders and other investors in insurance services companies.

State laws and regulations that apply to us include those governing the financial condition of insurers, including standards of solvency, risk-based capital requirements, types, quality and concentration of investments, establishment and maintenance of reserves, required methods of accounting, reinsurance and requirements of capital adequacy, and those governing the business conduct of insurers, including transactions with affiliates, sales and marketing practices, claim procedures and practices, and policy form content. In addition, state insurance laws require licensing of insurers and their agents. State insurance regulators have the power to grant, suspend and revoke licenses to transact business and to impose substantial fines and other penalties.

We may be unable to comply fully with the wide variety of applicable laws and regulations that are frequently undergoing revision. In addition, we follow practices based on our interpretations of laws and regulations that we believe are generally followed by the insurance industry. These practices may be different from interpretations of insurance regulatory agencies. Moreover, in order to enforce applicable laws and regulations or to protect policyholders, insurance regulatory agencies have relatively broad discretion to impose a variety of sanctions, including examinations, corrective orders, suspension, revocation or denial of licenses and the takeover of insurance companies. As a result, if we fail to comply with these laws and regulations, state insurance departments can exercise a range of remedies from the imposition of fines to being placed in rehabilitation or liquidation. State insurance departments also conduct periodic examinations of the affairs of insurance companies and require the filing of annual and other reports relating to financial condition, holding company issues and other matters. These regulatory requirements may adversely affect or inhibit our ability to achieve some or all of our business objectives. Changes in the level of regulation of the insurance industry or changes in laws or regulations or interpretations of laws and regulations by regulatory authorities could adversely affect our ability to operate our business.

We are subject to various accounting and financial requirements established by the National Association of Insurance Commissioners (“NAIC”) as adopted by the states in which we operate. In addition, state regulators and the NAIC continually re-examine existing laws and regulations, with an emphasis on insurance company solvency issues and fair treatment of policyholders. Insurance laws and regulations could change or additional restrictions could be imposed that are more burdensome. Because these laws and regulations are for the protection of policyholders, any changes may not be in your best interest as a stockholder.

Currently, the U.S. federal government does not directly regulate the insurance business. However, the Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank Act”) established a Federal Insurance Office (“FIO”) within the Department of the Treasury. The FIO initially is charged with monitoring all aspects of the insurance industry (other than health insurance, certain long-term care insurance and crop insurance), gathering data, and conducting a study on methods to modernize and improve the insurance regulatory system in the United States. On December 12, 2013, the FIO issued a report entitled “How to Modernize and Improve the System of Insurance Regulation in the United States” (the “Report”), which stated that, given the “uneven” progress the states have made with several near-term state reforms, should the states fail to accomplish the necessary modernization reforms in the near term, “Congress should strongly consider direct federal involvement.” The FIO continues to support the current state-based regulatory regime, but will consider federal regulation should the states fail to take steps to greater uniformity (e.g., federal licensing of insurers). Each year the FIO also releases an annual report on the insurance industry (“Annual Report”), with its latest Annual Report released in September of 2017. The Annual Report provided a set of recommendations along with providing an overview of the financial performance and condition of the U.S. insurance industry and outlining a number of insurance industry and regulatory developments from the past year. We cannot predict what impact, if any, this guidance or any new legislation would have on our business, financial condition and results of operations.

In addition, federal legislation and administrative policies in several areas can significantly and adversely affect the insurance industry. These areas include financial services regulation, securities regulation, pension regulation, privacy, tort reform legislation and taxation. Compliance with applicable laws and regulations is time consuming and personnel-intensive, and changes in these laws and regulations may materially impact our business and increase our direct and indirect compliance and other expenses of doing business, thus having a material and adverse effect on our business, financial condition, results of operations, and prospects.

The life insurance industry in which we operate is highly competitive, which may limit our ability to maintain and increase our market share of our target market.

Competition in the life insurance industry is based on many factors. These factors include the perceived financial strength of the insurer, premiums charged, policy terms and conditions, services provided, reputation, financial ratings assigned by independent rating agencies and the experience of the insurer in the line of insurance to be written.

In our insurance segment, certain of the insurance companies we compete against have substantially greater financial, technical and operating resources than we have. Many of the lines of insurance we write are subject to significant price competition. In addition, there are many competitors that participate in the non-medically underwritten segment of the life insurance industry. As new competitors enter the non-medically underwritten market using predictive analytics, they may price aggressively to capture market share. If our competitors price their products aggressively, our ability to grow or renew our business may be adversely affected. We pay producers on a commission basis to produce business. Some of our competitors may offer higher commissions or offer insurance products at lower premium rates. Increased competition could adversely affect our ability to attract and retain business and thereby adversely affect our business, financial condition or results of operations.

In our agency segment, we compete for access to talented sales representatives and for quality sales prospects, or leads. Much of the competition for talent involves agent recruitment. Efinancial’s competitors include SelectQuote, AIG Direct, and Health I.Q. among others. Certain of our competitors in the direct distribution call center industry have been in business longer than Efinancial and are more established and have greater resources to hire insurance agents and develop new technologies. Also, agents choose to work through agencies based on a number of factors including marketing service and support, technology tools, the insurance company that the agency represents, sales commission structure, and the number and quality of sales leads. If our competitors provide the agents with better technology, pay higher commissions or provide access to insurance companies and products that are perceived to be better than those we can provide, our ability to attract and retain agents may be reduced, which could have a material and adverse effect on our business, financial condition, results of operations, and prospects.

Recently enacted U.S. tax legislation may adversely affect our business, results of operations, financial condition and cash flow.

On December 22, 2017, the President signed into law Public Law No. 115-97, a comprehensive tax reform bill commonly referred to as the Tax Cuts and Jobs Act (the “Tax Act”) that significantly reforms the Internal Revenue Code of 1986, as amended (the “Code”). The Tax Act, among other things, contains significant changes to corporate taxation, including a permanent reduction of the corporate income tax rate, a partial limitation on the deductibility of business interest expense, limitation of the deduction for certain net operating losses to 80% of current year taxable income, elimination of net operating loss carrybacks, an indefinite net operating loss carryforward, immediate deductions for certain new investments instead of deductions for depreciation expense over time, and the modification or repeal of many business deductions and credits. The Tax Act is complex and far-reaching. There may be material adverse effects resulting from the Tax Act that we have not identified and that could have an adverse effect on our business, results of operations, financial condition and cash flow.

We expect that our ability to use beneficial U.S. tax attributes will be subject to limitations.

Section 382 of the Code operates as an anti-abuse rule, the general purpose of which is to prevent trafficking in tax losses, but which can apply without regard to whether a “loss trafficking” transaction occurs or is intended. Similar rules apply to capital loss carryforwards. These rules are triggered when an “ownership change”—generally defined as when the ownership of a company, or its parent, changes by more than 50% (measured by value) on a cumulative basis in any three-year period—occurs and the company is a “loss” corporation. A company is a loss corporation if, at the date of the ownership change, the company has a tax loss carryforward which may be used in a tax year after the ownership change. When triggered, the amount of the taxable income for any post-change year which may be offset by a pre-change loss is subject to an annual limitation. An annual limitation not used in one year, may be carried over to a subsequent year. Generally, the annual limitation is derived by multiplying the fair market value of the stock of the taxpayer immediately before the date of the ownership change by the applicable federal long-term tax-exempt rate. In addition, to the extent that a company has a net unrealized built-in loss or deduction at the time of an ownership change, Section 382 of the Code limits the utilization of any such loss or deduction which is realized and recognized during the 5-year period following the ownership change. Following the completion of this offering, we expect that these limitations would apply, which could substantially limit our ability to utilize our net operating loss carryforwards.

The Tax Act’s limitation of the deduction for net operating losses to 80% of current year taxable income and its elimination of the deduction for net operating loss carrybacks could further limit our ability to use net operating losses to offset future U.S. federal income. Additionally, the Tax Act’s reduction of the corporate tax rate required a one-time remeasurement of deferred taxes to reflect their value at a lower tax rate of 21%, as a result of which the Company reduced its net deferred tax asset by $9.6 million and decreased the valuation allowance by $6.6 million resulting in a write-down of the net deferred tax asset through a charge to income tax expense in 2017 of $3 million.

Risks Relating to our Agency Segment

Our agency segment is focused primarily on a single distribution method – direct sales through call centers. Many Middle Market consumers prefer alternative ways of purchasing insurance, which could have a material adverse effect on our ability to effectively penetrate our target Middle Market.

The vast majority of Efinancial’s sales are made through its call center distribution channel. Our agency segment does not currently actively engage in significant sales activity through other means of distribution, such as over the internet or in person. Market research indicates that many Middle Market consumers prefer to purchase insurance in person rather than over the phone. As a result, our reliance on telephonic sales could adversely affect our results of operations. Additionally, our ability to successfully convert telephonic sales leads to actual sales could be negatively impacted to the extent that competitors enter the Middle Market using other sales methods that are preferred by consumers.

Our agency segment is dependent on having a large quantity of quality insurance sales leads to support our sales of insurance policies and, if we are unable to obtain these insurance sales leads in a cost-effective manner, our business will be adversely affected.

Our retail call center operations require access to a large quantity of quality insurance sales leads to keep our retail call center agents productive. We are dependent upon a limited number of lead suppliers from whom we obtain leads to support our sales of insurance policies. For the year ended December 31, 2017, 63% of our applications came from leads that were sourced from our top four lead suppliers. The loss of one or more of these lead suppliers could significantly limit our ability to access our target market for selling our policies.

Our business is dependent on our ability to successfully convert sales leads to actual sales of insurance policies. If our conversion rate does not meet expectations, our business may be adversely affected.

Obtaining quality insurance sales leads is very important to our business, but our ability to convert our leads to in-force policies is also a key to our success. Many factors impact our conversion rate, including the quality of our leads and agents. If lead quality diminishes, our conversion rates will be adversely affected. Competition in the marketplace also impacts conversion rates. If competition for Middle Market consumers increases, our conversion rates may decline, even absent a degradation in lead quality. Conversion rates are also positively impacted by tenured, well-trained sales agents. If agent turnover increases, leading to a decline in average tenure, conversion rates may be adversely impacted. Finally, if we are unable to recruit, train and retain talented agents, our ability to successfully convert sales leads may be adversely impacted. Any adverse impact on our conversion rate could cause a material and adverse effect on our business, financial condition, results of operations, and prospects.

If we are unable to hire, develop and retain well-qualified individuals to staff our retail call centers, the growth of our agency segment will be adversely affected.

Our business depends on our ability to hire, develop and retain qualified employees. Our ability to grow and expand our agency business depends on our being able to hire, develop and retain sufficient numbers of employees to staff our retail call center operations. Our success in recruiting individuals to become licensed insurance agents to staff our retail call centers can depend on factors outside of our control. These factors include the general economy and the strength of the local employment markets, including the availability of alternative forms of employment. The call center work environment is challenging and demanding. Agent turnover is a significant issue we face in our call centers, particularly among less tenured agents and agents in training. Our turnover rates can fluctuate for several reasons, including the quality of the agents we are able to recruit and train, which is impacted by the factors discussed above. In periods when we are unable to recruit agents who perform well in our call centers, we tend to experience higher turnover rates. The productivity of our retail call center agents is influenced by their average tenure at our retail call centers. Without qualified individuals to serve in our consumer facing roles, our agency segment may produce less commission revenue, which could have a material and adverse effect on our business, financial condition, results of operations, and prospects.

Efinancial relies on third party insurance companies in addition to Fidelity Life to provide insurance products for sale to our customers. The termination of our relationship with a third party carrier could adversely affect our business.

Our agency segment also generates revenue from the sale of insurance products issued by unaffiliated insurance companies, or carriers. For the year ended December 31, 2017 Efinancial derived approximately 75% of its commission revenue from Fidelity Life and approximately 25% from all other sources. We typically enter into contractual agency relationships with carriers that are non-exclusive and terminable on short notice by either party for any reason. Carriers may be unwilling to allow us to sell their existing or new insurance products for a variety of reasons, including for regulatory reasons, as a result of a reluctance to distribute their products through call centers or because they do not want to be associated with our brand. In addition, it is possible that Efinancial’s relationships with the carriers it serves could be adversely affected by Efinancial’s affiliation with Fidelity Life, which competes with many of these carriers. The termination of our relationship with a carrier could reduce the variety of insurance products we offer, which could harm our business. We would also lose a source of commissions for future sales or incur additional costs to implement arrangements with other carriers to replace the commission revenue from the terminated carrier. Our business could also be harmed if in the future we fail to develop new carrier relationships and are unable to offer consumers a wide variety of insurance products. Any decline in commission revenue would adversely impact our business and the loss of any of our carriers that account for a significant portion of our commission revenues could have a material and adverse effect on our business, financial condition, results of operations, and prospects.

We are subject to extensive regulation regarding telephone and email solicitation, which could limit or restrict our activities and impose financial requirements or limitations on the conduct of our business.

Federal and state laws and regulations in the jurisdictions in which we conduct business govern personal privacy, telephone and email solicitations and data privacy. From time to time we are subject to actions brought under these statutes. Future rules and laws may require us to modify our operations or service offerings, and these regulations may limit our activities or significantly increase the cost of regulatory compliance, which could adversely affect our results of operations.

There are numerous state statutes and regulations governing phone and email solicitation activities that apply or may apply to us. For example, some states place restrictions on the methods and timing of telephone solicitation calls and require that certain mandatory disclosures be made during the course of a call. We specifically train our retail call center sales agents to handle calls in an approved manner, and such compliance training is costly and time consuming.

Any failure on our part to comply with the legal requirements applicable to companies engaged in phone or email solicitation activities could result in our being subject to regulatory action or litigation. The possibility for significant regulatory fines, penalties, damages or restrictions imposed by regulatory agencies or by private plaintiffs in litigation could have a material and adverse effect on our business, financial condition, results of operations, and prospects. See “Business—Regulation.”

If we are not able to continue to generate data and click-through revenue from our eCoverage web properties, our marketing costs will increase, which will adversely affect the results of our agency segment.

Efinancial’s marketing expenses are a significant part of our total cost of doing business. To reduce our customer acquisition costs, we contract with third party marketers who contact consumers, some of whom will click through to one of eCoverage’s landing pages. We are able to generate data and/or click-through revenue when those leads click through to our landing pages to access information about life insurance options. For the year ended December 31, 2017, we generated $3.7 million from data and click-through revenue. We rely on data and click-through revenue to reduce our overall marketing expenses.

Risks Relating to our Insurance Segment

The actual experience of our insurance products can differ from the assumptions used to develop and price our insurance products, which can cause us to experience losses from these products.

To develop our insurance products we make assumptions regarding policy persistency, mortality and other benefit experience, the level of investment income that will be earned from investing the product cash flows, and our expenses to underwrite, sell and service the policies. Additionally, we make assumptions about the characteristics of our insureds, including age, sex, underwriting class and coverage amounts purchased. These assumptions, along with our anticipated profit levels, are used to develop the premiums that we will charge customers for our products. In many cases, these premium rates are level and cannot be raised during the initial term of the policy. Our operating results may be materially adversely impacted by variances between our pricing assumptions and our actual experience.

Our key product pricing assumptions are based on a combination of industry studies and other third party data as well as our own experience. We regularly monitor our experience and can adjust premium rates on new business sales should the actual results indicate trends or results that we believe need to be reflected. Many of the insurance products that we offer, such as our RAPIDecision® Life and other quick-issue products, are based on or contain innovative product features that we believe provide market advantages. For certain of these innovations the available industry experience may not be applicable or may require higher levels of judgment to develop our premium rates. For example, the RAPIDecision® underwriting process can be completed in a single session and without a medical exam (including approval of all-cause coverage for the full policy amount for our RAPIDecision® policies for qualified customers). These features can make the underwriting process less reliable and subject to greater variance than products underwritten through processes with more established industry experience. If the actual product experience for any of these areas varies adversely from the assumptions used to price our products, it could have a material and adverse effect on our business, financial condition, results of operations, and prospects.

Our non-medically underwritten insurance products focused on the Middle Market are subject to a higher risk of lapse than more traditional life insurance products, which could have an adverse effect on our insurance segment.

A significant portion of the life insurance policies that we issue are non-medically underwritten, including our RAPIDecision® product line. In our experience, policies of this type have a higher lapse rate than more traditional life insurance products. We believe this higher lapse rate can be attributed to, among other factors, the following:

•	the lack of an investment component in term life insurance products compared with whole life policies;

•	higher premium rates than medically underwritten coverage alternatives;

•	the greater sensitivity of Middle Market consumers to the cost of life insurance in a challenging economic environment compared with more affluent consumers; and

•	the purchase of a non-medically underwritten product is more likely to be an impulsive purchase than the purchase of a fully medically underwritten product.

While the risk of higher lapse rates is contemplated in our product pricing, if actual policy lapse rates exceed the lapse rates assumed in pricing our products, we will experience an accelerated write-off of our deferred acquisition costs and lower premium revenues, which could have a material and adverse effect on our business, financial condition, results of operations, and prospects.

Because our acquisition costs for writing a policy exceed the premiums we receive in the first policy year, the early lapse or termination of a policy may cause us to suffer a loss on that policy.

The amount of commission, underwriting and issue costs payable upon the sale of a life insurance policy exceed the amount of premiums receivable during the first policy year or longer. As a result, our sale of a new policy generally results in our incurring a loss on that policy until we have received enough premium payments to offset our policy acquisition expenses. Because of high front-loaded commissions and other expenses, it can take several years for new policies to become profitable. If a policy terminates or lapses before we are able to recover our costs for producing that policy, we will incur a loss on that policy. For example, we have in the past experienced higher lapse rates than expected on certain products, which caused us to incur losses on the policies that lapsed. If we experience higher than expected lapse rates, there could be a material and adverse effect on our business, financial condition, results of operations, and prospects.

We perform annual testing for premium deficiencies on our blocks of business, the results of which could require us to write down deferred acquisition cost balances or increase reserves.

For traditional life business, a premium deficiency can exist if the discounted present value of future premiums plus the current reserve, reduced by unamortized acquisition expenses, is not sufficient to cover the present value of anticipated future claims and related settlement and maintenance costs. When a premium deficiency is indicated we will write down any deferred acquisition cost balance to the point where the premium deficiency is eliminated. If the deferred acquisition cost is fully written down but the premium deficiency is not eliminated, we will record additional reserves on that block of policies. If we experience significant premium deficiencies, there could be a material and adverse effect on our business, financial condition, results of operations, and prospects.

Our investment performance may suffer as a result of adverse capital market developments, which may adversely affect our financial results and ability to conduct business.

We allocate a portion of the insurance premiums we receive from policyholders to fund reserves, which are invested until these amounts are needed to pay insured claims. We invest excess corporate cash in various short term and other investments to earn incremental income. As of December 31, 2017, we held investments with an estimated fair value of $393.1 million and had net investment income of $15.1 million for the twelve months then ended.

Our investments are subject to a variety of risks that are outside of our control, including risks relating to general economic conditions, market volatility, the extended low interest environment that currently exists, interest rate fluctuations, liquidity risk and credit risk. For example, an unexpected increase in the number or level of benefits incurred with claims may force us to liquidate securities in order to pay such claims. If the duration of our investments does not match our need for liquidity, we may be forced to liquidate investments prior to maturity at a significant loss to cover such payments. Investment losses could significantly decrease our asset base and capital position, thereby adversely affecting our ability to conduct business.

In the current economic environment, we are experiencing interest rates that have remained at near historically low levels across all fixed income investment markets. The effective yield rate of our fixed income investments has declined as currently available interest rates on investments purchased are lower than the rates on our maturing investments. Low current interest rates have resulted in unrealized holding gains recorded as “Other Comprehensive Income.” However, if interest rates were to rise, it is possible that the market value of the securities and other investments we hold may decline, negatively affecting our earnings and capital level through realized and unrealized investment losses. In that event we could experience increased surrender of direct and assumed annuities, which we would have to fund through the sales of securities, possibly at a loss. If market interest rates remain at low levels our investment returns will continue to decline and our investment earnings will be reduced. This could have a material and adverse effect on our business, financial condition, results of operations, and prospects.

Some of our investments are relatively illiquid and are in asset classes that have been experiencing significant market valuation fluctuations.

We hold certain assets that lack liquidity, such as privately placed fixed income securities, commercial mortgage loans, policy loans and limited partnership interests. These asset classes represented 17.7% of the carrying value of our total cash and invested assets as of December 31, 2017. If we require significant amounts of cash on short notice in excess of normal cash requirements, we may have difficulty selling these investments in a timely manner, be forced to sell them for less than we otherwise would have been able to realize, or both.

The reported fair values of our relatively illiquid types of investments do not necessarily reflect the current market price for the asset. If we were forced to sell certain of our assets in the current market, there can be no assurance that we would be able to sell them for the prices at which we have recorded them and we might be forced to sell them at significantly lower prices.

If we are unable to enter into reinsurance transactions on a cost-effective basis, our insurance segment will be less profitable and subject to greater risk and we may be unable to expand our business because of capital limitations.

We rely on the availability of reinsurance to manage the risks of our insurance products and to manage the level of capital required to write new business. Reinsurance is the practice of transferring part of an insurance company’s liability under an insurance policy and the premium associated with that insurance policy to another insurance company. We enter into reinsurance contracts to limit and manage the amount of risk we retain relating to the insurance policies we issue. This reduction in risk is intended to reduce volatility in year to year operating results. For example, we limit our retention of exposure on any one life under any insurance policy or policies we issue to a maximum of $300,000. Our ability to write policies in excess of this amount is therefore typically dependent on the availability of reinsurance for the excess amount of the issued policy at commercially reasonable rates. We also use reinsurance to manage the level of capital required to write new business.

The availability and cost of reinsurance are subject to current market conditions and our experience and may vary significantly over time. Any decrease in the amount of reinsurance available will increase the amount of loss that we retain and could decrease our regulatory capital position. We currently rely on our reinsurance arrangements with Hannover and Swiss Re to continue to write our new business. Should either or both of those reinsurers cease to reinsure our business, or should we be unable to obtain replacement reinsurance or otherwise be unable to obtain reinsurance coverage in desired amounts, our inability to obtain such reinsurance could increase the amount of risk that we retain, expose our financial results to more year to year variability and limit the amount of new business that we can write. If the cost of reinsurance coverage increases, we may charge higher premiums, and that could reduce future sales. Alternatively, we may decide to absorb all or a part of the increased reinsurance costs, which could have a material and adverse effect on our business, financial condition, results of operations, and prospects. See also “—A significant decline in Fidelity Life’s risk-based capital could limit its ability to write new business.”

Should any of our reinsurers fail to meet their contractual commitments to us, our financial condition and results of operations could be adversely affected.

The reinsurance contracts that we enter into to help manage our risks require us to pay premiums to the reinsurance carriers who will in turn reimburse us for a portion of covered policy claims. In many cases, a reinsurer will be called upon to reimburse us for policy claims many years after we paid insurance premiums to the insurer. We remain liable to each of our policyholders for their claims, and we rely on our reinsurers to reimburse us for that portion of a claim for which it is responsible. Accordingly, we are subject to loss and credit risk if our reinsurers are not capable of fulfilling their financial obligations to us. We purchase reinsurance coverage from a number of reinsurers. We do not have any in-force reinsurance agreements which are open to new business with companies that have an A.M. Best financial rating lower than “A-” (Excellent), which is the fourth highest of fifteen ratings.

The reinsurance contracts covering our life insurance policies are long term contracts mirroring the term of the underlying life insurance contracts. During the contract term, the financial position of our reinsurers can deteriorate and our reinsurers could become insolvent or otherwise not be able to reimburse us for ceded claims. Should the financial condition of a reinsurer to which we have ceded premiums deteriorate, it may be unable to reimburse us for losses under its contractual obligations to us. This could materially adversely affect our results of operations and financial condition. As of December 31, 2017, we had reinsurance recoverables of $143.9 million.

A significant decline in Fidelity Life’s risk-based capital could limit its ability to write new business.

Illinois imposes the risk-based capital requirements developed by the National Association of Insurance Commissioners (“NAIC”) that require insurance companies to calculate and report information under a risk-based capital formula. These risk-based capital requirements attempt to measure statutory capital and surplus needs based on the risks in an insurance company’s mix of products and investment portfolio.

Fidelity Life’s statutory capital and surplus has declined as we continue to sell new insurance policies each year. Because the amount of commission, underwriting and issue costs payable upon the sale of a life insurance policy exceed the amount of premiums receivable during the first policy year, it can take several years for new policies to become profitable. In addition, mandated statutory policy reserve methods, including the model regulation entitled “Valuation of Life Insurance Policies” commonly known as “Regulation XXX”, require that we increase our reserves over the first several years of the policy term. Should statutory capital and surplus continue to decline relative to risk-based capital, we may have to slow the rate of new sales or enter into additional reinsurance arrangements, both steps that could reduce our ability to generate future profits.

To reduce the future impact on regulatory capital from Regulation XXX and help stabilize our regulatory capital position in light of anticipated sales increases, we entered into a reserve financing agreement with Hannover Re effective July 1, 2013, which was amended and restated as of July 1, 2016. As of December 31, 2017, the reserve credit under this arrangement was approximately $79.9 million. If an insurance regulator were to determine that this agreement did not comply with applicable regulatory requirements, we could lose all or a portion of the reserve credit under this agreement. In that event, our regulatory capital would be significantly reduced and we may be unable to continue writing new business at our anticipated rate.

The failure of Fidelity Life to meet its applicable risk-based capital requirements or minimum capital and surplus requirements, including the effects of Regulation XXX, could also subject it to further examination or corrective action imposed by insurance regulators, including limitations on its ability to write additional business, supervision by regulators or seizure or liquidation. Any corrective action imposed could have a material adverse effect on our business, results of operations and financial condition. A decline in risk-based capital ratios could also limit the ability of Fidelity Life to make dividends or distributions to us, and could be a factor in causing A.M. Best to downgrade Fidelity Life’s financial strength rating, which could have a material and adverse effect on our business, financial condition, results of operations, and prospects. See “Business—Regulation—Risk-Based Capital (RBC) Requirements.”

A significant decline in Fidelity Life’s statutory earnings could limit its ability to write new business.

Fidelity Life’s plans call for significant growth in a capital-intensive business. Over time, this will result in statutory operating losses, which on a sustained basis may need to be addressed by limiting growth or changing product mix, and could be a factor in causing A.M. Best to downgrade Fidelity Life’s financial strength rating. If we have to limit our writing of new business, it could have a material and adverse effect on our business, financial condition, results of operations, and prospects.

A downgrade in Fidelity Life’s A.M. Best rating could affect our ability to write new business or could limit the sale of our insurance products in certain distribution channels.

Fidelity Life has been assigned a financial strength rating of “A-” (Excellent) by A.M. Best, an independent rating agency that specializes in ratings for the insurance industry. The financial strength rating assigned by A.M. Best to Fidelity Life is subject to periodic review and may be upgraded or downgraded by A.M. Best as a result of changes in the views of the rating agency or positive or adverse developments in Fidelity Life’s business. A.M. Best ratings are based in part upon statutory accounting reports submitted to the NAIC and all states in which we do business. If A.M. Best were to downgrade the financial strength rating assigned to Fidelity Life, it could limit our ability to write certain types of insurance or participate with certain distribution groups or consumers. As a result, we could experience a decline in premiums written that could have a material and adverse effect on our business, financial condition, results of operations, and prospects.

We are reliant on third party service providers to conduct our insurance business. If the availability and quality of the services provided by these parties becomes compromised, our operations could be adversely affected.

Fidelity Life uses third parties to provide a number of administrative services related to our insurance segment. These third party services include all administration of in-force policies (including premium billing, commission payment, and claims payment), management of our investment portfolios, payroll processing and payroll tax payments, tax return preparation and administration of reinsurance contracts. We also outsource most of the underwriting of individual insurance policies. The use of third party services provides cost advantages and allows us to access specialized resources on a variable cost basis.

The use of third party service providers requires a high level of oversight by management. Use of third parties makes us dependent on the availability and the quality of these services. We do not currently have the internal capability to perform many of the services. There is no assurance that these key service providers will stay in business or will maintain acceptable service levels, due to circumstances beyond our control or changes in the management or priorities of these third party service providers.

Risks Relating to this Offering

The sale of a minimum of 14,875,000 shares is necessary to complete the conversion and the offerings and does not indicate that sales have been made to investors who have no financial or other interest in the offering, and the sale of the minimum number of shares should not be viewed as an indication of the merits of the offering.

The standby purchaser has agreed to purchase such number of shares in the standby offering as will result in at least the minimum number of shares being sold in the offerings. Accordingly, the sale of the minimum number of shares necessary to complete this offering does not indicate that sales have been made to investors who have no financial or other interest in the offerings, and the sale of the minimum number of shares should not be viewed as an indication of the merits of this offering.

The Internal Revenue Service may disagree with our position that the subscription rights have no value, and therefore eligible members may be deemed to have taxable income equal to the fair market value of the subscription rights granted to them in excess of any tax basis in the membership rights exchanged for such subscription rights.

Generally, the U.S. federal income tax consequences of the receipt, exercise, and expiration of subscription rights are uncertain. We intend to take the position that, for U.S. federal income tax purposes, eligible members will be treated as transferring their membership interests in Members Mutual Holding Company in exchange for subscription rights to purchase Vericity common stock. Any gain realized by an eligible member as a result of the receipt of a subscription right that is determined to have ascertainable fair market value on the date of the deemed exchange must be recognized and included in the eligible member’s gross income for federal income tax purposes, whether or not the subscription right is exercised.

Boenning & Scattergood, Inc., which we have engaged to provide us with a valuation of the consolidated pro forma market value of Members Mutual, has advised us that it believes the subscription rights will not have any fair market value. Boenning & Scattergood, Inc. has noted that the subscription rights will be granted at no cost to recipients, will be nontransferable, nonnegotiable and of short duration, and will provide the recipient with the right only to purchase shares of our common stock at a price that is equal to the estimated pro forma market value of the Company, which will be the same price at which any unsubscribed shares will be sold to the standby purchaser. Nevertheless, Boenning & Scattergood, Inc. cannot assure us that the Internal Revenue Service will not challenge its determination that the subscription rights will not have any fair market value or that such challenge, if made, would not be successful. If the subscription rights do have value, we note that there also exists uncertainty regarding the determination of the number of subscription rights deemed issued to each eligible member because such calculation depends on the number of eligible members who ultimately exercise subscription rights, how many subscription rights each eligible member exercises and how much the eligible members’ subscription rights may be cut back in the event of an oversubscription. You should consult your tax advisors with respect to the potential tax consequences to you of the receipt, exercise and expiration of subscription rights. For more information see “Federal Income Tax Considerations—Tax Consequences of Subscription Rights.”

The broad valuation range of the subscription offering and the rights of the standby purchaser make your percentage ownership of Vericity uncertain.

The number of shares offered in the subscription offering is based on Boenning & Scattergood, Inc.’s valuation of the consolidated pro forma market value of Members Mutual. Boenning & Scattergood, Inc. has determined that, as of April 11, 2018, the estimated consolidated pro forma market value of Members Mutual is $175 million, and the range of value of the total number of shares of Vericity common stock to be issued in the offering is between $148.8 million and $201.3 million.

There is a difference of approximately $52.5 million between the minimum and maximum of the offering range. The aggregate dollar value of the shares sold in the subscription offering must be within this estimated valuation range. As a result, the percentage interest in Vericity that a purchaser of shares in this offering will have is greater if 14,875,000 shares are sold than if 20,125,000 shares are sold.

The amount of the net proceeds from the offerings is uncertain, and we will have broad discretion over the use of the net proceeds from the offerings.

The amount of proceeds from the sale of common stock in the offerings will depend on the total number of shares actually sold in the subscription offering and the standby offering, for which a higher commission percentage is applicable. As a result, the net proceeds from the sale of common stock cannot be determined until this offering is completed. However, because of the standby purchaser’s commitment, we expect to receive net proceeds of at least $137.0 million. See “Use of Proceeds.”

Risks Relating to Ownership of Our Common Stock

Upon completion of the offerings, we may be a “controlled company” within the meaning of Nasdaq Stock Market (“Nasdaq”) rules, and as a result, would qualify for, and rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.

If the standby purchaser acquires a majority of the shares of our common stock in the standby offering, the standby purchaser will control a majority of the voting power of our outstanding common stock and will hold a controlling interest in us. As a result, we would qualify as a “controlled company” within the meaning of the corporate governance rules of Nasdaq. “Controlled companies” under those rules are companies of which more than 50% of the voting power is held by an individual, a group or another company. If we become a “controlled company” upon the completion of the offerings, we will avail ourselves of the “controlled company” exception under the Nasdaq rules, in which event we will not be required not to comply with certain corporate governance requirements, including:

•	the requirement that a majority of our board of directors consist of independent directors;

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the requirement that we have a nominating and corporate governance committee that is composed entirely of independent Directors, or otherwise have director nominees selected by vote of a majority of the independent directors;

•	the requirement that we have a compensation committee that is composed entirely of independent directors; and

•	the requirement for an annual performance evaluation of the nominating and corporate governance and compensation committees.

If the standby purchaser acquires a majority of our shares in the standby offering and we become a “controlled company,” you will not have the same protections afforded to stockholders of companies that are subject to all of the Nasdaq corporate governance requirements.

We are an “emerging growth company” and a “smaller reporting company” and we intend to take advantage of reduced disclosure and governance requirements applicable to emerging growth companies and smaller reporting companies, which could result in our common stock being less attractive to investors.

We are an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012, which we refer to as the JOBS Act, and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. For example:

•	We will not be required to comply with the auditor attestation requirement on the effectiveness of our internal control over financial reporting contained in Section 404(b) of the Sarbanes-Oxley Act;

•	We will be subject to reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements;

•	We will not be required to hold a non-binding advisory vote on executive compensation and golden parachute arrangements not previously approved;

•	We will be exempt from certain audit requirements of the Public Company Accounting Oversight Board, unless the SEC determines otherwise; and

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We will take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards, as a result of which our financial statements may not be comparable to those of companies that comply with such new or revised accounting standards.

In addition, based on the maximum number of shares that will be outstanding after the offerings, we will have a public float of less than $250 million and therefore will qualify as a smaller reporting company under the rules of the SEC. As a smaller reporting company we are able to take advantage of reduced disclosure requirements, such as simplified executive compensation disclosures and reduced financial statement disclosure requirements in our SEC filings. Decreased disclosures in our SEC filings due to our status as an emerging growth company or smaller reporting company may make it harder for investors to analyze our company’s results of operations and financial prospects.

We cannot predict if investors will find our common stock less attractive if we rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile. We may take advantage of the reporting exemptions applicable to emerging growth companies until we are no longer an emerging growth company, which in certain circumstances could be for up to five years, and may take advantage of the reporting exemptions applicable to a smaller reporting company until we are no longer a smaller reporting company, which status would end once we have a public float greater than $250 million. In that event, we could still be a smaller reporting company if our annual revenues were to decline below $100 million and we have a public float of less than $700 million. Shares of our common stock held by our directors, executive officers and other affiliates (which may include the standby purchaser) would not be counted in determining our public float. See “Prospectus Summary—Implications of Being an Emerging Growth Company and Smaller Reporting Company.”

The valuation of our common stock in this offering is not necessarily indicative of the future price of our common stock, and the price of our common stock may decline after this offering.

There can be no assurance that shares of our common stock will be able to be sold in the market at or above the $10.00 per share initial offering price in the future. The final aggregate purchase price of our common stock sold in this offering will be based upon an independent appraisal. The appraisal is not intended, and should not be construed, as a recommendation of any kind as to the advisability of purchasing shares of common stock. The valuation is based on estimates and projections of a number of matters, all of which are subject to change from time to time. See “The Conversion and Offering—The Appraisal” for the factors considered by Boenning & Scattergood, Inc. in determining the appraised value.

The trading price of our common stock may be volatile and subject to wide price fluctuations in response to various factors, including:

•	market conditions in the broader stock market in general;

•	actual or anticipated fluctuations in our quarterly financial and operating results;

•	the level of any potential share repurchases and the effect of such repurchases on our per share financial data;

•	changes in interest rates;

•	departure of key executives;

•	introduction of new services or announcements of significant contracts, acquisitions or capital commitments by us or our competitors;

•	regulatory or political developments;

•	issuance of new or changed securities analysts’ reports or recommendations, or the announcement of any changes to our A.M. Best rating;

•	availability of capital;

•	litigation and government investigations;

•	legislative and regulatory developments;

•	future sales of our common stock;

•	investor perceptions of us and the life insurance industry; and

•	economic conditions.

These and other factors may cause the market price of our common stock to fluctuate substantially, which may limit or prevent investors from readily selling their shares of common stock and may otherwise negatively affect the liquidity of our common stock.

In addition, the stock market has in the past experienced substantial price and volume fluctuations that sometimes have been unrelated or disproportionate to the operating performance of companies. As a result, the trading price of shares of our common stock may be below the initial public offering price, and you may not be able to sell your shares at or above the price you pay to purchase them.

Anti-takeover provisions contained in our amended and restated certificate of incorporation, which we refer to as our charter, and our amended and restated bylaws, which we refer to as our bylaws, as they will be in effect upon completion of this offering, as well as provisions of Delaware and Illinois law, may render more difficult or discourage takeover attempts on Vericity that you may believe are in your best interests or that might result in a substantial profit to you.

The Illinois Insurance Code requires prior approval by the Illinois Department of Insurance for a change of control of an insurance holding company. Under Illinois law, the acquisition of 10% or more of the outstanding voting stock of an insurer or its holding company is presumed to be a change in control. Approval by the Illinois Department of Insurance may be withheld even if the transaction would be in the stockholders’ best interest if the Illinois Department of Insurance determines that the transaction would be detrimental to policyholders. In addition, for 5 years following the effective date of the conversion, no person or a group of persons acting in concert (other than the standby purchaser) may acquire more than 5% of the capital stock of Vericity in this offering or any other public offering without the approval of the Illinois Department of Insurance.

As a Delaware corporation, we are also subject to provisions of Delaware law, which may impair a takeover attempt that our stockholders may find beneficial. Specifically, we are subject to Section 203 of the General Corporation Law of the State of Delaware (the “DGCL”). Section 203 may prohibit large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with us for a certain period of time after such ownership interest is acquired, unless such acquisition was approved by our board of directors. The standby purchaser’s acquisition of more than 15% of our common stock was approved by the board of directors and therefore is not subject to this restriction.

Furthermore, unless we otherwise consent in writing to the selection of an alternative forum, the sole and exclusive forum for any actions asserting claims brought against or on behalf of the Company, including any derivative action, any action for breach of fiduciary duty owed to the Company or the Company’s stockholders, any action arising under the DGCL, our charter or bylaws, or any action governed by the internal affairs doctrine, shall be a state or federal court located within the State of Delaware, in all cases subject to the court having personal jurisdiction over the indispensable parties named as defendants; provided that, the exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. We believe these provisions may benefit us by providing increased consistency in the application of Delaware law by chancellors and judges, as applicable, particularly experienced in resolving corporate disputes, efficient administration of cases on a more expedited schedule relative to other forums and protection against the burdens of multi-forum litigation. However, these provisions may have the effect of limiting a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with directors, officers or other employees, and may discourage lawsuits with respect to such claims. The enforceability of similar choice of forum provisions has been challenged in legal proceedings, and it is possible that, in connection with any applicable action brought against us, a court could find the choice of forum provisions contained in our bylaws to be inapplicable or unenforceable in such action.

Additionally, our charter and bylaws contain provisions that could have the effect of rendering more difficult or discouraging a change in control. These provisions:

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contain advance notice procedures with which stockholders must generally comply to nominate candidates to our board or to propose matters to be acted upon at a meeting of stockholders, which may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the acquiror’s own slate of directors or otherwise attempting to obtain control of us; and

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authorize our board of directors, without stockholder approval, to amend our bylaws, which may allow our board of directors to take additional actions to prevent an unsolicited takeover and inhibit the ability of an acquiror to amend the bylaws to facilitate an unsolicited takeover attempt.

These provisions of our charter and bylaws, alone or together with certain provisions of Illinois law and Delaware law, could serve to entrench management and may discourage a takeover attempt that you may consider to be in your best interest or in which you would receive a substantial premium over the current market price. These provisions may make it extremely difficult for any one person, entity or group of affiliated persons or entities to acquire voting control of Vericity, with the result that it may be extremely difficult to bring about a change in the board of directors or management. Some of these provisions also may perpetuate present management because of the additional time required to cause a change in the control of the board of directors.

The standby purchaser will obtain control over the election of a majority of our board of directors, may not always exercise its control in a way that benefits, and may have interests that differ from, our public stockholders, and if it acquires a majority of our shares, it will be able to approve most corporate actions by written consent.

Under the terms of the standby purchase agreement and our bylaws, upon completion of the offerings, the standby purchaser will have the right to designate a majority of the nominees to serve on our board of directors, and may acquire a majority of the shares sold in the offerings. If the standby purchaser acquires more than 50% of our outstanding common stock, the standby purchaser generally will be able to determine the outcome of corporate actions requiring stockholder approval. The standby purchaser’s interests may differ from your interests, and therefore actions the standby purchaser takes, as a controlling or significant shareholder, with respect to us, may not be favorable to you. Under the terms of the standby purchase agreement, the standby purchaser has agreed to take, or not to take, certain actions for certain periods of time following the completion of this offering. See “The Conversion and Offering – Description of the Standby Purchase Agreement—Post-Closing Covenants.”

Our charter and bylaws will not prohibit action by written consent of our stockholders, and therefore any action required or permitted to be taken by our stockholders may be taken by written consent. If the standby purchaser acquires a majority of our shares in the standby offering, the standby purchaser will be able to approve most corporate actions by written consent without a duly-noticed and duly-held meeting of stockholders.

In addition, as permitted by Section 122(17) of the Delaware General Corporation Law, our charter contains provisions renouncing any interest or expectancy of Vericity in, or in being offered an opportunity to participate in, any business opportunities that are presented to one or more of our directors or stockholders who are, at the time, associated with or nominated by, or serving as such as representatives of, the standby purchaser or its affiliates, other than those directors or stockholders who are employees of Vericity or its subsidiaries, unless such opportunity is presented to, acquired, created or developed by, or otherwise comes into the possession of, any such director in such director’s capacity as a director of Vericity.

Our ability to pay dividends will be limited.

Upon completion of this offering, Vericity will be a holding company with no operations of its own. Vericity initially will have no significant source of funds other than the amount of net proceeds of the offerings retained by Vericity and investment earnings thereon, and intercompany dividends from Efinancial and Fidelity Life, if any. Therefore, the payment of dividends by us to stockholders would depend significantly upon the amount of net proceeds of the offerings retained by

Vericity that may be available for the declaration of dividends and our receipt of dividends from Efinancial or Fidelity Life. Fidelity Life’s ability to pay dividends to Vericity is subject to limitations under Illinois insurance laws and regulations and under the standby purchase agreement. See “The Conversion and Offering—Description of the Standby Purchase Agreement—Post-Closing Covenants—Standstill Period.” We presently do not intend to pay ordinary cash dividends to our stockholders. See “Dividend Policy.”

Within six months of the closing of this offering, we expect to complete a capital needs assessment to project the amount of capital reasonably needed to be maintained at Vericity to support adequate capital levels at Fidelity Life and Efinancial. If our management determines that the amount of capital at Vericity is in excess of these requirements, our management may recommend to the Vericity board of directors the declaration of a special cash dividend in an amount not to exceed any such excess capital. However, there can be no assurance that our board of directors will declare any dividend. Any decision regarding the declaration or amount of any dividend will be in the sole discretion of the board of directors of Vericity and will depend on many factors, including without limitation the capital needs assessment, general economic and business conditions, Vericity’s financial results and condition, legal and regulatory requirements and any other factors that the Vericity board may deem relevant.

There may not be an active, liquid trading market for our common stock.

Prior to the subscription offering, there has been no public market for our common stock. We cannot predict the extent to which an active trading market with adequate liquidity will develop. The liquidity of our common stock will be impacted by the fact that the shares purchased by the directors and officers of Members Mutual and the standby purchaser will be purchased for investment and not for resale. The shares purchased by directors and officers will be subject to lockup periods for one year and the shares purchased by the standby purchaser will be restricted securities and subject to trading limitations under applicable law and the standby purchase agreement. If an active trading market does not develop, you may have difficulty selling any of our common stock that you purchase and the value of your shares may be impaired.

As a public company, we will become subject to additional financial and other reporting and corporate governance requirements, which will require additional expense and management resources.

Upon completion of the offerings, we will become obligated to file with the Securities and Exchange Commission, or SEC, annual and quarterly information and other reports that are specified in Section 13 of the Securities Exchange Act of 1934, or Exchange Act. We will also be required to prepare financial statements that are fully compliant with all SEC reporting requirements on a timely basis. Unless an exemption is available to us as an emerging growth company, we will also become subject to other reporting and corporate governance requirements, including the requirements of Nasdaq and certain provisions of the Sarbanes-Oxley Act of 2002 and the regulations promulgated thereunder, which will impose significant compliance obligations upon us.

These changes will require a significant commitment of additional expense and other resources, and these expenses may increase after we are no longer an emerging growth company as defined in the JOBS Act. We may not be successful in implementing these requirements and implementing them could adversely affect our business or operating results. In addition, if we fail to implement the requirements with respect to our internal accounting and audit functions, our ability to report our operating results on a timely and accurate basis could be impaired and there could be a negative reaction in the financial markets due to a loss of investor confidence in us and the reliability of our financial statements. Confidence in our financial statements is also likely to suffer if we or our independent registered public accounting firm report a material weakness in our internal control over financial reporting.

We may require additional capital in the future and such additional capital may not be available to us, or only available to us on unfavorable terms.

We plan to continue to increase the number of policies sold through Efinancial as we pursue our strategic plan to further develop our controlled distribution platform and grow our book of business. To the extent that the funds generated by our ongoing operations and capital remaining at Vericity are insufficient to fund future operating requirements, we may need to raise additional funds through financings or curtail our growth. We cannot be sure that we will be able to raise equity or debt financing on terms favorable to us and our stockholders in the amounts that we require, or at all. If we cannot obtain adequate capital, our business, financial condition, results of operations and prospects could be materially and adversely affected.

In addition, the terms of a capital raising transaction could require us to agree to stringent financial and operating covenants and to grant security interests on our assets to lenders or holders of our debt securities that could limit our flexibility in operating our business or our ability to pay dividends on our common stock and could make it more difficult for us to obtain capital in the future.

If we are unable to realize the anticipated benefits of being a public reporting company, we may voluntarily file for deregistration of our common stock with the SEC, which could result in limited publicly available information about the Company and adversely affect the trading market of our common stock.

We expect that compliance with SEC rules and regulations, including the periodic reporting requirements, will cause us to incur significant accounting, legal, and other costs and make some activities more time-consuming and costly. If we are unable to realize the anticipated benefits of being a public company, including the development of an active trading market for our common stock, we may seek to deregister our common stock with the SEC. If we are able and determine to deregister our common stock under the Exchange Act in the future, it would enable us to save significant expenses relating to our public disclosure and reporting requirements under the Exchange Act. However, a deregistration of our common stock would also result in a reduction in the amount and frequency of publically available information about the Company and may further limit the liquidity of our common stock.

Our failure to meet the continued listing requirements of Nasdaq could result in a delisting of our common stock.

If, after listing, we fail to satisfy the continued listing requirements of Nasdaq, Nasdaq may take steps to delist our common stock. Such a delisting would likely have a negative effect on the price of our common stock and would impair your ability to sell or purchase our common stock when you wish to do so. In the event of a delisting, we can provide no assurance that any action taken by us to restore compliance with listing requirements would allow our common stock to become listed again, stabilize the market price or improve the liquidity of our common stock, prevent our common stock from dropping below the Nasdaq minimum bid price requirement or prevent future non-compliance with Nasdaq’s listing requirements.

FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking” statements that are intended to enhance the reader’s ability to assess our future financial and business performance. Forward-looking statements include, but are not limited to, statements that represent our beliefs concerning future operations, strategies, financial results or other developments, and contain words and phrases such as “may,” “expects,” “should,” “believes,” “anticipates,” “estimates,” “intends” or similar expressions. In addition, statements that refer to our future financial performance, anticipated growth and trends in our business and in our industry and other characterizations of future events or circumstances are forward-looking statements. Because these forward-looking statements are based on estimates and assumptions that are subject to significant business, economic and competitive uncertainties, many of which are beyond our control or are subject to change, actual results could be materially different.

Consequently, such forward-looking statements should be regarded solely as our current plans, estimates and beliefs with respect to, among other things, future events and financial performance. Except as required under the federal securities laws, we do not intend, and do not undertake, any obligation to update any forward-looking statements to reflect future events or circumstances after the date of such statements.

The forward-looking statements include, among other things, the factors discussed under “Risk Factors” and those listed below:

•	future economic conditions in the markets in which we compete that could be less favorable than expected and could have impacts on demand for our products and services;

•	our ability to grow and develop our agency business through expansion of retail call centers, wholesale operations and other areas of opportunity;

•	our ability to grow and develop our insurance business and successfully develop and market new products;

•	our ability to enter new markets successfully and capitalize on growth opportunities either through acquisitions or organically;

•

financial market conditions, including, but not limited to, changes in interest rates and the level and trends of stock market prices causing a reduction of investment income or realized losses and reduction in the value of our investment portfolios;

•

increased competition in our businesses, including the potential impacts of aggressive price competition by other insurance companies, payment of higher commissions to agents that could affect demand for our insurance products and impact the ability to grow and retain agents in our agency segment and the entry of new competitors and the development of new products by new or existing competitors, resulting in a reduction in the demand for our products and services;

•	the effect of legislative, judicial, economic, demographic and regulatory events in the jurisdictions where we do business;

•	the effect of challenges to our patents and other intellectual property;

•	costs, availability and collectability of reinsurance;

•

the potential impact on our reported net income that could result from the adoption of future accounting standards issued by the Public Company Accounting Oversight Board or the Financial Accounting Standards Board or other standard-setting bodies;

•	the inability to maintain or grow our strategic partnerships or our inability to realize the expected benefits from our relationship with the standby purchaser;

•	the inability to manage future growth and integration of our operations; and

•	changes in industry trends and financial strength ratings assigned by nationally recognized rating organizations.

You should review carefully the section captioned “Risk Factors” in this prospectus for a complete discussion of the material risks of an investment in our common stock.

USE OF PROCEEDS

As required under Illinois law, the plan of conversion requires that the total price of the stock to be issued in the conversion must be equal to the estimated pro forma market value of converted Members Mutual as determined by an independent appraiser, which is $148.8 million at the minimum of the offering range. Accordingly, we must sell shares at an aggregate price at least equal to $148.8 million in the offerings. We estimate the net proceeds from the offerings will be between $137.0 million at the minimum of the offering range and $190.9 million at the maximum of the offering range. See the “Offering Summary” on the front cover of the prospectus for the assumptions used to arrive at these amounts. The amount of net proceeds from the sale of common stock in the offerings will depend on the total number of shares actually sold in the subscription offering and the standby offering.

Initially, we plan to retain substantially all of the net proceeds from the offerings at Vericity. Within six months of the closing of this offering, we expect to complete a capital needs assessment to project the amount of capital reasonably needed to be maintained at Vericity to support adequate capital levels at Fidelity Life and Efinancial. Depending on the results of the assessment, we may allocate a portion of the net proceeds from the offerings to support our insurance and agency businesses, and more particularly to (i) reduce our use of reinsurance to finance growth, while continuing to emphasize risk management; (ii) make investments to strengthen our infrastructure, including our IT platforms; and (iii) selectively deploy new capital to acquire and bolster talent in key areas of competency linked to competitive advantage. We expect that any unallocated net proceeds from the offerings will be used for general corporate purposes, including paying holding company expenses, and potentially paying a special cash dividend to our stockholders or repurchasing shares of our common stock.

The standby stock purchase agreement provides that within six months following the closing of this offering, our management will undertake and complete a capital needs assessment. If as a result of that assessment, management determines that the amount of capital retained at Vericity exceeds the reasonable current and near term projected capital requirements, management will determine the amount of excess capital (if any) that may be available for distribution to stockholders and may recommend the declaration of a special dividend to stockholders in an amount not to exceed any such excess capital. However, there can be no assurance that our board of directors will declare any dividend. Any decision regarding the declaration or amount of any dividend will be in the sole discretion of the board of directors of Vericity and will depend on many factors, including the capital needs assessment, the amount of net proceeds from this offering, general economic and business conditions, Vericity’s financial results and condition, legal and regulatory requirements and any other factors that the Vericity board may deem relevant.

On a short-term basis, the proceeds retained at Vericity will be initially invested primarily in U.S. government securities, other federal agency securities, and other securities consistent with our investment policy until utilized.

MARKET FOR THE COMMON STOCK

We have applied for the listing of our common stock on the NASDAQ Capital Market under the symbol “VERY.”

We have never issued any capital stock to the public. Consequently, there is no established market for our common stock. The development of a public market having the desirable characteristics of depth, liquidity and orderliness depends upon the presence in the marketplace of a sufficient number of willing buyers and sellers at any given time. Neither we nor any market maker has any control over the development of such a public market. Although we have applied to have our stock listed on the NASDAQ Capital Market, an active trading market is unlikely to develop. This is, in part, because of the size of the offering and, depending upon how many eligible members subscribe, a majority of our stock may be held by the standby purchaser and our management.

One of the requirements for initial listing of our common stock on the NASDAQ Capital Market is that there are at least three market makers for the common stock. Raymond James and Griffin Financial have indicated that they intend to act as a market maker in our common stock following this offering, but are under no obligation to do so. We cannot assure you that there will be three or more market makers for our common stock. Furthermore, we cannot assure you that you will be able to sell you shares of common stock for a price at or above $10.00 per share, or that approval for listing on the NASDAQ Capital Market will be available as contemplated.

DIVIDEND POLICY

Following completion of this offering, our board of directors will have the authority to declare dividends on our shares of common stock. We currently do not have any plans to pay ordinary cash dividends to our stockholders. Any decision to pay a dividend will depend on many factors, including our financial condition and results of operations, liquidity requirements, market opportunities, capital requirements of our subsidiaries, legal requirements, dividends from our subsidiaries and other factors as the board of directors deems relevant.

Vericity initially will have no significant source of funds other than the amount of net proceeds of the offerings retained by Vericity, the investment earnings on any net proceeds of the offerings not contributed to Efinancial or Fidelity Life, and intercompany dividends from Efinancial and Fidelity Life, if any. Therefore, the payment of dividends by us to stockholders would depend significantly upon our receipt of dividends from Efinancial or Fidelity Life and the amount of net proceeds of the offerings retained by Vericity that may be available for the declaration of dividends.

Fidelity Life’s ability to pay dividends is subject to restrictions contained in the insurance laws of Illinois, which require that ordinary dividends be reported to the Illinois Department of Insurance prior to payment of the dividend and that extraordinary dividends be submitted for prior approval. An extraordinary dividend is generally defined as a dividend that, together with all other dividends made within the past 12 months, exceeds the greater of 10% of its statutory policyholders’ surplus as of the preceding year end or the statutory net income of the company for the preceding year. Statutory policyholders’ surplus, as determined under statutory accounting principles, or SAP, is the amount remaining after all liabilities, including loss and loss adjustment expenses, are subtracted from all admitted assets. Admitted assets are assets of an insurer prescribed or permitted by a state insurance regulator to be recognized on the statutory balance sheet. Insurance regulators have broad powers to prevent the reduction of statutory surplus to inadequate levels, and there is no assurance that extraordinary dividend payments will be permitted. As a result of the payment of dividends in the amount of $7.0 million during 2017, Fidelity Life’s remaining ordinary dividend capacity as of September 30, 2018 is $7.3 million. However, under the standby purchase agreement, Fidelity Life has agreed that it will not pay any dividends during the standstill period without the consent of a majority of the company designees. See “The Conversion and Offering—Description of the Standby Purchase Agreement—Post-Closing Covenants—Standstill Period.”

Capital Needs Assessment; Potential Special Dividend

Within six months of the closing of this offering, we expect to complete a capital needs assessment to project the amount of capital reasonably needed to be maintained at Vericity to support adequate capital levels at Fidelity Life and Efinancial. If our management determines that the amount of capital at Vericity is in excess of these requirements, our management may recommend to the Vericity board of directors the declaration of a special cash dividend in an amount not to exceed any such excess capital. However, there can be no assurance that our board of directors will declare any dividend. Any decision regarding the declaration or amount of any dividend will be in the sole discretion of the board of directors of Vericity and will depend on many factors, including without limitation the capital needs assessment, general economic and business conditions, Vericity’s financial results and condition, legal and regulatory requirements and any other factors that the Vericity board may deem relevant.

CAPITALIZATION

The following table displays information regarding our historical and pro forma capitalization at December 31, 2017, on a consolidated basis. The pro forma information gives effect to the sale of common stock at the minimum of the estimated valuation range of our consolidated pro forma market value, as determined by the independent evaluation of Boenning & Scattergood, Inc., and the maximum of the estimated valuation range. The various capital positions are displayed based upon the assumptions set forth in the “Offering Summary” on the front cover of the prospectus. The total number of shares to be issued in the conversion will range from 14,875,000 shares to 20,125,000 shares. See “Use of Proceeds” and “The Conversion and Offering—Stock Pricing and Number of Shares to be Issued.”

		Pro Forma Capitalization at December 31, 2017
		(dollars in thousands)
	Historical Consolidated Capitalization of Members Mutual at December 31, 2017	Minimum	Maximum
Stockholders’ equity:
Common Stock, par value $0.001 per share; authorized 30,000,000 shares; shares to be outstanding—as shown	$—	$15	$20
Additional paid-in capital	—	137,035	190,835
Retained earnings	188,405	188,405	188,405
Accumulated other comprehensive income (loss), net of tax	7,798	7,798	7,798

Total stockholders’ equity	$196,203	$333,253	$387,058

SELECTED FINANCIAL AND OTHER DATA

The following table sets forth selected consolidated financial and other data for Members Mutual prior to this offering. You should read this data in conjunction with our financial statements and accompanying notes, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information included elsewhere in this prospectus. The balance sheet data as of December 31, 2017 and 2016, and the statement of operations data for the years then ended, are derived from our audited financial statements that are included elsewhere in this prospectus.

These historical results are not necessarily indicative of future results.

	Year Ended December 31,
	2017	2016
	(dollars in thousands)
Statement of Operations Data:
Life premiums (Direct & Assumed)	$161,855	$153,023
Ceded life premiums	(78,982)	(74,885)
Net life premiums	$82,873	$78,138

Net investment income	$15,119	$15,957
Net realized investment gains	571	530
Earned commissions	11,514	11,375
Insurance leads and sales	5,523	6,714
Other income	270	285

Total revenues	$115,870	$112,999
Benefits and expenses
Life, annuity and health claim benefits	$56,035	$59,536
Interest credited to policyholders account balances	3,776	3,914
General operating expenses	55,912	58,538
Amortization of deferred policy acquisition costs	10,926	13,018
Other Expenses	163	164

Total benefits and expenses	$126,812	$135,170

(Loss) before income taxes	$(10,942)	$(22,171)
Income tax (benefit)	(2,701)	(6,833)

Net (loss)	$(8,241)	$(15,338)

Segment Information:
Revenues
Agency	$40,325	$41,970
Insurance	98,923	94,976
Corporate and Other	210	174
Eliminations	(23,588)	(24,121)

Total revenues	$115,870	$112,999
Income (loss) before taxes
Agency	$(624)	$(974)
Insurance	2,343	(6,480)
Corporate and Other	(4,713)	(4,593)
Eliminations	(7,948)	(10,124)

Total	$(10,942)	$(22,171)

	Year End December 31, 2017	Year End December 31, 2016
	(dollars in thousands)
Balance Sheet Data:
Total investments	$393,060	$384,900
Cash and cash equivalents	11,766	19,422
Accrued investment income	3,323	3,346
Reinsurance recoverable	143,915	146,004
Deferred policy acquisition costs	82,319	81,233
Commissions and agent balances	2,034	1,093
Intangible assets	1,880	2,043
Deferred income tax assets	4,925	3,463
Other assets	23,192	12,800

Total Assets	$666,414	$654,394
Future policy benefits and claims	$302,782	$290,500
Policyholder account balances	98,899	103,884
Other policyholder liabilities	36,011	30,530
Policyholder dividend obligations	11,097	9,652
Reinsurance liabilities and payables	7,468	4,753
Other liabilities	13,954	12,092

Total Liabilities	$470,211	$451,411
Equity	$196,203	$202,983

UNAUDITED PRO FORMA FINANCIAL INFORMATION

The following unaudited pro forma condensed balance sheet as of December 31, 2017 gives effect to the conversion and completion of this offering, as if it had occurred as of December 31, 2017. The data is based on the assumption that 14,875,000 shares of common stock (the minimum number of shares required to be sold in this offering) are sold to eligible members of Members Mutual, the directors and officers of Members Mutual, and the standby purchaser, with estimated net proceeds from the offerings of $137.0 million. See the “Offering Summary” on the front cover of the prospectus for the assumptions used to arrive at this amount. For information on the impact of transaction sizes above the minimum level, see “—Additional Pro Forma Data.”

The following unaudited pro forma condensed statements of operations for the year ended December 31, 2017 present our operating results as if this offering was completed as of January 1, 2017.

Completion of this offering is conditioned on the sale of a minimum of 14,875,000 shares of common stock in this offering. If fewer than 14,875,000 shares are subscribed for in the subscription offering, and if all of the conditions to the standby purchaser’s purchase commitment have been satisfied, the standby purchaser will be obligated to purchase enough shares in the standby offering to guarantee the sale of the minimum number of shares necessary to complete this offering. In that event, the level of sales to eligible members and directors and officers of Members Mutual will not impact the condition that at least 14,875,000 shares must be sold to complete this offering.

The unaudited pro forma information does not claim to represent what our financial position or results of operations would have been had this offering occurred on the dates indicated. This information is not intended to project our financial position or results of operations for any future date or period. The pro forma adjustments reflect all material adjustments associated with the conversion and are based on available information and certain assumptions that we believe are factually supportable and reasonable under the circumstances. The unaudited pro forma financial information should be read in conjunction with our financial statements, the accompanying notes, and the other financial information included elsewhere in this prospectus.

The pro forma adjustments and pro forma amounts are provided for informational purposes only. Our financial statements will reflect the effects of this offering only from the date it is completed.

Unaudited Pro Forma Condensed Balance Sheet

As of December 31, 2017

(dollars in thousands)

	MMHC Historical Consolidated	Pro Forma Adjustments		Vericity, Inc. Pro Forma Consolidated(1)
Assets
Cash and investments	$404,826	$137,050	(2)	$541,876
Commissions & agents’ balance receivable	2,034	—		2,034
Deferred policy acquisition costs	82,319	—		82,319
Accrued Investment Income	3,323	—		3,323
Reinsurance recoverables	143,915	—		143,915
Intangible assets, net	1,880	—		1,880
Deferred income tax asset, net	4,925	—		4,925
Other assets	23,192	—		23,192

Total assets	$666,414	$137,050		$803,464

Liabilities & equity
Liabilities
Policy reserves and liabilities	$448,789	—		$448,789
Other liabilities	21,422	—		21,422

Total liabilities	470,211	—		470,211
Common stock	—	15		15
Additional paid in capital	—	137,035	(3)	137,035
Retained earnings	188,405	—		188,405
Accumulated other comprehensive income	7,798	—		7,798

Total equity	196,203	137,050		333,253

Total liabilities & equity	$666,414	$137,050		$803,464

Notes to Unaudited Pro Forma Condensed Balance Sheet

1)

The unaudited pro forma condensed balance sheet, as prepared, gives effect to the sale of the common stock at the minimum of the estimated range of our consolidated pro forma market value, as determined by the independent valuation of Boenning & Scattergood. The unaudited pro forma condensed balance sheet is based on the assumptions set forth in the “Offering Summary” on the front cover of the prospectus.

2)	Reflects the sale of 14,875,000 shares at $10.00 per share, less estimated conversion and offering expenses and commissions in the amount of $11.7 million.
3)	Pro forma additional paid in capital represents the net proceeds from the conversion less common stock:

Sale of 14,875,000 shares at $10.00 per share	$148,750
Less:
Conversion and offering expenses	8,382
Commissions	3,318

Total	$137,050

Common stock	15
Additional paid in capital	$137,035

Total	$137,050

Unaudited Pro Forma Condensed Statement of Operations

December 31, 2017

(dollars in thousands, except share and per share data)

	MMHC Historical Consolidated	Pro Forma Adjustments		Vericity, Inc. Pro Forma Consolidated
	(dollars in thousands)
Revenues
Net insurance premiums	$82,873	$—		$82,873
Net investment income	15,119	—	(1)	15,119
Net realized investment gains	571	—	(1)	571
Earned commissions	11,514	—		11,514
Other income	5,793	—		5,793

Total revenues	115,870	—		115,870
Benefits and Expenses
Life, annuity and health claim benefits	56,035	—		56,035
Interest credited to policyholder account balances	3,776	—		3,776
General operating expenses	55,912	—	(2)	55,912
Amortization of deferred policy acquisition costs	10,926	—		10,926
Amortization of intangible assets	163	—		163
Total benefits and expenses	126,812	—		126,812

Loss before income taxes	(10,942)	—		(10,942)
Income tax benefit	(2,701)	—		(2,701)

Net loss	$(8,241)	$—		$(8,241)

Loss per share data
Basic and diluted loss per common share				$(0.55)
Weighted average basic and diluted shares outstanding				14,875,000

Notes to Unaudited Pro Forma Condensed Statements of Operations

(1)

We anticipate that we would earn approximately $4.2 million of investment income, assuming the net proceeds were received and available for investment as of January 1, 2017, and that they were invested with an average annual pre-tax rate of return of 3.0%. This income is not included as it is not “factually supportable” as that term is used in the Securities and Exchange Commission’s rules and regulations and therefore no pro form adjustment of investment income or realized investment gains are reflected.

(2)

No pro forma adjustment of general operating expenses has been made to reflect additional costs that we expect to incur operating as a public company as such amount would not be “factually supportable.”

Additional Pro Forma Data

The actual net proceeds from the sale of our common stock in the offering cannot be determined until the offering is completed. However, the offering net proceeds are currently estimated to be between $137.0 million and $190.9 million, based on the following assumptions:

•	Expenses of the conversion and offering will be $8.4 million; and

•	Marketing agent commissions will equal $3.3 million at the minimum of the estimated offering range and $2.0 million at the maximum of the offering price.

We have prepared the following table which sets forth our historical net loss and retained earnings prior to the offering and pro forma net loss and shareholders’ equity following the offering. In preparing this table and in calculating the pro forma data, the following assumptions have been made:

•	Pro forma earnings have been calculated assuming the stock had been sold at the beginning of the period;

•	Pro forma per share amounts have been calculated by dividing historical and pro forma amounts by the indicated number of shares of stock; and

•

Pro forma shareholders’ equity amounts have been calculated as if our common stock had been sold in the offering on December 31, 2017, and, accordingly, no effect has been given to the assumed earning effect of the net proceeds from the offering.

The following pro forma information may not be representative of the financial effects of the offering at the date on which the offering actually occurs and should not be taken as indicative of future results of operations. The pro forma shareholders’ equity is not intended to represent the fair market value of the common stock and may be different from amounts that would be available for distribution to shareholders in the event of liquidation.

The following table summarizes historical data and our pro forma data at December 31, 2017, based on the assumptions set forth above and in the table and should not be used as a basis for projection of the market value of the common stock following the completion of the offering.

At or for the Year Ended December 31, 2017

	14,875,000 Shares Sold at $ 10.00 per Share (Minimum of Range)	20,125,000 Shares Sold At $ 10.00 per Share (Maximum of Range)
	(dollars in thousands except shares and per share data)
Pro forma offering proceeds
Gross proceeds of public offering	$148,750	$201,250
Less offering expenses and commissions	$11,700	$10,395
Net Proceeds	$137,050	$190,855
Pro forma shareholders’ equity
Historical Equity	$196,203	$196,203
Net proceeds	$137,050	$190,855
Pro forma shareholders’ equity	$333,253	$387,058
Pro forma per share data
Total shares outstanding after the offering	14,875,000	20,125,000
Pro forma book value per share	$22.40	$19.23
Pro forma price-to-book value per share	44.64%	52.00%
Pro forma net income
Historical net loss	$(8,241)	$(8,241)
Pro forma loss	$(8,241)	$(8,241)
Weighted average shares outstanding	14,875,000	20,125,000
Pro forma loss per share	$(0.55)	$(0.41)
Computation of Weighted Average Shares Outstanding
Total Shares Issued	14,875,000	20,125,000
Weighted Average Shares Outstanding	14,875,000	20,125,000

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the financial statements and accompanying notes included elsewhere in this prospectus. Some of the information contained in this discussion and analysis and set forth elsewhere in this prospectus constitutes forward looking information that involves risks and uncertainties. You should review “Forward Looking Statements” and “Risk Factors” for a discussion of important factors that could cause actual results to differ materially from the results described, or implied by, the forward-looking statements contained herein.

Overview

We provide life insurance protection targeted to the middle American market. We believe there is a substantial unmet need for life insurance, particularly among domestic households with annual incomes of between $50,000 and $125,000, a market we refer to as our target Middle Market. We differentiate our product and service offerings through innovative product design and sales processes, with an emphasis on rapidly issued products that are not medically underwritten at the time of sale.

We conduct our business through our two operating subsidiaries, Fidelity Life, an Illinois-domiciled life insurance company, and Efinancial, a call center-based insurance agency. Efinancial sells Fidelity Life products through its own call center distribution platform, independent agents and other marketing organizations. Efinancial, in addition to offering Fidelity Life products, sells insurance products of unaffiliated carriers. We report our operating results in three segments: agency, insurance and corporate.

Agency Segment

This segment primarily consists of the operations of Efinancial. Efinancial is a call center-based insurance agency that markets life insurance for Fidelity Life and unaffiliated insurance companies. Efinancial’s primary operations are conducted through employee agents from two call center locations, which we refer to as our retail channel. In addition, Efinancial operates as a wholesale agency, assisting independent agents that desire to work for the carriers that Efinancial represents, which we refer to as our wholesale channel. Efinancial also generates data and click-through revenue through its eCoverage web presence. For the years ended December 31, 2017 and December 31, 2016, our agency segment revenue was earned 77% and 78% through the retail channel, 10% and 6% through the wholesale channel, and 13% and 16% through data, click-through and transfer revenue, respectively.

The agency segment’s main source of revenue is commissions earned on the sale of insurance policies sold through our retail channel. Efinancial’s employee agents utilize insurance sales leads to contact or be contacted by potential customers and then work with the customers to complete the sales process, which can occur during the initial contact or within 24 to 48 hours for non-medically underwritten policies. In our wholesale channel, we subcontract with our independent agents who sell through Efinancial’s contracts with its unaffiliated insurance carriers. In consideration for using our carrier contracts and services, we receive a portion of the commission earned by the independent agent from the carrier.

Agency segment expenses consist of marketing costs to acquire potential customers, salary and bonuses paid to our employee agents, salary and other costs of employees involved in managing the underwriting process for our insurance applications, sales management, agent licensing, training and compliance costs. Other agency segment expenses include costs associated with financial and administrative employees, facilities rent, and information technology. After payroll, the most significant agency segment expense is the cost of acquiring leads. We are able to partially offset our sales leads expense through advertising revenues from individuals who click on specific advertisements while viewing one of our web pages, and through the resale of leads that are not well suited for our call center. For the years ended December 31, 2017 and December 31, 2016, these offsetting revenues were $3.7 million and $3.2 million, respectively, which reduced our total agency expenses by approximately 9% and 8% respectively. Our agency operations segment recognizes income (loss) to the extent that commissions and other revenue exceed (are less than) our marketing, agency and overhead costs for the period.

Insurance Segment

This segment consists of the operations of Fidelity Life. Fidelity Life underwrites primarily term life insurance through Efinancial and a diverse group of independent insurance distributors. Fidelity Life specializes in life insurance products that can be issued immediately or within a short period following a sales call, using non-medical underwriting at the time of policy issuance.

Our insurance segment revenues consist of net insurance premiums, net investment income, and net realized gains (losses) on investments. Our distributors consist of Efinancial and the independent insurance agencies that we contract with to sell our insurance products to the customers (policyholders) who buy our insurance policies. We recognize premium revenue from our policyholders. We purchase reinsurance coverage to help manage the risk on our insurance policies by paying, or ceding, a portion of the policyholder premiums to the reinsurance company. Our net insurance premiums reflect amounts collected from policyholders, plus premiums assumed under reinsurance agreements less premiums ceded to reinsurance companies. Net investment income represents primarily interest income earned on fixed maturity security investments that we purchase with cash flows from our premium revenues. We also realize gains and losses on sales of investment securities. These investments support our liability for policy reserves and provide the capital required to operate our insurance business. Capital requirements are primarily established by regulatory authorities. See “—Investments” and “Business—Risk-Based Capital (RBC) Requirements.”

Insurance segment expenses consist of benefits paid to policyholders or their beneficiaries under life insurance policies. Benefit expenses also include additions to the reserve for future policyholder benefits to recognize our estimated future obligations under the policies. Benefit expenses are shown net of amounts ceded under our reinsurance contracts. Our insurance segment also incurs policy acquisition costs that consist of commissions paid to agents, policy underwriting and issue costs and variable sales costs. A portion of these policy acquisition costs are deferred and expensed over the life of the insurance policies acquired during the period. In addition to policy acquisition costs, we incur expenses that vary based on the number of contracts that we have in-force, or variable policy administrative costs. These variable costs consist of expenses paid to third party administrators based on rates for each policy administered. As the number of in-force policies increases, these expenses will increase. Conversely, when the number of in-force policies declines, variable policy expenses decline. Our insurance operations also incur overhead costs for functional and administrative staff to support insurance operations, financial reporting and information technology. We recognize income (loss) on insurance operations to the extent that premium revenues, net investment income and realized gains (losses) exceed (are less than) benefit expenses and general operating expenses for the period.

Our insurance segment also includes the results of certain legacy business lines that were entered into in prior years, which we refer to as the closed block, and annuities and assumed life. The closed block was established in connection with our 2007 reorganization into a mutual holding company structure and represents all in-force participating insurance policies of Fidelity Life. Annuities and assumed life represents (i) our assumed life business, which consists of policies primarily written in the 1980s and early 1990s; (ii) our direct annuity contracts, which consist of approximately 81 structured settlement contracts that remain from a group of contracts entered into in the late 1980s; and (iii) our assumed annuities, which consist of contractholder deposits assumed from a former affiliate under two coinsurance treaties entered into in 1991 and 1992.

We have not accepted new policies in these legacy lines since 2006 or prior, and these lines are considered to be in “run off” with a declining number of policies in force each period. We recognize income on the closed block and annuities and assumed life to the extent that premium revenues and investment income exceed the benefit expenses and operating expenses (including paid and accrued policyholder dividends) of these lines of business. On the two annuity lines we recognize income (loss) to the extent that our net investment income earned exceeds (are less than) benefit expenses (direct annuities) and amounts credited on policy deposits (assumed annuities) and operating expenses of the two lines.

Corporate Segment

The results of this segment consist of nominal net investment income and nominal realized investment gains (losses) earned on nominal invested assets. We also include certain corporate expenses that are not allocated to our other segments, including expenses of Vericity, board expenses, allocation of executive management time spent on corporate matters, and financial reporting and auditing costs related to our consolidation and internal controls. Our corporate segment recognizes income (loss) to the extent that investment income and realized investment gains exceed (are less than) corporate expenses.

Factors Affecting Our Results

Strategic Goals and Financial Impact of Sales of Policies Produced by Efinancial

Using Efinancial, our controlled distribution platform, we have full vertical integration for the sale and issuance of life insurance policies and are able to gather end-to-end consumer data, extending from tracking data to analyzing the characteristics of leads that generate successful marketing efforts to the associated underwriting and claims experience. Since we acquired Efinancial in 2009, we have made significant investments in the development of our controlled distribution strategy for reaching our target market. By converting data we generate through our distribution platform into actionable insight using statistical analysis, we will seek to be more efficient in our acquisition and use of leads, improve our call center placement ratios and strive to achieve overall profitability. However, the investments made in pursuit of this strategy, among other factors, have adversely affected our historical results of operations. We have incurred a net loss in each of the eight prior fiscal years, resulting in an aggregate of approximately $98 million in net losses over that period, including losses of $8.2 million and $15.3 million for 2017 and 2016, respectively. Our losses are due principally to operating expenses and corporate overhead exceeding revenues of our agency and insurance segments, and our inability to defer a majority of our commission expense on policies produced by our affiliated agency, Efinancial.

Efinancial produced 62.9% and 57.9% of the policies written by Fidelity Life for the years ended December 31, 2017 and December 31, 2016, respectively. We plan to continue to increase the number of policies sold through Efinancial as we pursue our strategic plan to further develop our controlled distribution platform and grow our book of business. However, sales of insurance policies through Efinancial immediately result in significantly higher consolidated expense recognition and lower consolidated net income in comparison to Fidelity Life policies distributed through an unaffiliated entity. GAAP requires that we immediately expense that portion of our policy acquisition costs for policies placed through Efinancial that cannot be directly tied to the placement of a policy. As a result of this immediate expense recognition for sales through Efinancial, we incur a net loss in the first year on each policy sold through Efinancial. To the extent we are successful in increasing our premium writings through Efinancial over each of the next several years or more, we expect that the impact of recognizing a majority of Efinancial commissions as a current expense will, among other factors, continue to adversely affect our results of operations and contribute to our continuing to incur consolidated net losses and a reduction to our consolidated equity in each such year as we seek to implement our distribution strategy. Over the long term and assuming that our products perform consistent with our assumptions, once we have developed a sustainable book of business and our expected growth through Efinancial has leveled, we expect that revenues from policy renewals may begin to offset the immediate expense recognition resulting from writing new policies through Efinancial. See “—Critical Accounting Policies—Deferred Policy Acquisition Costs (DAC)” and “—Results of Operations—Analysis of Segment Results—Corporate Segment—Intercompany Eliminations.”

Accuracy of Our Pricing Assumptions

In order for our insurance operations to be profitable, we must achieve product experience consistent with our pricing assumptions. We price our products using a number of assumptions that are designed to support the desired level of profitability. Our operating results will be affected by variances between our pricing assumptions and our actual experience. The key pricing assumptions made are:

•

Investment Returns. We earn income on the investments held to support reserves and capital requirements. The amount of net investment income that we recognize will vary depending on the amount of invested assets that we own, the types of investments we own, the interest rates earned and amount of dividends received on our investments. If the actual amount of net investment income earned is less than projected, our products may not generate the desired level of profitability.

•

Persistency Experience. Many of the non-medically underwritten products that we issue have a limited amount of insurance industry information to use in developing policy lapse rates. We are developing our own historical experience as to expected lapse rates for these products and reflect our emerging experience in our pricing. If actual policy lapse rates exceed the lapse rates assumed in pricing our products, we may receive lower premium revenues and may not receive enough premium to cover all of our acquisition costs for the policy.

•

Mortality Experience. We use our historical experience combined with experience projections from our reinsurance partners to develop our assumptions for the level, frequency and pattern of future claims experience. In our insurance operations segment, we principally issue non-medically underwritten products through underwriting processes that generally have limited recent company and industry experience; therefore, their performance may be less reliable and subject to greater variance than products underwritten through processes with more established industry experience.

•

Operating Expenses. Our level of operating expenses affects our reported net income (loss). Our general operating expenses include expenses that vary based on the growth in our revenues and expenses that are fixed regardless of revenue growth. As discussed above, we have experienced operating losses principally because our operating expenses and corporate overhead exceed our revenues, and our inability to defer a majority of our commission expense on policies produced by our affiliated agency, Efinancial.

Efinancial Commission Financing

Beginning in the fourth quarter of 2017, Fidelity Life changed the commission structure related to Efinancial’s sale of the RAPIDecision® Life to pay annual level commissions over the life of the product instead of heaped, or first-year-only commissions. This change reduced Fidelity Life’s surplus strain associated with issuing RAPIDecision® Life business by spreading its statutory commission expenses over the life of the policy instead of incurring it all in the policy year of issue. In order to help provide liquidity for Efinancial through the receipt of larger first-year-only commissions, Fidelity Life and Efinancial entered into a financing arrangement with Hannover Life Reassurance Company of America (Hannover Life) under which, on a monthly basis, Hannover Life advances to Efinancial amounts approximately equal to the first-year-only commissions on Fidelity Life RAPIDecision® Life business sold through Efinancial. In exchange, Efinancial assigns to Hannover Life its right to all future levelized commission payments on that business due from Fidelity Life, and Fidelity Life pays to Hannover Life the level commissions over the life of the contract. Our arrangement with Hannover Life allows us to finance up to $20 million of commission expense. Efinancial’s ability to receive advances under this arrangement will terminate on the earlier of December 31, 2018 or the date when the aggregate amount advanced under the arrangement equals or exceeds $20 million. As of September 30, 2018, we had financed $[●] million of commission expense under this arrangement.

Critical Accounting Policies

Our critical accounting policies are described in Note 2—Basis of Presentation and Summary of Significant Accounting Policies to our consolidated financial statements included elsewhere in this prospectus. The accounting policies discussed in this section are those that we consider to be the most critical to an understanding of our financial statements. The preparation of the consolidated financial statements in conformity with GAAP requires management to use judgment in making estimates and assumptions that affect reported amounts of assets, liabilities, revenues, expenses and related disclosures. We regularly evaluate our estimates and judgments based on historical experience, market indicators and other relevant factors and circumstances. Actual results may differ from these estimates under different assumptions or conditions and may affect our financial position and results of operations.

Valuation of Fixed Maturity Securities and Equity Securities

Our fixed maturity securities are classified as either “available-for-sale” securities or “trading” securities which are both carried at fair value on the balance sheet. Fair value represents the price that would be received to sell an asset in an orderly transaction between market participants on the measurement date. For investments that are not actively traded, the determination of fair value requires us to make a significant number of assumptions and judgments. Fair value determinations include consideration of both observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our view of market assumptions in the absence of observable market information. Security pricing is applied using a hierarchy approach.

Level 1—Unadjusted quoted prices for identical assets in active markets the Company can access.

Level 2—This level includes fixed maturity securities priced principally by independent pricing services using observable inputs other than Level 1 prices, such as quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments on inactive markets; and model-derived valuations for which all significant inputs are observable market data. Level 2 instruments include most corporate debt securities and U.S. government and agency mortgage-backed securities that are valued by models using inputs that are derived principally from or corroborated by observable market data.

Level 3—Fair values are derived from valuation techniques in which one or more significant inputs are unobservable. Level 3 instruments include less liquid securities for which significant inputs are unobservable in the market, such as structured securities and private placement bonds that require significant management assumptions or estimation in the fair value measurement. Level 3 hierarchy requires the use of observable market data when available.

At December 31, 2017, the estimated fair value of our investments by fair value hierarchy was as follows:

Fair Value of Investments as of December 31, 2017 (dollars in thousands)
Level 1	Level 2	Level 3	Total Fair Value
$7,530	$312,553	$23,290	$343,373
2%	91%	7%	100%

Fair Value of Investment as of December 31, 2016 (dollars in thousands)
Level 1	Level 2	Level 3	Total Fair Value
$6,412	$309,906	$29,044	$345,362
2%	90%	8%	100%

Level 1 securities include principally exchange traded funds that are valued based on quoted market prices for identical assets.

All of the fair values of our fixed maturity and equity securities within Level 2 are based on prices obtained from independent pricing services. All of our prices for each security are generally sourced from multiple pricing vendors, and a vendor hierarchy is maintained by asset type and region of the world, based on historical pricing experience and vendor expertise. We ultimately use the price from the pricing service highest in the vendor hierarchy based on the respective asset type and region. For fixed maturity securities that do not trade on a daily basis, the pricing services prepare estimates of fair value measurements using their pricing applications which incorporate a variety of inputs including, but not limited to, benchmark yields, reported trades, broker/dealer quotes, issuer spreads, and U.S. Treasury curves. Specifically, for asset-backed securities, key inputs include prepayment and default projections based on past performance of the underlying collateral and current market data. Securities with validated quotes from pricing services are reflected within Level 2 of the fair value hierarchy, as they generally are based on observable pricing for similar assets or other market significant observable inputs.

Level 3 fair value classification consists primarily of investments in private placement securities where the fair value of the security is determined by a pricing service using spread matrix pricing which incorporates a discounted cash flow model where one or more of the significant inputs is unobservable in the marketplace. The remaining securities in Level 3 consist of corporate bonds whose fair values are determined by pricing models where there is a lack of transparency to one or more significant inputs, or broker/dealer quotes. The fair value of a broker-quoted asset is based solely on the receipt of an updated quote from a single market maker or a broker-dealer recognized as a market participant. The Company does not adjust broker quotes when used as the fair value measurement for an asset.

If we believe the pricing information received from third party pricing services is not reflective of market activity or other inputs observable in the market, we may challenge the price through a formal process with the pricing service. Historically, we have not challenged or updated the prices provided by third-party pricing services. However, any such updates by a pricing service to be more consistent with the presented market observations, or any adjustments made by us to prices provided by third-party pricing services, would be reflected in the balance sheet for the current period.

When the inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement in its entirety. Thus, a Level 3 fair value measurement may include inputs that are observable (Level 1 or Level 2) and unobservable (Level 3).

Other-Than-Temporary Impairments on Available-For-Sale Securities

Securities that are classified as available-for-sale are subject to market declines below amortized cost (a gross unrealized loss position). When a gross unrealized loss position occurs, the security is considered impaired. Quarterly or when necessary, we review each impaired security to identify whether the impairment may be other-than-temporary (“OTTI”) and require the recognition of an impairment loss in the current period earnings. Indication of OTTI includes potential credit deterioration whether due to ratings downgrades, unexpected price variances, and/or other company or industry specific concerns. A number of factors are considered in determining whether or not a decline in a specific security is other-than-temporary, including our current intention or need to sell the security or an indication that a credit loss exists. An impairment loss will be recorded if our intention is to sell an impaired security or it is considered to be more likely than not we will be required to sell the security. An impairment loss will be recorded to the extent that we determine that the impaired security will experience a credit loss.

Our review of our available-for-sale securities for impairment includes an analysis of impaired securities in terms of severity and/or age of the gross unrealized loss. Additionally, we consider a wide range of factors about the issuer of the security and use our best judgment in evaluating the cause of the decline in the estimated fair value of the security and in assessing the likelihood for near-term recovery. Inherent in our evaluation of the security are assumptions and estimates about the operations of the issuer and its future earnings potential that includes the evaluation of the financial condition and expected near-term and long-term prospects of the issuer, collateral position, the relevant industry conditions and trends, and whether expected cash flows will be sufficient to recover the entire amortized cost basis of the security.

The credit loss component of fixed maturity security impairment is calculated as the difference between amortized cost of the security and the present value of the expected cash flows of the security. The present value is determined using the best estimate of cash flows discounted at the effective rate implicit to the security at the date of purchase or prior impairment. The methodology and assumptions for estimating the cash flows vary depending on the type of security. For mortgage-backed and asset-backed securities, cash flow estimates, including prepayment assumptions, are based on data from widely accepted third-party sources or internal estimates. In addition to prepayment assumptions, cash flow estimates vary based on assumptions regarding the underlying collateral characteristics, expectations of delinquency and default rates, and structural support, including subordination and guarantees. If the present value of the modeled expected cash flows equals or exceeds the amortized cost of a security, no credit loss exists and the security is considered to be temporarily impaired. If the present value of the expected cash flows is less than amortized cost, the security is determined to be other-than-temporarily impaired for credit reasons and is recognized as an OTTI loss in earnings. The portion of the OTTI that is not considered a credit loss, is recognized as OTTI in accumulated comprehensive income.

The following table shows our investment impairments that are included as net realized investment gains (losses) on the consolidated statement of operations. There was no OTTI on fixed maturity securities for the year ended December 31, 2017. OTTI for the year ended December 31, 2016 consisted of impairments recognized on three securities, two with previous OTTI recorded and one security for which an OTTI was not previously recognized.

Investment Impairments

(dollars in thousands)

	Year Ended December 31,
	2017	2016
Net other-than-temporary impairment losses on fixed maturities, available-for-sale	$—	$26

Total	$—	$26

Mortgage Loans

Our mortgage loans are held on commercial real estate and are stated at the aggregate unpaid principal balances, net of any write downs and valuation allowances. We identify loans for evaluation of impairment primarily based on the collection experience of each loan. Mortgage loans are considered impaired when, based on current information and events, it is probable that we will be unable to collect principal or interest amounts according to the contractual terms of the loan agreement. Impairment is measured on a loan by loan basis based on the present value of expected future cash flows discounted at the loan’s effective interest rate or the fair value of the collateral. Impairments are included in realized investment gains and losses in the Consolidated Statements of Operations.

Interest income from mortgage loans is recognized on an accrual basis using the effective yield method. Accrual of income is generally suspended for mortgage loans that are in default or when full and timely collection of principal and interest payments is not probable. Mortgage loans are considered past due when full principal or interest payments have not been received according to contractual terms.

Mortgage loan impairments reflect estimated losses to be incurred on mortgage loans with restructured terms. Real estate impairments reflect updated appraisals on properties held. As of December 31, 2017 and December 31 2016, there was a valuation allowance of $0.3 million and $0.5 million for mortgage loan impairments, respectively.

Deferred Policy Acquisition Costs (DAC)

For our insurance segment, the costs of acquiring new business are deferred to the extent that they are directly related to the successful acquisition of insurance contracts. Deferred acquisition costs include commissions paid in the first policy year that are in excess of the ultimate renewal commissions payable on the policy. For any of our policies for which we do not pay renewal commissions, the deferred acquisition costs (at the segment level) include all commissions paid in the first year. For policies for which we pay levelized commissions over the life of the policy, we expense the first-year commission and therefore do not defer any other commission expense. We also defer costs associated with policy underwriting and issuance related to the successful acquisition of insurance contracts. Non-deferred first year acquisition costs that are expensed as incurred include expenses that do not meet the definition of a deferrable cost, which includes the acquisition costs incurred on insurance applications that do not result in an in-force policy (unsuccessful efforts).

The amortization of DAC for traditional life insurance products is determined as a level proportion of premium based on actuarial methods and assumptions about mortality, morbidity, lapse rates, expenses, and future yield on related investments, established by us at the time the policy is issued. GAAP requires that assumptions for these types of products not be modified while the policy is outstanding. Amortization is adjusted each period to reflect policy lapse or termination rates compared to anticipated experience. Accordingly, acceleration of DAC amortization could occur if policies terminate earlier than originally assumed. We establish the assumptions used to determine DAC amortization based on estimates using company experience and other relevant information that is used to price the products. We monitor our actual experience and will update the actuarial factors applied to future policy issues if warranted. The selection of actuarial assumptions requires considerable judgment and has inherent uncertainty. Should actual policy lapse experience be higher than that assumed during a reporting period, we will amortize our DAC balance faster and report lower net income.

We evaluate the recoverability of our DAC asset as part of our premium deficiency testing. If a premium deficiency exists, we reduce DAC by the amount of the deficiency through a charge to current period earnings (loss). If the deficiency is more than the recognized DAC balance, we reduce the DAC balance to zero and increase the reserve for future policy benefits by the excess with a corresponding charge to current period earnings (loss). See “—Future Policy Benefit Reserves” below for more information on premium deficiency testing.

Our consolidated DAC will be lower relative to other insurance companies that utilize unaffiliated distributors. GAAP does not permit the deferral of commission revenues paid to Efinancial, our affiliated agency, in excess of those expenses actually incurred by Efinancial in the placement of the policy. Because we are focused on increasing insurance premium volume through Efinancial, our operating results will reflect higher current period expenses and lower current reported net income. Therefore, in consolidation, the first-year commission acquisition costs (“Commission DAC”) recorded in our insurance segment is reduced to reflect the elimination of that portion of Commission DAC that results from expenses of Efinancial that cannot be directly tied to the successful placement of a policy. The amount of eliminated Commission DAC is charged to current expense, and acquisition cost DAC is recorded at a reduced amount, which represents the amount of Commission DAC that is eligible for deferral. As a result of recognizing expenses for the Efinancial sales immediately, we will recognize a charge against our consolidated earnings (loss) and consolidated equity in the amount of such expenses for the period in which they are incurred. See “—Results of Operations—Analysis of Segment Results—Corporate Segment—Intercompany Eliminations.”

Future Policy Benefit Reserves

We calculate and maintain reserves for estimated future claims payments to policyholders using actuarial assumptions in accordance with industry practice and GAAP. Many factors affect these reserves, including mortality trends, policy persistency and investment returns. We establish our reserves based on estimates, assumptions and our analysis of historical experience.

The calculation of future policy reserves requires the use of significant judgment and is inherently uncertain. If our actual experience differs from the experience assumed in establishing our reserves, the impact of these differences is reflected in the results of operations in each period. If actual claims are higher than assumed claims experience, our reported income (loss) will be reduced (increased) for the periods in which this experience occurs. If actual policy lapses are higher than that assumed, our future policy benefit reserves will be reduced for the period in which this experience occurs.

The primary reserve method that is used in calculation of our future policy benefit reserves is the net level premium method. The net level premium method requires that the future policy benefit reserves are accrued as a level proportion of the premium paid by the policyholder. In applying this method, we use a number of actuarial assumptions that represent management’s best estimate at the time the contract was issued with, the addition of a margin for adverse deviation. Actuarial assumptions include estimates of morbidity, mortality, policy persistency, discount rates and expenses over the life of the contracts.

A premium deficiency can exist if the discounted present value of future gross premiums is not sufficient to cover anticipated future cash flows. To assess the adequacy of our benefit reserves, we annually perform premium deficiency testing for each of our lines of business using best estimate assumptions as of the date of the test without provision for adverse deviation. If benefit reserves minus the DAC asset are less than the present value of future cash flows on the line of business, then first the DAC asset will be reduced. If reducing the DAC asset down to zero is still not sufficient to eliminate the premium deficiency, then benefit reserves will be increased. Recognizing a premium deficiency will reduce our reported net income, or increase our reported loss, for the period.

In connection with our premium deficiency testing on our most significant business lines, we performed sensitivity analyses on our core life, non-core life, closed block, and annuities and assumed life business lines to capture the effect that certain key assumptions have on expected future cash flows, and the impact of those assumptions on the adequacy of DAC balances and GAAP benefit reserves. The sensitivity tests are performed independently, without consideration for any correlation among the key assumptions.

We performed the following sensitivity tests as of September 30, 2017:

•	future lapse assumptions increased by a multiplicative factor of 1.05,

•	future mortality increased by a multiplicative factor of 1.05 for all life blocks,

•	future investment yield assumptions were lowered by 50 basis points.

Under all tests described above, the DAC was still recoverable on the core life, non-core life, and the closed block lines. For the annuities and assumed life line, there is no remaining DAC due to the age of the contracts. As such, these sensitivity runs tested the adequacy of the benefit reserves for these lines. For the annuities and assumed life line, a drop in investment yield of 50 basis points would result in a required reserve increase of $0.6 million, for the 105% mortality scenario the result would be a required increase of $0.3 million, while for the lapse scenario there would be no impact to benefit reserves.

Intangible Assets

Intangible assets include trade names, internet domain sites, software and contract-based assets composed of future renewal commissions, distribution agreements, and non-compete agreements. These intangible assets, with the exception of trade names, are amortized over their expected useful lives based on the expected pattern of benefit of the asset.

We amortize the domain site intangible assets on a straight-line basis over a useful life of ten years and software intangible assets are amortized over a useful life of four years using an accelerated amortization method. Contract-based intangible assets are amortized on a straight-line basis over a useful life of primarily five years, with the exception of some distribution contracts where the amortization period is seven years. Trade names are not amortized as they have been determined to have indefinite useful lives. Trade names are tested at least annually for impairment using expected future cash flows.

The determination of the estimated fair value and estimated useful lives of intangible assets require the exercise of considerable management judgment. If the actual useful life is less than that assumed or the pattern of benefits is shorter than that used in developing the initial estimates, we could write down the carrying value of intangible assets and reduce our reported income, or increase our reported loss.

Interim impairment testing may be performed when events or changes in circumstances indicate that the carrying amount of the intangible assets may not be recoverable. Amortizable intangible assets are tested for impairment based on undiscounted cash flows, which requires the use of estimates and judgment, and, if impaired, are written down to fair value based on discounted cash flows. For the years ended December 31, 2017 and December 31, 2016, we have not recorded an impairment of intangible assets.

Commission Revenue Recognition

We recognize commission revenue from the sale of insurance products by Efinancial. We recognize revenue at the time that the insurance policy is issued by the insurance company and accepted by the customer, which we call policy placement.

We record as Efinancial revenue the full amount of first year commission to be paid on the sale. The commission payment terms of each carrier vary according to the contract that we have with the carrier. Some carriers will advance a portion of the premium at policy placement. Other carriers pay the commission as they collect and earn the policy premiums. We record a commission receivable at policy placement, net of any advances received. We establish a provision for commission revenue that, based on experience, will ultimately not be earned due to the customer discontinuing the underlying insurance policy. Our agency segment results include revenue from third party agencies and from Fidelity Life. The revenues from Fidelity Life sales are eliminated in consolidation.

Income Taxes

We file a consolidated Federal income tax return that includes both a life insurance company subgroup and a non-life subgroup. Under the Federal income tax regulations, the taxation of life insurance companies is subject to special rules not applicable to non-life companies. Accordingly, we have to consider the implications of these different tax rules in accounting for income tax expense. We record federal income tax expense in our consolidated statements of earnings based on pre-tax income as determined using GAAP accounting. The timing of the recognition of certain income and expense items for GAAP accounting can differ from the timing of recognition of the same income and expense items in our federal tax returns. The timing of recognition in the federal tax return is based on tax laws and regulations. As a result, the annual tax expense reflected in our consolidated statements of earnings is different than that reported in the tax returns. We account for income taxes under the asset and liability method, which requires the recognition of deferred taxes for temporary differences between the financial statement and tax return basis of assets and liabilities. Deferred tax assets generally represent items that can be used as a tax deduction or credit in future years for which we have already recorded the tax benefit in our income statement. Deferred tax liabilities generally represent tax expense recognized in our financial statements for which payment has been deferred, or expenditures for which we have already taken a deduction in our tax return but have not yet been recognized in our financial statements. Under GAAP we are required to evaluate the recoverability of our deferred tax assets and establish a valuation allowance if necessary to reduce our deferred tax assets to an amount that is more likely than not to be realized. Significant judgment is required in determining whether valuation allowances should be established, as well as the amount of such allowances. As of December 31, 2017 and December 31, 2016, we had recorded deferred tax assets of $15.5 million and $20.9 million and a valuation allowance of $10.6 million and $17.4 million, resulting in a net deferred tax asset of $4.9 million and $3.5 million, respectively. To the extent that we are required to establish an additional valuation allowance against deferred income tax assets, the amount of such valuation allowance would be charged against our net income for the period in which that valuation allowance is established.

We establish or adjust valuation allowances for deferred tax assets when we estimate that it is more likely than not that future taxable income will be insufficient to fully use a deduction or credit. In assessing the need for the recognition of a valuation allowance for deferred tax assets, we consider whether it is more likely than not that some portion, or all, of the deferred tax assets will not be realized and adjust the valuation allowance accordingly. We evaluate all significant available positive and negative evidence as part of our analysis. Negative evidence includes the existence of losses in recent years. Positive evidence includes the forecast of future taxable income and tax-planning strategies that would result in the realization of deferred tax assets. The underlying assumptions we use in forecasting future taxable income require significant judgment and take into account our recent performance. The ultimate realization of deferred tax assets depends on the generation of future taxable income during the periods in which temporary differences are deductible or creditable. If actual experience differs from these estimates and assumptions, the recorded deferred tax asset may not be fully realized, resulting in an increase to income tax expense in our results of operations.

We currently have a 100% valuation allowance recorded against the deferred tax assets related to the non-life subgroup of our tax return because we determined that it is more likely than not that these assets will not be recoverable. The recording of the valuation allowance increases our federal income tax expense which in turn reduces our reported net income, or increases our net loss as applicable. Our recorded net deferred tax liability is shown in the following table. The balances for each period are shown based on the life/non-life portions of the consolidated federal tax returns and in total.

	December 31, 2017			December 31, 2016
	Life	Non-Life	Total	Life	Non-Life	Total
	(dollars in thousands)
Deferred Tax Asset
Total deferred tax assets	$45,140	$15,653	$60,793	$70,319	$23,423	$93,742
Total deferred tax liabilities	40,215	5,058	45,273	66,856	6,033	72,889

Net deferred tax asset (liability) before valuation allowance	4,925	10,595	15,520	3,463	17,390	20,853

Valuation allowance	—	(10,595)	(10,595)	—	(17,390)	(17,390)

Deferred income tax asset	$4,925	$—	$4,925	$3,463	$—	$3,463

Due to the valuation allowance on the non-life subgroup, the effective income tax rate reflected on our statement of operations will vary depending on the portion of our pretax income (loss) that results from our life subgroup and the portion from our non-life subgroup. With the current full valuation allowance, the current tax benefit related to our non-life subgroup is limited. We continue to record tax expense (benefit) related to the pretax income (loss) of our life subgroup.

Principal Revenue & Expense Items

Revenues

Our primary revenue sources are life insurance premiums, commissions, net investment income, realized investment gains and losses and other income.

Net Premiums

Net premiums consist of direct life insurance premiums due and collected from our policyholders on in-force insurance policies and premiums collected on assumed life reinsurance contracts, less reinsurance premiums paid to reinsurers. Direct premiums are recorded in our insurance segment and classified as first year premiums when they relate to the first calendar year coverage period. Premiums for policies outside their first calendar year are called renewal premiums.

Earned Commission Revenue

Earned commission revenue consists of amounts received and due from insurance carriers on policies sold by Efinancial and is recorded in our agency segment. However, the commission revenue from sales of Fidelity Life policies is eliminated in our consolidated statement of operations because Efinancial and Fidelity Life are affiliated.

Net Investment Income

Investment income consists of income generated from our investment portfolio and is recorded net of related expenses incurred to manage our investments. Investment income primarily consists of interest income earned on fixed maturity investments and dividends earned on our equity holdings, net of related expenses incurred to manage our investments. Net investment income earned on assets required to support insurance reserves, annuity deposits and related regulatory capital requirements is allocated to our insurance segment. Any other net investment income is recorded in the corporate segment.

Net Realized Investment Gains (Losses)

Net realized investment gains (losses) result from sales of investment securities and OTTI for estimated credit losses of fixed income investments.

Other Income

In our agency segment, other income consists of (i) click-through revenues we generate when leads click through to our webpages to access information about life insurance options sponsored by another company, (ii) data revenues we generate through the sale of information regarding leads sourced through the eCoverage landing pages, and (iii) transfer revenues we generate from the sales of insurance leads. For our insurance segment, other income primarily consists of cost of insurance charges on universal life contracts.

Benefits and Expenses

This category consists of benefits to policyholders, which include policyholder dividends and policyholder dividend obligations (PDO), interest credited to policyholder and contractholder balances, general operating expenses and amortization of DAC.

Life, Annuity and Health Benefits

Benefit expenses are recorded in our insurance segment. Benefit expenses include claims paid or payable on in-force insurance policies, as well as the change in our reserves for future policy benefits during the period. Benefit expenses are reduced by amounts ceded to reinsurance companies with whom we contract to share policy risks.

Interest Credited to Policyholder and Contractholder Account Balances

The interest credited primarily relates to amounts that contractholders earn on any contractholder deposits from our assumed annuity contracts and other amounts left on deposit with us. Our universal life policies and assumed annuity contracts require Fidelity Life to periodically establish the crediting rate to be paid on policyholder and contractholder deposits. All current assumed annuity contracts are credited with interest at the minimum interest rate guaranteed in the contract. Interest credited relates solely to our insurance segment.

General Operating Expenses

Operating expenses are incurred by all of our segments. The operating expenses of our insurance segment include policy acquisition costs in excess of amounts that qualify for deferral, ceding commissions received on ceded reinsurance in excess of amounts deferred, variable policy administration costs, general overhead and administration costs, and insurance premium taxes and assessments paid to various states. Agency segment expenses consist of compensation paid to employee sales agents, costs of insurance sales leads (marketing), costs of sales management and support activities, agent licensing expenses and general overhead and administration expenses. The expenses of the corporate segment includes allocation of a portion of the compensation of senior executives related to corporate activities, board of director expenses related to corporate business, and other operating costs considered to be of a corporate nature and not directly related to either of our other business segments. Overhead and administrative expenses of the segments include employee costs (salaries, bonuses and benefits), office rent, information technology and costs of third party administrators and other contractors.

Amortization of DAC

DAC amortization represents the actuarially determined reduction in the DAC asset for the period. The amount of acquisition cost amortization recognized each period is based on actual factors established when the insurance contracts were written.

Results of Operations

The major components of operating revenues, benefits and expenses and net (loss) income are as follows (in thousands):

MMHC Consolidated Results of Operations

(dollars in thousands)

REVENUES	Years Ended December 31,
	2017	2016
Net insurance premiums	$82,873	$78,138
Net investment income	15,119	15,957
Net realized investment gains	571	530
Earned commissions	11,514	11,375
Other income	5,793	6,999

Total revenues	115,870	112,999

BENEFITS AND EXPENSES
Life, annuity, and health claim benefits	56,035	59,536
Interest credited to policyholder account balances	3,776	3,914
General operating expenses	55,912	58,538
Amortization of deferred policy acquisition costs	10,926	13,018
Amortization of intangible assets	163	164

Total benefits and expenses	126,812	135,170

(Loss) before income taxes	(10,942)	(22,171)
Income tax benefit	(2,701)	(6,833)

NET (LOSS)	$(8,241)	$(15,338)

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Total Revenues

For the year ended December 31, 2017, total revenues were $115.9 million compared to $113.0 million for the year ended December 31, 2016. This increase of $2.9 million (2.6%) results from higher net insurance premiums partially offset by decreases in net investment income and other income. Net insurance premiums increased by $4.8 million primarily driven by higher first year and renewal premiums in the Company’s core products. This increase in revenue was partially offset by a decrease in net investment income of $0.9 million resulting from an overall decrease in the investment asset base and a lower effective yield, and a $1.2 million decrease in lead sales revenue.

Benefits and Expenses

For the year ended December 31, 2017, total benefits and expenses were $126.8 million compared to $135.2 million for the year ended December 31, 2016. This decrease of $8.4 million (6.2%) was mainly due to decreases in net life insurance benefits of $3.5 million primarily resulting from the recognition of a premium deficiency reserve in 2016, lower operating expenses mainly due to higher deferral of policy sales related expenditures, and lower DAC amortization mainly due to improved policy persistency.

Loss Before Income Taxes

For the year ended December 31, 2017, we had a loss before taxes of $10.9 million compared to a loss before taxes of $22.2 million for the year ended December 31, 2016. This decreased loss of $11.3 million (50.9%) was due to higher net insurance premiums, lower life and annuity claim benefits, a decrease in operating expenses of $2.6 million, and a $2.1 million decrease in DAC amortization, partially offset by a decrease in net investment income and lower insurance lead sales.

Income Taxes

For the year ended December 31, 2017, income tax benefit was $2.7 million compared to an income tax benefit of $6.8 million for the year ended December 31, 2016. The decrease of $4.1 million reflects the recognition of a $3.0 million tax expense for the write-down of the net deferred tax asset related to the Tax Act. The Tax Act reduced the federal tax rate for corporations to 21%. In addition, there was a $2.6 million lower tax benefit resulting from a decrease in the life group’s pre-tax operating loss for the year ended December 31, 2017 when compared to the year ended December 31, 2016. This was partially offset by a $1.5 million lower current tax expense in 2017. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Income Taxes.”

Analysis of Segment Results

Reconciliation of Segment Results to Consolidated Results

The following analysis reconciles the reported segment results to the MMHC total consolidated results. The main difference is the intercompany eliminations.

	Years Ended December 31,
	2017	2016
	(dollars in thousands)
(LOSS) BEFORE INCOME TAXES BY SEGMENT
Agency operations	$(624)	$(974)
Insurance operations	2,343	(6,480)
Corporate operations	(4,713)	(4,593)
Eliminations	(7,948)	(10,124)

(Loss) before income taxes	(10,942)	(22,171)
Income tax (benefit)	(2,701)	(6,833)

NET (LOSS)	$(8,241)	$(15,338)

Agency Segment

The results of our agency segment were as follows:

	Year ended December 31,
	2017	2016
	(dollars in thousands)
REVENUE
Earned commissions	$34,796	$35,247
Other income	5,529	6,723

Total revenues	40,325	41,970

EXPENSES
General operating expenses	40,786	42,780
Amortization of intangibles	163	164

Total expenses	40,949	42,944

(Loss) before income taxes	(624)	(974)

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Earned Commissions

For the twelve months ended December 31, 2017, earned commissions were $34.8 million compared to $35.2 million for the twelve months ended December 31, 2016. This decrease of $0.4 million (1.0%) resulted from compensation changes on certain Fidelity Life products and a reduction in wholesale production. Annualized issued premium produced by the retail call center increased from $32.5 million to $34.3 million (5.0%) for the twelve months ended December 31, 2016 and 2017, respectively.

Other Income

For the twelve months ended December 31, 2017, other income was $5.5 million compared to $6.7 million for the twelve months ended December 31, 2016. This decrease of $1.2 million (18%) was primarily due to the Company retaining more leads for use in our retail call center in 2017.

General Operating Expenses

For the twelve months ended December 31, 2017, general operating expenses were $40.8 million compared to $42.8 million for the twelve months ended December 31, 2016. This decrease of $2.0 million (4.7%) was due to decreases in variable cost of sales of $1.7 million and lower overhead expenses of $0.3 million. The variable cost of sales decrease consisted of lower agent’s compensation of $1.0 million due to a new agent compensation agreement effective February 1, 2016, and $0.7 million decrease in the purchase of leads due to efficiency gains in the lead buying program. The decrease in overhead costs $0.3 million was primarily due to lower payroll related costs.

Net Income (Loss)

For the twelve months ended December 31, 2017, the agency segment incurred a net loss of $0.6 million compared to a similar net loss of $1.0 million for the twelve months ended December 31, 2016. This decrease in net loss of $0.4 million was the result of lower general operating expenses brought on by increased cost control around both variable and overhead related costs partially offset by lower commission income due to compensation rate changes.

Insurance Segment

The results of our insurance segment were as follows:

	Years Ended December 31,
	2017	2016
	(dollars in thousands)
Revenue:
Net insurance premiums	$82,873	$78,138
Net investment income	15,215	16,032
Net realized investment gains	571	530
Other income	264	276

Total revenues	$98,923	$94,976

Benefits and Expenses:
Life and annuity benefits	$56,035	$59,536
Interest credited to policyholder account balances	3,776	3,914
General operating expenses	21,368	19,401
Amortization of deferred policy acquisition costs	15,401	18,605

Total benefits and expenses	96,580	101,456

Income (loss) before income taxes	2,343	(6,480)

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Premium Revenues

For the year ended December 31, 2017, net insurance premiums were $82.9 million compared to $78.1 million for the year ended December 31, 2016. This increase of $4.8 million (6.1%) in net insurance premiums is a result of a $5.9 million increase in net premiums from both first year and renewal premiums in our core lines, primarily due to increased production from our call center operations, partially offset by a decrease in net insurance premiums in the closed block.

Net Investment Income

For the year ended December 31, 2017, net investment income was $15.2 million compared to $16.0 million for the year ended December 31, 2016. This decrease of $0.8 million (5.0%) is due to a $1.2 million decrease in interest income from fixed maturity securities as a result of a decrease in this invested asset base and lower book yield. This decrease is partially offset with a $0.4 million increase in interest income from commercial mortgage loans due to increased purchases of new mortgage loans in 2017.

Realized Investment Gains

For the year ended December 31, 2017, realized investment gains were $0.6 million compared with realized investment gains of $0.5 million for the year December 31, 2016. This increase of $0.1 million (20.0%) was due to increased realized gains on sales of fixed maturity securities and equity securities of $0.8 million and $0.3 million, respectively, increase to realized gains on equity method investments of $0.3 million, and an additional $0.2 million release of the mortgage loan valuation allowance in 2017. This increase in realized gains was partially offset by higher mark-to-market losses on equity securities held as trading securities of $1.5 million.

Other Income

For the year ended December 31, 2017, other income was $0.3 million compared with $0.3 million for the year ended December 31, 2016.

Life, Annuity and Health Claim Benefits

For the year ended December 31, 2017, life and annuity claim benefits were $56.0 million compared with $59.5 million for the year ended December 31, 2016. This decrease of $3.5 million (5.9%) is mainly attributable to the effects from recognition of a premium reserve deficiency in 2016 related to assumed life business of $3.2 million, a release of waiver of premium reserve of $1.5 million in the Closed Block, and a release of IBNR reserve of $0.5 million related to both Core and Non-Core products of $0.3 million and $0.2 million respectively. Partially offsetting this decrease is higher incurred claims related to the growth and age of the Core and Non-Core in-force business of $2.6 million and $2.0 million respectively, and lower incurred claims in Closed Block and assumed life of $1.6 million and $1.5 million respectively.

Interest Credited to Policyholder Account Balances

For the year ended December 31, 2017, interest credited was $3.8 million compared to $3.9 million for the year ended December 31, 2016. This decrease of $0.1 million is due to reduced interest credited on lower assumed fixed annuity contractholder account balances.

General Operating Expenses

For the year ended December 31, 2017, general operating expenses were $21.4 million compared to $19.4 million for the year ended December 31, 2016. This increase of $2.0 million (10.3%) was mainly due to a $1.1 million increase in salaries and benefits, primarily as a result of higher additional head count in 2017 related to continued investments in infrastructure needed for future business growth. Also contributing to the increase in general operating expenses is $0.5 million of higher variable policy issuance costs and maintenance expense due to increased sales and a larger in-force block of business, and a $0.4 million increase in reserve financing costs.

Amortization of Deferred Acquisition Costs

For the year ended December 31, 2017, amortization of deferred acquisition costs was $15.4 million compared to $18.6 million for the year ended December 31, 2016. This decrease of $3.2 million (17.2%) results primarily from lower DAC amortization in Non-core life of $2.6 million stemming mainly from lower lapses of the ADB product due to strategic initiatives taken to limit the distribution of this product, and lower Closed Block DAC amortization of $1.0 mainly due to many policies approaching the end of their level term period. This decrease is partially offset by increased DAC amortization in core-life of $0.4 million resulting primarily from higher deferred acquisition costs related to worksite business. See “Business—Insurance Segment—Core Life.”

Net (loss) income

For the year ended December 31, 2017, income was $2.3 million compared to a net loss of $6.5 million for the year ended December 31, 2016. The increase in net income of $8.8 million (135.3%) resulted primarily from an increase in net insurance premium, along with reductions in life and annuity benefits and lower DAC amortization, partially offset by higher general operating expenses and lower net investment income.

Closed Block

The closed block was formed as of October 1, 2006 and contains all participating policies issued or assumed by Fidelity Life. The assets and future net cash flows of the closed block are available only for purposes of paying benefits, expenses and dividends of the closed block and are not available to the Company, except for an amount of additional funding that was established at inception. The additional funding was designed to protect the block against future adverse experience, and if the funding is not required for that purpose, it is subject to reversion to the Company in the future. Any reversion of closed block assets to the Company must be approved by the Illinois Department of Insurance. See “Note 9—Closed Block” in the accompanying Audited Consolidated Financial Statements. The closed block is included in our insurance segment. The condensed financial statements of the closed block are as follows (dollars in thousands):

	As of December 31,
	2017	2016
Closed Block Liabilities
Future policy benefits	$74,540	$93,811
Policyholder account balances	8,655	9,307
Other policyholder liabilities	5,837	4,030
Policyholder dividend obligation	11,097	9,652
Other liabilities	5,014	4,661

Total Closed Block liabilities	105,143	121,461

Assets Designated to the Closed Block
Investments
Fixed maturity securities—available-for-sale (amortized cost $36,080 and $39,673 respectively)	39,763	42,717
Policyholder loans	1,490	1,585

Total investments	41,253	44,302
Cash and cash equivalents	3,330	1,317
Premiums due and uncollected	4,655	1,280
Accrued investment income	475	527
Reinsurance recoverables	54,933	70,319
Deferred income tax assets	5,783	9,190

Total assets designated to the Closed Block	110,429	126,935

Excess of Closed Block liabilities over designated assets	5,286	5,474

Amounts included in accumulated other comprehensive income:
Unrealized investment gains, net of income tax	2,430	2,009
Allocated to policyholder dividend obligation, net of income tax	(1,634)	(1,331)

Total amounts included in accumulated other comprehensive income	796	678

Maximal future earnings to be recognized from Closed Block assets and liabilities	$(4,490)	$(4,796)

	Years Ended December 31,
	2017	2016
Balance at January 1,	$9,652	$7,428
Impact from earnings allocable to policyholder dividend obligation	987	1,334
Change in net unrealized Investment gains (losses) allocated to policyholder dividend obligation	458	890

Balance at end of period	$11,097	$9,652

	Year Ended December 31,
	2017	2016
Revenues:
Net life insurance premiums	$4,889	$6,283
Net investment income	1,734	2,157
Net realized investment gains (losses)	161	118
Total revenues	6,784	8,558

Benefits and expenses:
Life and annuity benefits—including policyholders dividends of $2,081 and $2,532 in 2017 and 2016, respectively	3,692	6,754
Interest credited to policyholder account balances	223	239
General operating expenses	(2,125)	(1,355)

Total benefits and expenses	1,790	5,638

Revenues, net of expenses before provision for income tax expense	4,994	2,920
Income tax expense	5,143	993

Revenue, net of expenses and provision for income tax expense	$(149)	$1,927

The maximum future earnings to be recognized from closed block assets and liabilities represent the estimated future closed block profits that will accrue to the Company and is calculated as the excess of closed block liabilities over closed block assets. Included in closed block assets at December 31, 2017 and December 31, 2016 are $9.2 million and $9.0 million, respectively, of additional closed block funding, plus accrued interest, that is eligible for reversion to the Company if not needed to fund closed block experience.

The closed block was funded based on a model developed to forecast the future cash flows of the closed block which is referred to as the “glide path.” The glide path model projected the anticipated future cash flows of the closed block as established at the initial funding. We compare the actual results of the closed block to expected results from the glide path as part of the annual assessment of the current level of policyholder dividends. The assessment of policyholder dividends includes projections of future experience of the closed block policies and the investment experience of the closed block assets. The review of closed block experience also includes consideration of whether a policy dividend obligation should be recorded to reflect favorable closed block experience that has not yet been reflected in the dividend scales. The recorded policyholder dividend obligation at December 31, 2017 and December 31, 2016 totaled $11.1 million and $9.7 million, respectively, and consisted of favorable policy experience on the closed block policies ($8.6 million and $7.7 million, respectively) and unrealized gains on the closed block fixed maturity security portfolio holdings ($2.5 million and $2.0 million, respectively).

Corporate Segment

The results of the corporate segment are as follows:

	Years Ended December 31,
	2017	2016
	(dollars in thousands)
Revenue:
Net investment income	$210	$174

Total revenue	210	174
Expenses:
General operating expenses	4,923	4,767

Total expenses	4,923	4,767

(Loss) before income taxes	(4,713)	(4,593)

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

General Operating Expenses

For the year ended December 31, 2017, general operating expenses were $4.9 million compared to $4.8 million for the year ended December 31, 2016. This increase in general operating expenses of $0.1 million (2.1%) is due to an increase in allocated salary related expenses in 2017.

Net Loss

The net loss for the year ended December 31, 2017 increased $0.1 million (2.2%) to $4.7 million from a net loss of $4.6 million for the same period of 2016. The increase in the net loss was mainly due to an increase in accrued incentive compensation in 2017.

Intercompany Eliminations

The impact of the eliminations for intercompany transactions primarily consists of the sales by our agency segment of life products of our insurance segment. The eliminations represent the amounts required to eliminate the intercompany transactions as recorded in our segment results, and in particular, to eliminate any intersegment profits resulting from such transactions. Our segment results follow the accounting principles and methods applicable to each segment as if the intercompany transactions were with unaffiliated organizations:

Revenue—our agency segment recognizes all commission revenue to be paid for the first year that the policy is in force at the date that the insurance policy goes in force at the carrier.

Expense—our insurance segment recognizes the first-year commission as a policy acquisition cost, in proportion to the premiums earned from providing insurance coverage throughout the first year that the policy is in force. In addition, our insurance segment defers the amount by which the first-year commission acquisition costs exceed the ultimate renewal commission and records this amount as deferred acquisition cost that is amortized over the expected life of the policy.

Viewed at the segment level, because of the timing difference between the agency segment’s immediate recognition of commission revenue and the insurance segment’s deferral and amortization of the commission expense over the expected life of the policy, all else being equal, the sale of a policy through our agency segment results in an intersegment profit in an amount equal to the difference between the commission paid and the related amortization expense. However, in consolidation, two impacts occur. First, the intercompany revenue recognized by our agency segment and the related deferred acquisition expense recorded by our insurance segment are eliminated. Second, we record deferred acquisition costs equal to that portion of Commission DAC that can be tied directly to Efinancial’s expenses incurred in the successful placement of a policy. Therefore, in consolidation, the Commission DAC recorded in our insurance segment is effectively reduced to reflect the elimination of that portion of Commission DAC that results from Efinancial expenses that cannot be directly tied to the successful placement of a policy. The amount of eliminated Commission DAC, which represents a majority of the Commission DAC, is charged to current expense, and acquisition cost DAC is recorded at a reduced amount, which represents the amount of Commission DAC that is eligible for deferral under GAAP. See “—Critical Accounting Policies—

Deferred Policy Acquisition Costs (DAC)” and “Factors Affecting our Results—Strategic Goals and Financial Impact of Sales of Policies Produced by Efinancial” for more information. The results of these elimination entries were as follows:

	December 31,
	2017	2016
	(dollars in thousands)
Revenue:
Net investment income	$(306)	$(249)
Earned commissions	(23,282)	(23,872)

Total revenues	(23,588)	(24,121)

Expenses:
Commission expense	(10,859)	(8,161)
General operating expenses	(306)	(249)
Amortization of deferred policy acquisition costs	(4,475)	(5,587)

Total expenses	(15,640)	(13,997)

(Loss) before income taxes	(7,948)	(10,124)

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

For the year ended December 31, 2017, the impact of intercompany eliminations on pretax income was a reduction of $7.9 million compared to a $10.1 million reduction for the year ended December 31, 2016. This increase in pre-tax income of $2.2 million (21.8%) was mainly due to a lower volume of intercompany sales year-over-year, and a lower amount of deferred intercompany commissions resulting from the leveling of commission on certain products sold by the agency segment. Also contributing to the increase in pre-tax income was higher deferral of agency policy acquisition costs related to agent compensation and certain newly entered into contract arrangements for the purchase of sales leads. Partially offsetting these increases was lower DAC amortization primarily due to the leveling commissions on certain products.

Investments

Investment Returns

We invest our available cash and funds that support our regulatory capital, surplus requirements and policy reserves in investment securities that are included in our insurance and corporate segments. We earn income on these investments in the form of interest on fixed maturity securities (bonds and mortgage loans) and dividends (equity holdings). Investment income is recorded net of investment related expenses as revenue. The amount of net investment income that we recognize will vary depending on the amount of invested assets that we own, the types of investments we own, the interest rates earned and amount of dividends received on our investments.

Gains and losses on sales of investments are classified as “realized investment gains (losses)” and are recorded as revenue. Capital appreciation and depreciation caused by changes in the market value of investments classified as “available-for-sale” is recorded in accumulated other comprehensive income. The amount of investment gains and losses that we recognize depends on the amount of and the types of invested assets we own and the market conditions related to those investments. Our cash needs can vary from time to time and could require that we sell invested assets to fund cash needs.

Investment Guidelines

Our investment strategy and guidelines are developed by management and approved by the investment committee of Fidelity Life’s board of directors. Our investment strategy related to our insurance segment is designed to maintain a well-diversified, high quality fixed income portfolio that will provide adequate levels of net investment income and liquidity to meet our policyholder obligations under our life insurance policies and our assumed annuity deposits. To help maintain liquidity we establish the duration of invested assets within a tolerance to the policy liability duration. The investments of our insurance segment are managed with an emphasis on current income within quality and diversification constraints. The focus is on book yield of the fixed income portfolio as the anticipated portfolio yield is a key element used in pricing our insurance products and establishing policyholder crediting rates on our annuity contracts.

We apply our overall investment strategy and guidelines on a consolidated basis for purposes of monitoring compliance with our overall guidelines. Almost all of our investments (over 99%) are owned by Fidelity Life and are maintained in compliance with insurance regulations. Critical guidelines of our investment plan include:

•	Asset concentration guidelines that limit the amount that we hold in any one issuer of securities,

•

Asset quality guidelines applied on a portfolio basis and for individual issues that establish a minimum asset quality standard for portfolios and establish minimum asset quality standards for investment purchases and investment holding,

•	Liquidity guidelines that limit the amount of illiquid assets that can be held at any time, and

•	Diversification guidelines that limit the exposure at any time to the total portfolio by investment sectors.

Our investment portfolios are all managed by third party investment managers that specialize in insurance company asset management and in particular these managers are selected based upon their expertise in the particular asset classes that we own. We contract with an investment management firm to provide overall assistance with oversight of our portfolio managers, evaluation of investment performance and assistance with development and implementation of our investment strategy. This investment management firm reports to our Chief Financial Officer and to the Investment Committee of Fidelity Life’s board of directors. On a quarterly basis, or more frequently if circumstances require, we review the performance of all portfolios and portfolio managers with the Investment Committee.

The following table shows the distribution of the fixed maturity securities classified as available-for-sale by quality rating using the rating assigned by Standard & Poor’s, a nationally recognized statistical rating organization. Over the periods presented, we have maintained a consistent weighted average bond quality rating of “A.” The percentage allocation of total investment grade securities has increased to 83.6% at December 31, 2017 from 82.8% at December 31, 2016 due to the S&P ratings on certain new securities acquired in our portfolio of distressed residential mortgage-backed securities.

	Estimated Fair Value
	December 31, 2017		December 31, 2016
	(dollars in thousands)
S&P Rating
AAA	$74,535	22.1%	$72,604	21.4%
AA	33,988	10.1%	33,442	9.9%
A	115,585	34.2%	114,637	33.8%
BBB	58,240	17.2%	59,934	17.7%

Total investment grade	282,348	83.6%	280,617	82.8%

BB	14,394	4.3%	12,650	3.7%
B	9,893	2.9%	6,893	2.0%
CCC	2,197	0.7%	2,072	0.6%
CC	—	0.0%	350	0.1%
D	41	0.0%	228	0.1%

Total below investment grade	26,525	7.9%	22,193	6.5%

Not rated	28,796	8.5%	36,264	10.7%

Total	$337,668	100.0%	$339,075	100.0%

The following table sets forth the maturity profile of our debt securities at December 31, 2017 and December 31, 2016. Expected maturities could differ from contractual maturities because borrowers may have the right to call or prepay obligations, with or without penalty.

	December 31, 2017				December 31, 2016
	Amortized Costs	%	Estimated Fair Value	%	Amortized Costs	%	Estimated Fair Value	%
	(dollars in thousands)
Due in one year or less	$18,748	5.9%	$18,975	5.6%	$10,202	3.2%	$10,377	3.1%
Due after one year through five years	63,495	19.9%	65,808	19.5%	85,685	26.5%	89,778	26.5%
Due after five years through ten years	45,615	14.3%	47,514	14.1%	44,388	13.7%	46,131	13.6%
Due after ten years	90,703	28.4%	103,749	30.7%	77,097	23.8%	85,583	25.2%
Securities not due at a single maturity date-primarily mortgage and asset-backed securities	100,405	31.5%	101,622	30.1%	106,184	32.8%	107,206	31.6%

Total debt securities	$318,966	100.0%	$337,668	100.0%	$323,556	100.0%	$339,075	100.0%

Every quarter we review all investments where the market value is less than the carrying value to ascertain if the impairment of the security’s value is other than temporary (“OTTI”). The quarterly review is targeted to focus on securities with larger impairments and that have been in an impaired status for longer periods of time. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Polices—Other-Than-Temporary Impairments on Available-For-Sale Securities.”

Net Investment Income

One key measure of our investment income is the book yield on our holdings of fixed maturity securities classified as available-for-sale, which totaled $338 million and 85.9% of our invested assets as of December 31, 2017. Book yield is the effective interest rate, before investment expenses, that we earn on these investments. Book yield is calculated as the percent of net investment income to the average amortized cost of the underlying investments for the period. For the years ended December 31, 2017 and 2016, our book yield on fixed maturity securities available-for-sale was 4.43% and 4.53%, respectively.

Interest Credited on Contractholder Deposits

Included with the future policy benefits is the liability for contractholder deposits on deferred annuity contracts assumed through two reinsurance agreements effective in 1991 and 1992, respectively, and certain other policy funds left on deposit with the Company. The aggregate liability for deposits is as follows:

	December 31, 2017
	Ending Balance	Year to Date Interest Credited	Average Credit Rate
	(dollars in thousands)
Annuity contract holder deposits—assumed	$88,725	$3,518	4.0%
Dividends left on deposit	8,655	223	2.6%
Other	1,519	35	2.3%

	$98,899	$3,776	3.8%

	December 31, 2016
	Ending Balance	Year to Date Interest Credited	Average Crediting Rate
	(dollars in thousands)
Annuity contract holder deposits—assumed	$93,168	$3,636	3.9%
Dividends left on deposit	9,307	239	2.6%
Other	1,409	39	2.8%

	$103,884	$3,914	3.8%

The liability for deferred annuity deposits represents the contractholder account balances. Due to the declines in market interest rates and the book yield on our investment portfolio, we credit interest on all contractholder deposit liabilities at contractual rates that are currently at the minimum rate allowed by the contract or by state regulations.

Our insurance segment realizes operating profit from the excess of our book yield realized on fixed maturity securities that support our contractholder deposits over the amount of interest that we credit to the contractholder. We refer to this operating profit as the “spread” we earn on contractholder deposits. Our book yields on fixed maturity investments have declined in recent periods due to current market conditions. If book yields continue to decline, the amount of spread between the interest earned and credited will be reduced.

Net Realized Investment Gains (Losses)

Realized investment gains and losses are subject to general economic trends and in particular correlate generally with movements in the major equity market indexes. The amounts classified as realized gains and losses in our statement of operations include amounts realized from sales of investments, mark-to-market adjustments on investments classified as trading securities, equity holdings and investments that use the equity method of accounting (limited partnerships) and other-than-temporary impairments of individual securities related to credit impairments.

Net realized investment gains (losses) that we recognize are influenced to a great degree by the mark-to-market on our trading securities portfolios and the adjustments resulting from the application of equity method accounting for our limited partnership investments. The period to period changes in the investments reflect the impact of market volatility on our reported results, as can be seen from the following table. We hold these trading securities portfolios to diversify our invested assets. Most of these investments are either direct equity securities or have a good degree of correlation to the results of the equity markets.

	Years Ended December 31,
	2017	2016
	(dollars in thousands)
Net Realized Investment Gains (Losses)
Sales of Investments:
Fixed maturity securities, available-for-sale	$843	$34
Limited partnerships	89	78
Other-than-temporary impairment losses on fixed maturity securities, available-for-sale—net	—	(26)
Trading securities—gains and losses:
Equity securities	(609)	619
Investment expenses	(22)	(39)
Mortgage loans impairments	214	55
Equity method—limited partnerships	56	(191)

Total net realized investment gains	$571	$530

Unrealized Holding Gains

We also record capital appreciation/depreciation on our available-for-sale fixed maturity securities. The following table shows the annual increase in equity from mark-to-market adjustments on our available-for-sale fixed maturity securities. These adjustments result from the low current market interest rates which cause the market value of our holdings, which overall carry higher interest rates than available in the market, to increase.

	Years Ended December 31,
	2017	2016
	(dollars in thousands)
Accumulated Other Income
Unrealized holding gains from changes in the market value of securities, including the related impact to future policy benefit liabilities, the policyholder dividend obligation and deferred policy acquisition cost balances	$2,058	$3,116
Unrealized investment loss	—	(288)
Income tax effect	(597)	(989)

Net increase in accumulated other comprehensive income	$1,461	$1,839

At December 31, 2017, we have accumulated other comprehensive income from mark-to-market adjustment of our available-for-sale fixed income securities totaling $7.8 million (net of federal income taxes and reserve). If market interest rates on fixed maturity securities start to increase, the favorable mark-to-market adjustment could decline, which would reduce our equity.

Financial Position

At December 31, 2017, we had total assets of $666.4 million compared to total assets at December 31, 2016 of $654.4 million. The increase in total assets of $12.0 million primarily results from an increase in total invested assets of $8.1 million, primarily mortgage loans, increases in other assets of $10.4 million mainly due to higher software capitalization and annualized prepaid assets, and increased premiums receivable related to the Closed Block and an increase in the deferred tax asset of $1.5 million. This increase was partially offset by a lower amount of cash held of $7.6 million and a decrease in reinsurance recoverables of $2.1 million.

At December 31, 2017, we had total liabilities of $470.2 million compared to total liabilities of $451.4 million at December 31, 2016. The increase in total liabilities of $18.8 million is primarily due to an increase in future policy benefits of $12.3 million resulting from a growing and aging block of business, along with increases in the closed block policyholder dividend obligation of $1.5 million, and increases in other policyholder liabilities of $5.5 million due to higher pending claims, and higher reinsurance payables and other liabilities of $2.7 million and $1.9 million, respectively.

Total equity decreased from $203.0 million at December 31, 2016 to $196.2 million at December 31, 2017. This decrease in equity of $6.8 million (3.3%) was due to a total comprehensive loss of $6.8 million comprised of the net loss of $8.2 million and partially offset by other comprehensive gain of $1.4 million. The other comprehensive gain for the period was due to a higher amount of unrealized net gains on our fixed maturity available-for-sale securities portfolio. This increase was caused by a decrease in market interest rates at year end 2017 when compared to market interest rates at year end 2016.

Liquidity and Capital Resources

Our principal sources of funds are from premium revenues, commission revenues, investment income and proceeds from the sale and maturity of investments. The Company’s primary uses of funds are for payment of life policy benefits, contractholder withdrawals on assumed annuity contracts, new business acquisition costs for our insurance operations (i.e., commissions, underwriting and issue costs), cost of sales for agency operations (i.e., agent compensation, purchased lead and lead generation costs), general operating expenses and purchases of investments. Our investment portfolio is structured to provide funds periodically over time, through investment income and maturities, to provide for the payment of policy benefits and contractholder withdrawals.

Under our commission financing arrangement with Hannover Life, Fidelity Life is able to pay level annual commissions instead of first-year-only commissions to Efinancial for sales of RAPIDecision® Life policies, and Hannover Life advances to Efinancial amounts approximately equal to first-year-only commissions for sales of those policies. This arrangement reduces Fidelity Life’s surplus strain associated with issuing RAPIDecision® Life business while helping to provide liquidity for Efinancial through the receipt of larger first-year-only commissions. Our arrangement with Hannover Life allows us to finance up to $20 million of commission expense. As of September 30, 2018, we had financed $[●] million of commission expense under this arrangement.

We are a member of the Federal Home Loan Bank of Chicago (the “FHLBC”). As a member we are able to borrow on a collateralized basis from the FHLBC. We own FHLBC common stock with a book value of $109,000, which allows us to borrow up to $2.4 million. Interest on borrowed funds is charged at variable rates established from time to time by the FHLBC based on the interest rate option selected at the time of the borrowing. There have been no borrowings from the FHLBC during 2017 and 2016.

Fidelity Life’s ability to pay dividends to Vericity is limited by the insurance laws of the State of Illinois. All shareholder dividends are subject to notice filings with the Illinois Insurance Director. The maximum amount of dividends that can be paid by Illinois life insurance companies to stockholders without 30 days prior notice to the director of the Illinois Department of Insurance is the greater of (i) statutory net income for the preceding year or (ii) 10% of statutory surplus as of the preceding year-end. However, under Illinois insurance statutes, dividends may be paid only from surplus, excluding unrealized appreciation in value of investments, without prior approval. Dividends in excess of these amounts require advance approval of the Illinois Department of Insurance. There are no limitations on the amount of dividends that Efinancial can pay.

During 2017, the board of directors of Fidelity Life approved the payment of $7.0 million in dividends to Vericity Holdings. The dividends provided operating funds to Vericity Holdings to support corporate operations and initiatives.

Following the conversion, Fidelity Life has agreed not to pay any common stock dividends without the approval of a majority of the company designees. See —“The Conversion and Offering—Description of the Standby Purchase Agreement—Post-Closing Covenants-Standstill Period.”

Fidelity Life is a party to various services and cost sharing agreements with Vericity Holdings and Efinancial pursuant to which certain costs and expenses incurred by Vericity Holdings and Efinancial on behalf of Fidelity Life are allocated to Fidelity Life and reimbursed to the entity incurring the expense.

As an Illinois-domiciled mutual holding company, Members Mutual is subject to the same minimum statutory capital and surplus levels as Fidelity Life. However, Members Mutual is not authorized to transact insurance business and cannot issue or reinsure insurance policies. Accordingly, the level of statutory capital and surplus at Members Mutual has no material effect on the ability of Fidelity Life to write insurance or on the Company’s consolidated results of operations, financial position or liquidity. Although Members Mutual is subject to minimum capital and surplus requirements, it is not subject to RBC requirements. Our other operating subsidiaries are not subject to regulatory capital requirements or RBC.

Although cash flows for 2017 were positive, we have experienced net negative cash flows in 2016 and in prior periods due to continued growth in sales of our life insurance products and in our agency operations and through continued net withdrawals on assumed annuity contractholder deposits. Our annuity deposits are in run off because we do not market annuity contracts to provide annuity deposits to offset the withdrawal activity on in-force contracts.

Cash uses in our insurance segment result in negative cash flows related to sales of new insurance policies because:

•	Policy acquisition costs (consisting of agent commission, policy underwriting and issue costs) exceed the amount of first year premium received from the policyholder,

•

Depending on the product sold, a portion or all of the agent’s commission may be paid as a cash advance to the agent and most of the underwriting and policy issue costs are paid at the time the initial policy is issued, whereas the premiums may be paid throughout the policy year, and

•	Amounts due from reinsurers to reimburse claims paid are usually paid at some date after the claim has been paid.

The resulting negative first year cash flow from sales of new policies is partially offset by positive cash flows from insurance policy renewals. The continued sales growth in our insurance operations has resulted in a net cash decrease. Cash flows from reinsurance collections will vary from period to period based on claims activity.

Cash flows in our agency segment were breakeven or slightly positive for the year ended December 31, 2017 and for the year ended December 31, 2016.

Our corporate segment experienced negative cash flow as a result of the payment of allocated overhead expenses.

Cash flow from investing includes our fixed maturity securities and equity holdings that are classified as available-for-sale securities. Period to period the cash flows associated with the changes in these portfolios will vary between cash sources and cash uses depending on portfolio trading due to investment market conditions and other factors.

Cash flow from financing activities primarily consists of the assumed annuity contractholder deposits. The annuity liabilities are reducing each period due to cash withdrawals by contractholders on this block of annuities that were primarily written in the late 1980s. Cash deposits to these annuity contracts are minimal compared to cash withdrawal activity. Cash from financing activities will continue to be negative as withdrawals on the assumed annuities will exceed cash deposits.

Cash flow from investing activities represents our primary source of cash. We use cash flows from investments to fund the withdrawals from the assumed annuity deposits and to fund the negative cash flows from operating activities.

Cash Flows

	Years Ended December 31,
	2017	2016
	(dollars in thousands)
Consolidated Summary of Cash Flow
Cash flows provided by (used for) operating activities	$9,480	$(13,597)
Cash flows provided by (used for) investing activities	(8,550)	22,677
Cash flows provided by (used for) financing activities	(8,586)	(6,485)

Net increase (decrease) in cash and cash equivalents	$(7,656)	$2,595

For the year ended December 31, 2017, we had a net decrease in cash of $7.7 million compared to net increase of $2.6 million for the year ended December 31, 2016. The decrease of $10.3 million was mainly used to grow the invested asset base primarily through the purchase of mortgage loans. Cash from operating activities increased by $23.1 million mainly due to higher premium volume, lower general operating expenses, lower reinsurance recoverables, and a $5.9 million payment made in 2016 to certain former shareholders of Vericity Holdings to complete the redemption of their shares.

Risk-Based Capital

Fidelity Life is subject to regulatory guidelines related to the ratio of its capital level compared to its RBC level as determined by formulas adopted by state insurance departments and applicable to all life insurance companies. A company’s “authorized control level RBC” is a measure of the amount of capital appropriate for an insurance company to support its overall business operations in light of its size, growth and risk profile. RBC standards are used by regulators to determine appropriate regulatory actions for insurers that show signs of weak or deteriorating conditions. Companies that do not maintain total adjusted risk-based capital in excess of 200% of the company’s authorized control level risk-based capital may be required to take specific actions at the direction of state insurance regulators. Fidelity Life’s total adjusted capital at December 31, 2017 and 2016 was well in excess of 200% of its authorized control level. See “Business—Regulation—Risk-Based Capital (RBC) Requirements.”

Due to the continued growth in Fidelity Life’s sales of new insurance policies and the dividends to Vericity Holdings ($7.0 million in 2017 to provide working capital), Fidelity Life’s level of regulatory capital has been declining. The accounting principles applicable to regulatory reporting require that insurance companies expense all policy acquisition costs as incurred. Acquisition expenses attributable to Fidelity Life’s increasing new business growth have resulted in net losses being reported for regulatory reporting purposes. In addition, these losses have also resulted in our being in a net operating loss carryforward position on the life company portion of our consolidated federal tax return, creating a deferred tax asset. Regulatory accounting principles allow limited recognition of the future benefits of deferred tax assets. Accordingly, we recognize no income tax benefit that would offset our operating losses for regulatory reporting purposes.

Fidelity Life is also subject to the model regulation entitled “Valuation of Life Insurance Policies” commonly known as “Regulation XXX.” This regulation requires life insurance companies that issue insurance policies with level premium guarantees to carry reserves that can greatly exceed the amount that the insurance company believes is necessary to reflect its liability for future claims payments. Such reserves are sometimes referred to as “non-economic reserves.” Many insurance companies use reinsurance, financing, formation of captive reinsurers and other reserve financing transactions to reduce the regulatory capital needs under Regulation XXX. Generally these solutions have only been available to carriers with much larger amounts of affected liabilities than Fidelity Life. To mitigate the future impact on regulatory capital from Regulation XXX and help stabilize our regulatory capital position in light of anticipated sales increases, we entered into a reserve financing agreement with Hannover Life effective July 1, 2013 that covered certain products with policies written on or before September 30, 2012. This agreement was amended and restated as of July 1, 2016 to extend the issue date of policies for products covered under the existing reserve financing through December 31, 2015 and also included additional Fidelity Life products. The agreement is indefinite in length, but allows Fidelity Life to fully recapture the ceded business for approximately one year beginning on or after December 31, 2026. The agreement also provides for the payment of experience refunds, if any, to Fidelity Life with respect to the ceded business through December 31, 2026. As of December 31, 2017, the reserve credit under this arrangement was approximately $79.9 million.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, revenues or expenses, results of operations, liquidity or capital expenditures.

Quantitative and Qualitative Information about Market Risk

We own a diversified portfolio of investments including cash, bonds, preferred stocks, commercial mortgages, and common stock. Each of these investments is subject, in varying degree, to market risk that can affect their return and their fair value. Bonds are the majority of our investments and include debt issues of corporations, residential and commercial mortgage-backed securities or other asset-backed securities, U.S. Treasury securities, or obligations of U.S. Government Sponsored Enterprises and are classified as fixed maturity investments in our financial statements. Our investment portfolios are subject to market risks.

Market risk is the risk that we will incur losses due to adverse changes in market rates and prices on the fair value of the investment securities that we own. We have exposure to market risk through our investment activities, including interest rate risk, credit risk, equity risk and foreign currency risk. We have not and do not plan to enter into any derivative financial instruments for trading or speculative purposes.

Interest Rate Risk

Interest rate risk arises from the price sensitivity of investments to changes in interest rates. The changes in the fair value of our fixed maturity investments are inversely related to changes in market interest rates. As market interest rates fall the fixed income streams of fixed maturity investments held become more valuable and market values rise. As market interest rates rise, the opposite effect occurs. Interest rate risk can also arise if market rates fall, which can result in lower interest spreads on our assumed annuity deposits, which are our primary interest rate sensitive liability.

We review the interest rate sensitivity of our available-for-sale fixed maturity securities by calculating the impact on the market value of our holdings that would result from a hypothetical instantaneous shift in market interest rates across all maturities, which we consider to be reasonably possible. The impact of such a parallel shift upward in the yield curve of 200 basis points would reduce the market value of our fixed maturity security portfolio by $42.7 million (12.7%) and $39.4 million (11.6%) as of December 31, 2017 and December 31, 2016, respectively. The estimated market value changes assume all other factors are held constant and do not attempt to estimate any offsetting change in the value of our liabilities.

With regard to our assumed annuity deposits, we are subject to risk from contractholder behavior resulting from changes in interest rates. The assumed annuity contracts have virtually no surrender charges remaining that could be assessed against withdrawals. When market interest rates exceed the amount that we are crediting on deposits, we are subject to higher contractholder withdrawals or an increase in contract loans, both of which could force the company to sell assets prematurely and could lead to the realization of capital losses on such sales. We are currently crediting interest at the minimum contract interest rate, which on a composite basis is approximately 3.9% annually. We manage our exposure to rising interest rates through our ability to increase the contract crediting rate. Our ability to increase our crediting rate is constrained by our portfolio yield at the time of the decision to increase rates. Increases in the contract crediting rates could reduce our income unless we are able to maintain a constant interest spread on our assets.

Credit Risk

Credit risk is risk of loss due to adverse change in the financial condition of a specific debt issuer or, in the case of a securitized investment, adverse change in the assets being securitized. We address credit risk by establishing minimum rating standards for investments that our portfolio managers can acquire and, in the case of a downgrade, continue to hold the investment. For our core fixed income portfolio, which comprises approximately 83.6% of our invested assets, only investment grade securities (minimum credit rating for new investments is BBB- as established by Standard & Poor’s or a comparable nationally recognized statistical rating organization) can be purchased and such portfolio managers must maintain an overall credit rating for the portfolio of at least A-. Through our portfolio managers we monitor the financial condition of all the issues of securities that we own. As an additional step to reduce our exposure to credit risk, we have established diversification guidelines limiting the total amount of holding by issuer and by investment sector.

Equity Market Risk

Equity market risk is the risk that we will incur economic losses due to adverse changes in equity prices. Adverse changes in equity prices can arise from both the movements of broad markets based on investor behavior or other general economic factors and also from adverse changes in an individual company’s stock price. We manage our equity market risk primarily by limiting our exposure to individual issuers and by maintaining liquid holdings such that we are able to find a ready market should we want to lower our exposure to equity markets. Our individual stock holdings are managed by a specialty manager with portfolio guidelines that include limits on industry exposures and the size of investments in individual issuers. As of December 31, 2017 and December 31, 2016, we had $5.6 million and $5.9 million of exposure to equity market risk in our insurance segment through holdings of individual equity securities, respectively.

Recent Accounting Pronouncements

All applicable recently adopted accounting pronouncements have been reflected in our consolidated financial statements as of and for the years ended December 31, 2017 and December 31, 2016.

BUSINESS

Overview

We provide life insurance protection targeted to the middle American market. We believe there is a substantial unmet need for life insurance, particularly among domestic households with annual incomes of between $50,000 and $125,000, a market we refer to as our target Middle Market. We strive to deliver to this market affordable, easy to understand term and whole life insurance products through a consumer-friendly and efficient sales process. Through innovation in product design and distribution that provides access to the Middle Market, including call center and web-enabled sales and underwriting processes, quick issuance of policies and an emphasis on products not medically underwritten at the time of sale, we believe we are well positioned to make life insurance more affordable and accessible to the Middle Market.

We conduct our business through our two operating subsidiaries, Fidelity Life Association, an Illinois-domiciled life insurance company chartered in 1896, and Efinancial, LLC, a call center-based insurance agency. Fidelity Life distributes life insurance products through Efinancial and other unaffiliated agents and is licensed in the District of Columbia and every state except New York and Wyoming. A.M. Best has assigned an “A-” (Excellent) rating to Fidelity Life, which is the fourth highest out of fifteen ratings. Fidelity Life is located in Chicago, Illinois.

Efinancial markets life products for Fidelity Life and, as of September 30, 2018, had agency relationships with 21 unaffiliated insurance companies. Efinancial’s primary operations are conducted through employee agents from two call center locations in Bellevue, Washington and Chicago, Illinois, which we refer to as our retail channel, and through independent agents and other marketing organizations, which we refer to as our wholesale channel. In addition to offering Fidelity Life products, Efinancial also sells insurance products of unaffiliated carriers. Efinancial’s principal office is located in Bellevue, Washington.

We believe our ability to unconditionally issue policies either during or within 24 to 48 hours of the initial call differentiates us from our competitors. Leveraging our patented RAPIDecision® sales and underwriting processes, we can sell a life insurance policy to a consumer before medical underwriting is complete. We are able to complete an initial underwriting process for most of our life insurance applicants either during or shortly after the initial call, and if not, within 24 to 48 hours after that initial call. For the year ended December 31, 2017, 88% of our policy applications processed through our RAPIDecision® underwriting process received an underwriting disposition on or shortly after the initial sales call. Approximately one-third of the remaining applications received final underwriting decisions within the next 24 to 48 hours.

Our RAPIDecision®Life product provides coverage at the point of issue that is a blend of all-cause term life insurance for part of the coverage and accidental death insurance for the remainder of the total face amount. If a policyholder completes medical underwriting after the initial sale of the RAPIDecision®Life product, the policy benefits may be improved based on the underwriting results to increase the proportion of all-cause term life insurance coverage, typically with no increase in premium. In some instances, based upon the results of predictive analytic models, the consumer can qualify for the full amount of all-cause coverage without medical testing.

For the nine months ended September 30, 2018 and years ended December 31, 2017 and 2016, we had total consolidated revenue of $[●], $115.9 million and $113.0 million, net life premium revenue of $[●], $82.9 million and $78.1 million, and a net loss of $[●], $8.2 million and $15.3 million, respectively. As of December 31, 2017, we had total assets of $666.4 million and equity of $196.2 million.

Our Approach

Our business model is predicated upon gaining cost effective access to the Middle Market, engaging consumers in our sales process for life insurance with products that have higher placement rates than traditional fully underwritten term life insurance in a call center environment, and issuing those products quickly. We require access to a large quantity of quality sales leads to keep our retail call center agents productive. Currently, we acquire most of our sales leads from third party lead vendors. We supplement that lead flow with leads we generate ourselves. More significantly, we are rapidly increasing our affinity business with non-life insurance partners that provide their customers or prospects as leads, and we market and sell life insurance products to those leads.

We tend to sell policies with lower face amounts, resulting in more affordable options for our customers. Although not the lowest priced, our products are competitive and they represent an attractive consumer value considering the coverage they provide and the relative simplicity of our sales and underwriting processes. Our business model allows us to capture end-to-end data beginning with the acquisition of sales leads through the final disposition of life insurance policies. With this data, we plan to develop and apply predictive analytics to realize efficiencies at various points in the sales process.

Our Competitive Strengths

We believe that we are strategically positioned to take advantage of the following competitive strengths:

•

Middle Market access. The sales contacts made through Efinancial’s call centers are focused on the Middle Market. This stands in contrast to the life insurance industry at large, which tends to market to a more affluent clientele.

•

Multi-channel distribution. We reach Middle Market consumers through multiple distribution channels. Through our retail channel, we engage consumers through Efinancial’s call centers using sales leads that we acquire or generate ourselves, and we leverage our product and sales processes with affinity partners to extend our reach to Middle Market consumers seeking affordable, accessible life insurance. Through our wholesale channel, we offer other carriers’ products through unaffiliated distributors. In addition, Fidelity Life also offers its products through select unaffiliated distributors.

•

Patented products and processes. Our RAPIDecision® Life product features a system-and-method patented process that affords higher and faster placement rates than traditional fully underwritten term life insurance in a call center environment. Through our process, policy placement usually occurs during the initial interaction, which leads to customer satisfaction and improved economics in our call centers. Our efficient process contrasts with much of the industry, where the underwriting process extends well beyond the initial interaction. In addition, our flagship RAPIDecision® Life product uses predictive analytics at certain ages and face amounts to place all-cause coverage products during the initial interaction without a medical examination for qualified customers. The product is priced to be profitable even at lower policy amounts, which allows us to align our offerings with Middle Market consumers’ ability to afford life insurance.

•

End-to-end lead and policy data. As a life insurance company and a direct distributor, we are positioned to gather end-to-end lead and policy data to develop predictive analytical models that can be applied to identify the characteristics of prospects who are more likely to exhibit favorable placement, persistency and mortality experience. We plan to apply this insight to optimize our marketing, sales and underwriting processes and product development.

Our Growth Strategies

We intend to use our competitive strengths to grow our business through the following strategies:

•

Capitalize on the unmet need for life insurance in our target market. We believe we are well positioned to meet demand where there is currently a substantial unmet need for life insurance in the Middle Market. Using our quick-issue products together with our distribution platform, we plan to increase sales to Middle Market consumers by providing a convenient experience to purchase life insurance at an affordable price.

•

Use predictive analytics to generate more productive sales leads. By converting data we generate through our distribution platform into actionable insight using statistical analysis, we will seek to be more efficient in our acquisition and use of leads, improving our call center placement ratios and overall profitability.

•

Enhance and extend affinity partnerships. We plan to continue and selectively deepen our existing affinity partnerships and develop new and complementary affinity relationships and partnerships. We expect this will expand and diversify our sources of quality leads.

•

Expand call center operations and improve efficiency. To drive sustainable premium and Efinancial commission growth, we plan to expand our Efinancial call center operations by hiring additional agents. In addition, we evaluate our product offerings and product providers in order to examine whether we are addressing the needs and preferences of the Middle Market.

•	Explore alternative means of distribution. We are currently exploring distribution alternatives beyond our call center and independent distributors, including digital and on-line sales.

Business Segments

We manage our business through three segments:

•

Agency. Our agency segment operates through Efinancial. Efinancial sells insurance products through its call center distribution platform and through its independent agents and other marketing organizations.

•

Insurance. Our insurance segment operates through Fidelity Life. Fidelity Life engages in the principal business lines of core life, non-core life, closed block, and annuities and assumed life. In its core life and non-core life business lines, Fidelity Life offers primarily term life insurance products, and to a lesser extent accidental death and final expense products. We currently do not offer annuity contracts, separate account variable products or universal life products.

•

Corporate. Our corporate segment consists primarily of a small amount of capital required to be maintained for regulatory purposes, and also includes certain expenses considered to be corporate and not allocated to our agency or insurance segments.

Agency Segment

Overview

The agency segment consists of the operations of Efinancial. Efinancial is a call center-based insurance agency that markets life insurance for Fidelity Life and unaffiliated insurance companies. Efinancial’s primary operations are conducted through employee agents from two call center locations, which we refer to as our retail channel. In addition, Efinancial operates as a wholesale agency, assisting independent agents that seek to produce business for the carriers that Efinancial represents, which we refer to as our wholesale channel.

The agency segment’s main source of revenue is commissions earned on the sale of insurance policies sold through our retail channel. Efinancial’s employee agents utilize insurance sales leads to contact potential customers and then work with the customers to complete the sales process, which can occur during the initial contact or within 24 to 48 hours for non-medically underwritten policies. In our wholesale channel, in consideration for using our carrier contracts, access to leads and case management services, we receive a portion of the commission earned by the independent agent from the carrier. Efinancial also generates data and click-through revenue through its eCoverage web presence, and through the resale of leads that are not well suited for our call center.

Agents

Our agents in the agency segment are either employed by Efinancial or are independent agents who sell through our wholesale distribution channel.

Our Employee Agents

Efinancial operates primarily through two retail call center locations. One retail call center is located at the Efinancial corporate office in Bellevue, Washington, and the other retail call center is located at our office in Chicago, Illinois.

In each of our retail call center facilities, our employee agents, or call center insurance agents, conduct outbound telephone sales using insurance sales leads obtained from sales leads vendors or generated by our own marketing efforts or through our affinity partner relationships. To a much lesser extent, the call center insurance agents also handle inbound telephone and web-based inquiries directly from consumers. Our patented ALISS® platform provides a structured environment in which our call center insurance agents are able to efficiently handle both in-bound and out-bound sales traffic.

Efinancial is reliant on a capable and well-trained sales force of insurance agents to effectively operate its call centers. It is therefore important for Efinancial’s business to attract, retain and develop its call center insurance agents. Efinancial primarily recruits individuals with little or no prior experience in the insurance industry. We seek to develop a career path for our recruits by providing a comprehensive training program designed to assist new recruits in becoming licensed agents and achieving success with call center marketing. In a process that typically takes between six to eighteen weeks, a new hire will receive training, learn to develop leads and work towards receiving the required insurance sales licenses. Following licensure and promotion to retail call center agent, a new agent is placed on the sales floor, where monitoring and coaching continue. As an agent develops sales experience, the level of supervision of that agent decreases and the agent is able to handle more sophisticated sales opportunities.

As of December 31, 2017, Efinancial had 95 call center insurance agents in Bellevue and 96 call center insurance agents in Chicago. For the years ended December 31, 2017 and December 31, 2016, Efinancial’s retail call centers generated a total of $30.9 million and $32.6 million, respectively, in commission revenues, of which $25.0 million and $23.5 million respectively were generated from sales of Fidelity Life products.

Our Independent Agents

Efinancial has developed capabilities that allow us to expand sales operations beyond the call center insurance agents traditionally associated with a direct sales operation. Efinancial also operates as a wholesale agency and recruits independent agents to market insurance products using Efinancial’s platform. Through our wholesale channel, we subcontract with our independent agents to sell through Efinancial’s contracts with its insurance carriers. Efinancial offers services to these independent agents, including access to our ALISS® technology, marketing platform, case management services, insurance sales leads and sales education. Efinancial earns a portion of the commission revenue on independent agent sales. For the years ended December 31, 2017 and December 31, 2016, Efinancial generated $3.9 million and $2.7 million, respectively, in revenue from our affiliation with our independent agents.

Our Partners

We partner with unaffiliated insurance carriers to market their products through our agency distribution platform. We also have marketing relationships with third party businesses and member organizations, which we call our affinity partners, under which Efinancial provides their customers and members with access to the insurance products we market, either under their brand or Efinancial’s brand.

Other Insurance Carriers.

Our agency segment also generates revenue from the sales of insurance products issued by unaffiliated companies, or carriers. We typically enter into contractual agency relationships with carriers that are non-exclusive and terminable on short notice by either party for any reason. As of September 30, 2018, Efinancial had agency contracts with 22 life insurance carriers, including Fidelity Life. Efinancial’s retail call center agents help consumers select among these carriers based on that consumer’s needs, insurance product features, cost and other factors. The mix of insurance carrier sales will vary over time based on client preferences, carrier strategies, availability of new product features, premium cost, commissions paid, carrier placement rates, and ease of doing business.

For the years ended December 31, 2017 and December 31, 2016, Efinancial generated $10.3 million and $11.9 million, respectively, in total commission revenue from agency contracts with unaffiliated life insurance carriers. By comparison, for the years ended December 31, 2017 and December 31, 2016, Efinancial generated $25.0 million and $23.5 million, respectively, in total commission revenue from Fidelity Life.

The following tables show our total earned commissions for our retail and wholesale channels:

Retail Channel:

	Year Ended December 31,	Year Ended December 31,
	2017	2016
	(dollars in thousands)
Carrier
Fidelity Life Association	$23,161	$23,442
All other Carriers	7,799	9,106

Total Earned Commissions	$30,960	$32,528

Wholesale Channel:

	Year Ended December 31,	Year Ended December 31,
	2017	2016
	(dollars in thousands)
Carrier
Fidelity Life Association	$122	$433
All other Carriers	4,361	2,827

Total Earned Commissions	4,483	3,260
Wholesale Commission Expense	647	561

Earned Wholesale Commissions	$3,836	$2,699

Affinity Partners.

In a typical affinity partner arrangement, Efinancial will market our range of insurance products to the affinity partner’s customers or prospects under Efinancial’s brand or our affinity partner’s brand. Affinity partner relationships offer an attractive source for insurance sales leads and increase our revenues. Given the existing relationship between an affinity partner and its prospects or customers, we believe that the sales leads generated by our affinity partners are of a high quality relative to sales leads purchased from a third party. We expect affinity partner relationships to continue to be a valuable source of future growth. Currently, nearly all of our affinity business is derived from a single affinity partner.

Our Technology Platform

ALISS®

Our patented Automated Life Insurance Sales System, or ALISS®, is our proprietary software used to operate our retail call centers. ALISS® is made up of several functional modules including lead management, call scripting, quoting, insurance policy applications, product information and consumer relationship management. ALISS® was integrated with a third party telephony system to prioritize and distribute calls to sales personnel. This technology solution has logic that makes allocations to specific call center insurance agents based on factors such as availability, complexity of sales leads, state licensing requirements, source of the sales lead and other factors, in an effort to enhance the productivity and effectiveness of our retail call centers.

We also make ALISS® available to our independent agents that use the software as a service remotely from their locations. We believe that ALISS® provides a comprehensive package of operational features that help our distributors increase their productivity and grow their businesses. We continue to invest in updates and efficiencies to this program.

Consumer Technologies

Efinancial has several web portals for consumers to shop for insurance, including efinancial.com, termfinder.com and ecoverage.com. These web portals offer consumers easy-to-use tools, such as online price quoting and information (in the form of articles and blogs) designed to help consumers better understand the life insurance market. These websites also provide consumers with the ability to initiate the sales process online. We also offer affinity partners the opportunity to create branded, customized versions of our portal interface to their own customers.

Marketing

Efinancial’s business relies heavily on the use of insurance sales leads. Our sales leads are records of personal and contact information of potential purchasers of life insurance. We analyze these sales leads to enable our agents to make contact with consumers that we believe are more likely than the general population to purchase life insurance products.

Efinancial uses a combination of marketing methods to obtain insurance sales leads to support its operations. Efinancial acquires a significant portion of its sales leads from third party vendors specializing in insurance sales leads. Additionally, Efinancial generates leads through its websites (including efinancial.com, termfinder.com, and ecoverage.com) and through affinity partners whose customers and prospects are interested in life insurance. We evaluate the profitability of sales leads by analyzing their cost and productivity based on the sales resulting from these sales leads. We use this information to seek to optimize the productivity and cost efficiency of leads we acquire.

As a result of our business model, Efinancial’s marketing expenses are a significant part of our total cost of doing business. To reduce our customer acquisition costs, we contract with third party marketers who contact consumers, some of whom will click through to one of eCoverage’s landing pages. In addition to becoming an Efinancial lead, the consumer may also “click” on an ad to receive a quote from a third-party carrier. If the consumer clicks on an insurance option sponsored by another company, we generate revenue from that click. We are also able to generate data revenue through the sale of information regarding leads sourced through the eCoverage landing pages. For the year ended December 31, 2017, we generated $3.7 million from data and click-through revenues. Additionally, we seek to sell a policy to that lead through our call center.

For a description of the marketing of policies written by Fidelity Life, see “Business—Insurance Segment—Distribution.”

Competition

Efinancial competes for access to talented sales representatives and for quality sales prospects, or leads. Much of the competition for talent involves agent recruitment. Efinancial’s competitors include SelectQuote, AIG Direct, and Health I.Q., among others. Certain of our competitors in the direct distribution call center industry have been in business longer than Efinancial and are more established and have greater resources to hire insurance agents and develop new technologies. Also, agents choose to work through agencies based on a number of factors including marketing service and support, technology tools, the insurance company that the agency represents, sales commission structure, and the number and quality of sales leads. However, Efinancial believes that its innovative sales processes and the Fidelity Life quick-issue products it sells, combined with our ability to customize our product offering based on a customer’s ability to pay through our distribution platform, position Efinancial to successfully compete and continue to grow in the Middle Market.

Insurance Segment

Overview

Fidelity Life was chartered in 1896 and operated independently until the 1950s, when it became affiliated with several stock life insurance companies that managed its operations and controlled its strategies pursuant to a management services agreement. In 2003, the independent members of the board of directors undertook a review of the longstanding management relationship and future plans for operation of Fidelity Life. During 2005, the prior long-term management contract and all affiliations were terminated and a reconstituted board of directors and a new management team were selected. Since then, Fidelity Life has again operated independently.

Fidelity Life engages in the following business lines:

Core Life. Our core life insurance business is the primary business of the insurance segment. Core life represents a significant portion of the insurance business written by Fidelity Life since it resumed independent operations in 2005. Our core life business consists of in-force policies that are considered to be of high strategic importance to Fidelity Life. See “—Core Life.”

Non-Core Life. Our non-core life business consists of: products that are currently being marketed but are not deemed to be of high strategic importance to the Company; in-force policies from product lines introduced since Fidelity Life resumed independent operations in 2005, but were subsequently discontinued; and an older annuity block of business that was not included in the closed block. See “—Non-Core Life.”

Closed Block. Our closed block represents all in-force participating insurance policies of Fidelity Life. The closed block was established in connection with our 2007 reorganization into a mutual holding company structure. See “—Closed Block.”

Annuities and Assumed Life. We have assumed reinsurance commitments with respect to annuity contractholder deposits and a block of life insurance contracts that were ceded by former affiliates of Fidelity Life. The annuity deposits were ceded to Fidelity Life through two contracts entered into in the early 1990s. These annuity and assumed life deposits are now largely in run-off, with only minor amounts of new deposits each year. There are minimal remaining surrender charges associated with the assumed annuity contracts. See “—Annuities and Assumed Life.”

The following table sets forth the net premium revenues by business line for Fidelity Life’s insurance segment for the years ended 2017 and 2016:

	Years Ended December 31,
	2017	2016
	(dollars in thousands)
Net Revenue
Core Life	$44,358	$38,480
Non-Core Life	31,660	31,655
Closed Block	4,889	6,314
Annuities and Assumed Life	1,966	1,689

Total	$82,873	$78,138

Core Life and Non-Core Life

Our Products

In its core and non-core life insurance business, Fidelity Life offers an array of traditional and innovative insurance products. The principal life insurance products offered by Fidelity Life fall within the “RAPIDecision®” product line. The RAPIDecision® product line includes several term life insurance products. RAPIDecision® products use our “RAPIDecision®” underwriting process, which is a process that does not rely on medical testing as part of the underwriting process, thereby substantially shortening the time required for underwriting and policy issuance. See “—Underwriting and Risk Selection.”

Core Life:

RAPIDecision® Life. Our “RAPIDecision® Life” product was introduced in 2008 and is primarily marketed by Efinancial and select unaffiliated distributors. The RAPIDecision® Life product was specifically designed to address the problem of low product placement in direct distribution for medically underwritten business, stemming in part from the typical length of the life insurance underwriting process. Our RAPIDecision® Life product incorporates the following features:

•

A patented sales process featuring RAPIDecision® underwriting, which allows for the quick issuance of a policy. Under certain circumstances, this will be issued entirely on an all-cause basis. In other circumstances, the issuance will provide a blend of all-cause term life insurance coverage and accidental death benefit coverage;

•

If issued as a blend of all-cause and accidental death benefit coverage, there is an option permitting policyholders to begin a traditional medical underwriting process within the first six months after policy issuance;

•

Depending on the underwriting results, policyholders completing medical underwriting may have the option to reduce or eliminate the accidental death coverage and increase the proportion of the all cause term life insurance coverage under the policy with no increase in premium; and

•

Policyholders not completing medical underwriting (or failing to meet medical underwriting standards) may retain the original coverage blend of term life and accidental death benefit coverage at the existing premium rates.

LifeTime Benefit Term. LifeTime Benefit Term is our patented voluntary worksite product offering. Voluntary worksite policies like LifeTime Benefit Term are provided to employer and other groups for sales to their employees, participants and members. LifeTime Benefit Term insurance offers higher face amounts per premium dollar than universal life and is sold on a group policy basis by offering future paid up coverage additions after the policy has been in force for a certain number of years. LifeTime Benefit Term coverage can be kept by the individual after they leave employment with the group. We have been issued a patent for one variation of the LifeTime Benefit Term product. We largely ceased writing this business directly in 2014 and have entered into a licensing agreement and reinsurance agreement under which we license the product to Combined Insurance Company of America and reinsure 50% of the business written. The licensing agreement provides Combined with an exclusive, non-transferable license to market the LifeTime Benefit Term product. In the event Combined fails to meet certain sales volumes for the product, the license becomes non-exclusive or, in certain circumstances, terminable at the option of Fidelity Life. The license agreement would terminate if Combined were to stop selling the product, exit the worksite market, or if Fidelity Life ceased assuming reinsurance on the product from Combined. Additionally, Combined may terminate the license with 60 days’ notice. Fidelity Life continues to manage the in-force block of LifeTime Benefit Term policies that is largely in run-off, except for a limited amount of business we continue to write where Combined Insurance Company of America is not able to do so directly, which business (except for certain riders) is 80% reinsured by Combined Insurance Company of America.

RAPIDecision® Final Expense. Our RAPIDecision® Final Expense product is targeted toward individuals aged 50-85 and provides permanent whole life coverage for amounts ranging from $5,000 to $35,000. These policies are designed to help in lessening the burden of covering final expenses, such as medical costs, funeral costs, and credit card debt. Like RAPIDecision® Life, RAPIDecision® Final Expense does not require a medical examination, but instead approval is determined based upon answers to various health questions and database results. There is a related graded death benefit Final Expense product for poorer underwriting risks.

Non-Core Life:

Accidental Death Benefit. Fidelity Life offers accidental death benefit insurance as both a policy rider and as stand-alone policy coverage. The accidental death benefit product covers death due to accidental causes as defined in the policy. Accidental death benefit is a quick-issue product with limited underwriting.

RAPIDecision® Senior Life Term and Whole Life. Fidelity Life’s Senior Life Term and Whole Life products are designed for impaired risk individuals in particular age ranges (50 to 70 for term and 50 to 85 for whole life). Senior Life Term and Whole Life products are underwritten utilizing the RAPIDecision® underwriting process and offer graded death benefits over an initial three year period (the full face amount is paid for all causes of death starting in policy year four)

RAPIDecision® Express. RAPIDecision® Express is a quick-issue, non-medically underwritten level term insurance product. It includes typical term lengths of 10, 15 and 20 years, and a maximum face amount of $250,000 that varies by age and is lower at older ages. RAPIDecision® Express includes one risk class each for males, females, smokers and non-smokers, and underwriting approvals are made based upon a simplified application process where the consumer’s answers are verified by database information that is gathered for the approval process.

Distribution

In our insurance segment, we distribute our life insurance products through Efinancial and through independent producers, including direct distributors that market to consumers through call centers and regional and national independent producer groups. Consistent with our strategy, we continue to increase the amount of business produced through Efinancial. For the year ended December 31, 2017, we wrote 75.3% of our new business through Efinancial, compared to 74.0% for the year ended December 31, 2016.

While the trends in annual sales have seen a larger share of premium production from Efinancial, we maintain diversity in our production sources through the continued production through other independent distribution organizations and from assumed premiums. For distribution other than by Efinancial, our strategy is to establish long term relationships with a limited number of independent distribution organizations that extend our reach into our target market and are complementary to Efinancial. These distribution organizations recruit and train the agents that sell for Fidelity Life, among other carriers. As part of our review process for appointing an independent distribution organization we require the organization to have sufficient controls in place to protect Fidelity Life from the risk of adverse-selection that is often present when offering non-medically underwritten products on the same platform as more traditional, fully-underwritten products. We provide product specific sales training to these producers, including supporting technology. For the years ended December 31, 2017 and 2016, the breakdown of sales of annualized premiums for new in-force policies by distribution was as follows:

	Years Ended December 31,
	2017	2016
	(dollars in thousands)
Efinancial	$29,576	$27,779
Worksite Producers(1)
Direct	471	365
Assumed	7,584	6,602
Independent Sales Distributors	1,650	2,789

Total	$39,281	$37,535

(1)	The Worksite business includes premiums written directly by Fidelity Life, as well as premiums assumed from Combined Insurance. See “Core Life—LifeTime Benefit Term.”

Underwriting and Risk Selection

We have developed the RAPIDecision® underwriting process to support the quick issuance of our RAPIDecision® products. The first step in our RAPIDecision® underwriting process is for a consumer to complete a coverage application. We verify the medical history and conditions disclosed in the application using automated web-based links to reporting and statistical agencies and a data base service with pharmaceutical records. The underwriting decision is made based on this information. The RAPIDecision® underwriting process is supported by our proprietary technology platforms that allow us to obtain an underwriting decision during or shortly after the initial call, and if not, 24 to 48 hours after that initial call. These technology platforms are our Rapid Application, or Rapid App, and Fidelity Life Association Sales Handler, or FLASH, systems.

Consistent with our business strategy and our view of the needs of our customers, we do not perform medical underwriting in the traditional way prior to the issuance of a policy. Typically in our industry, the life insurance underwriting process takes place prior to policy issuance and involves a paramedical examination, blood and urine testing and other tests designed to assess the underwriting risk and the lowest premium appropriate for the level of risk involved. Such traditional underwriting delays policy issuance after an application is submitted by several weeks. This delay makes it difficult to achieve acceptable placement ratios in call center sales, leading to lost sales and unrecovered costs. In contrast, our primary underwriting process is designed to support the quick issuance of policies. We therefore do not typically require an initial paramedical exam. By not requiring this exam or postponing it until after policy issuance, we are able to issue coverage far more quickly, although without access to up front medical data that is standard in industry underwriting practices. This means that our insurance products generally are issued at lower face amounts and a relatively higher price per dollar of coverage as compared to medically underwritten products. If medical underwriting is completed after the initial sale of a RAPIDecision® Life policy, the policy benefits may be improved based on the underwriting results to increase the proportion of all-cause term life insurance coverage, typically with no increase in premium.

Fidelity Life employs a small staff of full-time employee underwriters. Most of the underwriting of individual policies is performed on an outsourced basis, primarily using three contract underwriting firms. Given the quick-issue nature of many of Fidelity Life’s products, it is important to our business to be able to access underwriting services on an as-needed basis. Using outsourced contract underwriters gives Fidelity Life the flexibility to meet this need.

In our typical underwriting process, Fidelity Life’s contract underwriters access the information on a potential customer, what we refer to as a case, through a web-based interface and approve or decline the individual case based on Fidelity Life’s underwriting rules. If necessary, a member of our contract underwriting team can be joined to an initial phone call with a potential customer. While our in-house underwriting team does engage in certain case underwriting activities, the team’s primary function is to manage and supervise the contract underwriters. Our in-house underwriting team oversees our contract underwriters to review their compliance with our underwriting standards.

Product Pricing

We regularly review claim results for each of our products, comparing actual experience to the assumptions used to design and price the products. The review process is performed by our actuarial and finance teams with assistance from the underwriting and operations team, product development team and marketing. Variances in our expectations for particular products are examined for implications on product performance and used to evaluate product prices and underwriting assumptions. Product experience is also reviewed by our reinsurance partners.

Key elements of our product pricing include assumptions regarding future mortality (amount and timing of future benefit payments), persistency experience (number and timing of policyholder discontinuations or coverage lapses) and investment returns (interest we will earn on investment of available cash and reserves).

Outsourced Functions

Fidelity Life contracts with third party service providers to provide, or assist with, a number of key functions that are traditionally performed in-house in the life insurance industry. These functions include insurance policy administration, underwriting, investment portfolio management, internal audit, filing of insurance policy forms with state regulatory agencies and income tax return preparation. In addition, Fidelity Life uses third parties to provide in-force policy administration, and reinsurance contract administration. This model was adopted to reduce the fixed cost investment in our insurance segment, provide operating flexibility and allow access to specialized skills as needed. In doing so, we believe we can contract with partners that possess a wide range of experience and with established capabilities that would be costly and time consuming for us to develop internally.

Competition

Competition in the life insurance industry is based on many factors. These factors include the perceived financial strength of the insurer, premiums charged, policy terms and conditions, services provided, reputation, financial ratings assigned by independent rating agencies and the experience of the insurer in the line of insurance to be written. In addition, there are many competitors that participate in the non-medically underwritten segment of the life insurance industry. As new competitors enter the non-medically underwritten market using predictive analytics, they may price aggressively to capture market share.

Fidelity Life’s competition includes many companies that are larger and which have significantly more resources at their disposal. While lacking the scale and market presence of many of its principal competitors, Fidelity Life does have certain attributes we believe to be competitive advantages in a crowded market place. These include innovative products, proprietary technology and controlled distribution in Efinancial. These advantages allow us to be more flexible in adapting to product and sales process opportunities than our more established competitors. We also believe that our innovative products and processes provide a point of differentiation that appeals to consumers.

Fidelity Life also competes by placing a majority of its policies through Efinancial. While this distribution channel provides access to our target Middle Market, we are aware that some Middle Market consumers prefer to purchase life insurance through alternative methods. We have developed an internet-based direct sales platform that permits customers to complete the purchase of a Fidelity Life insurance policy completely over the internet. Several of our competitors have also begun to implement online and digital distribution platforms. We believe that through the implementation of the Fidelity Life internet-based direct sales platform we will be able to extend our reach into our target Middle Market.

IT Applications

Fidelity Life’s business, including the marketing, sales and administration of its insurance products, relies on its technology infrastructure. Our technology infrastructure incorporates both proprietary and commercially available elements, including the following:

•

Rapid App. Fidelity Life has developed an application processing system that allows an agent to gather the information necessary to complete an application for insurance and obtain an underwriting decision while on the telephone with an applicant. Using this system, a majority of all underwriting decisions are made within 48 hours and certain underwriting decisions can be made during the initial phone call with the consumer. Our Rapid App system is primarily designed to be used by insurance agents in our retail call centers so that the agents can obtain the underwriting information necessary to complete the underwriting process while on the phone with the customer. This streamlines the application process, increasing efficiency and lowering costs. The completed application and all associated forms are provided to the applicant through a secure web portal, where the applicant can review and sign the application electronically. Once the application is signed, we gather data on the applicant from our third party information providers. This information is screened for potential underwriting concerns. Signed applications and all relevant information are made immediately available to an underwriter, who can make a decision while the applicant is still on the phone with our insurance agent. Rapid App allows our insurance agents to complete the sale in a single phone call for our accidental death and guaranteed issue products.

•

Fidelity Life Association Sales Handler (FLASH). Fidelity Life has developed FLASH as a successor to Rapid App. FLASH is a modular technology platform that interfaces with our other key systems including ALISS®, our third party data and service providers, and our reinsurer’s automated underwriting engine. Like Rapid App, FLASH allows an agent to collect the information necessary to complete an application for insurance and obtain an underwriting decision while on the telephone with an applicant. In addition, FLASH is the technology platform that will power our direct to consumer digital sales efforts.

•

Realtime. Fidelity Life’s new business process uses a system we call Realtime. Realtime is a web-based system developed by a third party but now maintained and administered by Fidelity Life. The Realtime system catalogues all of the data gathered in the sales process and relevant to the insurance application process. The Realtime platform permits Fidelity Life employees to electronically access information used for underwriting maintained by third party database providers.

•

Other. Fidelity Life uses several other software applications for administration and operational purposes. Typically, these are obtained from third party vendors. For example, we use commercially available software applications for all of Fidelity Life’s financial reporting and control functions.

Reinsurance

Fidelity Life uses reinsurance arrangements with multiple reinsurance carriers to limit our claims risk under our insurance contracts and to mitigate the impact of the insurance policies we issue on our statutory policyholder surplus. Our retention limit is $300,000 on each insured life for all policies. On the products that we currently issue where we have reinsurance, our reinsurance is on a first-dollar quota-share basis. Additionally, our reinsurance arrangements provide Fidelity Life with access to underwriting technology and risk management expertise from our reinsurance partners.

We evaluate our reinsurance needs, including the appropriate amount and structure of particular reinsurance arrangements, based on a number of factors, including the expertise of particular reinsurance carriers (and their technology platforms) required to support our various life insurance products, the estimated variability of claims experience, the estimated future impact of new business written on our statutory reserves and the costs of reinsurance.

Our current reinsurance arrangements open for new business, other than business written and reinsured to Combined, are with Hannover Life Reassurance Company and Swiss Re Life & Health America, Inc. The following is a brief summary of the reinsurance agreements relating to these arrangements:

Hannover Life Reassurance Company. Under our agreements with Hannover Life, we cede claims liability under certain of our term life policies in the core life business to Hannover Life on a coinsurance basis. Depending upon the face amount of the product reinsured and subject to a $300,000 limit, we cede 50% or more of the claims liability to Hannover Life. Reinsurance premiums are determined according to the amount reinsured with Hannover Life per policy. These agreements do not have a fixed term. Either party may terminate the agreements with respect to future business with 90 days written notice to the other party.

Swiss Re. Life & Health America, Inc.—ADB. Under our agreement with Swiss Re, we cede to Swiss Re 50% of our claims liability, subject to certain per life limits, under our accidental death benefit policies and riders on a coinsurance basis. Reinsurance premiums are determined according to the amount reinsured with Swiss Re per policy or rider. Swiss Re has the right to modify the reinsurance premium rates upon 90 days written notice to us. If we do not accept such modified reinsurance premium rates and we are unable to agree upon a revised rate structure within 60 days of Swiss Re’s original notice, then the reinsurance premium rates then in effect continue unchanged. However, Swiss Re may, upon 30 days written notice to us, terminate the reinsurance on any policy or rider for which we have not accepted Swiss Re’s modified reinsurance premium rate. This agreement does not have a fixed term. Either party may terminate the agreement with respect to future business with 90 days written notice to the other party.

Swiss Re. Life & Health America, Inc.—Final Expense. Under a separate agreement with Swiss Re, we cede to Swiss Re on a coinsurance basis 80% of our claims liability, subject to certain per life limits, under our final expense and graded benefit policies and riders. This agreement does not have a fixed term. Either party may terminate the agreement with respect to future business with 60 days written notice to the other party.

In 2013, Fidelity Life entered into a reserve financing reinsurance arrangement with Hannover Life Reassurance Company of America (Hannover Life) designed to enhance its ability to continue to grow Fidelity Life’s core life insurance business. This agreement was then amended and restated as of July 1, 2016. The structure of the agreement, which was effective July 1, 2013, involves a combination coinsurance with funds withheld, and yearly renewable term reinsurance covering most of the Company’s non-participating in-force life insurance business with issue dates on or before December 31, 2015. Any amounts ceded under the Hannover Life reserve financing agreement are net of any existing reinsurance and exclude all policy riders. The agreement is indefinite in length, but allows Fidelity Life to fully recapture the ceded business for approximately one year beginning on or after December 31, 2026. The agreement also provides for the payment of experience refunds, if any, to Fidelity Life with respect to the ceded business through December 31, 2026.

Even though we reinsure certain of our liabilities to third party reinsurance carriers, Fidelity Life remains directly liable to policyholders for the benefit payments associated with these policies. Our reinsurance carriers have a contractual relationship with Fidelity Life to reimburse us for policy claims, but are not under any contractual obligation to our policyholders. Because Fidelity Life remains directly liable to policyholders for the full amount of the death benefits payable under its policies, Fidelity Life bears credit risk relating to its reinsurers under its reinsurance contracts. As a result, Fidelity Life will only enter into a reinsurance agreement with reinsurers that have stable operating performance, including a minimum A.M. Best financial strength rating of “A-” (Excellent).

We had reinsurance recoverables of $143.9 million as of December 31, 2017. The following table sets forth our five largest reinsurers based on reinsurance recoverables as of December 31, 2017, and the A.M. Best ratings of those reinsurers as of that date:

	As of December 31, 2017
	2017 A.M. Best’s Rating	Ceded Future Policy Benefits	Claims and Other Amounts Recoverable	Total Reinsurance Recoverables
	(in thousands)
Reinsurer
Hannover Life Reassurance Co.	A+	$46,437	$8,088	$54,525
Swiss Re Life & Health America Inc.	A+	14,680	10,589	25,269
Combined Insurance Company of America	A+	10,376	773	11,149
Transamerica Life Insurance Company	A+	6,529	1,232	7,761
American United LIC (c/o GE Corp)	A+	6,601	1,198	7,799
Other (10 Reinsurers)		32,300	5,112	37,412

		$116,923	$26,992	$143,915

Core Life. The overall relationship of ceded premium to direct premiums has trended lower over the past few years due to the mix of business. For the core life business line, the amount of death benefit reinsured by Fidelity Life varies by insurance product, with some products having no reinsurance and others where 50% or 70% of the death benefit is reinsured, all of which is subject to the $300,000 limit. For the closed block and the annuities and assumed life business lines, the percent of death benefit reinsured is higher than for the insurance products currently being sold in the life line of business. The following table shows the different relationship of reinsurance premiums ceded to total direct and assumed premiums for each of these business lines for the year ended December 31, 2017:

	Core Life	Non-Core Life	Closed Block	Annuities and Assumed Life	Total
	(dollars in thousands)
Ratios:
Direct + Assumed Premium	$76,535	$59,850	$20,802	$4,668	$161,855
Ceded Premium	32,178	28,190	15,913	2,701	78,982
Ceded % of Total Direct + Assumed Premium	42.0%	47.1%	76.5%	57.9%	48.8%

The year-to-year comparison of the ceded to direct and assumed premiums shows the total Fidelity Life percentage declining as the percentage of the core life business line grows as a percent of the total business in-force.

Non-Core Life. Non-core life follows the same reinsurance guidelines and procedures as core life as discussed above.

Closed Block. In October 2006, Fidelity Life established a closed block consisting of all of the outstanding participating policies issued or assumed by Fidelity Life. We call this arrangement the Closed Block. We operate the Closed Block in accordance with a Closed Block memorandum that we entered into in connection with our 2007 reorganization as a mutual holding company. The purpose of the closed block is to provide reasonable assurance to the participating policyholders that sufficient assets will be available to provide for the continuation of policy benefits and experience-based dividends for these participating policies. Most of the participating policies in the closed block were sold on the basis of “no dividends expected” and, accordingly, such policies have never received an experience-based dividend. The establishment of the Closed Block was not intended to provide dividends on policies for which no dividends are expected, although dividends on these policies will be paid if experience ultimately warrants. The payment of any dividends is not guaranteed based on the results of a specific block or group of participating policies. The declaration of any dividend is subject to the discretion of the board of directors of Fidelity Life, and dividends are not payable until declared. No new dividend-paying or participating policies have been issued by Fidelity Life since our reorganization in 2007.

The Closed Block was funded on October 1, 2006 with cash flow producing assets that together with anticipated revenues from the closed block policies are expected to be sufficient to support the closed block, including payment of claims, expenses, and taxes and to provide for continuation of dividends, to the extent applicable, for the life of the policies. If the future experience is such that the assets of the closed block are not sufficient to pay the benefits guaranteed under the policies, then Fidelity Life would be required to make such payments from its general funds.

Annuities and Assumed Life

Fidelity Life reinsures products issued by other companies under four reinsurance arrangements, two of which are not open to new insurance policies but still cover the existing in-force business that was assumed prior to 1993. Under two contracts with Zurich American Life Insurance Company, Fidelity Life assumed the liability for the contractual benefits under a group of annuity contracts written through 1993. Under a contract with Protective Life Insurance Company, the successor company of a former affiliate, Fidelity Life assumed a portion of the risk on a group of life insurance contracts primarily written in the 1980s and early 1990s.

Fidelity has an active reinsurance agreement with Hannover Life Reassurance (Ireland) Ltd. under which Fidelity Life assumes a portion of risks on certain life contracts originally issued by Fidelity Life and ceded to Hannover Life Reassurance Company of America. In addition, we license our LifeTime Benefit Term product to Combined Insurance Company of America and reinsure 50% of the business written by Combined on that product.

The following table sets forth Fidelity Life’s assumed reinsurance liabilities as of December 31, 2017:

	As of December 31, 2017
	Future Policy Benefits	Contract Holder Account Balances	Other Policyholder Liabilities	Total Assumed Liabilities
	(dollars in thousands)
Hannover Life Reinsurance (Ireland) Ltd.	$(1,178)	$—	$34	$(1,144)
Protective Life Insurance Company	7,749	—	474	8,223
Zurich American Life Insurance Company	—	88,724	—	88,724
Combined Insurance Company of America	11,685	—	951	12,637

	$18,256	$88,724	$1,459	$108,440

A.M. Best Rating

Fidelity Life is rated by A.M. Best, an independent rating agency that specializes in ratings for the insurance industry. A.M. Best annually issues a financial strength rating for the great majority of insurance companies doing business in the U.S. The financial strength rating is an independent opinion of an insurer’s financial strength and its ability to meet its ongoing insurance policy obligations. A.M. Best’s financial strength rating is based on a comprehensive quantitative and qualitative evaluation of an insurer’s balance sheet strength, operating performance and business profile. A.M. Best has assigned Fidelity Life a financial strength rating of “A-” (Excellent), which is the fourth highest rating category for A.M. Best. A.M. Best affirmed Fidelity Life’s rating on July 26, 2018. A.M. Best’s financial strength rating is not a recommendation to purchase, hold, or terminate any insurance policy or contract or any other financial obligation issued by an insurer, nor does it address the suitability of any particular policy or contract for a specific purpose or purchaser. In addition, A.M. Best’s financial strength rating does not address the risks or the advisability of any investment in our common stock.

Corporate Segment

The results of this segment consist of nominal net investment income and nominal realized investment gains (losses) earned on nominal invested assets. We also include certain corporate expenses that are not allocated to our other segments, including expenses of Vericity, corporate liability insurance premiums, board expenses, allocation of executive management time spent on corporate matters, and financial reporting and auditing costs related to our consolidation and internal controls. Our corporate segment recognizes income (loss) to the extent that investment income and realized investment gains exceed (are less than) corporate expenses.

Intellectual Property

Vericity and its subsidiaries rely on our proprietary intellectual property to conduct our business. We believe that it is easy for participants in the insurance industry to attempt to copy product and process ideas of other participants. We therefore intend to protect to the fullest extent permitted by law our intellectual property rights in the unique products and sales processes we have developed. We believe that protecting our intellectual property rights and obtaining protection for future innovations will help us to achieve better results over time.

Efinancial currently has trade name protection for certain of its key internet domains, including efinancial.com, termfinder.com, ecoverage.com, and netcoverage.com. Efinancial has also been granted two U.S. patents covering aspects of the ALISS® system.

We have been granted four U.S. patents related to the RAPIDecision® Life product and its supporting sales and underwriting technology and processes and a separate patent directed to the LifeTime Benefit Term product. We continue to seek additional patent coverage for different aspects of the RAPIDecision® Life product. See “Risk Factors—Risks Relating to Our Business—We may be unable to adequately protect our intellectual property rights or avoid infringing the intellectual property rights of third parties, and the intellectual property rights we have may not be a meaningful barrier to competition.”

Information Technology

Fidelity Life maintains an in-house information technology staff. Fidelity Life’s in-house personnel are supplemented by independent consultants, as needed, for programming, development and other technology-based efforts. Fidelity Life’s Realtime system is hosted at a data center in Chicago, Illinois. Other Fidelity Life production applications run at the SunGard data center in Woodridge, Illinois. The SunGard data facility is connected to our two office locations though high speed dedicated data links. We believe SunGard has sufficient capability to back up our production internet connectivity. Incremental file back-ups are performed daily and moved to a secure offsite facility. Should the need arise, we have a duplicate of the Realtime environment configured in our SunGard data center. Fidelity Life does not have a full business continuity plan but has put in place various programs that will increase our agility in responding to a disaster. In the event of a disaster at the SunGard facility, our mission critical operational systems can be brought up at our data center in our Chicago office.

Efinancial also maintains an in-house information technology staff. The Efinancial technology team is responsible for the development and maintenance of Efinancial’s applications and provides assistance to our internal and external customers. We use outside contractors in limited cases to provide additional programming and development expertise.

Efinancial uses TierPoint, located in Seattle, as its offsite data facility, housing all of its production servers that host outside facing applications (including ALISS® and Efinancial.com) and its main business database. The Bellevue office data center houses telephony servers, file server and domain controller servers. The Bellevue office is connected via high speed connection to both TierPoint as well as our call center in Chicago.

Information backups are automatically performed nightly and weekly. Efinancial’s Bellevue office backups are stored on a high performance and capacity platform, then duplicated to Tierpoint. In reverse, Tierpoint files are backed up and duplicated to the Bellevue office. Our disaster recovery plans were revised to account for changes in business function and technology in 2017.

Investments

We had total cash and investment assets of $404.8 million as of December 31, 2017. All invested assets are managed pursuant to an investment plan developed by our executive management team and approved by and reviewed annually with the investment committee of our board of directors. All changes to the investment plan are approved by the investment committee.

We have contracted with a third party investment advisory firm to provide portfolio management and consulting services to assist our chief financial officer with the oversight of various portfolios and investment managers that manage portions of our investment portfolio. We utilize multiple investment managers to leverage specialized expertise in specific asset classes. Each investment manager operates under agreed-upon guidelines that are specifically designed for the investment manager’s segment of the overall portfolio. Our investment advisor meets periodically, but not less frequently than quarterly, with the investment committee of our board of directors to review portfolio results, portfolio managers and discuss portfolio strategies.

Our investment strategy is to diversify among asset classes and individual issuers to achieve appropriate matching of assets with insurance liabilities, sufficient liquidity and predictability of income. The composition of our investment portfolio supporting our insurance segment is primarily investment grade fixed income investments and is managed with primary emphasis on current earnings. The closed block assets are segregated in a separate portfolio and are managed in accordance with the closed block memorandum.

Enterprise Risk Management

The review and assessment of enterprise risks is the responsibility of the Vericity executive management team with oversight provided by the board of directors through its audit committee. We have established risk management policies and procedures throughout our organization. To supervise the implementation of these risk management policies and procedures, we have engaged outside consultants on this topic and have established a risk management committee that consists of members of our senior management team.

In 2015, we launched a multi-phase risk assessment project focused on formalizing our enterprise risk management process covering Efinancial, Fidelity Life, their respective subsidiaries and operations and all corporate activities. Project goals include defining key risks and risk events, establishing corporate risk tolerances and documenting the accountability for the risk management processes. Work is in process to formalize and in some cases develop additional measurements related to enterprise level risks for management and board reporting. The risk assessment project will continue to evolve with the business over the near term and result in the development of more formalized enterprise risk management capabilities.

Legal Proceedings

We are, from time to time, involved in various legal proceedings in the ordinary course of business. While it is not possible to forecast the outcome of such legal proceedings, in light of existing insurance, reinsurance, and established reserves, we believe that there is no individual case pending that is likely to have a material adverse effect on our financial condition or results of operations.

Properties

We operate from two locations that are leased from unaffiliated parties. Vericity and Fidelity Life are headquartered in Chicago, Illinois at 8700 W. Bryn Mawr Avenue, Suite 900S, leasing 39,030 sq. feet. Efinancial is headquartered in Bellevue, Washington at 13810 Southeast Eastgate Way, Suite 300, leasing 31,662 sq. feet. Efinancial has a call center housed in the Chicago office.

Employees

As of December 31, 2017, Fidelity Life has 119 employees and Efinancial has 265 employees. None of our employees are covered by a collective bargaining agreement. We believe that relations with our employees are good.

Regulation

Our businesses are subject to a number of federal and state laws and regulations. These laws and regulations cover Fidelity Life operations as a life insurance company and Efinancial’s insurance agency operations. Our operations are subject to extensive laws and governmental regulations, including administrative determinations, court decisions and similar constraints. The purpose of the laws and regulations affecting our operations is primarily to protect our policyholders and not our stockholders. Many of the laws and regulations to which we are subject are regularly re-examined, and existing or future laws and regulations may become more restrictive or otherwise adversely affect our operations. State insurance laws regulate most aspects of our insurance businesses, and we are regulated by the insurance departments of the states in which we sell insurance policies. The NAIC assists the various state insurance regulators in the development, review and implementation of a wide range of financial and other regulations over the insurance industry.

Insurance Regulation

Both Fidelity Life and Efinancial are licensed to transact business in all states and jurisdictions in which they conduct an insurance business. Fidelity Life is an Illinois-domiciled life insurance company licensed to transact business in 48 states and the District of Columbia. Fidelity Life is not licensed to transact business in New York or Wyoming. Efinancial is an insurance agency domiciled in the State of Washington and is licensed in all 50 states and the District of Columbia. State insurance laws regulate many aspects of our business. Such regulation is vested primarily in state agencies having broad administrative and in some instances discretionary power dealing with many aspects of our business, which may include, among other things, required reserve liability levels, permitted classes of investments, transactions among affiliates, marketing practices, advertising, privacy, policy forms, reinsurance reserve requirements, acquisitions, mergers, and capital adequacy, and is concerned primarily with the protection of policyholders and other consumers rather than stockholders. We are subject to financial and market conduct examinations by insurance regulators from our domiciliary states and from other states in which we do business.

State laws and regulations governing the financial condition of insurers apply to Fidelity Life, including standards of solvency, risk-based capital requirements, types, quality and concentration of investments, establishment and maintenance of reserves, required methods of accounting, reinsurance and minimum capital and surplus requirements, and the business conduct of insurers, including sales and marketing practices, claim procedures and practices, and policy form content. In addition, state insurance laws require licensing of insurers and their agents. State insurance regulators have the power to grant, suspend and revoke licenses to transact business and to impose substantial fines and other penalties.

Agent Licensing

Efinancial (or its designated representative) is authorized to act as an insurance producer under company licenses or licenses held by its officers in all 50 states and the District of Columbia. In each jurisdiction in which Efinancial transacts business, it is generally subject to regulation regarding licensing, sales and marketing practices, premium collection and safekeeping, and other market conduct practices. Its business depends on the validity of, and continued good standing under, the licenses and approvals pursuant to which it operates, as well as compliance with pertinent regulations. We devote significant effort toward maintaining licenses for Efinancial and managing its operations and practices consistent with the diverse and complex regulatory environment in which we operate.

Fidelity Life sells its insurance products through Efinancial and independent distributors. Efinancial employs insurance agents working in its call centers and also works with independent insurance agents. The states in which insurance agents operate require agents to obtain and maintain licenses to sell insurance products. In order to sell insurance products, the agents must be licensed by their resident state and by any other state in which they do business and must comply with regulations regarding licensing, sales and marketing practices, premium collection and safeguarding, and other market conduct practices. In addition, in most states, Fidelity Life must appoint the agents and agencies that sell our insurance products, and Efinancial and the agents that they work with must be appointed by all carriers for which they sell.

Consistent with various federal and state legal requirements, we monitor our agents that sell for Fidelity Life and Efinancial, and we monitor the agencies with which the independent distributors and independent agents work in order to understand and evaluate the agencies’ training and general supervision programs relevant to regulatory compliance. For Efinancial’s call center agents using telephone sales, we periodically record and monitor the sales calls in order to identify and correct potential regulatory compliance problems.

Financial Review

Fidelity Life is required to file detailed annual and quarterly financial reports with the insurance departments in the states in which we do business, and its business and accounts are subject to examination by such agencies at any time. These examinations generally are conducted under NAIC guidelines. Under the rules of these jurisdictions, insurance companies are examined periodically (generally every three to five years) by one or more of the supervisory agencies on behalf of the states in which they do business.

Market Conduct Regulation

The laws and regulations governing our insurance businesses include numerous provisions governing the marketplace activities of insurers, such as Fidelity Life, and agencies, such as Efinancial, including regulations governing the form and content of disclosures to consumers, advertising, product replacement, sales and underwriting practices, complaint handling, and claims handling. State insurance regulators enforce compliance, in part, through periodic market conduct examinations.

Insurance Holding Company Regulation

All states in which Fidelity Life conducts insurance business have enacted legislation that requires each insurance company in a holding company system to register with the insurance regulatory authority of its state of domicile and to furnish that regulatory authority financial and other information concerning the operations of, and the interrelationships and transactions among, companies within its holding company system that may materially affect the operations, management or financial condition of the insurers within the system. These laws and regulations also regulate transactions between insurance companies and their parents and affiliates. Generally, these laws and regulations require that all transactions within a holding company system between an insurer and its affiliates be fair and reasonable and that the insurer’s statutory surplus following any transaction with an affiliate be both reasonable in relation to its outstanding liabilities and adequate to its financial needs. Statutory surplus is the excess of admitted assets over statutory liabilities. For certain types of agreements and transactions between an insurer and its affiliates, these laws and regulations require prior notification to, and non-disapproval or approval by, the insurance regulatory authority of the insurer’s state of domicile. These laws and regulations also require the holding company system to file an annual report identifying certain risks (“enterprise risks”) that, if not remedied, are likely to have a material adverse effect upon the financial condition of the insurer or its holding company system as a whole.

Dividend Limitations

As a holding company with no significant business operations of its own, Vericity will depend on intercompany dividends or other distributions from its subsidiaries as the principal source of cash to meet its obligations. The ability of Fidelity Life to pay dividends to its corporate parent is limited under Illinois law. Such dividends may only be paid out of earned surplus (excluding unrealized capital gains), and no dividend may be paid that would reduce Fidelity Life’s statutory surplus to less than the amount required to be maintained by Illinois law for the types of business transacted by Fidelity Life. All intercompany dividends must be reported to the Illinois Department of Insurance prior to payment. In addition, Fidelity Life may not pay an “extraordinary” dividend or distribution until 30 days after the Illinois Director of Insurance has received sufficient notice of the intended payment and has not objected or has approved the payment within the 30-day period. An “extraordinary” dividend or distribution is defined under Illinois law as a dividend or distribution that, together with other dividends and distributions made within the preceding 12 months, exceeds the greater of:

•	10% of the insurer’s statutory surplus as of the immediately prior year end; or

•	the statutory basis net income of the insurer for the prior year.

As a result of the payment of dividends in the amount of $7.0 million during 2017, Fidelity Life’s remaining ordinary dividend capacity as of September 30, 2018 is $7.3 million.

Efinancial is not subject to the above dividend restrictions that relate to Fidelity Life.

Change of Control

Illinois law requires advance approval by the Director of Insurance of any direct or indirect change of control of an Illinois-domiciled insurer, such as Fidelity Life. In considering an application to acquire control of an insurer, the Director generally will consider such factors as experience, competence, and the financial strength of the applicant, the integrity of the applicant’s board of directors and officers, the acquirer’s plans for the management and operation of the insurer, and any anti-competitive effects that may result from the acquisition. Under Illinois law, there exists a presumption of “control” when an acquiring party acquires 10% or more of the voting securities of an insurance company or of a company which itself controls an insurance company. Therefore, any person acquiring, directly or indirectly, 10% or more of our common stock would need the prior approval of the Illinois Director of Insurance, or a determination from the Director that “control” has not been acquired. Under Section 59.1(6)(i) of the Illinois Insurance Code, no person or a group of persons acting in concert (other than the standby purchaser), may acquire, directly or indirectly, in this offering or any public offering, more than 5% of the capital stock of Vericity for a period of five years from the effective date of the conversion without the approval of the Illinois Director of Insurance.

In addition, a person seeking to acquire, directly or indirectly, control of an insurance company is required in some states to make filings prior to completing an acquisition if the acquirer and the target insurance company and their affiliates have sufficiently large market shares in particular lines of insurance in those states. Approval of an acquisition may not be required in these states, but the state insurance departments could take action to impose conditions on an acquisition that could delay or prevent its consummation.

The laws of at least one state (Texas) require advance approval by the insurance commissioner of any direct or indirect change of control of a licensed agency, such as Efinancial. If the conversion is deemed to constitute a change of control under Texas law, we will make the appropriate filings in connection therewith.

Policy and Contract Reserve Sufficiency

Fidelity Life is required under Illinois law to conduct annual analyses of the sufficiency of its life insurance and annuity statutory reserves. In addition, other states in which Fidelity Life is licensed may have certain reserve requirements that differ from those of Illinois. In each case, a qualified actuary must submit an opinion each year that states that the aggregate statutory reserves, when considered in light of the assets held with respect to such reserves, make good and sufficient provision for the associated contractual obligations and related expenses of the insurer. If such an opinion cannot be provided, the affected insurer must set up additional reserves by moving funds from surplus. Fidelity Life submitted these opinions without qualification as of December 31, 2017 to applicable insurance regulatory authorities.

Risk-Based Capital (RBC) Requirements

The NAIC has established a standard for assessing the solvency of insurance companies using a formula for determining each insurer’s RBC. The RBC model act provides that life insurance companies must submit an annual RBC report to state regulators reporting their RBC based upon four categories of risk: asset risk, insurance risk, interest rate risk and business risk. For each category, the capital requirement is determined by applying factors to various asset, premium and reserve items, with the factor being higher for those items with greater underlying risk and lower for less risky items. The formula is intended to be used by insurance regulators as an early warning tool to identify possible weakly capitalized companies for purposes of initiating further regulatory action. Companies that do not maintain total adjusted risk-based capital in excess of 200% of the company’s authorized control level risk-based capital may be required to take specific actions at the direction of state insurance regulators. Fidelity Life’s total adjusted capital at December 31, 2017 was well in excess of 200% of its authorized control level. See “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Risk-Based Capital.”

NAIC Ratios

The NAIC is a voluntary association of state insurance commissioners formed to discuss issues and formulate policy with respect to regulation, reporting and accounting of insurance companies. Although the NAIC has no legislative authority and insurance companies are at all times subject to the laws of their respective domiciliary states, and to a lesser extent, other states in which they conduct business, the NAIC is influential in determining the form in which such laws are enacted. Model insurance laws, regulations and guidelines have been promulgated by the NAIC as minimum standards by which state regulatory systems and regulations are measured.

The NAIC also has established a set of 12 financial ratios to assess the financial strength of insurance companies. The key financial ratios of the NAIC’s Insurance Regulatory Information System, or IRIS, which were developed to assist insurance departments in overseeing the financial condition of insurance companies, are reviewed by experienced financial examiners of the NAIC and state insurance departments to select those companies that merit highest priority in the allocation of the regulators’ resources. IRIS identifies these key financial ratios and specifies a range of “unusual values” for each ratio. The NAIC suggests that insurance companies that fall outside the “usual” range in four or more financial ratios are those most likely to require analysis by state regulators. However, according to the NAIC, it may not be unusual for a financially sound company to have several ratios outside the “usual” range. For the year ended December 31, 2017, Fidelity Life was within the “usual” range for all ratios.

Statutory Accounting Principles (SAP)

SAP is a basis of accounting developed by U.S. insurance regulators to monitor and regulate the solvency of insurance companies. In developing SAP, insurance regulators were primarily concerned with evaluating an insurer’s ability to pay all its current and future obligations to policyholders. As a result, statutory accounting focuses on conservatively valuing the assets and liabilities of insurers, generally in accordance with standards specified by the insurer’s domiciliary jurisdiction. Uniform statutory accounting practices are established by the NAIC and generally adopted by regulators in the various U.S. jurisdictions. These accounting principles differ somewhat from GAAP, which are designed to measure a business on a going-concern basis. GAAP gives consideration to matching of revenue and expenses and, as a result, certain insurer expenses are capitalized when incurred and then amortized over the life of the associated policies. The valuation of assets and liabilities under GAAP is based in part upon best estimate assumptions made by the insurer. Stockholders’ equity under GAAP represents both amounts currently available and amounts expected to emerge over the life of the business. As a result, the values for assets, liabilities and equity reflected in financial statements prepared in accordance with GAAP may be different from those reflected in financial statements prepared under SAP.

State insurance laws and regulations require Fidelity Life to file with state insurance departments publicly-available quarterly and annual financial statements, prepared in accordance with statutory guidelines that generally follow NAIC uniform standards. State insurance laws require that the annual statutory financial statements be audited by an independent public accountant and that the audited statements be filed with the insurance departments in states where the insurer transacts business.

State Insurance Guaranty Funds Laws

In most states, there is a requirement that life insurers doing business within the state participate in a guaranty association, which is organized to pay contractual benefits owed pursuant to insurance policies issued by impaired, insolvent or failed insurers. These associations levy assessments, up to prescribed limits, on all member insurers in a particular state on the basis of the proportionate share of the written premium in the state by member insurers in the lines of business in which the impaired, insolvent or failed insurer is engaged. Some states permit member insurers to recover such paid assessments through full or partial premium tax offsets.

Life insurance company insolvencies or failures may result in additional guaranty association assessments against Fidelity Life in the future. At this time, we are not aware of any material liabilities for guaranty fund assessments that apply to Fidelity Life with respect to impaired or insolvent insurers that are currently subject to insolvency proceedings.

Regulation of Investments

Fidelity Life is subject to state laws and regulations that require diversification of its investment portfolios and limit the amount of investments in certain asset categories, such as below-investment grade fixed-income securities, equity real estate, mortgages, other equity investments, foreign investments and derivatives. Failure to comply with these laws and regulations would cause investments exceeding regulatory limitations to be treated as non-admitted assets for purposes of measuring statutory surplus, and, in most instances, require divestiture.

Federal and State Legislative and Regulatory Changes

From time to time, various regulatory and legislative changes have been proposed for the insurance industry. Among the proposals that have in the past been or are at present being considered are the possible introduction of federal regulation in addition to, or in lieu of, the current system of state regulation of insurers and proposals in various state legislatures (some of which proposals have been enacted) to conform portions of their insurance laws and regulations to various model acts adopted by the NAIC. We are unable to predict whether any of these proposed laws and regulations will be adopted, the form in which any such laws and regulations would be adopted or the effect, if any, these developments would have on our business, financial condition and results of operations.

Other Laws and Regulations

USA Patriot Act and Similar Regulations

The USA Patriot Act of 2001, enacted in response to the terrorist attacks on September 11, 2001, contains anti-money laundering and financial transparency laws and mandates the implementation of various regulations applicable to broker-dealers and other financial services companies, including insurance companies. The Patriot Act seeks to promote cooperation among financial institutions, regulators and law enforcement entities in identifying parties that may be involved in terrorism or money laundering. The increased obligations of financial institutions to identify their customers, watch for and report suspicious transactions, respond to requests for information by regulatory authorities and law enforcement agencies, and share information with other financial institutions, require the implementation and maintenance of internal practices, procedures and controls.

Privacy of Consumer Information

U.S. federal and state laws and regulations require financial institutions, including insurance companies, to protect the security and confidentiality of consumer financial information and to notify consumers about their policies and practices relating to their collection and disclosure of consumer information and their policies relating to protecting the security and confidentiality of that information. Similarly, federal and state laws and regulations also govern the disclosure and security of consumer health information. In particular, regulations promulgated by the U.S. Department of Health and Human Services regulate the disclosure and use of protected health information by health insurers and others (including life insurers), the physical and procedural safeguards employed to protect the security of that information and the electronic transmission of such information.

Telephone and Email Solicitation Sales Regulations

The United States Congress, the Federal Communications Commission and various states have promulgated and enacted rules and laws that govern personal privacy, telephone and email solicitations and data privacy. There are numerous state statutes and regulations governing phone and email solicitation activities that apply or may apply to us. For example, some states place restrictions on the methods and timing of telephone solicitation calls and require that certain mandatory disclosures be made during the course of a call. We specifically train our retail call center sales agents to handle calls in an approved manner, and such compliance training is costly and time consuming. Federal and state “Do Not Call” regulations must be followed for us to engage in telephone sales activities. We specifically train our agents and phone representatives to handle calls in an approved manner. In addition, the Federal Trade Commission has promulgated rules in response to the CAN-SPAM Act of 2003 that regulates the use of electronic mail in commercial contexts. This regulation applies to all electronic mail that, the primary purpose of which is the commercial advertisement or promotion of a commercial product or service.

Federal Income Taxation

The U.S. Congress and state and local governments consider from time to time legislation that could increase or change the manner of taxing the products Fidelity Life sells and of calculating the amount of taxes paid by life insurance companies or other corporations, including Fidelity Life. To the extent that any such legislation is enacted in the future, we could be adversely affected.

THE CONVERSION AND OFFERING

General

As a mutual insurance holding company, Members Mutual does not have stockholders. It has members. A member of Members Mutual is the holder of an in-force policy of insurance of Fidelity Life. With respect to in-force group insurance coverage issued by Fidelity Life, the member is the holder of the master insurance policy. In accordance with Illinois law and the articles of incorporation and bylaws of Members Mutual, the members of Members Mutual are entitled to certain membership rights, including the right to elect directors and to approve this conversion. In an insurance company organized as a stock company, policyholders have no governance rights, which reside with stockholders, and instead have only contractual rights under their insurance policies.

Background and Reasons for the Conversion

Members Mutual believes that the state of the life insurance business in the United States currently presents it with the opportunity to extend its reach into its target market and provide affordable, accessible life insurance solutions to this market. With the development of its “RAPIDecision®” product portfolio and distribution processes that permit underwriting to be completed immediately or within 24 to 48 hours after the initial call, Members Mutual has sought to make the sale of life insurance simpler and more efficient. Following its conversion into a mutual holding company structure in 2007, Members Mutual began to explore ways to increase its access to capital in order to pursue increased marketing, acquisitions and organic growth of distribution and sales of life insurance to the Middle Market. In furtherance of this objective, Members Mutual acquired Efinancial in 2009. Since then, Members Mutual has examined various alternatives ranging from maintenance of the status quo, mergers with other mutual companies, expansion or acquisition of other lines of business or companies and various forms of demutualization of Members Mutual permitted by Illinois law, and actively pursued certain of these alternatives at various times during that period. However, none of those prior efforts resulted in a consummated transaction.

After careful study and consideration, Members Mutual has concluded that the subscription rights method of demutualization, backstopped by a standby purchaser that will commit to purchase at least enough unsubscribed shares in the subscription rights conversion to ensure the successful completion of the conversion offering, best suits Members Mutual’s circumstances. In reaching this conclusion, the board of directors of Members Mutual considered the difficulty Members Mutual would have executing a stand-alone subscription rights conversion and existing as a stand-alone public company over the next several years, given its history and outlook of reported GAAP losses. Members Mutual also considered, among other things, that a subscription rights demutualization backstopped by a standby purchaser would:

•	permit Members Mutual to undertake a substantial capital raising transaction;

•

provide an improved ability to access future capital as a publicly traded stock company, enable Members Mutual to seek to achieve scale and position it to execute against its middle market opportunity;

•	substantially mitigate the risk of an unsuccessful offering because of the standby purchaser’s commitment;

•	enhance corporate flexibility for future strategic options;

•	afford members an opportunity to participate in the success of Members Mutual through the purchase of stock; and

•	improve the visibility of the Fidelity Life and Efinancial brands.

In furtherance of these objectives, in January 2018 Members Mutual and its advisors began to identify parties who might be interested in acting as the standby purchaser for the conversion offering. Beginning in February, Members Mutual, through its advisors, contacted thirty-six parties to assess their interest in acting as the standby purchaser in Members Mutual’s proposed subscription rights conversion. Twenty-two of the parties contacted signed a confidentiality agreement including standstill provisions and received a confidential information memorandum about the Company. From April through the end of July 2018, Members Mutual’ s advisors conducted a competitive bidding process with the interested parties, including both strategic and financial partners. In early April, eight of the parties submitted first round indications of interest to serve as standby purchaser. During April and May, Members Mutual invited six of the parties to conduct further due diligence, including meetings with the Company’s management and advisors. Following these meetings, five parties submitted second round bids. After review of these bids, Members Mutual and its advisors identified three parties that they determined to be the most viable potential standby purchaser partners and one potential strategic partner that had proposed an alternative transaction structure. During June, Members Mutual and its advisors continued to engage with these four parties in order to further assess and discuss the bids. After additional discussions with these parties and review of the final bids, in early July Members Mutual entered into exclusive negotiations with J.C. Flowers & Co. LLC (“JCF”) to negotiate the standby purchase agreement under which an affiliate of JCF would act as the standby purchaser.

On July 31, 2018, the board of directors of Members Mutual unanimously adopted the plan of conversion, subject to the approval of the Director of the Illinois Insurance Department and the eligible members of Members Mutual. On September 16, 2018, the board of directors of Members Mutual approved an amended and restated plan of conversion. On September 20, 2018, the boards of directors of Members Mutual, Vericity and Fidelity Life authorized the entry into the standby purchase agreement pursuant to which an affiliate of JCF will be the standby purchaser under the plan of conversion, and authorized senior management to execute the standby purchase agreement on behalf of the companies. The standby purchase agreement was executed by Members Mutual, Vericity, Fidelity Life and the standby purchaser on October 5, 2018.

The Illinois Insurance Code requires that we obtain the approval of the Illinois Director of Insurance prior to effecting a conversion of Members Mutual, which we received on [●]. The standby purchaser’s commitment to purchase shares of our stock in the standby offering was approved by the Illinois Director of Insurance on [●]. Approval by the Illinois Director of Insurance is not a recommendation or endorsement of this offering. The plan of conversion is also subject to the approval of the eligible members of Members Mutual as of July 31, 2018, at a special meeting to be held on [●]. To be effective, the plan must be approved by the affirmative vote of at least two-thirds of the votes cast by eligible members at the special meeting.

The plan of conversion provides that we will offer shares of our common stock for sale in a subscription offering to eligible members of Members Mutual and the directors and officers of Members Mutual. If fewer than 14,875,000 shares are subscribed for in the subscription offering, the standby purchaser has agreed to purchase the number of shares of our common stock equal to the difference between 14,875,000 and the number of shares of common stock subscribed for in the subscription offering, and may purchase additional shares as may be necessary in order to permit the standby purchaser to acquire a majority of the shares sold, provided that no more than 20,125,000 shares may be sold in the offerings. Under the terms of our agreement with the standby purchaser, the standby purchaser will have the right to designate a majority of the nominees to serve on our board of directors. See “—Subscription Offering and Subscription Rights” and “—Description of the Standby Purchase Agreement—Post-Closing Covenants—Corporate Governance Matters.”

Following the adoption of the plan of conversion and the amended and restated articles of incorporation of Members Mutual (that will, among other things, create and authorize the shares of capital stock of converted Members Mutual) by the eligible members at the special meeting, the conversion will be accomplished by:

•

filing with the Illinois Director of Insurance the minutes of the special meeting at which the plan of conversion is adopted along with the amended and restated articles of incorporation and bylaws of converted Members Mutual;

•	issuance of all of the shares of capital stock of converted Members Mutual to Vericity; and

•	issuance of the shares of common stock sold in the offerings.

The conversion will be effected only if subscriptions and orders are received for at least 14,875,000 shares of common stock, including shares purchased by the standby purchaser, and the plan of conversion and amended and restated articles of incorporation of Members Mutual are approved by at least two-thirds of the votes cast by eligible members of Members Mutual at a special meeting to be held on [●].

If the conversion fails to be completed for any reason, Members Mutual will continue as the mutual holding company for Vericity Holdings, Inc. and its subsidiaries. In that event, the members of Members Mutual will retain the membership rights described above.

A copy of the plan of conversion is available by contacting our principal executive offices located at 8700 W. Bryn Mawr Avenue, Suite 900S, Chicago, Illinois, 60631, attention: General Counsel. A copy of the plan also was sent to each eligible member of Members Mutual as of July 31, 2018 along with the notice of the special meeting. The plan also is filed as an exhibit to the registration statement of which this prospectus is a part. Copies of the registration statement and exhibits thereto may be obtained from the SEC. See “Additional Information.”

Effect of Conversion on Members Mutual and its Members

Termination of Membership Interests. In the conversion, Members Mutual will be converted into stock form pursuant to Section 59.1 of the Illinois Insurance Code. In accordance with Section 59.1 of the Illinois Insurance Code, the corporate existence of Members Mutual will be continued in converted Members Mutual, and all property of every type will be vested in converted Members Mutual, and converted Members Mutual will assume all the obligations and liabilities of Members Mutual.

Upon completion of the conversion and the issuance of all its capital stock to Vericity, converted Members Mutual will be a stock holding company and wholly owned subsidiary of Vericity. Pursuant to the plan of conversion, all membership interests in Members Mutual held by the policyholders of Fidelity Life will terminate as a result of the conversion, regardless of whether an eligible member exercises subscription rights received under the plan of conversion. However, the conversion will have no effect on the contractual rights of the policyholders of Fidelity Life.

Continuity of Insurance Coverage and Business Operations. This conversion will not change the insurance protection or premiums under insurance policies issued by Fidelity Life. During and immediately following the conversion, the normal business of issuing insurance policies will continue without change or interruption and Fidelity Life will continue to provide insurance coverage to policyholders under current policies. All of our officers at the time of this offering will retain their same positions immediately after the conversion. See “Management—Directors and Executive Officers.”

Voting Rights. After the conversion, the policyholders of Fidelity Life will no longer be members of Members Mutual and will no longer have the right to elect the directors of Members Mutual or approve transactions involving Members Mutual. Instead, voting rights in Members Mutual will be held by Vericity, which will own all of the outstanding capital stock of converted Members Mutual. Voting rights in Vericity will be held by the stockholders of Vericity, subject to the terms of the certificate of incorporation and bylaws of Vericity and to the provisions of the DGCL and federal law. See “Description of Capital Stock—Common Stock” for a description of our common stock.

Subscription Offering and Subscription Rights

We are offering shares of our common stock in a subscription offering to members of Members Mutual who were policyholders of Fidelity Life as of the close of business on July 31, 2018, who we refer to as eligible members and to the directors and officers of Members Mutual. The subscription offering will end at 5:00 PM, Central Time, on [●]. In the subscription offering we are offering 20,125,000 shares of common stock in the following order of priority:

Priority 1: Eligible Members. Each eligible member of Members Mutual will receive, without payment, nontransferable subscription rights to purchase shares, subject to the purchase limitations and all the other terms and conditions of the plan of conversion. See “—Limitations on Purchases of Common Stock.”

If eligible members subscribe for more than 20,125,000 shares, the shares of common stock will be allocated so as to permit each subscribing eligible member, to the extent possible, to purchase up to the lesser of the number of shares subscribed for or 100 shares. Any remaining shares will be allocated among the eligible members whose subscriptions remain unsatisfied in the proportion in which the number of shares as to which each such eligible member’s subscription remains unsatisfied bears to the aggregate number of shares as to which all such eligible members’ subscriptions remain unsatisfied.

Priority 2: Directors and Officers. Subject to the prior rights of eligible members to subscribe for up to 20,125,000 shares in this offering, each director and officer of Members Mutual will receive, without payment, non-transferable subscription rights to purchase shares, subject to the purchase limitations and all other terms and conditions of the plan of conversion. See “—Limitations on Purchases of Common Stock.” Shares purchased by the directors and officers of Members Mutual will be purchased for investment and not for resale and will be counted toward satisfaction of the minimum number of shares needed to be sold to complete this offering.

If there are insufficient shares remaining after the subscriptions of eligible members to satisfy in full all of the subscriptions of directors and officers of Members Mutual, the available shares of common stock will be allocated among the subscribing management participants in the proportion in which the number of shares as to which each such management participant’s subscription bears to the aggregate number of shares subscribed for by all management participants.

All subscriptions received will be subject to the maximum and minimum purchase limitations set forth in the plan of conversion and as described below under “—Limitations on Purchases of Common Stock.”

The Standby Purchaser

Apex Holdco L.P., the standby purchaser, was formed on October 1, 2018 to acquire shares of our common stock pursuant to the standby purchase agreement. Prior to the completion of the standby offering, the standby purchaser has not engaged in any business operations and does not have any assets or liabilities (other than its rights and obligations under the standby purchase agreement). The standby purchaser is managed by Apex Holdco GP LLC, its general partner. Apex Holdco GP LLC is an affiliate of J.C. Flowers & Co. LLC.

At this time it is not possible to determine the number of shares of common stock of the Company that the standby purchaser will purchase pursuant to the standby purchase agreement. However, in fulfilling its standby purchase commitment, the standby purchaser will acquire a majority of our shares issued in the offerings if eligible members and directors and officers of Members Mutual subscribe for fewer than 7,437,500 shares. Pursuant to the standby purchase agreement, after the completion of the offerings, the standby purchaser will have the right to designate a majority of the members of our board of directors.

J.C. Flowers & Co. LLC was founded in 1998 and is a leading private investment firm dedicated to investing globally in the financial services industry. J.C. Flowers & Co. LLC invests across a range of deal types and industry sectors including banking, insurance and reinsurance, securities, services and asset management, and specialty finance. J.C. Flowers & Co. LLC is registered with the Securities and Exchange Commission as an investment adviser. With approximately $6 billion of assets under management, J.C. Flowers & Co. LLC has offices in New York and London. Mr. J. Christopher Flowers is the sole owner of, and the managing member of, J.C. Flowers & Co. LLC.

Description of the Standby Purchase Agreement

The following is a summary of the material terms of the standby purchase agreement. It is qualified in its entirety by reference to the standby purchase agreement, a copy of which is attached as an exhibit to the registration statement of which this prospectus is a part, and is available for inspection in the manner set forth in the section titled “Additional Information.”

The Standby Purchase Commitment

On October 5, 2018, Members Mutual, Vericity and Fidelity Life entered into the standby purchase agreement with the standby purchaser, pursuant to which the standby purchaser agreed, subject to certain conditions, to acquire from us at the subscription price of $10.00 per share the number of shares equal to the difference of the offering minimum of 14,875,000 shares and the number of shares of common stock subscribed for in the subscription offering. In addition, the standby purchaser has the right to purchase additional shares up to the offering maximum, which additional shares may permit the standby purchaser to acquire up to a majority of the stock sold in the offerings. Shares purchased by the standby purchaser in the standby offering will be purchased for investment and not for resale and will be counted toward satisfaction of the minimum number of shares needed to be sold to complete the subscription offering. The shares purchased by the standby purchaser in the standby offering are referred to as the “standby shares.” The standby purchaser’s payment obligations (including any payment due for damages) under the standby purchase agreement have been guaranteed by its affiliate, J.C. Flowers IV L.P., a private equity fund advised by J.C. Flowers & Co. LLC.

Conditions to Closing the Standby Offering

The obligations of the parties to consummate the standby offering are subject to customary closing conditions, including, among others:

Mutual Conditions to Close:

(1)	the absence of any governmental order prohibiting the transactions;

(2)

the approval by the Director of the Illinois Department of Insurance (the “Illinois Director”) of the plan of conversion, the amended and restated articles of converted Members Mutual and the acquisition of the standby shares by the standby purchaser (the “Illinois Approvals”) shall have been receive and not revoked;

(3)	if applicable, Hart-Scott-Rodino approval shall have been obtained and not revoked;

(4)

the approval of the plan of conversion and the amended and restated articles of converted Members Mutual by at least two-thirds of the eligible members voting in person or by proxy at the special meeting;

(5)	the effectiveness of, and absence of a stop order relating to, the registration statement of which this prospectus is a part;

(6)	the satisfaction or waiver of all of the conditions precedent to the consummation of the offerings as set forth in the plan of conversion; and

(7)	the closing of the subscription offering shall be consummated simultaneously with the standby offering.

Members Mutual and Vericity Conditions to Close:

(1)

the accuracy of the representations and warranties of the standby purchaser, except for any inaccuracies that would not have a material adverse effect, in the standby purchase agreement as of the effective date of this registration statement;

(2)	the standby purchaser having performed in all material respects its obligations under the standby purchase agreement; and

(3)	the delivery of a certificate by the standby purchaser to Members Mutual and Vericity confirming the same.

Standby Purchaser Conditions to Close:

(1)

the accuracy of the representations and warranties (other than representations concerning authority, capitalization and broker fees), except for inaccuracies that would not have a material adverse effect, of Vericity and Members Mutual in the standby purchase agreement as of the effective date of this registration statement;

(2)	the accuracy of representations of Vericity and Members Mutual concerning authority, capitalization and broker fees as of the closing date;

(3)	Members Mutual and Vericity having performed in all material respects their obligations under the standby purchase agreement;

(4)	no material adverse effect having occurred between the date of the standby purchase agreement and the effective date of the registration statement;

(5)

the Illinois Department of Insurance shall not have revoked its prior written approval of that certain Reinsurance Agreement, effective July 1, 2013 between Fidelity Life Association and Hannover Life Reassurance Company of America or that certain Amended and Restated Reinsurance Agreement effective July 1, 2016 between Fidelity Life Association and Hannover Life Reassurance Company of America; and

(6)

the delivery of certificates by Members Mutual and Vericity confirming the matters described in clauses (1) through (4) above and that the resolutions adopted by the Vericity board authorizing the transaction remain in effect.

Special Meeting of the Members of Members Mutual

Members Mutual has agreed that, subject to its right to terminate the standby purchase agreement under certain conditions, it will duly call and hold a special meeting of members for the purpose of voting to adopt the plan of conversion and the amended and restated articles of incorporation of converted Members Mutual, as soon as practicable after the later of (i) the date upon which both the plan of conversion and the acquisition of the standby shares by the standby purchaser by the Illinois Director have been approved, and (ii) the effective date of the registration statement. Notice of the special meeting will be mailed at least 30 days prior to the date of the special meeting.

Post-Closing Covenants

Corporate Governance Matters

At the closing, the bylaws of Vericity will be amended and restated to provide, during the period (the “standstill period”) between the closing and the sale or other business combination pursuant to which all the outstanding capital stock of Vericity is sold (other than any equity rollover made by the standby purchaser not to exceed 10% of the common stock owned by the standby purchaser) in a single transaction in which all stockholders of Vericity are offered the same consideration (a “sale of the company”) to a third party not affiliated with the standby purchaser (a “third party purchaser”), that among other things:

(1)	the board of directors of Vericity will consist of designees appointed by the standby purchaser (the “standby purchaser designees”) and designees appointed by Vericity (the “company designees”);

(2)

the number of company designees shall not exceed six (6) nor at any time be less than two (2) and that the number of standby purchaser designees at any given time shall be one (1) more than the number of company designees but in no event less than three (3); provided, that if among the company designees and the standby purchaser designees there are insufficient independent directors available to satisfy the independence requirements under the rules of the Nasdaq stock market or the SEC relating to the number of independent directors required to serve on the board of directors or any committee thereof, the standby purchaser shall have the right to designate the minimum number of additional directors necessary to satisfy such applicable independence requirements; provided, further, that while the standby purchaser shall have the right to designate such additional directors and their successors or replacements, such additional directors shall not be deemed to be standby purchaser designees under the standby purchase agreement;

(3)

the compensation payable to the company designees may not be decreased without the consent of a majority of the company designees, and may not be increased without the consent of a majority of the standby purchaser designees;

(4)

in the event of any vacancy in the office of any standby purchaser designee, a majority of the remaining standby purchaser designees will have the right to designate a replacement, and in the event of any vacancy in the office of any company designee, a majority of the remaining company designees will have the right to designate a replacement, in each case to fill the vacancy, provided that in the case of a vacancy of a company designee, the standby purchaser may elect to reduce the size of the board of directors by two with one of the standby purchaser designees resigning such that the standby purchaser will continue to have one more designee than the number of company designees;

(5)

at any election of directors of Vericity, a majority of the standby purchaser designees will have the right to nominate the successors of the standby purchaser designees (and as applicable such additional directors as are necessary to satisfy the independence requirements under the rules of the Nasdaq stock market or the SEC), and a majority of the company designees will have the right to nominate the successors of the company designees;

(6)

an advisory board will be established to provide general policy advice to the board, with members serving until the earlier of (i) the consummation of a sale of the company to a third party purchaser, (ii) the termination of the advisory board on the fifth anniversary of the closing, or (iii) the member’s death, retirement, resignation or removal for cause;

(7)

in the event that there are no remaining company designees to designate successor company designees, a majority of the members of the advisory board will have the right to designate successor or replacement company designees; and

(8)

members of the advisory board will be entitled to the same compensation and expense reimbursement as the company designees, and separate rights to third-party indemnification and advancement of expenses for service on the advisory board.

Effective upon the closing, the compensation payable to the company designees shall be $100,000 per year. These post-closing governance provisions are intended to be for the benefit of (a) Members Mutual and its affiliates and will be enforceable by the company designees against the standby purchaser and Vericity and its affiliates, and (b) the standby purchaser and will be enforceable by the standby purchaser against the company designees, as applicable, during the standstill period.

Standstill Period:

Minority Protections. During the standstill period, the standby purchaser agrees:

(1)

it will not vote its shares to (a) remove or seek to remove any company designee from the board of directors, unless approved by a majority of the company designees or for cause, or (b) approve or seek to approve a material amendment (as defined below) to the restated charter or restated bylaws of Vericity, unless approved by a majority of the company designees (except that this provision shall not prevent the standby purchaser from voting its shares in favor of the sale of the company to a third party purchaser);

(2)

it will vote all its shares as recommended by a majority of the company designees with respect to (i) the election of company designees as directors and (ii) the removal of any standby purchaser designee for cause;

(3)

it and Vericity will consider in good faith the reasonable recommendations from the chief executive officer to maintain or enhance the “A-” A.M. Best rating of Fidelity Life and as may be required by the Illinois Department of Insurance; and

(4)

that any transaction between the standby purchaser or any of its affiliates, on the one hand, and Vericity or any of its subsidiaries, on the other hand, shall be subject to approval by the company designees, and the standby purchaser designees shall recuse themselves from voting on the approval of such transactions, provided that the standby purchaser designees are not required to recuse themselves from any decision approving only ordinary course transactions on arm’s length terms between a portfolio company of the standby purchaser or its affiliates and Vericity or its subsidiaries.

In addition, during the Standstill Period, Fidelity Life has agreed that it will not pay any dividend in respect of its capital stock, unless approved by a majority of the company designees.

As used in clause (1) above, a “material amendment” is defined as an amendment that amends or seeks to amend the restated charter or restated bylaws of Vericity in any manner that would (i) except with respect to the creation and/or issuance of one or more series of preferred stock of Vericity, adversely affect the voting or other rights, interests or economic value of the common stock held by any Vericity stockholder, (ii) affect the voting or other rights, interests or economic value of the common stock held by any Vericity stockholder disproportionately as compared to the standby purchaser, (iii) seek to effect a reverse stock split, recapitalization, or reclassification of the common stock of Vericity, (iv) amend Article IV of the restated charter (except with respect to the creation and/or issuance of one or more series of preferred stock of Vericity), Article V or Article X of the restated charter, (v) amend Article VIII of the restated charter in any manner that would adversely affect the rights of the company designees thereunder; or (vi) amend Article III, Article IV, Section 5.2, or Section 7.12 of the restated bylaws.

These minority protection provisions are intended to be for the benefit of Members Mutual and its affiliates and will be enforceable by the company designees against the standby purchaser and Vericity and its affiliates during the standstill period.

Standstill Protections. During the standstill period, except in connection with a sale of the company to a third party purchaser, without the approval of a majority of the company designees, the standby purchaser will not, directly or indirectly seek to, among other things:

(1)	make any solicitation of proxies or consents, influence any person with respect to the voting of any shares of Vericity, or solicit the approval of any stockholder proposals;

(2)

seek, propose or make any statement (except for (i) the standby purchaser designees acting solely in their capacity as directors of Vericity, (ii) by offers or proposals to the board which do not require or result in public disclosure, or (iii) communications to existing and prospective investors and limited partners in the standby purchaser’s parent fund and affiliated investment vehicles thereof which do not require or result in public disclosure or an amendment to a Schedule 13D or any other filings of the standby purchaser pursuant to the Exchange Act regarding the standby purchaser’s beneficial ownership in Vericity, in each case in connection with the sale of the company to a third party purchaser) with respect to any business combination transaction or sale of assets involving Vericity or any of its affiliates;

(3)	directly or indirectly acquire (with certain exceptions) any equity securities, debt securities or assets of Vericity or any of its subsidiaries;

(4)

form, join, or participate in a “group” (as defined in section 13(d)(3) of the Securities Exchange Act of 1934) with respect to any shares of common stock, other than a group composed solely of the standby purchaser;

(5)	subject any shares of Vericity to voting trust or other voting arrangement;

(6)	seek to control or influence the management of Vericity or its board or policies or make any demand for a stockholder list or to inspect the books or records of Vericity or its affiliates;

(7)	seek to nominate, elect or remove directors to the board of Vericity other than as provided for in the standby purchase agreement;

(8)

have any discussions or enter into any arrangements with or encourage any other person in connection with any of the foregoing (including by granting any waiver to any legal or other firm that represented or was engaged by the standby purchaser or its affiliates or any of their legal counsel with respect to Vericity, which waiver would permit any such firm to represent any person in connection with matters relating to Vericity); or

(9)	sell, assign, lend, or otherwise dispose of any standby shares, directly or indirectly, or otherwise take any action inconsistent with the foregoing.

These standstill provisions are intended to be for the benefit of Members Mutual and its affiliates and will be enforceable by the company designees against the standby purchaser and Vericity and its affiliates during the standstill period. For the avoidance of doubt, the standstill provisions will not prevent the Vericity board or the standby purchaser or its affiliates from taking actions to solicit, assist or encourage a third party purchaser solely in connection with a potential sale of the company to such third party purchaser.

Post-Closing Protection Period

During the period between the closing date and the earlier of the three year anniversary of the closing date and the expiration of the standstill period, the standby purchaser and Vericity agree that James Hohmann will serve as chief executive officer of Vericity, subject to his earlier death, resignation or removal for cause.

In addition, the standby purchaser and Vericity agree that, except as may otherwise be recommended by the chief executive officer:

(1)

for a period of two years following the closing, Vericity and its subsidiaries will (i) not conduct a material reduction in the total number of their employees compared to the total number employed at the closing or reduce the compensation of their employees in a manner that is less favorable in the aggregate to that provided prior to the closing (subject to maintenance of satisfactory performance evaluations), and (ii) will not amend any benefit plans of Vericity or its subsidiaries in effect upon the closing (subject to the rights therein to terminate or amend such plans, only upon the recommendation of the chief executive officer); provided, that these provisions are not intended as a guarantee of employment or of any benefits, or to prohibit the chief executive officer from making employee changes as business needs may dictate; and

(2)	for a period of three years following the closing, Vericity will cause Fidelity Life and Efinancial to maintain their principal places of business at their current locations in Chicago and Bellevue.

Termination

Termination by Mutual Consent:

The standby purchase agreement may be terminated by mutual written agreement of Vericity, Members Mutual and the standby purchaser.

Termination by Members Mutual or the Standby Purchaser:

The standby purchase agreement may be terminated by Members Mutual or the standby purchaser if:

(1)	the approval by the eligible members is not obtained at the special meeting,

(2)	the closing is not consummated before September 30, 2019, or

(3)	there is any governmental order prohibiting the completion of the transaction.

Termination by Members Mutual:

The standby purchase agreement may be terminated by Members Mutual if:

(1)

the standby purchaser materially breaches and does not timely cure any breaches of its representations, warranties, covenants or agreements (provided that neither Members Mutual nor Vericity is in material breach of any of their respective representations or covenants in the agreement); or

(2)	Members Mutual has abandoned the plan of conversion and terminated the subscription offering prior to the eligible member approval at the special meeting.

Termination by the Standby Purchaser:

The standby purchase agreement may be terminated by the standby purchaser:

(1)

if Members Mutual or Vericity materially breaches, and do not timely cure, any breaches of their respective representations or warranties prior to the effective date of the registration statement of which this prospectus is a part (provided that the standby purchaser is not in material breach of any of its representations or covenants in the agreement); or

(2)

within five (5) days of the receipt of the Illinois Approvals, if and only if the Illinois Approvals contain or require, in good faith determination of the standby purchaser, the imposition of a burdensome condition.

Burdensome Condition

A “burdensome condition” is defined as any condition, requirement or arrangement that would (i) be reasonably likely to materially change the manner in which Members Mutual or any of its subsidiaries has conducted its business in the normal course, (ii) require any material capital contribution, (iii) require any maintenance agreement or keep well obligation that imposes any condition, restriction or obligation that is not required by applicable law, (iii) impose any dividend limitation other than those provided under applicable law; (v) require the material amendment of or modification of the terms of any material agreement between or among any of Vericity or any of its subsidiaries, or (vi) require any changes to the size, composition or voting or consent rights of the board of directors of Vericity or any of its subsidiaries, of the standby purchaser designees or company designees, or the standby purchaser.

Abandonment of the Plan of Conversion

Members Mutual may “abandon” the plan of conversion and terminate the subscription offering upon determining in good faith that continued prosecution of the plan of conversion and subscription offering would (i) have a material adverse effect (as defined in the standby purchase agreement), (ii) materially affect the aggregate economic benefits reasonably anticipated by Vericity from the transactions contemplated under the standby purchase agreement, or (iii) result in any condition or limitation that would materially limit or impose a material financial burden on the ability of Vericity to operate any subsidiary in a manner consistent with past practice.

If the standby purchase agreement is terminated by Members Mutual due to abandonment of the plan of conversion, Members Mutual will reimburse the standby purchaser for reasonable transaction expenses up to $750,000.

Capital Needs Assessment

The standby purchaser has agreed that within six months of the closing, the Vericity board shall direct Vericity management to undertake and complete an assessment (the “capital needs assessment”) of the current and projected capital reasonably required to be maintained at Vericity to support the current and near term projected adequacy of capital levels at Fidelity Life and Efinancial and holding company expenses at Vericity. If as a result of this assessment, Vericity management determines that the amount of capital in Vericity exceeds the reasonable current and near term projected capital requirements, Vericity management shall determine the amount of excess capital (if any) that may be available for distribution to the stockholders of Vericity as a return of capital in the form of a special dividend and may recommend to the Vericity board that it consider the declaration of a special dividend in an amount not to exceed the amount of excess capital. Notwithstanding the foregoing, any decision regarding the declaration of any dividend, and the amount thereof, will be in the sole discretion of the board of directors of Vericity and will depend on many factors, including without limitation the capital needs assessment, general economic and business conditions, Vericity’s financial results and condition, legal and regulatory requirements and any other factors that the Vericity board may deem relevant.

Regulatory Filings

The standby purchaser, Members Mutual, and Vericity have agreed to make all filings required by the Illinois Department of Insurance, or any other relevant jurisdiction, as promptly as possible, and with the SEC with respect to the registration statement of which this prospectus is a part. The parties have agreed to use their reasonable best efforts to cooperate with each other in timely making all filings and seeking all required consents, approvals, notices, or authorizations for the transactions, and to provide the other party with a reasonable opportunity to review such documents prior to the filing thereof and reasonably consider any comments suggested by the other party or its counsel. The parties have further agreed to use their reasonable best efforts to take all other actions necessary to consummate the transactions contemplated in the standby purchase agreement.

Vericity has agreed (other than respect to information furnished by the standby purchaser) that (i) the registration statement, on the date it becomes effective, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading and (ii) the prospectus, at the expiration of the subscription offering period, will not include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

Director and Officer Indemnification and Insurance

The standby purchase agreement provides that all rights to indemnification, advancement of expenses and exculpation by Vericity and its subsidiaries of each person who was or may become a director or officer of such entity will continue in full force and effect in accordance with their respective terms. Vericity has also agreed that at or prior to the closing date, it will enter into indemnification agreements with each of the standby purchasers designees and advisory board members in a form previously agreed to by the parties. Further, for a period of six (6) years following the closing, the current policies (or substantially similar policies) of directors’ and officers’ liability insurance will be maintained by Vericity and its subsidiaries. Each of the directors and officers shall be third-party beneficiaries of this provision.

Operating Covenants

From the date of the standby purchase agreement until the closing date, each of Members Mutual and its subsidiaries has agreed to customary operating covenants, including, among other things not to: (1) adopt or propose any change to its charter or bylaws, (2) issue or redeem any of its capital stock, (3) declare, set aside, or pay any cash or non-cash dividend, (4) merge or consolidate with any other entity or acquire any material assets or equity of any other entity, (5) sell or encumber any material assets, (6) enter into or amend any material employment agreement or any benefit plan or to pay any employee compensation or benefit except in the ordinary course of business, (7) change any method of accounting or accounting practice, (8) make or change any material tax election, settle any material tax claim or file any tax return that is materially inconsistent with past practice, (9) enter into, modify or amend in any material respect or terminate any material contract, (10) abandon, modify, waive, terminate or otherwise change any of its insurance licenses, (11) enter into any material agreement or consent order with government entities, (12) make any material loans except in the ordinary course of business, (13) enter into any material new line of business, (14) materially alter the practices or rates related to earned commission from external customers, (15) settle any material litigation, (16) form or cause the formation of any subsidiary, (17) amend the terms of the compensation payable to the investment bankers in connection with the subscription offering and/or the standby offering, and (18) acquire or dispose of any material properties.

Representations and Warranties

The standby purchase agreement contains certain customary representations and warranties. Each of Members Mutual, Vericity, and the standby purchaser has made representations and warranties regarding, among other things: (i) organization; (ii) authority to enter into the agreement and related documents; (iii) required regulatory filings and consents and approvals of governmental authorities; (iv) the accuracy of statements made in the registration statement; and (v) brokers’ fees payable in connection with the offerings.

Standby purchaser has made additional representations and warranties related to: (i) its status as an accredited investor; (ii) tax matters; (iii) that it has, or will have at closing, available funds to enable it to consummate the transaction; and (iv) that it has undertaken its own independent investigation of Vericity and its subsidiaries.

Members Mutual has made additional representations and warranties related to: (i) capitalization; (ii) GAAP financial statements; (iii) statutory financial statements; (iv) absence of a material adverse effect since June 30, 2018; (v) compliance with applicable laws; (vi) regulatory filings; (vii) tax matters; (viii) labor matters; (ix) benefit plans; (x) absence of undisclosed liabilities; (xi) litigation; (xii) material contracts; (xiii) intellectual property; (xiv) privacy policies; (xv) anti-bribery, anti-corruption, anti-money laundering laws; (xvi) sanctions; and (xvii) related party transactions.

Vericity has made additional representations and warranties related to: (i) capitalization; (ii) validity and issuance of stock; and (iii) the availability of an exemption from registration of the stock issued in the standby offering.

Closing

The closing of the transactions contemplated by the standby purchase agreement will occur as soon as possible after, and in any event within three (3) business days after the satisfaction (or if applicable, waiver) of all closing conditions.

Stock Pricing and Number of Shares to be Issued

The plan of conversion requires that the range of the value of the total number of shares to be issued in this offering must be based on a valuation of our estimated consolidated pro forma market value. Under the plan of conversion, the valuation must be in the form of a range consisting of a midpoint valuation, a valuation fifteen percent (15%) above the midpoint valuation and a valuation fifteen percent (15%) below the midpoint valuation. We retained Boenning & Scattergood, Inc. to determine the valuation range for this offering. Boenning & Scattergood, Inc. has determined that, as of April 11, 2018, the estimated consolidated pro forma market value of Members Mutual is $175,000,000 at the midpoint, and the range of value of the total number of shares of common stock to be issued in the offering is between a minimum value of $148,750,000 and a maximum value of $201,250,000. We plan to issue between 14,875,000 and 20,125,000 shares in the offering. This range was determined by dividing the $10.00 price per share into the range of Boenning & Scattergood, Inc.’s valuation. Shares purchased by the directors and officers of Members Mutual will be purchased for investment and not for resale and will be counted toward satisfaction of the minimum number of shares needed to be sold to complete this offering.

We determined to offer the common stock in the subscription offering at the price of $10.00 per share to ensure a sufficient number of shares are available for purchase by eligible members. In addition, Raymond James advised us that the $10.00 per share offering price is commonly used in mutual-to-stock conversions of other insurance companies and savings banks and savings associations that use the subscription rights conversion model. These were the only factors considered by our board of directors in determining to offer shares of common stock at $10.00 per share.

There is a difference of $52.5 million between the low end and the high end of the estimated valuation range of Boenning & Scattergood, Inc.’s valuation. As a result, the percentage interest in Vericity that a purchaser of shares in this offering will have is greater if 14,875,000 shares are sold than if 20,125,000 shares are sold. In addition, assuming that the actual consolidated market value of Members Mutual will be within the broad estimated valuation range, this consolidated market value may be materially more or less than the total amount of subscriptions and orders received. Therefore, purchasers, in total and on a per share basis, may pay more for the common stock than the actual market value.

We cannot assure you that the market price for the common stock immediately following this offering will equal or exceed $10.00 per share.

If Subscriptions Received in the Subscription Offering Meet or Exceed the Maximum Number of Shares Offered

If, after the subscription offering, the number of shares subscribed for by eligible members and the directors and officers of Members Mutual in the subscription offering is equal to or greater than 20,125,000 shares, this offering will be promptly completed. In the event of an oversubscription in the subscription offering by eligible members or the directors and officers of Members Mutual, shares of common stock will be allocated among the subscribing participants as described above under “—Subscription Offering and Subscription Rights.”

If Subscriptions Received in the Subscription Offering Meet or Exceed the Required Minimum

If the number of shares of common stock subscribed for by eligible members and the directors and officers of Members Mutual in the subscription offering is equal to or greater than 14,875,000 shares, but less than 20,125,000 shares, then this offering will be promptly completed. In this event, the standby purchaser may also purchase any unsubscribed shares, provided that we will not issue more than 20,125,000 shares in the offerings.

If Subscriptions Received in the Subscription Offering Do Not Meet or Exceed the Minimum

If fewer than 14,875,000 shares are subscribed for in the subscription offering, the standby purchaser has agreed to purchase enough shares in the standby offering to guarantee the sale of the minimum number of shares necessary to complete this offering, and may purchase additional shares as may be necessary in order to permit the standby purchaser to acquire a majority of the shares sold, provided that no more than 20,125,000 shares may be sold in the offerings. In that event, the level of sales to eligible members and directors and officers of Members Mutual will not impact the condition that at least 14,875,000 shares must be sold to complete this offering. Accordingly, the sale of the minimum number of shares necessary to complete this offering does not indicate that sales have been made to investors who have no financial or other interest in the offerings, and the sale of the minimum number of shares should not be viewed as an indication of the merits of this offering.

Costs of the Conversion and Offering

We expect to incur significant costs to complete the conversion and this offering, including among others legal, accounting, valuation and printing expenses, as well as filing fees, exchange listing costs and commissions and expenses for the marketing and sale of the shares of our common stock. We expect the expenses of the conversion and this offering (including commissions) to be approximately $11.7 million and $10.4 million, or approximately 7.7% and 5.2% of the gross proceeds, at the minimum and the maximum of the offering range, respectively, resulting in net proceeds to us of approximately $137.1 million at the minimum and $190.9 million at the maximum of the offering range. See the “Offering Summary” on the front cover of the prospectus for the assumptions used to arrive at these amounts.

Offering Deadline

All subscription rights will expire at 5:00 PM, Central Time, on [●]. Subscription rights not exercised prior to this deadline will be void, whether or not we have been able to locate each person entitled to receive subscription rights. We reserve the right in our sole discretion to terminate this offering at any time and for any reason, in which case we will cancel your order and return your payment without interest.

Use of Order Forms in this Offering

If you wish to purchase shares of common stock in this offering, you must sign and complete the stock order form that accompanies this prospectus and send it to us with your payment such that your order is received before the offering deadline. You may submit your order to us by overnight delivery to the address indicated for this purpose on the top of the stock order form or by mail using the stock order reply envelope provided. Payment by check or money order must accompany the stock order form. No cash or third party checks will be accepted. All checks or money orders must be made payable to “[escrow agent], on behalf of Vericity, Inc.”

The completed stock order form and payment in full for the shares ordered must be received (not postmarked) no later than 5:00 PM, Central Time, on [●]. Once submitted, your order is irrevocable without our consent, unless we terminate this offering. Our consent to any modification or withdrawal request may or may not be given in our sole discretion.

No prospectus will be mailed any later than five days prior to the expiration date of this offering, or hand delivered any later than two days prior to such date. This procedure is intended to ensure that each purchaser receives a prospectus at least 48 hours prior to the expiration of this offering in accordance with Rule 15c2-8 under the Securities Exchange Act of 1934. Execution of the stock order form will confirm receipt or delivery in accordance with Rule 15c2-8. Stock order forms will be distributed only with or preceded by a prospectus. We reserve the right to reject photocopies and facsimile copies of stock order forms.

A subscription right may be exercised only by the participant to whom it is issued and only for such person’s own account. The subscription rights granted under our plan of conversion are nontransferable. Each eligible member or other participant subscribing for shares of common stock is required to represent that such member is purchasing the shares for such member’s own account. Each eligible participant also must represent that such participant has no agreement or understanding with any other person for the sale or transfer of the shares. We are not aware of any restrictions that would prohibit eligible members purchasing shares of common stock in the subscription offering who are not officers or directors of Members Mutual from freely transferring shares after this offering. See “—Limitations on Resales.”

We will have the absolute right, in our sole discretion, and without liability to any person, to reject any stock order form, including but not limited to a stock order form that is:

•	not timely received;

•	improperly completed or executed;

•	is not accompanied by payment in full for the shares of common stock subscribed for; or

•	submitted by a person who we believe is making false representations or who we believe may be violating, evading or circumventing the terms and conditions of the plan of conversion.

We may, but are not required to, waive any improperly completed or executed stock order form. We also may require the submission of a corrected stock order form or the remittance of full payment for the shares of common stock subscribed for by any date that we specify. Our interpretations of the terms and conditions of the plan of conversion and determinations concerning the acceptability of the stock order forms will be final, conclusive and binding upon all persons. We (and our directors, officers, employees and agents) will not be liable to any person in connection with any interpretation or determination.

Payment for Shares

When you submit a completed stock order form to us, you must include payment in full for all shares of common stock covered by such order form. Payment may be made by check or money order in U.S. dollars and must be made payable to “[escrow agent], on behalf of Vericity, Inc.” Payments will be placed in an escrow account at [escrow agent], who will serve as the escrow agent. The escrow account will be administered by the escrow agent. An executed stock order form, once received by us, may not be modified or rescinded without our consent; provided, however, that no order form will be accepted until Vericity’s Registration Statement of which this prospectus is a part has been declared effective by the SEC, and any order form received prior to that time will be rejected and no sale of common stock will be made in respect thereof. Funds accompanying stock order forms will not be released to us by the escrow agent until this offering is completed and all of the conditions to completion of the conversion and the offering have been satisfied.

Delivery of Shares of Common Stock Purchased in the Subscription Offering

All shares of common stock sold will be issued in book entry form. Stock certificates will not be issued. A statement reflecting ownership of shares of common stock issued in the subscription offering will be mailed by our transfer agent to the persons entitled thereto at the registration address noted by them on their stock order forms as soon as practicable following consummation of the conversion and offering. We expect trading in the stock to begin on the day of completion of the conversion and offering or the next business day. The conversion and offering are expected to be completed as soon as practicable following satisfaction of the conditions described below in “—Conditions to Completion of the Conversion and this Offering.” Until a statement reflecting ownership of shares of common stock is available and delivered to purchasers, purchasers may not be able to sell the shares of common stock which they ordered, even though the common stock will have begun trading. Your ability to sell the shares of common stock before receiving your statement will depend on arrangements you may make with a brokerage firm.

Stock Information Center

If you have any questions regarding this offering, please call the Stock Information Center at 1-[●], Monday through Friday from 10:00 a.m. to 4:00 p.m., Central Time to speak with a representative of Raymond James. The Stock Information Center will be closed on weekends and holidays.

Persons Who Cannot Exercise Subscription Rights

Vericity will make reasonable efforts to comply with the securities laws of all states in the United States in which eligible members reside. However, Vericity and Members Mutual are not required to offer stock in the subscription offering to any person who resides in a foreign country or resides in a state or territory of the United States with respect to which the granting of subscription rights or the offer or sale of shares of common stock to such persons would require Vericity, or its officers, trustees or employees, under the laws of such jurisdiction, to register as a broker, dealer, salesman or selling agent or to register or otherwise qualify its securities for sale in such jurisdiction or to qualify as a foreign corporation or file a consent to service of process in such jurisdiction.

Conditions to Completion of the Conversion and this Offering

Our ability to complete this offering is subject to two conditions. First, a minimum of 14,875,000 shares of common stock must be sold to complete this offering. Second, Members Mutual’s plan of conversion and amended and restated articles of incorporation must be approved by the affirmative vote of at least two-thirds of the votes cast at the special meeting of members to be held on [●]. No funds will be released from the escrow account until both of these conditions have been satisfied.

If fewer than 14,875,000 shares are subscribed for in the subscription offering, and if all of the conditions to the standby purchaser’s purchase commitment have been satisfied, the standby purchaser will be obligated to purchase enough shares in the standby offering to guarantee the sale of the minimum number of shares necessary to complete this offering. In that event, the level of sales to eligible members and directors and officers of Members Mutual will not impact the condition that at least 14,875,000 shares must be sold to complete this offering. Accordingly, the sale of the minimum number of shares necessary to complete this offering does not indicate that sales have been made to investors who have no financial or other interest in the offerings, and the sale of the minimum number of shares should not be viewed as an indication of the merits of this offering.

If these conditions are not satisfied for any reason, we may elect to terminate this offering, in which case all funds delivered to us for the purchase of stock in this offering will be promptly returned to subscribers without interest.

Limitations on Purchases of Common Stock

Minimum Purchase Limitation

The plan of conversion provides that no person may subscribe for fewer than 25 shares in this offering.

Maximum Purchase Limitations

Eligible Members. The plan of conversion provides that no eligible member, together with such person’s associates or a group acting in concert, may directly or indirectly, subscribe for or purchase in this offering more than such member’s individual maximum purchase limit. Each eligible member’s individual maximum purchase limit will be printed on the stock order form that is mailed to each eligible member along with a copy of the prospectus. The maximum purchase limit is based on an allocation of (i) a fixed minimum number (100) of subscription rights, regardless of the number of policies owned by such eligible member, plus (ii) a variable number of subscription rights, if any, determined based on actuarial formulas that take into account the past and anticipated future contributions to Fidelity Life’s surplus of all of the eligible member’s policies that were in force on the adoption date of the plan of conversion. Such allocations were determined in accordance with actuarial analyses included with the plan of conversion.

Each eligible member’s maximum purchase limit will range between 100 shares and 743,750 shares, based on the actuarial allocation described above. Notwithstanding an eligible member’s individual maximum purchase limit, eligible members may not purchase in the aggregate more than 20,125,000 shares. In the event that all eligible members subscribe for their individual maximum purchase limit, the subscription offering would be oversubscribed. In the event of an oversubscription in the subscription offering, subscriber’s subscriptions will be cut back and a total of 28,125,000 shares of common stock will be allocated among the subscribing participants as described above under “—Subscription Offering and Subscription Rights.”

Directors and Officers. Subject to the prior rights of eligible members to subscribe for up to 20,125,000 shares in this offering, the plan of conversion provides that no director or officer of Members Mutual, together with such person’s associates or a group acting in concert, may directly or indirectly, subscribe for or purchase in this offering more than such person’s individual management purchase limit. Members Mutual has determined each individual management purchase limit based on factors including years of service, positions held and compensation. A subscribing director or officer of Members Mutual who is also an eligible member will be deemed to subscribe first in such person’s capacity as an eligible member. Under Illinois law, the plan of conversion and the terms of this offering, the directors and officers of Members Mutual, in their capacities as such, together with their affiliates and associates are subject to limitations on how many shares they may purchase, and in this offering may not purchase in the aggregate more than 4,016,250 shares.

In the event that there are insufficient shares remaining after subscriptions by the eligible members to satisfy in full all of the subscriptions by directors and officers of Members Mutual, the shares available will be allocated among the subscribing management participants as described above under “—Subscription Offering and Subscription Rights.”

Other Limitations. In addition to the limitations set forth above, under Illinois law and the plan of conversion, no person or a group of persons acting in concert (other than the standby purchaser), may acquire, directly or indirectly, in this offering or any public offering, more than 5% of the capital stock of Vericity for a period of five years from the effective date of the conversion without the approval of the Illinois Director of Insurance.

General Matters Regarding Purchase Limitations

For purposes of the limitations described above, an associate of a person includes:

•	any relative or spouse of such person, or any relative of such person’s spouse, who shares the same home as such person;

•

any corporation or other organization (other than the Company or a majority-owned subsidiary of the Company) of which such person is an officer, director, or partner, or of which such person is, directly or indirectly, a beneficial owner of 10% or more of any class of equity securities;

•

any trust or other estate in which such person has a substantial beneficial interest or as to which such person serves as trustee or in a similar fiduciary capacity (exclusive of any employee stock benefit plan of the Company); and

•	any person acting in concert with any of the persons or entities listed above.

The subscription of any person who subscribes for more shares than the person’s maximum purchase limitation as set forth on the stock order form will be disregarded in its entirety or reduced to the person’s maximum purchase limitation, at the discretion of Vericity.

There were approximately 217,000 eligible members of Members Mutual as of July 31, 2018, the date the plan of conversion was adopted by the board of directors of Members Mutual. If subscriptions by eligible members for common stock meet or exceed the maximum of the estimated valuation range set forth in Boenning & Scattergood, Inc.’s valuation, we will be obligated to sell to eligible members the maximum number of shares offered. We are unable to predict the number of eligible members that may participate in the subscription offering or the extent of their participation.

The directors and officers of Members Mutual will not be deemed to be associates of one another or a group acting in concert with one another solely as a result of their capacities as such.

Each person purchasing common stock in this offering will be deemed to confirm that the purchase does not conflict with the purchase limitations under the plan of conversion or otherwise imposed by law. We have the right to take any action as we may, in our sole discretion, deem necessary, appropriate or advisable in order to monitor and enforce the terms, conditions, limitations and restrictions described above and in the plan of conversion and the terms, conditions and representations contained in the order form, including, but not limited to, our absolute right to reject, limit or revoke acceptance of any order and to delay, terminate or refuse to consummate any sale of common stock which we believe might violate, or is designed to, or is any part of a plan to, evade or circumvent such terms, conditions, eligibility requirements, limitations, restrictions and representations. Any such action will be final, conclusive and binding on all persons, and we will be free from any liability to any person on account of any such action. To that end, if any person violates the purchase limitations, we will have the right to purchase from that person at the purchase price of $10.00 per share, all shares acquired by the person in excess of the purchase limitation. If the person has sold these excess shares, we are entitled to receive the difference between the aggregate purchase price paid by the person for the excess shares and the proceeds received by the person from the sale of the excess shares. This right of Vericity to purchase excess shares is assignable.

Marketing Arrangements

We have engaged Raymond James and Griffin as financial advisors to consult with and advise and assist us in connection with these offerings. Raymond James and Griffin are broker-dealers registered with the Securities and Exchange Commission and are members of the Financial Industry Regulatory Authority. In their role as financial advisors, Raymond James and Griffin will:

•	assist us in assessing the financial and securities market implications of the plan of conversion;

•

assist us in the identification and evaluation of potential investors and strategies leading to an investment as part of the plan of conversion (an “Investment”) or alternative plan of conversion that does not involve a subscription offering by Members Mutual (a “Transaction”);

•	assist us in the dissemination of descriptive information regarding the Company to potential investors;

•

assist us in negotiating financial and business terms and conditions with potential investors and in evaluating and qualifying competing offers, including the evaluation of any securities or other assets offered as part of a Transaction;

•	assist us in negotiating certain agreements ancillary to an Investment or a Transaction;

•	assist us in presenting alternative Investment or Transaction proposals to the Company’s board of directors;

•	assist us in presenting alternative Investment or Transaction proposals to the Illinois Department of Insurance and/or other regulators, as requested;

•	assist us in structuring and in communicating the terms of the plan of conversion and subscription offering;

•	assist us in the preparation of all documents for execution of the plan of conversion, including the prospectus, stock order and certification form and all marketing materials;

•	assist us in analyzing proposals from outside vendors in connection with the plan of conversion;

•	assist us in scheduling and preparing for meetings with other broker dealers, as necessary;

•	establish a stock information center, which shall provide a toll-free hotline to assist with policyholder inquiries; and

•	provide such other general advice and assistance as may be reasonably requested and agreed upon by Raymond James, Griffin and us.

We have also engaged Raymond James to act as our records agent in connection with the plan of conversion. In its role as records agent, Raymond James will provide the following services: (a) processing of Fidelity Life’s policyholder records for each record date required by the plan of conversion, consolidation of policyholder records by ownership, identification of subscription priorities, calculation of member votes, household sorting of customer records and coordination with the Company’s financial printer for all required subscriber and member mailings; (b) processing of all stock orders received in the conversion, with daily status reporting to Company management; (c) allocating shares to qualifying subscribers if the offering is oversubscribed; coordination with the Company’s transfer agent for stock issuance and any required refund check processing; and (d) providing member proxy tabulation and reporting services, target group identification and reporting for solicitation efforts, proxy reminder mailings; act as, or support as needed, the inspector of election for the special meeting of members.

For these services, Raymond James and Griffin each received retainer fees totaling $150,000. We will pay Raymond James and Griffin an investment fee equal to 3.0% of the funds provided through the standby purchaser, which fee shall be allocated 75% to Raymond James and 25% to Griffin. Upon closing of the subscription offering, we will pay Raymond James a marketing fee equal to 1.0% of the aggregate dollar value of all shares of the Company’s common stock sold through the subscription offering, excluding subscriptions by the directors and officers of Members Mutual. We have also paid Raymond James a non-refundable cash fee of $25,000 to serve as our records agent. Any retainer fees previously paid will be credited toward any investment fee payable.

In addition, whether or not the subscription offering is completed and in addition to any fees payable to Raymond James and Griffin, we will reimburse Raymond James and Griffin for all of their reasonable out-of-pocket expenses incurred in connection with, or arising out of, their engagement, up to a maximum of $50,000. In addition, Raymond James and Griffin will be reimbursed for the fees and the reasonable out-of-pocket expenses of their legal counsel, not to exceed $207,500. In the event of unusual circumstances or delays, or a resolicitation in connection with the subscription offering, this expense limit may be increased by mutual consent by an additional amount not to exceed $15,000 for fees of legal counsel and $5,000 for other out-of-pocket expenses. We have agreed to indemnify Raymond James and Griffin, together with their respective officers, directors, stockholders, employees, agents and controlling persons, from and against certain liabilities arising from their engagement with us.

Our directors and officers may participate in the solicitation of offers to purchase common stock. These persons will be reimbursed for their reasonable out-of-pocket expenses incurred in connection with the solicitation. Other trained employees of Members Mutual or its affiliates may assist in this offering in ministerial capacities, providing clerical work in effecting a sales transaction or answering questions of a ministerial nature. Questions of prospective purchasers will be directed to executive officers of Members Mutual or registered representatives of Raymond James. Our other employees have been instructed not to solicit offers to purchase shares of common stock or provide advice regarding the purchase of common stock. We will rely on Rule 3a4-1 under the Exchange Act, and sales of common stock will be conducted within the requirements of Rule 3a4-1, so as to permit officers, directors and employees to participate in the sale of common stock. None of our officers, directors or employees will be compensated in connection with their participation in this offering by the payment of commissions or other remuneration based either directly or indirectly on the transactions in the shares of common stock.

This offering will comply with the requirements of Rule 10b-9 under the Exchange Act.

Actuarial Opinion

We retained Milliman, Inc., an independent actuarial consulting firm, to advise us in connection with actuarial matters involved in the allocation of subscription rights and the establishment of the individual maximum purchase limitations. The opinion of Steven Schreiber, an independent consulting actuary associated with Milliman, dated July 31, 2018, relating to the proposed allocation of subscription rights among eligible members in consideration for the extinguishment of their membership interests in Members Mutual, states (in reliance upon the matters described in such opinion) that the principles and methodology for allocating consideration among the eligible members and for allocating shares in the event of an over subscription, each as set forth in the plan of conversion, are fair and equitable from an actuarial point of view. The opinion of Steven Schreiber is an exhibit to the registration statement of which this prospectus is a part, and is available for inspection in the manner set forth in the section titled “Additional Information.” A copy of the actuarial opinion is also on file and available for inspection at our principal executive offices.

Proposed Management Purchases

The following table lists the approximate number of shares of common stock that each of the directors and executive officers of Members Mutual and their associates intend to purchase in this offering. In addition, other officers of Members Mutual have indicated their intention to subscribe for an aggregate of 461,600 shares in this offering. The directors and executive officers listed below do not have any agreements or obligation to purchase the amounts shown below. Subject to the purchase limitations described above, each director or executive officer may elect to purchase an amount greater or less than those shown below. For purposes of the following table, we have assumed that sufficient shares will be available to satisfy subscriptions at the minimum and the maximum of the offering range.

			Percent of Stock Owned
Name	Amount ($)	Number of Shares	Minimum (%)	Maximum (%)
Directors:
Linda W. Bynoe	$750,000	75,000	*	*
Steven A. Groot	2,000,000	200,000	1.3	1.0
Richard A. Hemmings	1,500,000	150,000	1.0	*
James E. Hohmann	4,500,000	450,000	3.0	2.2
Jim W. Schacht	100,000	10,000	*	*
John A. Fibiger	100,000	10,000	*	*
Executive Officers (who are not also directors):
James C. Harkensee	2,500,000	250,000	1.7	1.2
Chris S. Kim	900,000	90,000	*	*
John Buchanan	750,000	75,000	*	*
Laura R. Zimmerman	800,000	80,000	*	*
Chris Campbell	1,500,000	150,000	1.0	*

All Directors and Executive Officers as a Group (11 persons)	$15,400,000	1,540,000	10.4	7.7
All Directors and Officers as a Group (20 persons)	$20,016,000	2,001,600	13.5	9.9

Limitations on Resales

The common stock issued in this offering will be freely transferable under the Securities Act of 1933. However, the transfer of shares purchased by the directors and officers of Members Mutual pursuant to subscription rights granted to them will be restricted for a period of one year from the effective date of the conversion pursuant to the plan of conversion and Section 59.1(7)(a)(iii) of the Illinois Insurance Code. The directors and executive officers of Vericity also are subject to additional resale restrictions under Rule 144 of the Securities Act of 1933. Shares of common stock issued to directors and officers will bear a legend giving appropriate notice of these restrictions. We will give instructions to the transfer agent for the common stock regarding these transfer restrictions. Any shares issued to the directors and officers of Vericity as a stock dividend, stock split or otherwise with respect to restricted stock will be subject to the same restrictions. Shares acquired by the directors and executive officers after the completion of this offering will be subject to the requirements of Rule 144. See “Management—Directors and Executive Officers.” The shares purchased by the standby purchaser will be restricted securities and subject to trading limitations under applicable law and the standby purchase agreement.

The Appraisal

The plan of conversion requires that the total number of shares of common stock to be issued in this offering must be based on the estimated consolidated pro forma market value of the converted Members Mutual, as determined on the basis of an independent evaluation. This pro forma market value may be that value that is estimated to be necessary to attract full subscription for the shares, as indicated by the independent evaluation, which we refer to as the appraisal.

The plan of conversion requires that the appraisal be made by an independent appraiser experienced in the valuation of insurance companies. In January 2018, we retained Boenning & Scattergood, Inc., or Boenning, to determine the estimated consolidated pro forma market value and corresponding valuation range for this offering. Under our plan of conversion, the valuation range means the range of the value of the total number of shares of common stock to be issued in this offering, based on the estimated consolidated pro forma market value of converted Members Mutual in accordance with Section 59.1(6)(f) of the Illinois Insurance Code. Boenning is engaged regularly in the valuation of insurance companies and other financial institutions. Except for our retention of Boenning in 2013 and 2016 in connection with our evaluation of completing the conversion at that time, there is no pre-existing relationship between Boenning and Members Mutual. Boenning will be paid a fixed fee of $150,000 plus out-of-pocket expenses. This fee is not contingent on the completion of the offering. We agreed, among other things, to indemnify Boenning from and against any and all loss or expenses, including reasonable attorney’s fees, in connection with its appraisal and other services, except if such loss or expenses are the result of willful misconduct or gross negligence on the part of Boenning.

Boenning made its appraisal in reliance upon the information provided by our management, including the financial statements. Boenning also considered the following factors, among others:

•	the present operating results and financial condition of the Company and current economic conditions;

•	certain historical, financial and other information relating to the Company;

•	a comparative evaluation of the operating and financial statistics of the Company with those of other similarly situated publicly traded insurance companies;

•	the aggregate size of the offering of the common stock of Vericity, Inc., determined by Boenning;

•	the impact of the conversion offering on our net worth and earnings potential as determined by Boenning;

•	the trading market for securities of comparable institutions and general conditions in the market for such securities; and

•	the value which Boenning estimates to be necessary to attract a full subscription of our common stock.

In conducting its analysis of Members Mutual, Boenning placed emphasis on various financial and operating characteristics of Members Mutual, including our lines of business and competitive position in the industry, our relative size and premium volume, our lack of profitability in recent years, and our ratio of equity capital to total assets.

Members Mutual’s board of directors met with representatives of Boenning on July 31, 2018. Boenning reviewed the appraisal with the board of directors, including the factors considered by Boenning in reaching its conclusion and the assumptions made and the methodology used by Boenning. Boenning’s representatives also answered the questions presented by the Board regarding the appraisal.

In preparing the appraisal, Boenning visited the Company’s offices in Chicago, IL and Bellevue, WA in connection with a prior appraisal and conducted discussions with our management concerning our business and future prospects. Boenning reviewed and discussed with our management our unaudited GAAP and statutory financial statements for the years ended December 31, 2015, December 31, 2016 and December 31, 2017.

In deriving the estimated consolidated pro forma market value of converted Members Mutual, Boenning utilized the comparative market valuation approach. The comparative market valuation approach estimates a value by reviewing the relevant market pricing characteristics of comparable companies that are publicly traded. Since there are no publicly traded companies that are truly comparable to the Company, Boenning selected a peer group of publicly-traded life and health (“L&H”) insurance companies that potentially share similar operating and valuation characteristics with the Company based on a review of selected financial data for L&H insurance companies listed on U.S. stock exchanges as compiled from data obtained from S&P Global Market Intelligence (“Capital IQ” or “SNL Financial”), a leading provider of financial and market data. In general, Boenning considered operating characteristics and marketability and liquidity factors to select the individual members of the Comparable Group from the universe of publicly-traded L&H insurance companies (“Public L&H Insurance Group”). The operating characteristics included financial variables such as profitability, capitalization, growth, risk exposure, liquidity, and other factors such as lines of business and management strategies. Marketability and liquidity factors included the relative ease and promptness with which a security may be sold when desired, the existence of buying interest as well as selling interest, trading volumes, and the spread between the bid and ask price for a security. Boenning’s initial screen of the Public L&H Insurance Group produced a list of 22 L&H insurance companies with assets ranging from $49.0 million to $832.1 billion and equity ranging from $2.2 million to $58.9 billion. Boenning further refined this list to a group of six comparable companies (the “Comparable Group”) based on criteria relating to total equity size, level of life premiums to total premiums written, operating performance issues and target market segment. While none of the companies in the Comparable Group is a perfectly comparable company from a valuation standpoint, Boenning determined that the Comparable Group on the whole provided a meaningful basis of financial comparison for its valuation purposes.

The following table sets forth the publicly traded insurance companies used by Boenning in its comparative market valuation approach and certain financial data reviewed by Boenning regarding these companies and Members Mutual as of or for the year ended December 31, 2017 (unless otherwise noted).

	Operating Performance of the Comparable Group
Company Name	Ticker	Total Policy Income ($000)	Total Revenue ($000)	Policy Income/ Equity (%)	Net Income ($000)	Inv. Yield (%)	ROAA (%)	ROAE (%)	3 Year Average		Net Margin (%)
									ROAA (%)	ROAE (%)
Torchmark Corporation	TMK	3,282,935	4,155,573	52.68	1,454,494	5.13	6.46	28.57	3.88	17.39	35.00
Primerica, Inc.	PRI	961,338	1,689,102	67.74	350,255	2.90	2.93	27.38	2.23	20.54	20.74
FBL Financial Group, Inc.	FFG	308,683	735,478	22.23	194,355	4.96	1.98	15.55	1.45	11.29	26.43
Kansas City Life Insurance Company	KCLI	293,953	450,702	39.88	51,541	4.28	1.15	7.34	0.76	4.85	11.44
Security National Financial Corporation	SNFCA	70,412	276,925	47.39	14,113	4.94	1.44	10.22	1.59	10.99	5.10
UTG, Inc.	UTGN	7,457	28,734	6.75	4,813	5.82	1.19	4.94	0.62	2.66	16.75

Group Aggregate
Comparable Group Mean		820,796	1,222,752	39.45	344,929	4.67	2.53	15.67	1.76	11.29	19.24
Comparable Group Median		301,318	593,090	43.64	122,948	4.95	1.71	12.88	1.52	11.14	18.74
MMHC		82,873	115,870	42.24	(8,241)	3.85	(1.25)	(4.13)	(1.59)	(5.03)	(7.11)

Source: SNL Financial and company financial statements

The Company’s total revenue of $115.9 million for the year ended December 31, 2017 was within the range of the Comparable Group, but materially below the Comparable Group’s mean and median total revenue of $1.2 billion and $593.1 million, respectively. All of the companies in the Comparable Group had positive return on average assets (“ROAA”) and return on average equity (“ROAE”) for the year ended December 31, 2017, and all of the companies in the Comparable Group had positive ROAA and ROAE over a three year average. Members Mutual generated losses over the year ended December 31, 2017, with ROAA and ROAE that were both negative at (1.25%) and (4.13%). Members Mutual’s ROAA and ROAE compared unfavorably to the Comparable Group during the last three years, as the Company generated negative returns whereas the Comparable Group medians were meaningfully positive. The Company’s total policy income of $82.9 million for the year ended December 31, 2017 was in the lower half of the range of the Comparable Group. The Comparable Group’s mean and median total policy income was $820.8 million and $301.3 million, respectively. Additionally, Members Mutual had an investment yield of 3.85%, which was lower than the Comparable Group’s median of 4.95%. Members Mutual’s net margin of (7.11%) was also lower than the Comparable Group’s mean of 19.24% and median of 18.74%.

The following tables compares the Company with the Comparable Group in regard to selected ratios commonly used as life insurance industry metrics.

Ratio Analysis of the Comparable Group As of and for Fiscal Period Ended 12/31/2017 Unless Otherwise Noted
		Lapse & Surrender Ratio (%)	Benefit Ratio (%)	Expense Ratio (%)	Commission Ratio (%)	Surplus Notes/ C&S (%)	Dividend Payout Ratio (%)	Fixed Maturities/ Total Investments (%)	Effective Tax Rate (%)
Torchmark Corporation	TMK	21.02	43.31	16.30	29.41	4.18	4.91	95.69	(75.56)
Primerica, Inc.	PRI	8.85	11.05	62.49	106.14	0.00	10.25	97.31	7.71
FBL Financial Group, Inc.	FFG	5.10	43.82	15.09	9.61	0.00	42.06	83.33	(28.62)
Kansas City Life Insurance Company	KCLI	5.64	84.08	20.46	13.21	0.00	20.30	72.20	(75.49)
Security National Financial Corporation	SNFCA	10.01	55.41	22.10	24.87	46.92	0.00	36.49	(87.37)
UTG, Inc.	UTGN	3.28	232.19	137.80	3.28	0.00	0.00	53.49	(45.58)

Group Aggregate
Comparable Group Mean		8.98	78.31	45.71	31.09	8.52	12.92	73.08	(50.82)
Comparable Group Median		7.24	49.61	21.28	19.04	0.00	7.58	77.76	(60.54)
MMHC		11.82	43.83	53.37	60.12	0.00	687.60	85.91	NM

Source: SNL Financial and Company financial statements

The Company’s benefit ratio for the fiscal period ended December 31, 2017 of 43.8% was lower than the Comparable Group’s median benefit ratio of 49.6% and below (more favorable than) the Comparable Group’s mean of 78.3%. The benefit ratio includes death benefits, matured endowments, annuity benefits, accident & health benefits, guarantees, group conversions, and life contingent contract pay as a percent of premiums, annuity considerations and considerations for supplementary contracts with life contingencies. Members Mutual’s expense ratio was 53.4% for the fiscal period ended December 31, 2017, which was within the range, but above (“worse than”) than the median of 21.3% of the Comparable Group. The fiscal period ended December 31, 2017 commission ratio for Members Mutual was 60.1%, which is markedly higher (less favorable) than the Comparable Group’s mean and median.

The following table summarizes certain key financial comparisons between the Company and the Comparable Group, based on Members Mutual’s fiscal year ended December 31, 2017 financials.

Financial Condition of the Comparable Group As of 12/31/2017 Unless Otherwise Noted
Company	Ticker	Total Assets ($000)	Total Policy Reserves ($000)	Total Equity ($000)	Tangible Equity ($000)	Cash and Investments ($000)	Cash & Investments/ Policy Reserves (%)	Cash and Investments / Assets (%)	Policy Reserves / Equity (x)	Total Equity / Assets (%)	Tangible Equity / Assets (%)
Torchmark Corporation	TMK	23,474,985	13,931,831	6,231,421	5,789,830	17,853,047	128.15	76.05	2.24	26.54	24.66
Primerica, Inc.	PRI	12,460,703	6,640,409	1,419,101	1,367,588	3,025,105	45.56	24.28	4.68	11.39	10.98
FBL Financial Group, Inc.	FFG	10,066,613	7,684,593	1,388,850	1,378,911	8,803,179	114.56	87.45	5.53	13.80	13.70
Kansas City Life Insurance Company	KCLI	4,530,670	3,213,903	737,155	737,155	3,520,893	109.55	77.71	4.36	16.27	16.27
Security National Financial Corporation	SNFCA	982,173	608,969	148,568	145,802	671,157	110.21	68.33	4.10	15.13	14.84
UTG, Inc.	UTGN	406,445	278,257	110,432	110,432	359,220	129.10	88.38	2.52	27.17	27.17

Group Aggregate
Comparable Group Mean		8,653,598	5,392,994	1,672,588	1,588,286	5,705,434	106.19	70.37	3.90	18.38	17.94
Comparable Group Median		7,298,642	4,927,156	1,063,003	1,052,372	3,272,999	112.38	76.88	4.23	15.70	15.56
MMHC		666,414	437,692	196,203	194,323	404,826	92.49	60.75	2.23	29.44	29.16

Source: SNL Financial and Company financial statements

Members Mutual’s cash and investments of $404.8 million at December 31, 2017 were well below the Comparable Group’s mean and median of $5.7 billion and $3.3 billion, respectively. The Company’s total assets of $666.4 million at December 31, 2017 were significantly below both the Comparable Group’s mean of $8.7 billion, and median of $7.3 billion. The Company’s total equity of $196.2 million at December 31, 2017 was within the range of the Comparable Group, but significantly below the Comparable Group’s mean and median total equity of $1.7 billion and $1.1 billion, respectively. The Company’s tangible equity was $194.3 million at December 31, 2017, which was below the mean and median of the Comparable Group at $1.5 billion and $1.1 billion, respectively. The Company’s ratios of total equity to total assets and tangible equity to total assets were 29.4% and 29.2%, respectively, at December 31, 2017. These ratios significantly exceed the mean and median of the Comparable Group.

The following table sets forth certain market valuation data for the publicly traded insurance companies comprising the Comparable Group used by Boenning based on closing market prices as of April 11, 2018.

Trading Performance of Comparable Group
	Closing Price ($)	Market Value $MM	Price/ Book (%)	Price/ Tangible Book (%)	Price/ LTM EPS (x)	Price/ LTM Revenue (x)	Price/ Total Assets (%)	Total Equity/ Total Assets (%)	Current Dividend Yield (%)
Comparable Group
Torchmark Corporation	83.42	9,497.5	153.41	165.11	6.83	2.25	40.86	25.11	0.76
Primerica, Inc.	96.55	4,254.4	301.07	312.41	12.69	2.44	34.05	11.42	1.04
FBL Financial Group, Inc.	70.85	1,759.8	127.46	128.38	9.14	2.39	17.51	12.59	2.65
Kansas City Life Insurance Company	43.00	416.4	56.49	56.49	8.08	0.93	9.31	15.73	2.40
Security National Financial Corporation	5.38	86.7	58.22	59.32	6.18	0.31	8.83	15.13	0.00
UTG, Inc.	25.00	83.1	76.08	76.08	17.36	2.88	20.39	27.17	0.00

Source: SNL Financial.

Boenning reviewed the trading market price ratios of the Comparable Group for the purpose of developing valuation ratio benchmarks to reach an estimate of value for converted Members Mutual. The principal valuation measure considered by Boenning was the price-to-book value ratio. Boenning also considered the price-to-revenue, the price-to-earnings and price-to-assets ratios. Based on the quantitative and qualitative comparisons with the selected group of publicly traded companies, Boenning applied adjusted market pricing ratios to our pro forma financial data to determine our estimated consolidated pro forma market value. The market pricing ratios determined by Boenning took into account market value adjustments for our size, our earnings prospects, our management, liquidity of our shares of common stock, subscription interest, stock market conditions, dividend outlook and the new issue discount warranted for an equity securities offering.

Boenning determined that the price-to-earnings ratio was not applicable due to our lack of profitability historically and in the most recent reporting periods. Boenning believes price-to-book value is the primary determinant of an investor’s interest in a subscription rights conversion of an insurance company. Thus, the price-to-book value ratio takes on additional meaning as a valuation metric. Based on its comparative analyses, Boenning determined that a discount range of approximately 50% to 60% relative to the comparative group based on the price-to-book value ratio is warranted. In Boenning’s opinion, these levels of discounts based on the previously discussed market value adjustments for size, earnings prospects, management, liquidity of the issue, subscription interest, stock market conditions, dividend outlook and the new issue discount are reasonable and appropriate for determining the estimated consolidated pro forma market value relative to the Comparable Group’s trading ratios.

Boenning’s appraisal of our estimated consolidated pro forma market value was prepared as of April 11, 2018. Boenning has agreed to update its appraisal as may be requested by us. These updates will consider developments in general stock market conditions, current stock market valuations for selected insurance companies, the results of the subscription offering, and the recent financial condition and operating performance of Members Mutual.

On the basis of the foregoing, Boenning provided its report, dated April 11, 2018, that the estimated consolidated pro forma market value of converted Members Mutual is $175,000,000, representing a pro forma price-to-book ratio of 51% and the value of the range of the total number of shares of common stock to be issued in the offering is between $148,750,000 and $201,250,000. We determined that the common stock should be sold at $10.00 per share, resulting in a range of 14,875,000 to 20,125,000 shares of common stock being offered in this offering.

If, based on subsequent developments in our financial condition or market conditions generally, the offering range is updated to amend the pro forma market value of converted Members Mutual, we may cancel the offering, extend the offering period and establish a new offering range, hold a new offering or take any other action we deem necessary or advisable, subject to making or obtaining any required regulatory filings or approvals, as applicable.

The appraisal report of Boenning is an exhibit to the registration statement of which this prospectus is a part and is available for inspection in the manner set forth under “Additional Information.”

The Illinois Director of Insurance is required to review and approve the plan of conversion, including the appraisal prepared by Boenning in connection with this offering.

The preceding summary of the appraisal report summarizes the material analyses performed by Boenning, but is not a complete description of all the analyses underlying Boenning’s appraisal. The summary includes information presented in tabular and text format. In order to fully understand the financial analyses, the tables must be read together with the accompanying text and the entire appraisal report. These tables alone do not constitute a complete description of the financial analyses performed by Boenning. The preceding summary is qualified in its entirety by the full appraisal report. Copies of the appraisal report are on file and available for inspection at our principal executive offices. Any subsequent updated appraisal report of Boenning will be available for inspection.

The appraisal is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing common stock. In preparing the appraisal, Boenning & Scattergood, Inc. relied upon and assumed the accuracy and completeness of financial, statistical and other information provided to it by Members Mutual. Boenning & Scattergood, Inc. did not independently verify the financial statements and other information provided to it by Members Mutual, nor did Boenning & Scattergood, Inc. value independently our assets and liabilities. The appraisal considers Members Mutual only as a going concern and should not be considered as an indication of our liquidation value. The appraisal is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time. We cannot assure you that persons purchasing common stock will be able to sell such shares at or above the initial purchase price.

FEDERAL INCOME TAX CONSIDERATIONS

General

The following is a general discussion of certain material United States federal income tax considerations with respect to:

•	Members Mutual upon the conversion of Members Mutual from a mutual holding company to a stock holding company; and

•

eligible members that are U.S. Persons that hold their membership interests in Members Mutual as a capital asset within the meaning of Section 1221 of the Code, of the receipt, exercise, and expiration of subscription rights to purchase shares of the common stock of Vericity (which we refer to as our common stock) in the subscription offering.

The following discussion is based, primarily, on private letter rulings that have been issued by the IRS to certain corporations unrelated to Vericity that have engaged in transactions that are analogous to the conversion. Under the Code, private letter rulings are directed only to the taxpayer that requested the rulings and they may not be used or cited as precedent by other taxpayers. Additionally, aspects of this discussion were prepared, in part, by reference to current provisions of the Code, Treasury Regulations, administrative rulings, and court decisions, all as in effect on the date hereof and all of which are subject to change (possibly with retroactive effect) and to differing interpretations. No ruling has been or will be requested from the IRS regarding any matter discussed herein. Accordingly, no assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any part of this discussion.

The following discussion is directed solely to eligible members of Members Mutual that are U.S. Persons and hold membership interests related to a qualifying policy as a capital asset within the meaning of Section 1221 of the Code. This discussion does not purport to address all aspects of U.S. federal income taxation that may be relevant to a U.S. Person in light of its particular circumstances or that may apply to a U.S. Person subject to special treatment under the U.S. federal income tax laws (including, for example, banks or other financial institutions, mutual funds, certain expatriates, dealers or brokers in securities or foreign currencies, traders in securities that elect to apply a mark-to-market method of accounting, insurance companies, controlled foreign corporations, passive foreign investment companies, tax-exempt organizations, governmental agencies or instrumentalities, entities or arrangements treated as partnerships for U.S. federal income tax purposes, subchapter S corporations, or other pass-through entities (or investors in such partnerships, subchapter S corporations, or other pass-through entities), retirement plans, individual retirement accounts or other tax-deferred accounts, real estate investment trusts, regulated investment companies, holders subject to the alternative minimum tax, U.S. holders that have a “functional currency” other than the U.S. dollar, or tax-exempt organizations). This discussion does not address state, local, non-U.S., and U.S. federal non-income tax consequences of the proposed transactions.

If a partnership (including for this purpose any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds membership interests related to a qualifying policy, the tax treatment of a person treated as a partner in such partnership will generally depend on the status of the partner, the activities of the partnership, and certain determinations made at the partnership level. If you are, for U.S. federal income tax purposes, a partner of a partnership that holds membership interests related to a qualifying policy, you should consult your tax advisor.

For purposes of this discussion, the term “U.S. Person” means (a) a citizen or resident of the United States, (b) a corporation, or entity treated as corporation for United States federal income tax purposes, created or organized in or under the laws of the United States or any political subdivision thereof, (c) an estate the income of which is subject to United States federal income taxation regardless of its source, or (d) a trust which (i) is subject to the primary supervision of a court within the United Sates and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. Person.

This discussion does not constitute tax advice and is not intended to be a substitute for careful tax planning. Each eligible member is urged to consult its own tax advisor with respect to the U.S. federal, state, local and non-U.S. income and other tax consequences of the receipt, exercise, and expiration of subscription rights to purchase shares of our common stock in the subscription offering. Each prospective purchaser of shares of our common stock is urged to consult its own tax advisor with respect to the U.S. federal, state, local, and non-U.S. income and other tax consequences of the acquisition, ownership, and disposition of shares of our common stock purchased pursuant to this offering.

The Conversion

For federal income tax purposes:

•	the conversion of Members Mutual from a mutual holding company to a stock holding company should constitute a reorganization within the meaning of Section 368(a)(1) of the Code;

•	Members Mutual in its post-conversion stock form should constitute the same taxable entity as Members Mutual in its pre-conversion mutual insurance company form;

•	neither Members Mutual in its pre-conversion mutual insurance company form nor Members Mutual in its post-conversion stock form should recognize gain or loss as a result of the conversion; and

•

the tax attributes of Members Mutual in its pre-conversion mutual insurance company form should remain unchanged as tax attributes of Members Mutual in its post-conversion stock form (thus, Members Mutual’s basis in its assets, holding period for its assets, net operating loss carryovers, if any, capital loss carryovers, if any, earnings and profits and accounting methods will not be changed by reason of the conversion).

Tax Consequences of Subscription Rights to Eligible Members

The federal income tax consequences of the receipt, exercise, and expiration of subscription rights are uncertain. They present novel issues of tax law that are not adequately addressed by any direct authorities. Nevertheless, we believe that for U.S. federal income tax purposes:

•	Eligible members should be treated as transferring their membership interests in Members Mutual to Vericity in exchange for subscription rights to purchase Vericity common stock.

•	Any gain realized by an eligible member as a result of the receipt of a subscription right with a fair market value should be recognized, whether or not such right is exercised.

•

The amount of gain that should be recognized by an eligible member as a result of the receipt of a subscription right should equal the amount by which the fair market value of such subscription right exceeds such eligible member’s basis, if any, in the exchanged membership interest.

•	The tax basis of any subscription right to an eligible member should be equal to the amount of gain recognized by an eligible member in respect of such subscription right.

•

Any gain recognized by an eligible member as a result of the receipt of a subscription right with a fair market value should constitute a capital gain, which should be long term capital gain if the eligible member has held its membership interest for more than one year.

•

If an eligible member is required to recognize gain on the receipt of a subscription right and does not exercise such subscription right, (i) the eligible member should recognize a corresponding loss upon the expiration or lapse of such member’s unexercised subscription right, (ii) the amount of that loss should equal the gain previously recognized upon receipt of the unexercised subscription right, and (iii) if the common stock that an eligible member would have received upon exercise of the lapsed subscription right would have constituted a capital asset in the hands of that eligible member, the resulting loss upon expiration of the subscription right should constitute a capital loss (and in all likelihood, a short-term loss).

Tax Basis in Membership Interests. The IRS has traditionally asserted that the basis of a taxpayer, such as an eligible member, in its membership interest in a mutual company such as Members Mutual equals zero. The general view of the IRS in this regard is that the payment by a policyholder of a mutual insurance company of the premiums called for by the underlying insurance policy represents payment for the cost of insurance, rather than for the membership interest aspect of the policyholder’s interest. As a result, the policyholder’s basis in the membership interest is deemed to be zero.

We call to your attention, however, that there is a conflict among the courts as to whether a policyholder has a tax basis in membership rights that gets transferred to shares of stock received by the policyholder in the course of a demutualization of an insurance company. In Fisher v. United States, 82 Fed. Cl. 780 (Fed. Cl. 2008), aff’d 333 Fed. Appx. 572 (Fed. Cir. 2009), the United States Court of Federal Claims held that a policyholder of a mutual insurance company that, in the course of a demutualization that constituted a reorganization under the Code, (a) exchanged its membership interest in the insurer for shares of the common stock of a new holding company and (b) later sold such shares, did not realize any income for federal income tax purposes on the sale of such shares, because the amount realized by the policyholder on such sale was less than the policyholder’s cost basis in its insurance policy as a whole. The opinion in the Fisher case is contrary to the long-

standing published position of the IRS that the basis of stock received by a policyholder in the course of a mutual insurance company’s demutualization in a series of transactions that constitute a reorganization within the meaning of Section 368(a) of the Code is zero. The Fisher decision is also based upon facts that may be peculiar to that case. The Ninth Circuit Court of Appeals in the case of Dorrance v. United States, 808 F.3d 479 (9th Cir. 2015), ruled that a taxpayer owning insurance policies in a mutual insurance company had a zero tax basis in the attendant membership rights which accompanied such policy ownership, affirming the position of the IRS. The Ninth Circuit in Dorrance overturned a taxpayer-friendly district court decision, which had held that the basis in the underlying policies should be equitably apportioned between the insurance aspect of the policy and the membership interest aspect of such policy. In addition, another case which had held that a portion of the taxpayer’s premium payments should not be allocated to shares received in a demutualization was affirmed on appeal. Reuben v. United States, 111 AFTR 2d 2013-620 (C.D. Cal. 2013), aff’d, 117 AFTR 2d 2016-333 (9th Cir. 2016). The IRS also expressed its disagreement with the holding of Fisher. Info. Letters, IRS INFO 2011-0054 (June 24, 2011) (“The IRS does not agree with Fisher. The IRS view is that a taxpayer realizes income to the extent that the stock sales proceeds exceed the taxpayer’s payments (cost basis), if any, for the equity interest. The taxpayer has the burden of proving the amount paid for the equity interest. Because the IRS disagrees with the Fisher holding, the IRS will continue to litigate the issue.”).

The legal precedents regarding whether a policyholder has a tax basis in membership rights are complex and conflicting, and may depend upon the facts applicable to the particular situation. Furthermore, the plan of conversion and the law considered by the courts in the above cases are potentially distinguishable from Members Mutual’s plan of conversion and the corresponding law of Illinois. Nevertheless, if the principles articulated by the court in Fisher, rather than those articulated by the court in Dorrance (and traditionally by the IRS), were determined to be applicable to the subscription offering, an eligible member could have a tax basis in its membership rights from premium payments made by the eligible member, and that tax basis would (a) reduce any gain attributable to the fair market value of the subscription rights received by the eligible member, and (b) be added to the basis of the shares of our common stock purchased by an eligible member pursuant to the exercise of subscription rights.

Eligible members should consult with their tax advisors regarding their ability to reflect a basis in their membership interests in calculating the amount of their gain or loss on the exchange of such interests for the subscription rights hereunder.

Value of Subscription Rights. Boenning & Scattergood, Inc. has advised us that it believes the subscription rights will not have any fair market value. Boenning & Scattergood, Inc. has noted that the subscription rights will be granted at no cost, will be nontransferable, nonnegotiable and of short duration, and will provide the recipient with the right only to purchase shares of our common stock at a price that is equal to the estimated pro forma market value of the Company, which will be the same price at which any unsubscribed shares will be sold to the standby purchaser. Boenning & Scattergood, Inc. cannot assure us, however, that the Internal Revenue Service will not challenge Boenning & Scattergood, Inc.’s determination or that such challenge, if made, would not be successful. If the subscription rights do have value, we note that there also exists uncertainty regarding the determination of the number of subscription rights deemed issued to each eligible member because such calculation depends on the number of eligible members who ultimately exercise subscription rights, how many subscription rights each eligible member exercises and how much the eligible members’ subscription rights may be cut back in the event of an oversubscription. Eligible members are encouraged to consult with their tax advisors about the U.S. federal, state, local and non-U.S. income and other tax consequences of the receipt, exercise, and lapse of subscription rights to purchase shares of our common stock in the subscription offering.

Basis and Holding Period of Stock Acquired through Exercise of a Subscription Right. The adjusted tax basis of a share of our common stock purchased by an eligible member pursuant to the exercise of a subscription right will equal the sum of the amount of cash paid for such share plus the basis, if any, of the subscription right that is exercised to purchase such share, taking into account the income and gain, if any, recognized by such eligible member on the receipt of such subscription right. The holding period of a share of our common stock purchased by an eligible member through the exercise of a subscription right will begin on the date on which the subscription right is exercised.

Tax Consequences of Subscription Rights to Directors and Officers

We believe, and intend to take the position, that the grant of subscription rights to the directors and officers of Members Mutual does not constitute a taxable event for the recipients of such rights. Instead, we believe that the grant of such rights should be treated as the grant of an option to acquire our common stock pursuant to Section 83 of the Code, and that such option should not be treated at grant as having a “readily ascertainable fair market value” within the meaning of this provision. As such, directors and officers of Members Mutual that are entitled to subscription rights should be treated as realizing income upon the exercise of such rights, in an amount equal to the excess of the value of our shares received upon such exercise over the purchase price for such shares. Any income so realized should be treated as compensation income for federal income tax purposes and potentially subject to the withholding and reporting rules applicable to compensation income. Directors and officers of Members Mutual should consult with their tax advisors with respect to the potential tax consequences to them of the receipt and exercise or lapse of subscription rights based on their particular circumstances.

DUE TO THE INDIVIDUAL AND SOMETIMES UNCERTAIN NATURE OF THE FEDERAL INCOME TAX CONSEQUENCES ASSOCIATED WITH THE RECEIPT, EXERCISE, AND EXPIRATION OF THE SUBSCRIPTION RIGHTS HEREUNDER, EACH ELIGIBLE MEMBER AND EACH DIRECTOR AND OFFICER OF MEMBERS MUTUAL IN THIS OFFERING IS URGED TO CONSULT HIS OR HER TAX AND FINANCIAL ADVISOR REGARDING SUCH TAX CONSEQUENCES, AS WELL AS ANY STATE, LOCAL, OR OTHER NON-FEDERAL TAX CONSEQUENCES.

MANAGEMENT

Directors and Executive Officers

The table below provides information about the directors and executive officers of Vericity as of the closing of this offering.

Name	Age	Position
James E. Hohmann	62	Director, Chief Executive Officer, and President
James C. Harkensee	60	President and Chief Operating Officer of Fidelity Life
Chris S. Kim	47	Executive Vice President, Chief Financial Officer and Treasurer
John Buchanan	48	Executive Vice President, General Counsel and Corporate Secretary
Chris Campbell	48	President and Chief Operating Officer of Efinancial
Laura R. Zimmerman	60	Executive Vice President and Chief Marketing Officer
[●]	[●]	Director and Chairman Nominee
[●]	[●]	Director Nominee
[●]	[●]	Director Nominee
[●]	[●]	Director Nominee
Richard A. Hemmings	71	Director
James W. Schacht	76	Director

Directors

We believe our board of directors should be composed of individuals with sophistication and experience in many substantive areas that impact our business. In this regard, we believe experience, qualifications or skills in the following areas are the most important: the life insurance industry; insurance company operations; legal/regulatory matters relating to life insurance companies; marketing; direct distribution and technology. We seek to select individuals who possess the personal and professional qualifications necessary for service on our board. Set forth below is biographical information for our directors:

Richard A. Hemmings has served as the Chairman of the board of directors of Members Mutual since its formation in 2007. From 2007 until 2014, Mr. Hemmings also served as the President and Chief Executive Officer of Members Mutual. Mr. Hemmings also served as the Chairman of the board of directors, Chief Executive Officer (and prior to 2012, President) of Fidelity Life, positions held by him from 2005 to 2014. Mr. Hemmings became a director of Fidelity Life in 2002. Mr. Hemmings was elected to the board of directors of Vericity in 2013. Prior to joining Fidelity Life in 2005, Mr. Hemmings was a partner in the Chicago law firm of Lord, Bissell & Brook LLP and was associated with the firm for 25 years. Mr. Hemmings also serves on the board of First MetLife Investors Insurance Company (NY), a position he has held for over 20 years. Fidelity Life does not do business in the State of New York, and First MetLife conducts its insurance business only in the State of New York.

Mr. Hemmings was selected to serve on our board of directors because of his experience in the life insurance industry; his knowledge of the legal and regulatory matters affecting our operations; and his executive experience with Members Mutual and Fidelity Life.

James E. Hohmann has served as a director, President, and Chief Executive Officer of Members Mutual, and as a director and Chief Executive Officer of Vericity since September 2014. For approximately two years prior thereto, Mr. Hohmann worked as a private consultant in the life insurance industry, including providing consulting services for Members Mutual. From April 2009 until June 2012, Mr. Hohmann served as a director, President, and Chief Executive Officer of FBL Financial Group, an individual life insurance and annuity products company. From January 2007 until January 2009, Mr. Hohmann was an executive officer of Allstate Corporation with accountabilities as President and Chief Executive Officer of Allstate Financial. From December 2004 until December 2006, Mr. Hohmann was President and Chief Operating Officer of Conseco, Inc. Earlier, he worked for nearly 13 years as a management consultant, first for KPMG Peat Marwick, followed by Tillinghast/Towers Perrin (now Willis Towers Watson) where he was Managing Principal of the Chicago Life Practice.

Mr. Hohmann is a former member of the Board of Directors of American Council of Life Insurers and the Board of Governors for the Property Casualty Insurance Association of America. He also currently serves on the Board of Directors of Bankers Trust (non-public). He is a Fellow of the Society of Actuaries and a Member of the American Academy of Actuaries.

Mr. Hohmann was selected to serve on our board of directors because of his executive leadership experience, his expertise in insurance and financial services, and his actuarial background.

James W. Schacht has served as the President of The Schacht Group, Inc., which advises national and international clients with respect to insurance and regulatory matters, since its founding in 2008. Prior thereto, Mr. Schacht was for thirteen years a Managing Director at two international consulting firms. Mr. Schacht has over 45 years of broad-based experience in the insurance industry and all areas of insurance regulation. Mr. Schacht has served as an expert consultant and witness on a variety of insurance, reinsurance, and regulatory issues in litigation, and advises clients on new insurance products, organizing insurance companies, financial and reporting requirements, and securing regulatory approval for a variety of transactions. Mr. Schacht served as the Director of the Illinois Department of Insurance on three occasions. Mr. Schacht has served on the board of directors of Members Mutual since 2007. Mr. Schacht was elected to the board of directors of Vericity in 2013.

Mr. Schacht was selected to serve on our board of directors because of his experience in the insurance industry and his knowledge of legal and regulatory matters affecting our operations.

Executive Officers

Set forth below is biographical information for our executive officers (except for Mr. Hohmann, whose biographical information is set forth above):

James C. Harkensee has served as President and Chief Operating Officer of Fidelity Life since November 2012. From July 1, 2013 to August 4, 2014, Mr. Harkensee served as Interim Chief Financial Officer of Members Mutual. Prior to that, Mr. Harkensee served in various capacities at Fidelity Life, including most recently as Vice President of Product and Corporate Development and prior to that as President of America Direct Insurance Agency, Inc., a subsidiary of Fidelity Life, which he joined in 2005. He was formerly President of Zurich Direct, a direct marketing insurance agency. Mr. Harkensee began his career at Bankers Life & Casualty in 1980, later joining Zurich Life, where he was promoted to Chief Actuary. He is a Fellow of the Society of Actuaries.

Chris S. Kim has served as Chief Financial Officer of Vericity and Members Mutual since August 2014. Prior thereto, Mr. Kim served as Chief Accounting Officer of Members Mutual since June 2013. Mr. Kim has over twenty years of experience in public accounting and controllership with a focus on property and casualty and life insurers. He has extensive experience in advising public companies on accounting and financial reporting matters related to capital raising activities and advising clients on complex accounting matters. Prior to joining Members Mutual, he was employed by PricewaterhouseCoopers LLC for a total of seventeen years within the audit and transaction services practice in Kansas City, Chicago, and New York, from 1995-2002 and again from 2004-2013. From 2002-2004, Mr. Kim held the position of Assistant Controller with Employers Reinsurance Corporation, a subsidiary of GE Capital.

John Buchanan has served as Executive Vice President, General Counsel and Corporate Secretary of Vericity and Members Mutual since February 19, 2016. Prior thereto, from 1995 to February 2016, Mr. Buchanan served in various legal roles during a twenty year career at Allstate Insurance Company most recently as Chief Counsel supporting Allstate’s agency operations from July 2014 to February 2016, and prior to that as Corporate Counsel supporting direct sales from July 2009 until July 2014. Among other positions at Allstate, Mr. Buchanan led several legal teams within Allstate’s P&C and life insurance operations, including acting as lead counsel for Allstate Life of New York. He also served as lead counsel to Allstate’s Chief Marketing Officer and Lead Counsel to Allstate’s Eastern Region President. Mr. Buchanan served as Secretary on NJ Life and Health Guaranty Fund boards. Mr. Buchanan began his career as a trial attorney with dozens of jury and bench trials on insurance matters.

Chris Campbell has served as President and Chief Operating Officer of Efinancial since July 2017. Mr. Campbell has over 25 years of experience in the insurance industry. Prior to joining Efinancial, he served in various roles at CNO Financial from 2010 to 2017, most recently as SVP Marketing and Communications from 2013 to 2017, where he led initiatives that improved productivity and increased ROI, including the company’s transformation from print to digital marketing. He also previously served as Director of Strategy and Business Development at Allstate Financial. He began his career in management consulting, where he developed competitive and growth strategies for Fortune 1000 firms.

Laura R. Zimmerman has served as Executive Vice President and Chief Marketing Officer of Vericity and Members Mutual since February 2016. Prior thereto, Ms. Zimmerman served as Vice President, Chief Marketing Officer, Group Worksite, at The Guardian Life Insurance Company of America from July 2014 to February 2016, where she led marketing and enrollment services for the employee benefits division. Prior thereto, Ms. Zimmerman served as the Managing Director at Bridgestar Solutions, LLC from July 2013 to June 2014. Prior thereto, Ms. Zimmerman served as Senior Vice President for Aon Hewitt from November 2011 to June 2012, where she led marketing and advertising strategy. Before joining Aon Hewitt, Ms. Zimmerman served as Managing Director, Head of Marketing and Product at Legg Mason Global Asset Management from June 2010 to June 2011. Prior thereto, Ms. Zimmerman served in various positions during a thirteen year career at Allstate Insurance Company. Among other positions at Allstate, Ms. Zimmerman served as Chief Strategy Officer for Allstate’s financial services division.

Corporate Governance

Overview of Our Board Structure

If the eligible members and the directors and officers of Members Mutual do not collectively purchase in the subscription offering a majority of the shares offered at the minimum of the offering range, the standby purchaser will be obligated to purchase a number of shares that will represent a majority of our outstanding shares of common stock. If more than a majority of the shares offered at the minimum of the offering range, but less than a majority at the maximum of the offering range, are purchased in the subscription offering, the standby purchaser may also acquire a majority of our outstanding shares of common stock by purchasing additional shares above the offering minimum but not more than the offering maximum. In that event, we would qualify as a “controlled company” within the meaning of the corporate governance rules of Nasdaq. “Controlled companies” under those rules are companies of which more than 50% of the voting power is held by an individual, a group or another company.

If we become a “controlled company” upon the completion of the offerings, we will avail ourselves of the “controlled company” exception under the Nasdaq rules and will not be subject to the Nasdaq listing requirements that would otherwise require us to have a board of directors comprised of a majority of independent directors, compensation of our executive officers determined by a majority of the independent directors or a compensation committee composed solely of independent directors and director nominees selected, or recommended for the board of director’s selection, either by a majority of the independent directors or a nominating committee composed solely of independent directors.

The standby purchase agreement and/or our bylaws contain provisions regarding our corporate governance and board structure, including:

•

the board of directors shall consist of designees appointed by the standby purchaser (the “standby purchaser designees”) and designees appointed by Vericity (the “company designees”). The number of company designees shall not exceed six or at any time be less than two, and the number of standby purchaser designees at any given time shall be one more than the number of company designees, but in no event less than three, provided that the standby purchaser may designate the minimum additional number of designees as necessary to comply with SEC and Nasdaq Stock Market rules relating to the number of independent directors serving on the board of directors or any committee of the board;

•

the compensation payable to the company designees may not be decreased without the consent of a majority of the company designees, and may not be increased without the consent of a majority of the standby purchaser designees;

•

in the event of any vacancy in the office of any standby purchaser designee or company designee, a majority of the remaining designees, as applicable, will have the right to designate a replacement to fill the vacancy, provided that in the case of a vacancy of a company designee, the standby purchaser may elect to reduce the size of the board of directors by two so long as one of the standby purchaser designees resigns, and provided further that in the event that there are no remaining company designees to designate a replacement, the advisory board shall have the right to designate a replacement company designee;

•

at any election of directors of Vericity, a majority of the standby purchaser designees will have the right to nominate the successors of the standby purchaser designees, and a majority of the company designees will have the right to nominate the successors of the company designees, provided that in the event that there are no remaining company designees to designate successors, the advisory board shall have the right to designate successor company designees; and

•

any transaction between the standby purchaser or any of its affiliates, on the one hand, and Vericity or any of its subsidiaries, on the other hand, shall be subject to approval by the company designees, other than ordinary course transactions on arm’s length terms.

If the eligible members and the directors and officers of Members Mutual collectively purchase in the subscription offering a majority of the shares offered at the maximum of the offering range, we will not be a “controlled company”.

Director Independence

We have undertaken a review of the composition of our board of directors and considered whether any director or director nominee has a relationship with us that could compromise that director or director nominee’s independent judgment in carrying out his or her responsibilities and all other facts and circumstances that the board of directors deemed relevant in determining their independence. Prior to the completion of this offering, we will confirm that among the company designees and the standby purchaser designees there are enough independent directors to comply with the independence requirements under the rules of the SEC and Nasdaq.

If we are a controlled company, our board of directors is not required to consist of a majority of directors who meet the definition of independent under the Nasdaq listing requirements, but the Audit Committee will be required to consist of directors meeting the Nasdaq standards for independent audit committee members.

There are no family relationships among any of our directors, director nominees or executive officers.

Committees of the Board of Directors

We will have the following committees of our board of directors in place upon the completion of this offering: the audit committee; the compensation committee; and the nominating and governance committee. Each of these committees will operate under a committee charter to be approved by our board of directors and available on our website at www.vericity.com. The composition, duties and responsibilities of our committees are as set forth below:

Audit Committee

The audit committee is responsible for the oversight of the integrity of our consolidated financial statements, our systems of internal control over financial reporting, our risk management, the qualifications and independence of our independent registered public accounting firm, the performance of our internal auditor and independent auditor and our compliance with applicable legal and regulatory requirements. The audit committee has the sole authority and responsibility to select, determine the compensation for, evaluate and, when appropriate, replace our independent registered public accounting firm. All audit and non-audit services, other than de minimis non-audit services, to be provided to us by our independent registered public accounting firm must be approved in advance by our audit committee. The audit committee also approves related-party transactions.

Our audit committee will be composed of [●] (chair), and [●]. Our board of directors has determined that each of the members of the audit committee meets the definition of “independent director” for purposes of serving on the audit committee under Rule 10A-3 and the Nasdaq Marketplace Rules. In addition, the board of directors has determined that [●] qualifies as an “audit committee financial expert” as such term is defined in Item 407(d)(5) under Regulation S-K.

Compensation Committee

The compensation committee is responsible for annually reviewing and approving the corporate goals and objectives relevant to the compensation of our Chief Executive Officer and evaluating our Chief Executive Officer’s performance in light of these goals; reviewing the compensation of our executive officers and other appropriate officers; reviewing and reporting to the board of directors on compensation of directors and board committee members; and administering our incentive and equity-based compensation plans.

Our compensation committee will be composed of [●] (chair), and [●]. If we are not a controlled company under the Nasdaq Marketplace Rules, each of the members of the compensation committee will be required to meet the definition of an “independent director” under the Nasdaq Marketplace Rules and the Exchange Act.

Nominating and Governance Committee

Our nominating and corporate governance committee will be composed of [●] (chair), and [●]. The nominating and governance committee will be responsible for identifying and recommending candidates for election to our board of directors and each committee of our board of directors, developing and recommending corporate governance guidelines to the board of directors and overseeing performance reviews of the board of directors, its committees and the individual members of the Board. If we are not a controlled company under the Nasdaq Marketplace Rules, each of the members of the nominating and governance committee will meet the definition of “independent director” under the Nasdaq Marketplace Rules and the Exchange Act.

Code of Ethics

We have adopted a code of business conduct and ethics applicable to our principal executive, financial and accounting officers and all persons performing similar functions. A copy of that code will be available on our website at www.vericity.com. We intend to disclose future amendments to certain provisions of our code of business conduct and ethics, or waivers of such provisions, on our website to the extent required by applicable rules and exchange requirements. The inclusion of our website address anywhere in this prospectus does not incorporate by reference the information on or accessible through our website into this prospectus.

Advisory Board

Upon completion of the offerings, we will establish an advisory board to provide general policy advice to the board of directors. Advisory board members are entitled to attend meetings of the board of directors but shall not vote. Members of the advisory board shall have the right to nominate individuals to be company designees in the event that there are no then-serving company designees. Members of the advisory board will receive the same compensation provided to company designees serving on the board of directors of Vericity. Advisory board members will serve until the earlier of the sale of Vericity to a third party, the fifth anniversary of the closing of this offering or a member’s death, resignation or removal for cause. The advisory board shall consist of former directors of Members Mutual who are not serving as directors of Vericity. The initial advisory board shall consist of Lynda Bynoe, John Fibiger and Steven Groot.

Set forth below is biographical information for the members of the advisory board:

Linda Walker Bynoe is the President and Chief Executive Officer of Telemat Ltd., a project management and consulting firm based in Chicago, Illinois. Ms. Bynoe has served in that position since 1995. From 1989 to 1995, Ms. Bynoe was the Chief Operating Officer of Telemat Ltd. From 1978 to 1989, Ms. Bynoe worked in executive capacities with the capital markets division of Morgan Stanley, serving as Vice President since 1985. Ms. Bynoe serves on the board of directors of Anixter International Inc., Prudential Retail Mutual Funds and the Northern Trust Corporation, and as a Trustee of Equity Residential. Ms. Bynoe became a director of Fidelity Life in 2002 and of Members Mutual in 2007.

John A. Fibiger served in various positions, including President, Chief Financial Officer and Chairman of the board of directors, of the Transamerica Life Companies, based in Los Angeles, California. Prior to his association with the Transamerica Life Companies, Mr. Fibiger served in various positions with New England Mutual Life Insurance Company, including as its President from 1982 to 1989. He recently served as an independent trustee with the following mutual fund complexes associated with Genworth Financial, Inc.: GPS Funds II (10 portfolios); since 2004, Genworth Financial Asset Management Funds (10 portfolios); and from 2008 to 2011, Genworth Variable Insurance Trust (20 portfolios). He served as a trustee of the Menninger Foundation, Houston, TX (formerly located in Topeka, KS) and was Chairman of the Menninger Fund.

Mr. Fibiger has been a member since 1956 and a Fellow since 1959 of the Society of Actuaries. He has been a Member since 1963 of the American Academy of Actuaries and served as its President from 1987 to 1988. He is also a trustee of the Austin Symphony Orchestra and a life trustee of the Museum of Science, Boston, Massachusetts. Mr. Fibiger became a director of Fidelity Life in 2004 and of Members Mutual in 2007.

Steven Groot held a series of actuarial and executive management positions during a thirty-plus year career with Allstate Insurance Company. Among other positions at Allstate, Mr. Groot served as President of Allstate Insurance Companies of Canada, President of Allstate Indemnity, President of Allstate International and President of Allstate’s direct distribution and e-commerce business. He was a member of the Allstate Insurance Company board of directors from 1994 to 2002 and served on the investment and executive committees of the Allstate Insurance Company board of directors.

Mr. Groot is a Fellow of the Casualty Actuarial Society and a Member of the American Academy of Actuaries and also a member of the California State Bar Association. He currently serves as a member of the Board of Directors of CEM Insurance Company, a privately held property and casualty insurer, and was a life trustee of Lawrence Hall Youth Services in Chicago, Illinois. Since 2006, Mr. Groot has served on the board of directors of American Safety Insurance Holdings, Ltd., a specialty commercial insurer that was sold in 2013. Mr. Groot became a director of Fidelity Life in 2006 and of Members Mutual in 2007.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table shows the compensation information for our Chief Executive Officer, the President and Chief Operating Officer of Fidelity Life and our Chief Financial Officer based on compensation earned for the year ended December 31, 2017 (our “named executive officers”).

Name and Principal Position	Year	Salary ($)	Non-Equity Incentive Plan Compensation ($)(1)	All Other Compensation($)(2)	Total ($)
James Hohmann President and Chief Executive Officer	2017	675,000	719,792	35,990	1,430,782

James Harkensee President and Chief Operating Officer of Fidelity Life	2017	410,000	289,300	26,815	726,115

Chris Kim Chief Financial Officer	2017	332,500	215,193	29,519	577,212

(1)

Includes the following amounts earned under the short-term incentive program based on 2017 performance: Mr. Hohmann $518,535; Mr. Harkensee $230,953; and Mr. Kim $177,987. Also includes the following amounts paid in 2017 pursuant to outstanding awards under the Long-Term Incentive Plan (“LTIP”) based on an LTIP unit value as of December 31, 2016 of $7.05: Mr. Hohmann, $201,257; Mr. Harkensee, $58,347; and Mr. Kim, $37,206. See “Executive Compensation—Short-Term Incentive Program” and “Executive Compensation—Long-Term Incentive Plan” below for additional information.

(2)	All other compensation consists of the following: (i) company portion of health, dental, life, disability and vision insurance premiums and (ii) 401(k) company matching contributions.

Short-Term Incentive Program

Under the annual bonus program, the compensation committee established 2017 annual bonus opportunities. Mr. Hohmann’s annual bonus opportunity was 0% to 140% of his base salary, with his target bonus opportunity equal to 80% of base salary. The bonus opportunity for each of Messrs. Harkensee and Kim was 0% to 96.25% of their base salary, with the target bonus opportunity equal to 55% of their respective base salaries. The amount of bonus paid depended on achievement of performance measures recommended by management and approved by the compensation committee.

The performance award for each of our named executive officers was based on the following performance categories:

•	Corporate (adjusted pre-tax earnings, affinity partnership policyholder growth, and execution of a plan for the subscription rights conversion);

•	Fidelity Life (pre-tax statutory operating income, pre-tax income, new business growth, and a new redundant reserve solution); and

•	Efinancial (pre-tax net income, increases in certain sales and revenues as compared to marketing expenses).

Mr. Hohmann’s bonus opportunity was weighted 50% Corporate, 20% Fidelity Life, and 30% Efinancial. Mr. Harkensee’s bonus opportunity was weighted 20% Corporate, 60% Fidelity Life, and 20% Efinancial. Mr. Kim’s bonus opportunity was weighted 60% Corporate, 20% Fidelity Life and 20% Efinancial.

In 2017, we achieved 97.3% of target for Corporate, 110.2% for Fidelity Life, and 84.4% for Efinancial. Based on this performance, 2017 annual bonuses for our named executive officers were as follows: Mr. Hohmann $518,535; Mr. Harkensee $230,953; and Mr. Kim $177,967. On average, our named executive officers achieved approximately 97.8% of their target bonus.

Long-Term Incentive Plan

The compensation committee also approved 2015, 2016 and 2017 grants to our named executive officers under the Vericity Holdings, Inc. Long-Term Incentive Plan as amended and restated January 1, 2015 (the “LTIP”). The LTIP is a cash-based incentive plan. LTIP participants include the members of our board of directors and our executive management and certain key employees. Each LTIP unit was deemed to have a value of $7.05 as of December 31, 2016. The LTIP unit value is adjusted as of the end of each subsequent fiscal year based on the percentage increase or decrease in the GAAP book value per share of notional stock of the Company over such year. The LTIP unit value as of or following the conversion will be the per share offering price of $10.00.

The LTIP unit awards for 2015, 2016, and 2017 for our named executive officers were as follows: Mr. Hohmann, 55,556, 66,851, and 70,922 units; Mr. Harkensee, 15,432, 20,055, and 21,277 units; and Mr. Kim, 9,259, 13,370, and 14,184 units. Each LTIP award has a three year performance period beginning on January 1st of the year of grant. Thirty percent of the units under each award will vest upon completion of the conversion if the conversion is completed within the applicable performance period and the executive remains an employee on the date of the conversion. The remaining seventy percent of these units vest in three equal annual installments commencing in March of the year following the award date, subject to acceleration upon the closing of the conversion. In March of 2017, 28,562, 8,280 and 5,280 units vested for Messrs. Hohmann, Harkensee and Kim respectively. The LTIP units shall vest in the event of a Change in Control of the Company (as defined in the LTIP) or the death or disability of the executive. In the event an executive is terminated by the Company without Cause (as defined in the LTIP), the unvested units shall vest pro rata based on the date of termination.

In February 2018, our compensation committee granted LTIP awards to our executive officers as follows: Mr. Hohmann, 73,529 units; Mr. Harkensee, 22,059 units; and Mr. Kim, 14,706 units. The 2018 LTIP awards have a three year performance period beginning on January 1, 2018. Thirty percent of the 2018 LTIP units will vest upon completion of the conversion if the conversion is completed within this performance period and the executive remains an employee on the date of the conversion. In addition, this thirty percent of the 2018 LTIP units are eligible for vesting as of December 31, 2018 and 2019 based on the satisfaction of other performance metrics. These other performance metrics for the 2018 LTIP awards include the introduction of a new product, customer approval, acceptance and pilot program launch of an expanded product offering and the marketing of a Fidelity Life product offering. The remaining seventy percent of the 2018 LTIP units vest in three equal annual installments commencing on March 15, 2019, subject to acceleration upon the closing of the conversion.

The LTIP unit value upon completion of the conversion will be the per share offering price of $10.00. As of March 31, 2018, our named executive officers had the following cumulative non-vested LTIP unit balances representing LTIP awards made in 2016, 2017 and 2018, valued at the $10.00 per share offering price:

	Non-vested units(1)	Payout value upon completion of this offering
James Hohmann	163,556	$1,635,560
James Harkensee	49,068	490,680
Chris Kim	32,712	327,120

Total	242,334	$2,423,340

(1)

Includes (a) awards made by the compensation committee to our executive officers in February 2018 as follows: Mr. Hohmann, 73,529 units; Mr. Harkensee, 22,059 units; and Mr. Kim, 14,706 units, and (b) awards made by the compensation committee to our executive officers in February 2016 which will expire if the conversion is not completed by December 31, 2018 as follows: Mr. Hohmann, 20,055 units; Mr. Harkensee, 6,017 units; and Mr. Kim, 4,011 units. Does not include awards that are expected to be made by the compensation committee to our executive officers in February 2019. These awards will vest and become payable upon completion of this offering.

Deferred Compensation Plan

We offer a non-qualified deferred compensation plan to our named executive officers, directors and certain other executive officers. Deferred compensation plan participants can elect to defer a portion of their annual compensation into the deferred compensation plan, with the deferrals generally not subject to current income tax. Deferred compensation plan balances are credited with interest, computed monthly, using the yield rate that we earn on our invested assets (approximately 3.92% in 2017). Realized investment gains and losses are not considered in determining earnings on deferred compensation accounts. The deferred compensation plan currently does not include a matching contribution or any additional compensation to its participants. Ms. Linda Bynoe participates in this plan. At December 31, 2017, Ms. Bynoe had an account balance of $517,778 and was credited accrued interest of $34,301.

Employment Agreements

We have entered into employment agreements with Messrs. Hohmann, Harkensee, Kim, Buchanan, Campbell and with Ms. Zimmerman. The employment agreements provide for a base salary, subject to increase as determined by the Company. Pursuant to the employment agreements, these executives are eligible to participate in all employee profit sharing and welfare benefit plans for executives as well as our annual cash incentive program, Change in Control Plan and Long Term Incentive Plan. The employment agreements require the Company to indemnify any executive who is made a party or is threatened to be made a party to any action, suit or proceeding because he or she is or was a director or officer of the Company, subject to certain conditions. In such case, the Company will provide for the advancement of certain expenses.

Under the employment agreements, the agreement and an executive’s employment thereunder may be terminated due to (i) death; (ii) total disability; (iii) by the Company for Cause; (iv) by the Company at any time without Cause; (v) or by an executive on at least thirty days’ notice. In the event an executive is terminated by the Company without Cause and there has not been a Change in Control under the Company’s Change in Control Plan, the executive will be entitled to the following (x) an amount equal to eighteen months of executive’s then current base salary; (y) an amount equal to the executive’s target bonus percentage for the current year multiplied by the amount payable pursuant to (x); and (z) COBRA coverage for eighteen months provided the executive makes the appropriate election and continues to pay the relevant premiums at the same level as when employed. The amounts payable pursuant to (x) and (y) shall be paid in monthly installments. Pursuant to the employment agreements, the executives are subject to certain restrictions regarding confidential information and trade secrets. In addition, for a period of up to eighteen months, the executives are prohibited from soliciting the Company’s customers and employees and from engaging in certain activities which compete with the Company.

Change in Control Severance Benefits Plan

Our named executive officers, among others, participate in the Vericity Holdings Change in Control Severance Benefits Plan (the “CIC plan”). The CIC plan provides for the payment of severance benefits to certain eligible employees whose employment is terminated without Cause or who voluntarily terminates for Good Reason following a Change in Control as those terms are defined in the CIC plan. If the standby purchaser acquires more than 50% of our common stock sold in the offerings, this offering will constitute a Change in Control under the CIC plan.

Pursuant to the CIC Plan, if our named executive officers are terminated without Cause or voluntarily terminate their employment due to Constructive Termination within 12 months of a Change in Control, they would be entitled to receive 24 months of base salary. Also, our named executive officers would receive payment of a bonus computed as the average of their short-term annual bonus as a percentage of base salary for the past three complete years in which a bonus plan was in effect. The annual bonus payout would be multiplied to be consistent with the period covered by the base salary award (2 times for 24 months). Base salary payments would continue to be paid on the same frequency as before the termination, while the bonus payment would be made in a lump sum. Following the termination of employment, we would pay the employee’s share of any health insurance premiums as were paid before the termination if the employee elects to continue coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985 (“COBRA”) for the continuation period under COBRA. The Company would also reimburse the named executive officer the cost of obtaining comparable life and long-term disability insurance coverage that the employee was provided before the termination for 24 months. In addition, our named executive officers would be entitled to receive the immediate payment of all outstanding (vested and un-vested) awards under the Company’s incentive and bonus plans, including the annual bonus program.

In the event that any payments made under the CIC plan would cause our named executive officers to be considered the recipient of an excess parachute payment within the meaning of Section 280G(b) of the Code, the amount of such payments would be reduced to an amount necessary to avoid application of Section 280G(b) of the Code.

Apex Holdco Equity Incentive Plan

In connection with completion of the offering, the Apex Holdco L.P. 2018 Equity Incentive Plan, or the EI Plan, will be established under the terms of the amended and restated limited partnership agreement of the standby purchaser (the “LP Agreement”). The EI Plan is intended to promote the long-term growth and profitability of the standby purchaser by providing employees, directors and service providers who are or will be involved in our growth with an opportunity to acquire an ownership interest in the standby purchaser, thereby encouraging such persons to contribute to and participate in our success. Under the EI Plan, the general partner of the standby purchaser may grant awards of Class B units to employees, directors and service providers of the standby purchaser and/or Vericity. Class B units are non-voting profits interests in the standby purchaser that entitle the holders thereof to participate in the appreciation in the value of the standby purchaser above an applicable threshold and to thereby share in our future growth.

Under the EI Plan, Class B units representing 20% of the fully diluted units of the standby purchaser at the closing will be reserved for issuance in accordance with the terms of the LP Agreement. Of this amount, approximately 20% of the Class B units will be issuable to non-employee directors and advisory board members of Vericity and 80% will be issuable to employees and service providers of Vericity. The grants of Class B units vest ratably over five years, subject to forfeiture under certain conditions. The grants to the directors of Vericity are not subject to forfeiture. The grant of equity-based awards to the participants under the EI Plan, including our named executive officers, officers and directors of Vericity, in the form of Class B units was intended to encourage the creation of long-term value for the standby purchaser and all of our stockholders by helping to align the interests of the participants under the EI Plan with those of our stockholders and to promote employee retention and ownership, all of which serve our overall compensation objectives.

Director Compensation

In 2017, each of our non-employee directors, other than Mr. Hemmings, received an annual retainer of $45,000. In addition, each committee chair received an additional retainer of $10,000. Mr. Groot received an additional $10,000 retainer for serving as the chairman of the board of Efinancial. Ms. Bynoe was the Committee Chair for two Committees and therefore received $20,000. Each of our non-employee directors received a fee of $1,500 for each board meeting attended and a fee of $1,500 per committee meeting attended. Each director also received a cash payment for vested grants received under the LTIP. In April 2017, Mr. Hemmings resigned as executive chairman of the board and became a non-employee director. For 2017, he received a salary of $50,000 for his service as executive chairman for the first quarter of 2017 and a retainer of $75,000 for his services as a non-employee director for the remaining three quarters of 2017. Mr. Hemmings also received a fee of $1,500 for each board meeting attended.

The table below summarizes the total compensation earned from Members Mutual by our non-employee directors for the fiscal year ended December 31, 2017.

Name	Fees Earned or Paid in Cash	Non-Equity Incentive Plan Compensation(1)	Total
Linda Walker Bynoe	$119,000	$15,099	$134,099
John Fibiger	103,000	15,099	118,099
Richard Hemmings	147,500	31,710	179,210
Steven Groot	103,000	15,099	118,099
James Schacht	109,000	15,099	124,099

(1)	Represents amounts paid in 2017 pursuant to outstanding awards under the LTIP based on an LTIP unit value as of December 31, 2016 of $7.05. See “Executive Compensation—Long-Term Incentive Plan.”

Mr. Hemmings received an LTIP award of 9,259 units and each other non-employee director received an LTIP award of 3,086 units on December 18, 2015. In addition, Mr. Hemmings received an LTIP award of 10,028 units and each other non-employee director received an LTIP award of 3,343 units on August 2, 2016. Further, Mr. Hemmings received an LTIP award of 6,856 units and all of our other non-employee directors received an LTIP award of 4,965 units on February 13, 2017. The LTIP units vest in three equal annual installments commencing in March of the following year. In March of 2017, 4,500 units vested for Mr. Hemmings and 2,143 units vested for each of our other non-employee directors. The LTIP units shall vest in the event of a Change in Control of the Company (as defined in the LTIP) or the death or disability of the director. In the event the director is terminated as a director by the Company without Cause (as defined in the LTIP), the unvested units shall vest pro rata based on the date of termination.

Upon completion of this offering, the compensation committee will terminate the LTIP and all awards will be payable to the participants based on the per share offering price. As of March 31, 2018, our directors had the following non-vested LTIP balances representing LTIP awards made in 2016, 2017 and 2018 valued at the $10.00 per share offering price.

	Non-vested Units(1)	Payout value upon completion of this offering
Linda Walker Bynoe	9,571	$95,710
John Fibiger	9,571	95,710
Richard Hemmings	15,065	150,650
Steven Groot	9,571	95,710
James Schacht	9,571	95,710

Total	53,349	$533,490

1)	Includes an award of 5,147 units to each of our non-employee directors in February 2018. These awards will vest and become payable upon completion of this offering.

Limitations of Liability and Indemnification Matters

Our charter, as it will be in effect upon the closing of this offering, will limit the liability of our directors to the fullest extent permitted by the DGCL and provide that we will indemnify our directors and officers to the fullest extent permitted by the DGCL, and that we will indemnify our advisory board members as third-party indemnitees and not as fiduciaries.

In addition, we have entered into separate indemnification agreements with our directors and executive officers, and will enter into such agreements with the standby purchaser designees, which will require us, among other things, to indemnify each of these individuals against all expenses (including reasonable attorneys’ fees, retainers, court costs, fees of experts and witnesses, travel costs and costs and expenses incurred as a witness), judgments, penalties, fines, and amounts paid in settlement reasonably paid or incurred in connection with any threatened, pending or completed action, suit, arbitration, alternate dispute resolution mechanism, investigation, inquiry, administrative hearing or other proceeding by reason of the fact that such person is or was a director, officer, employee, agent or fiduciary of Vericity or of any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise that such person is or was serving at our express written request. We also will enter into separate third-party indemnification agreements with our advisory board members. The indemnification agreements also require us, if requested, to advance to an indemnified person all costs and expenses eligible for indemnification within 30 days of a request for indemnification, provided that the recipient undertakes to return any such advance if it is ultimately determined that the recipient is not entitled to indemnification for the amounts advanced.

We are not required to provide indemnification under our indemnification agreements for certain matters, including (i) indemnification beyond that permitted by the DGCL, (ii) indemnification in connection with certain proceedings or claims initiated by the person seeking indemnification, unless the board of directors authorized the proceeding prior to its initiation or Vericity provides the indemnification in its sole discretion, (iii) indemnification related to an accounting of profits under Section 16(b) of the Exchange Act or similar provisions of state law, (iv) indemnification for liabilities for which payment has actually been made to or on behalf of the indemnified person under any insurance policy or other indemnity provision (other than with respect to the standby purchaser designees, for whom Vericity is the indemnitor of first resort), or (v) indemnification where a final decision by a court having jurisdiction in the matter shall determine that such indemnification is not lawful.

We also maintain director and officer liability insurance.

DESCRIPTION OF CAPITAL STOCK

The following is a summary of certain rights of holders of our common stock and related provisions of our charter and bylaws, as they will be in effect upon the closing of this offering. The following summary does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of our charter and bylaws, each of which is included as an exhibit to the registration statement of which this prospectus is a part, and by the provisions of applicable law.

Authorized Capital Stock

Our authorized capital stock consists of 30,000,000 shares of common stock, par value $0.001 per share. Prior to the completion of this offering, Members Mutual will be the only record holder of our common stock. For additional detail regarding our ownership and structure prior to and following the closing of this offering, see “Prospectus Summary—Our Structure Prior to the Conversion” and “Prospectus Summary—Our Structure Following the Conversion.” Upon completion of this offering we will have a minimum of 14,875,000 shares and a maximum of 20,125,000 shares of common stock outstanding.

Common Stock

Voting Rights. Holders of our common stock will be entitled to one vote per share on all matters submitted to a vote of stockholders, including the election of directors. Holders of our common stock will not be entitled to cumulative voting in the election of directors. Directors of the Company will be elected by a plurality of the shares of our common stock present in person or by proxy and entitled to vote thereon. Other than for the election of directors, matters to be voted on by stockholders must generally be approved by the affirmative vote of the majority of the shares of our common stock present in person or by proxy and entitled to vote thereon.

Dividends. Holders of our common stock will be entitled to receive ratably, on a per share basis, the dividends, if any, as may be declared from time to time by our board of directors out of funds legally available therefor. See “Dividend Policy.”

Transfer. The common stock issued in this offering will be freely transferable under the Securities Act of 1933. However, the transfer of shares purchased by our directors and officers pursuant to subscription rights granted to them will be restricted for a period of one year from the effective date of the conversion pursuant to the plan of conversion and Section 59.1(7)(a)(iii) of the Illinois Insurance Code. The directors and executive officers of Vericity also are subject to additional resale restrictions under Rule 144 of the Securities Act of 1933. Any shares issued to the directors and officers of Vericity as a stock dividend, stock split or otherwise with respect to restricted stock will be subject to the same restrictions. Shares acquired by the directors and executive officers after the completion of this offering will be subject to the requirements of Rule 144. The shares purchased by the standby purchaser will be restricted securities and subject to trading limitations under applicable law and the standby purchase agreement. We will give instructions to the transfer agent for the common stock regarding these transfer restrictions.

Liquidation. If there is a liquidation, dissolution or winding up of Vericity, holders of our common stock would be entitled to share in our assets remaining after the payment of liabilities, ratably on a per share basis.

Other Characteristics. Holders of our common stock have no preemptive or conversion rights or other subscription rights, and no redemption or sinking fund provisions will apply to our common stock. All shares of our common stock to be issued in this offering will be, when issued, fully paid and non-assessable. The rights, preferences and privileges of the holders of our common stock will be subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may authorize and designate in the future.

Special Meetings of Stockholders

Our charter and bylaws will generally provide that special meetings of our stockholders may be called only by order of the board of directors or by stockholders holding together at least a majority of all of the outstanding voting shares of Vericity. At any special meeting of our stockholders, only such business will be conducted as has been specified in the notice of meeting given by or at the direction of our board of directors or otherwise properly brought before the special meeting by or at the direction of our board of directors.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our bylaws provide that stockholders seeking to bring business before a meeting of stockholders, or to nominate candidates for election as directors at a meeting of shareholders, must provide timely notice of their intent in writing. To be timely, a shareholder’s notice must be delivered to our principal executive offices not less than 90 days nor more than 120 days prior to the one-year anniversary of the date of the preceding year’s annual meeting of stockholders. Our bylaws also specify certain requirements as to the form and content of a stockholder’s notice, including the stockholder’s ownership of the Company, synthetic equity transactions engaged in by the stockholder related to the Company, any proxies or voting agreements pursuant to which such stockholder has a right to vote shares of the Company, any stock borrowing agreements entered into by the stockholder related to the Company, any performance-related fees the stockholder is entitled to based on changes in the value of the stock of the Company and any other information that would be required to be made in connection with a solicitation of proxies by such stockholder pursuant to Section 14(a) of the Exchange Act. Our bylaws also require that such stockholder provide information concerning each item of business proposed by the stockholder and individuals nominated for election as a director, as applicable. These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders.

Anti-takeover Effects of Provisions of Our Charter, Bylaws, Delaware Law and Illinois Law

Anti-takeover provisions contained in our charter and bylaws, as they will be in effect upon the closing of this offering, as well as provisions of Delaware and Illinois law, contain provisions that could make the following transactions more difficult: acquisition of us by means of a tender offer; acquisition of us by means of a proxy contest or otherwise; or removal of our incumbent officers and directors. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions that might result in a premium over the market price for our shares.

These provisions are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms. For additional information about these provisions, see “Risk Factors—Risks Relating to Ownership of Our Common Stock—Anti-takeover provisions contained in our amended and restated certificate of incorporation, which we refer to as our charter, and our amended and restated bylaws, which we refer to as our bylaws, as they will be in effect upon completion of this offering, as well as provisions of Delaware and Illinois law, may render more difficult or discourage takeover attempts on Vericity that you may believe are in your best interests or that might result in a substantial profit to you.”

Delaware Anti-Takeover Statute

We will be subject to the provisions of Section 203 of the DGCL regulating corporate takeovers. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the time the person became an interested stockholder unless: (i) prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding certain shares; or (iii) at or subsequent to such time, the business combination is approved by the board and by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting securities. The standby purchaser’s acquisition of more than 15% of our common stock was approved by the board of directors and therefore is not subject to this restriction.

Stockholder Action by Written Consent

Our charter and bylaws will not prohibit action by written consent of our stockholders, and therefore any action required or permitted to be taken by our stockholders may be taken by written consent. If the standby purchaser acquires a majority of our shares in the standby offering, the standby purchaser will be able to approve most corporate actions by written consent without a duly-noticed and duly-held meeting of stockholders.

Waiver of Corporate Opportunities

Section 122(17) of the DGCL permits a Delaware corporation to renounce in its certificate of incorporation or by action of its board of directors any interest or expectancy of the corporation in certain opportunities. In order to address potential conflicts of interest between Vericity and the standby purchaser designees, our charter contains provisions renouncing any interest or expectancy of Vericity in, or in being offered an opportunity to participate in, any business opportunities that are presented to one or more of our directors or stockholders who are, at the time, associated with or nominated by, or serving as such as representatives of, the standby purchaser or its affiliates, other than those directors or stockholders who are employees of Vericity or its subsidiaries, unless such opportunity is presented to, acquired, created or developed by, or otherwise comes into the possession of, any such director in such director’s capacity as a director of Vericity.

Illinois Insurance Law

We are subject to provisions of Illinois insurance law that regulate a change of control. Illinois law requires the Illinois Department of Insurance’s prior approval of a change of control of an insurance holding company. Under Illinois law, the acquisition of 10% or more of the outstanding voting stock of an insurer or its holding company is presumed to be a change in control. Approval by the Illinois Department of Insurance may be withheld even if the transaction would be in the stockholders’ best interest if the Illinois Department of Insurance determines that the transaction would be detrimental to policyholders. In addition to the limitations set forth above, no person or group of persons acting in concert (other than the standby purchaser) may acquire, directly or indirectly, in this offering or any public offering, more than 5% of the capital stock of Vericity for a period of five years from the effective date of the conversion without the approval of the Illinois Director of Insurance.

Forum for Adjudication of Disputes

Our bylaws provide that unless we otherwise consent in writing to the selection of an alternative forum, the sole and exclusive forum for any actions asserting claims brought against or on behalf of the Company, including any derivative action, any action for breach of fiduciary duty owed to the Company or the Company’s stockholders, any action arising under the DGCL, our charter or bylaws, or any action governed by the internal affairs doctrine, shall be a state or federal court located within the State of Delaware, in all cases subject to the court having personal jurisdiction over the indispensable parties named as defendants; provided that, the exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Any purchaser acquiring any interest in shares of our capital stock shall be deemed to have notice of and consented to this provision of our bylaws.

Limitation of Liability and Indemnification Matters

As permitted by the DGCL, we have adopted provisions in our certificate of incorporation that limit or eliminate the personal liability of our directors for a breach of their fiduciary duty as a director, including the duty of care. The duty of care generally requires that, when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted under Delaware law. Delaware law currently does not permit the limitation or elimination of personal liability for (i) any breach of the director’s duty of loyalty to us or our stockholders; (ii) any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law; (iii) any act related to unlawful stock repurchases, redemptions or other distributions or payment of dividends; or (iv) any transaction from which the director derived an improper personal benefit.

Our charter also authorizes us to indemnify our officers, directors and other agents to the fullest extent permitted under Delaware law, and we may advance expenses to our directors, officers and employees in connection with a legal proceeding, subject to limited exceptions. As permitted by the DGCL, our charter provides that:

•	we will indemnify our directors and officers to the fullest extent permitted by the DGCL, subject to limited exceptions; and

•

we may purchase and maintain insurance on behalf of our current and former directors, officers, employees or agents against any liability asserted against them and incurred by them in any such capacity, or arising out of their status as such.

In addition, we have entered into indemnification agreements with each of our executive officers and directors pursuant to which each executive officer and director will be indemnified as described above and will be advanced costs and expenses subject to delivery of an undertaking to repay any advanced amounts if it is ultimately determined that such executive officer or director is not entitled to indemnification for such costs and expenses. We will enter into similar indemnification agreements with the standby purchaser designees upon completion of this offering. We will also enter into an agreement with each of our advisory board members addressing indemnification, confidentiality and other matters.

Certain Restrictions Contained in the Standby Purchase Agreement, our Charter and Bylaws

The standby purchase agreement contains covenants and agreements by the standby purchaser with respect to, among other things:

•	the composition of the board of directors, and the standby purchaser’s voting of its shares with respect thereto;

•	director compensation;

•	related party transactions;

•	establishment of an advisory board;

•	standstill provisions; and

•	amendments to our charter and bylaws, and the standby purchaser’s voting of its shares with respect thereto.

As provided in the standby purchase agreement, many of these provisions are reflected in our charter and bylaws. For a more detailed description of these covenants and agreements, see “The Conversion and Offering–Description of the Standby Purchase Agreement—Post-Closing Covenants” and “Management—Corporate Governance—Overview of our Board Structure.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is [●].

Listing

We have applied to have our common stock approved for listing on the NASDAQ Capital Market under the symbol “VERY.”

LEGAL MATTERS

The legality of our common stock will be passed upon for us by Locke Lord LLP, Chicago, Illinois. Certain legal matters will be passed upon for Raymond James by Stevens & Lee, P.C., Reading, PA.

EXPERTS

The consolidated financial statements included in this prospectus and the related schedules included elsewhere in the Registration Statement as of December 31, 2017 and 2016 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports appearing herein and elsewhere in the Registration Statement. Such consolidated financial statements and consolidated financial statement schedules are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

Boenning & Scattergood, Inc. has consented to the publication in this document of the summary of its report to us setting forth its opinion as to the estimated consolidated pro forma market value of converted Members Mutual, as determined on the basis of an independent evaluation.

We retained Milliman, Inc., an independent actuarial consulting firm, to advise us in connection with actuarial matters involved in the allocation of subscription rights and the establishment of the individual maximum purchase limitations. The opinion of Steven Schreiber, an independent consulting actuary associated with Milliman, dated July 31, 2018, relating to the proposed allocation of subscription rights among eligible members in consideration for the extinguishment of their membership interests in Members Mutual, states (in reliance upon the matters described in such opinion) that the principles and methodology for allocating consideration among the eligible members and for allocating shares in the event of an over subscription, each as set forth in the plan of conversion, are fair and equitable from an actuarial point of view. The opinion of Steven Schreiber is an exhibit to the registration statement of which this prospectus is a part, and is available for inspection in the manner set forth in the section titled “Additional Information.” A copy of the actuarial opinion is also on file and available for inspection at our principal executive offices.

ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act of 1933 with respect to the shares of our common stock offered in this document. As permitted by the rules and regulations of the SEC, this prospectus does not contain all the information set forth in the registration statement. Such information can be examined without charge at the Public Reference Room of the SEC located at 100 F Street, N.E., Washington, D.C. 20549, and copies of such material can be obtained from the SEC at prescribed rates. The public may obtain more information on the operations of the Public Reference Room by calling the SEC at 1-800-732-0330. The registration statement also is available through the SEC’s world wide web site on the internet at http://www.sec.gov. The statements contained in this prospectus as to the contents of any contract or other document filed as an exhibit to the registration statement are, of necessity, brief descriptions thereof and are not necessarily complete.

In connection with this offering, we will register our common stock with the SEC under Section 12(b) of the Securities Exchange Act of 1934, and, upon such registration, we and the holders of our stock will become subject to the proxy solicitation rules, reporting requirements and restrictions on stock purchases and sales by directors, officers and stockholders with 10% or more of the voting power, the annual and periodic reporting requirements and certain other requirements of the Securities Exchange Act of 1934.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Vericity Holdings, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Members Mutual Holding Company and subsidiaries (the “Company”) as of December 31, 2017 and 2016, the related consolidated statements of operations, comprehensive income (loss), changes in equity, and cash flows, for the years then ended, and the related notes and the supplemental schedules of (I) summary of investments other than investments in related parties as of December 31, 2017, (II) condensed financial information of registrant (parent company) as of and for the years ended December 31, 2017 and 2016, (III) supplementary insurance information as of and for the years ended December 31, 2017 and 2016, (IV) reinsurance as of and for the years ended December 31, 2017 and 2016, and (V) valuation and qualifying accounts for the years ended December 31, 2017 and 2016 (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Chicago, Illinois

April 17, 2018

We have served as the Company’s auditor since 2005.

Members Mutual Holding Company

Consolidated Balance Sheets

(dollars in thousands)

	December 31,
	2017	2016
ASSETS:
Investments:
Fixed maturities—available-for-sale-at fair value (amortized cost, $318,966 and $323,556)	$337,668	$339,075
Equity security—available-for-sale-at fair value (cost, $109 and $379)	109	379
Equity securities—trading-at fair value (cost, $6,184 and $5,947)	5,596	5,908
Mortgage loans (net of valuation allowances of $268 and $490)	42,852	32,295
Limited partnership interests	899	1,557
Policyholder loans	5,936	5,776

Total investments	393,060	384,990
Cash and cash equivalents	11,766	19,422
Accrued investment income	3,323	3,346
Reinsurance recoverable (net of allowance of $0 and $0)	143,915	146,004
Deferred policy acquisition costs	82,319	81,233
Commissions and agent balances (net of allowances of $830 and $1,850)	2,034	1,093
Intangible assets	1,880	2,043
Deferred income tax assets, net	4,925	3,463
Other assets	23,192	12,800

Total assets	666,414	654,394

LIABILITIES AND EQUITY:
Liabilities:
Future policy benefits and claims	302,782	290,500
Policyholder account balances	98,899	103,884
Other policyholder liabilities	36,011	30,530
Policy dividend obligations	11,097	9,652
Reinsurance liabilities and payables	7,468	4,753
Other liabilities	13,954	12,092

Total liabilities	470,211	451,411

Commitments and contingencies	—	—
Equity:
Retained earnings	188,405	196,646
Accumulated other comprehensive income (net of taxes of $4,278 and $3,682)	7,798	6,337

Total equity	196,203	202,983

Total liabilities and equity	$666,414	$654,394

See notes to consolidated financial statements

Members Mutual Holding Company

Consolidated Statements of Operations

(dollars in thousands)

	Year Ended December 31,
	2017	2016
REVENUES:
Net insurance premiums	$82,873	$78,138
Net investment income	15,119	15,957
Net realized investment gains (losses):
Total other-than-temporary impairment losses	—	282
Portion of (loss) recognized in other comprehensive income	—	(308)

Net other-than-temporary impairment loss recognized in earnings	—	(26)
Sales and other realized investment gains	571	556

Total net realized investment gains	571	530
Earned commissions	11,514	11,375
Insurance lead sales	5,523	6,714
Other income	270	285

Total revenue	115,870	112,999

BENEFITS AND EXPENSES:
Life, annuity, and health claim benefits	56,035	59,536
Interest credited to policyholder account balances	3,776	3,914
Operating costs and expenses	55,912	58,538
Amortization of deferred policy acquisition costs	10,926	13,018
Other expenses	163	164

Total benefits and expenses	126,812	135,170

Loss from operations before income taxes	(10,942)	(22,171)
Income tax benefit	(2,701)	(6,833)

Net (loss)	$(8,241)	$(15,338)

See notes to consolidated financial statements

Members Mutual Holding Company

Consolidated Statements of Comprehensive Income (Loss)

(dollars in thousands)

	Year Ended December 31,
	2017	2016
Net (loss)	$(8,241)	$(15,338)
Other comprehensive income (loss):
Net unrealized (losses) on investment with other-than-temporary impairments, net of taxes, of $0 and $7	—	(13)
Net unrealized gains (losses) on other investments, net of taxes of $(597) and $(996)	1,461	1,852

Total other comprehensive income, net of taxes of $(597) and $(989)	1,461	1,839

Total comprehensive (loss)	$(6,780)	$(13,499)

See notes to consolidated financial statements

Members Mutual Holding Company

Consolidated Statements of Changes in Equity

(dollars in thousands)

	Year Ended December 31,
	2017	2016
RETAINED EARNINGS:
Balance—beginning of period	$196,646	$211,984
Net (loss) attributable to Members Mutual Holding Company	(8,241)	(15,338)

Balance—end of period	188,405	196,646

ACCUMULATED OTHER COMPREHENSIVE INCOME:
Balance—beginning of period	6,337	4,498
Other comprehensive income attributable to Members Mutual Holding Company	1,461	1,839

Balance—end of period	7,798	6,337

TOTAL EQUITY:	$196,203	$202,983

See notes to consolidated financial statements

Members Mutual Holding Company

Consolidated Statements of Cash Flows

(dollars in thousands)

	Year Ended December 31,
	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Loss	$(8,241)	$(15,338)
Adjustments to reconcile net loss to net cash from operating activities:
Depreciation and amortization and other non-cash items	818	676
Interest credited to policyholder account balances	3,776	3,914
Deferred income taxes	(2,060)	(7,706)
Realized investment gains and losses	(571)	(530)
Change in:
Trading securities	(297)	(1,266)
Accrued investment income	23	217
Reinsurance recoverable	2,089	(1,786)
Deferred acquisition costs	(1,086)	5,256
Commission and agent balance receivable	(940)	499
Other assets	(6,691)	(3,176)
Insurance liabilities	18,084	16,346
Other liabilities	4,576	(10,703)

Net cash provided (used) by operating activities	9,480	(13,597)

CASH FLOWS FROM INVESTING ACTIVITIES:
Sales, maturities and repayments of:
Fixed maturity securities	82,158	65,119
Equity securities	269	—
Limited partnerships	868	367
Mortgage loans	3,831	2,255
Purchases of:
Fixed maturity securities	(77,107)	(38,370)
Limited partnerships	(66)	—
Mortgage loans	(14,174)	(5,102)
Change in policy loans, net	(160)	977
Other investments, net	(4,169)	(2,569)

Net cash (used) provided by investing activities	(8,550)	22,677

CASH FLOWS FROM FINANCING ACTIVITIES:
Deposits to policyholder account balances	588	1,825
Withdrawals from policyholder account balances	(9,174)	(8,310)

Net cash used by financing activities	(8,586)	(6,485)

Net (decrease) increase in cash and cash equivalents	(7,656)	2,595
Cash and cash equivalents—Beginning of year	19,422	16,827

Cash and cash equivalents—End of year	$11,766	$19,422

Supplemental Cash flow information
Income taxes paid	$937	$67
Non-cash transactions:
Mortgage loans transferred to limited partnerships	$66	$—

See notes to consolidated financial statements

Members Mutual Holding Company

Notes to Consolidated Financial Statements

(dollars in thousands)

Note 1—Summary of Significant Accounting Policies

Description of Business

Members Mutual Holding Company (Members Mutual) is an Illinois-domiciled mutual insurance holding company. Members Mutual was formed in 2007 in connection with the conversion of Fidelity Life Association, a Legal Reserve Life Insurance Company (Fidelity Life), from a mutual insurance company into a stock insurance company. The members’ interests in Fidelity Life were transferred to Members Mutual as part of the reorganization. In addition, Fidelity LifeCorp, Inc. (Fidelity LifeCorp), a Delaware general business corporation, was formed as part of the reorganization. In 2011, the name of Fidelity LifeCorp was changed to LifeStory Interactive, Inc. In 2014, the name of LifeStory Interactive, Inc. was changed to Vericity Holdings, Inc. (Vericity). The aforementioned companies are collectively referred to as the “Company.”

Members Mutual and Vericity operate as holding companies and currently have no other business operations. Fidelity Life is an Illinois-domiciled life insurance company that was founded in 1896. Fidelity Life markets life insurance products through independent and affiliated distributors and is licensed in the District of Columbia and all states, except New York and Wyoming. Efinancial, LLC (Efinancial) markets life and other products for non-affiliated insurance companies and sells life products for Fidelity Life.

The accompanying consolidated financial statements present the accounts of Members Mutual and subsidiaries as of December 31, 2017 and 2016, and for the years ended December 31, 2017 and 2016.

Basis of Presentation

These consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). All intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The more significant estimates employed in the preparation of the consolidated financial statements include the determination of the valuation of investments in fixed maturities and equity securities, investment impairments, the valuation of deferred tax assets, future policy benefits and other policyholder liabilities.

Fixed Maturities and Equity Securities

Fixed maturities and equity securities classified as available-for-sale are reported at fair value. Changes in fair value are reported as unrealized gains or losses as discussed below. Fixed maturity securities that are classified as available-for-sale securities include bonds, residential mortgage-backed securities, commercial mortgage-backed securities, and asset-backed securities.

Equity securities that are classified as trading securities include master limited partnerships. Securities that are classified as trading are also reported at fair value with changes in fair value reported as realized gains or losses in the Consolidated Statements of Operations.

Fair value is based on quoted market prices, when available. When quoted market prices are not available, fair value is estimated by discounting fixed maturity securities cash flows to reflect interest rates currently being offered on similar terms to borrowers of similar credit quality, by quoted market prices of comparable instruments, and by independent pricing sources. See Note 12 for further discussion on inputs and assumptions used to estimate fair value.

Unrealized gains and losses on available-for-sale securities are reported as a component of accumulated other comprehensive income (AOCI), net of applicable deferred income taxes.

The amortized cost of fixed maturity securities is determined based on cost, adjustments for previously recorded other-than-temporary impairment (OTTI) losses, and the cumulative effect of amortization of premiums and accretion

Members Mutual Holding Company

Notes to Consolidated Financial Statements

(dollars in thousands)

Note 1—Summary of Significant Accounting Policies (Continued)

of discounts using the interest method. Such amortization and accretion are included in net investment income. For mortgage-backed and asset-backed securities, the Company considers estimates of future prepayments in the calculation of the effective yield used to apply the interest method. If a difference arises between the anticipated prepayments and the actual prepayments, the Company recalculates the effective yield based on actual prepayments and the currently anticipated future prepayments. The amortized costs of such securities are adjusted to the amount that would have resulted had the recalculated effective yields been applied since the acquisition of the securities with a corresponding charge or credit to net investment income. Interest income on lower rated asset-backed securities is determined using the prospective yield method. Prepayment estimates are based on the structural elements of specific securities, interest rates, and generally recognized prepayment speed indices.

For OTTI losses on debt securities, credit losses are recognized in earnings and losses resulting from factors other than credit of the issuer are recognized in other comprehensive income. See Note 2 for further information on factors reviewed to assess OTTIs.

Mortgage Loans

Mortgage loans are held on commercial real estate and are stated at the aggregate unpaid principal balances, net of any write-downs and valuation allowances. The Company identifies loans for evaluation of impairment primarily based on the collection experience of each loan. Mortgage loans are considered impaired when, based on current information and events, it is probable that the Company will be unable to collect principal or interest amounts according to the contractual terms of the loan agreement. Impairment is measured on a loan-by-loan basis based on the present value of expected future cash flows discounted at the loan’s effective interest rate or the fair value of the collateral. Impairments are included in realized investment gains and losses.

Interest income from mortgage loans is recognized on an accrual basis using the effective yield method. Accrual of income is suspended for mortgage loans that are in default for 90 days or more or when full and timely collection of principal and interest payments is not probable.

Limited Partnerships

Limited partnerships consist of investments in hedge funds that are of a passive nature in that the Company does not take an active role in the management of the limited partnerships. The Company’s carrying value of investments in limited partnerships is the Company’s proportionate share of the net asset value of each partnership, as determined by the general partner. Certain partnerships for which results are not available on a timely basis are reported on a lag, generally one month. Changes in net asset values are accounted for under the equity method and recorded as realized investment gains and losses or net investment income on a monthly basis in the Consolidated Statement of Operations.

Policyholder Loans

Policyholder loans are carried at the aggregate of the unpaid balance. Interest income on such loans is recorded as earned in net investment income using the contractually agreed-upon interest rate.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, amounts due from banks and highly liquid investments that are both readily convertible into known amounts of cash and have maturities of three months or less at the time of acquisition such that they present insignificant risk of changes in value due to changing interest rates and lack of credit exposure. The carrying value of these securities approximates their fair value.

Reinsurance

The Company enters into reinsurance agreements to diversify risk and limit its overall financial exposure. Although these reinsurance agreements contractually obligate the reinsurers to reimburse the Company, they do not discharge the

Members Mutual Holding Company

Notes to Consolidated Financial Statements

(dollars in thousands)

Note 1—Summary of Significant Accounting Policies (Continued)

Company from its primary liability and obligation to policyholders. Risk transfer criteria are reviewed for each reinsurance contract to determine if the contract will be accounted for as reinsurance or under the deposit method of accounting.

The Company estimates the amount of uncollectible reinsurance recoverables based on periodic evaluations of balances due from reinsurers, reinsurer solvency, and management’s experience. Changes in the estimated amounts for uncollectible reinsurance recoverables are presented as a component of life, annuity, and health claim benefits in the Consolidated Statements of Operations. Amounts owed by reinsurers are considered past due based on the terms of the reinsurance contract. Reinsurance recoverables and any related allowance are written off after collection efforts have been exhausted or a negotiated settlement is reached with the reinsurer.

Deferred Policy Acquisition Costs (DAC)

Incremental direct costs of acquiring new business, principally commissions on sales, underwriting, policy issuance and processing, and medical inspection costs, are deferred for successfully placed contracts. DAC for the life insurance business is amortized over the life of the business; for traditional life products, the DAC is amortized as a level percentage of gross premiums; for universal life (UL) products, the DAC is amortized as a level percentage based on estimated gross profits (EGPs). DAC for the assumed block of deferred annuities is amortized over 20 years. For UL and the deferred annuities, amortization amounts are adjusted when revisions are made to the estimates of current or future EGPs. DAC balances are evaluated periodically to assess whether there are sufficient gross margins or gross profits to recover the remaining unamortized balances.

Intangible Assets

Intangible assets with definite lives are amortized over their expected useful lives using a method that best reflects the pattern in which the economic benefits of the intangible assets will be consumed or on a straight line basis ranging from four to ten years. Software intangible assets are amortized over four years using an accelerated amortization method. Intangible assets with indefinite useful lives are not amortized.

Future Policy Benefits, Policyholder Account Balances, and Other Policyholder Liabilities

Future policy benefits represent the reserve for traditional life insurance policies and annuities in payout status. Reserves for traditional life insurance policies are computed using the net level premium method on the basis of actuarial assumptions at the issue date of the contracts, including mortality, policy lapse assumptions, and rates of interest. The reserves for annuities in payout status (structured settlements) represent the present value of assumed future payment based on contract terms for the future payouts and can include assumptions for mortality. To the extent that unrealized gains on available-for-sale fixed income securities would result in a premium deficiency had those gains actually been realized, an increase in reserves for certain immediate annuities with life contingencies is recorded net of tax as a reduction of unrealized capital gains included in AOCI. For years ended December 31, 2017 and 2016, this adjustment, net of tax, was $470 and $273, respectively.

Policyholder account balances include the liability for assumed deferred annuity and universal life contracts and the liabilities for policy dividends and death benefits on life insurance contracts that have been left on deposit with the Company. These liabilities represent the account value of the policyholder as there are no other benefits due. This liability is equal to the balance that accrues to the benefit of the policyholder, which includes the accumulation of deposits, plus interest credited, less withdrawals.

Other policyholder liabilities include the amounts estimated for claims that have been reported but not settled and estimates for claims incurred but not reported.

Income Taxes

The Company files a consolidated federal income tax return. The consolidated group is composed of Members Mutual, Vericity, Inc., Vericity Holdings, Inc., LSI.com, Efinancial, Fidelity Life, America Direct Insurance Agency, Inc., iFramework, Inc. and eCoverage.com, LLC.

Members Mutual Holding Company

Notes to Consolidated Financial Statements

(dollars in thousands)

Note 1—Summary of Significant Accounting Policies (Continued)

The current receivable for federal income tax is recognized based on the estimated amounts to be reflected on the filed tax returns. Federal income tax expense or benefit is recognized based on amounts reported in the consolidated financial statements and using the applicable current federal income tax rate. Income taxes are allocated to operations and other comprehensive income based on the source of the taxable event. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effects of changes in tax rates or laws are recognized in the period that includes the enactment date. If necessary, a valuation allowance is established to reduce the carrying amount of deferred tax assets to amounts that are more likely than not to be realized. See Note 5, Income Taxes, for further detail.

Revenue Recognition

Life and health insurance contract premiums are recognized as income when due from policyholders. Deposits on deposit-type contracts are entered directly as a liability when cash is received.

Commission revenue from the sale of insurance products by Efinancial is recognized once the insurance policy is issued by the insurance company and accepted by the customer (policy placement) and recorded as commission receivable, net of any advances received. Provision is made for commission revenue that, based on experience, will ultimately not be earned due to the customer discontinuing the underlying insurance policy. Commission revenue that Efinancial earns from the sale of insurance products where Efinancial acts as the general agent (wholesale distribution) is recorded net of related commission expense paid to the writing agency.

Insurance lead sales include the sale of potential life insurance customer leads to outside parties including agencies and unaffiliated insurers. Sales of leads are recorded at the time the lead data is transferred to the customer and recorded as a receivable, net of allowance for returns.

Investment Income and Realized Investment Gains and Losses

Investment income consists primarily of interest and dividends. Interest is recognized on an accrual basis and reflects amortization of premiums and accretion of discounts on an effective yield basis, based on expected cash flows. Dividends are recorded on the ex-dividend date. Realized investment gains and losses, resulting from sales or calls of investments and representing the difference between the net proceeds and the carrying value of investments sold, are determined on a specific identification basis. Realized investment losses are also recognized when declines in the fair value of invested assets are considered to be other-than-temporary. Changes in value reported for investments accounted for using the equity method of accounting are classified within realized investment gains and losses.

Policyholder Dividend Obligation

Dividends payable to policyholders are determined annually based on the experience of the Closed Block policies and are payable only upon declaration by the Board of Directors of Fidelity Life. At December 31, 2017 and 2016, a provision has been made for dividends expected to be paid in the following calendar year of $1,203 and $1,245, respectively. The provision is recorded in other policyholder liabilities on the Consolidated Balance Sheets.

The Company also establishes a policyholder dividend obligation when cumulative actual earnings of the Closed Block are in excess of the cumulative expected earnings that were determined at the inception of the Closed Block. See Note 9 for further discussion.

Accounting Standards Pending Adoption

In May 2014, the Financial Accounting Standards Board (FASB) issued ASU No. 2014-09, Revenue from Contracts with Customers. The guidance is effective for interim and annual periods beginning after December 15, 2018. The core principal of the updated guidance is that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange

Members Mutual Holding Company

Notes to Consolidated Financial Statements

(dollars in thousands)

Note 1—Summary of Significant Accounting Policies (Continued)

for those goods or services. The standard also requires additional disclosure about the nature, amount, timing, and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments, changes in judgments, and assets recognized from costs incurred to obtain or fulfill a contract. The standard excludes from its scope the accounting for insurance contracts, financial instruments, and certain other agreements that are governed under other GAAP guidance. The implications on the Company’s revenue from adopting the new standard is primarily related to the commissions and fees earned by our agency operation for sales of unaffiliated carrier products.

In January 2016, the FASB issued Accounting Standards Update 2016-01, Financial Instruments—Overall: Recognition and Measurement of Financial Assets and Financial Liabilities (the ASU). The updated guidance requires changes to the current financial instruments reporting model and is effective for interim and annual periods beginning after December 15, 2018. The Company expects that the primary effects of the new guidance will be around the accounting for equity investments. All equity investments in unconsolidated entities (other than those accounted for using the equity method of accounting) will generally be measured at fair value through earnings. There will no longer be an available-for-sale classification for changes in fair value reported in other comprehensive income for equity securities with readily determinable fair values. Under the new guidance, changes in the fair value of equity securities will be reported as net realized investment gains (losses) in the Company’s Consolidated Statement of Operations. The impact is not expected to be material to the Company’s results of operations or financial position.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842): Accounting for Leases. The guidance is effective for interim and annual periods beginning after December 15, 2019. The new guidance requires a lessee to recognize “right-of-use” assets and liabilities for leases with lease terms of more than 12 months including those historically accounted for as operating leases. As the Company continues to evaluate the overall effects of the new guidance on its consolidated financial statements, it is expected that assets and liabilities will increase for the present value of remaining lease payments for leases in place at the adoption date; however, the impact is not expected to be material to the Company’s results of operations or financial position.

Note 2—Investments

The Company continuously monitors its investment strategies and individual holdings with consideration of current and projected market conditions, the composition of the Company’s liabilities, projected liquidity and capital investment needs, and compliance with investment policies and state regulatory guidelines.

Available-for-Sale Securities

The amortized cost, gross unrealized gains, gross unrealized losses, fair value, and OTTI loss included in AOCI of fixed maturities and equity securities available-for-sale as of December 31, 2017 and 2016 are as follows:

	December 31, 2017
	Amortized Cost	Unrealized Gain	Unrealized Loss	Fair Value	OTTI Losses
Fixed Maturities, Available-for-Sale
U.S. government and agencies	$14,312	$1,526	$(24)	$15,814	$—
U.S. agency mortgage-backed	34,728	670	(167)	35,231	—
State and political subdivisions	17,733	1,013	(29)	18,717	—
Corporate and miscellaneous	188,784	15,209	(180)	203,813	—
Foreign government	132	31	—	163	—
Residential mortgage-backed securities	4,064	503	(19)	4,548	(159)
Commercial mortgage-backed securities	12,715	127	(74)	12,768	—
Asset-backed securities	46,498	217	(101)	46,614	—

Total Fixed Maturities, Available-for-Sale	$318,966	$19,296	$(594)	$337,668	$(159)

Equity Security, Available-for-Sale
Corporate and miscellaneous	$109	$—	$—	$109	$—

Members Mutual Holding Company

Notes to Consolidated Financial Statements

(dollars in thousands)

Note 2—Investments (Continued)

	December 31, 2016
	Amortized Cost	Unrealized Gain	Unrealized Loss	Fair Value	OTTI Losses
Fixed Maturities, Available-for-Sale
U.S. government and agencies	$11,906	$1,534	$—	$13,440	$—
U.S. agency mortgage-backed	40,360	990	(300)	41,050	—
State and political subdivisions	10,707	721	(26)	11,402	—
Corporate and miscellaneous	195,642	12,665	(380)	207,927	—
Foreign government	132	16	—	148	—
Residential mortgage-backed securities	4,958	400	(33)	5,325	(225)
Commercial mortgage-backed securities	10,876	108	(50)	10,934	—
Asset-backed securities	48,975	158	(284)	48,849	—

Total Fixed Maturities, Available-for-Sale	$323,556	$16,592	$(1,073)	$339,075	$(225)

Equity Security, Available-for-Sale
Corporate and miscellaneous	$379	$—	$—	$379	$—

Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Maturities of mortgage-backed and asset-backed securities may be substantially shorter than their contractual maturity because they may require monthly principal installments and such loans may prepay principal. The amortized cost and fair value of fixed maturities available-for-sale at December 31, 2017, by contractual maturity, are presented in the following table:

	Amortized Cost	Estimated Fair Value
Due in one year or less	$18,748	$18,975
Due after one year through five years	63,495	65,808
Due after five years through ten years	45,615	47,514
Due after ten years	90,703	103,749
Securities not due at a single maturity date—primarily mortgage and asset-backed securities	100,405	101,622

Total fixed maturities, available-for-sale	$318,966	$337,668

Fixed maturities with a carrying value of $4,736 and $4,737 were on deposit with governmental authorities as required by law at December 31, 2017 and 2016, respectively.

The Company’s fixed maturities portfolio was primarily composed of investment grade securities, defined as a security having a rating of Aaa, Aa, A, or Baa from Moody’s, AAA, AA, A, or BBB from Standard & Poor’s, or National Association of Insurance Commissioners (NAIC) rating of NAIC 1 or NAIC 2. Investment grade securities comprised 90.7% and 82.8% of the Company’s total fixed maturities portfolio at December 31, 2017 and 2016, respectively.

Mortgage Loans

The Company makes investments in commercial mortgage loans through trust certificates. Through these trusts, the Company, along with other investors, owns a pro rata share of each loan in the trust. The Company participates in 25 such trusts with ownership shares ranging from 5.1% to 30.0% of the trust at December 31, 2017. Through the trusts,

Members Mutual Holding Company

Notes to Consolidated Financial Statements

(dollars in thousands)

Note 2—Investments (Continued)

the Company owns a share of 230 mortgage loans with a loan average balance of $187 and a maximum exposure related to any single loan of $555. Mortgage loan holdings are diversified by geography and property type as follows:

	December 31, 2017		December 31, 2016
	Gross Carrying Value	% of Total	Gross Carrying Value	% of Total
Property Type:
Retail	$14,248	33.0%	$11,903	36.3%
Office	9,931	23.0%	6,588	20.1%
Industrial	7,041	16.3%	5,291	16.1%
Mixed use	6,176	14.3%	4,197	12.8%
Apartments	2,860	6.6%	2,714	8.3%
Medical office	2,422	5.6%	1,784	5.4%
Other	442	1.2%	308	1.0%

Gross carrying value of mortgage loans	43,120	100.0%	32,785	100.0%

Valuation allowance	(268)		(490)

Net carrying value of mortgage loans	$42,852		$32,295

	December 31, 2017		December 31, 2016
	Gross Carrying Value	% of Total	Gross Carrying Value	% of Total
U.S. Region:
West South Central	$10,630	24.7%	$7,334	22.4%
East North Central	9,236	21.3%	6,977	21.3%
South Atlantic	11,074	25.7%	6,458	19.7%
West North Central	3,148	7.3%	4,535	13.8%
Mountain	3,398	7.9%	3,009	9.2%
Middle Atlantic	2,093	4.9%	1,891	5.8%
East South Central	2,751	6.4%	1,618	4.9%
New England	400	0.9%	488	1.5%
Pacific	390	0.9%	475	1.4%

Gross carrying value of mortgage loans	43,120	100.0%	32,785	100.0%

Valuation allowance	(268)		(490)

Net carrying value of mortgage loans	$42,852		$32,295

During 2017 and 2016, $14,174 and $5,102 of new mortgage loans were made, which did not include second lien mortgage loans. There were no taxes, assessments, or any amounts advanced that were not included in the mortgage loan balances at December 31, 2017 and 2016. As of December 31, 2017 and 2016, the Company had 7 and 10 mortgage loans with a total carrying value of $704 and $1,256 that were in a restructured status, respectively. As of December 31, 2017 and 2016, the Company had 0 and 1 mortgage loan with a total carrying value of $0 and $66 that were in process of foreclosure, respectively. There were no material impairments associated with these mortgage loans in 2017 or 2016.

The changes in the valuation allowance for commercial mortgage loans were as follows:

	2017	2016
Beginning balance	$490	$545
Net decrease in valuation allowance	(222)	(55)

Ending balance	$268	$490

Members Mutual Holding Company

Notes to Consolidated Financial Statements

(dollars in thousands)

Note 2—Investments (Continued)

At December 31, 2017 and 2016, the Company had no mortgage loans that were on nonaccrual status, respectively.

As of December 31, 2017 and 2016, the Company had a commitment to make investments in mortgage loan partnership trusts in the amount of $2,095 and $3,243, respectively.

Limited Partnerships

The carrying value of limited partnerships as of December 31, 2017 and 2016 was $899 and $1,557, respectively, which includes undistributed earnings of $(96) and $(152) as of December 31, 2017 and 2016, respectively. The Company’s maximum exposure to loss related to these equity method investments is limited to the carrying value of these investments plus unfunded commitments of $119 and $119 as of December 31, 2017 and 2016, respectively.

As of December 31, 2017 and 2016, the Company’s limited partnerships holdings included one hedge fund of funds investment, respectively, which consists of a diversified group of managers with multiple strategies being employed.

Net Investment Income

The sources of net investment income for the years ended December 31, 2017 and 2016 are as follows:

	2017	2016
Interest from:
Fixed maturity securities	$13,933	$14,931
Policy loans	226	365
Mortgage loans	1,989	1,565
Cash equivalents	90	26
Dividends on equity securities	456	362

Gross investment income	16,694	17,249
Investment expense	(1,575)	(1,292)

Net investment income	$15,119	$15,957

Investment expenses include investment management fees, some of which include incentives based on market performance, custodial fees and internal costs for investment-related activities.

Realized Investment Gains (Losses)

Realized investment gains (losses) for the years ended December 31, 2017 and 2016 are as follows:

	2017	2016
Sales of investments:
Fixed maturity securities, available-for-sale	$843	$34
Limited partnerships	89	78
OTTI losses on fixed maturity securities, available-for-sale—net	—	(26)
Trading securities—gains and (losses):
Equity securities	(609)	619
Investment expenses	(22)	(39)
Mortgage loans	214	55
Equity method—limited partnerships	56	(191)

Total net realized investment gains	$571	$530

Other-Than-Temporary Declines in Fair Value

The Company regularly reviews its investments portfolio for factors that may indicate that a decline in the fair value of an investment is other-than-temporary. A fixed maturity security is other-than-temporarily impaired if the fair value of

Members Mutual Holding Company

Notes to Consolidated Financial Statements

(dollars in thousands)

Note 2—Investments (Continued)

the security is less than its amortized cost basis and the Company either intends to sell the fixed maturity security or it is more likely than not the Company will be required to sell the fixed maturity security before recovery of its amortized cost basis. For all other securities in an unrealized loss position in which the Company does not expect to recover the entire amortized cost basis, the security is deemed to be other-than-temporarily impaired for credit reasons.

Significant judgment is required in the determination of whether an OTTI loss has occurred for a security. The Company has developed a consistent methodology and has identified significant inputs for determining whether an OTTI loss has occurred. Some of the factors considered in evaluating whether a decline in fair value is other-than-temporary are the financial condition and prospects of the issuer, payment status, the probability of collecting scheduled principal and interest payments when due, credit ratings of the securities, and the duration and severity of the decline.

The credit loss component of a fixed maturity security impairment is calculated as the difference between amortized cost and the present value of the expected cash flows of the security. The present value is determined using the best estimate of cash flows discounted at the effective rate implicit to the security at the date of purchase or prior impairment. The methodology and assumptions for estimating the cash flows vary depending on the type of security. For mortgage-backed and asset-backed securities, cash flow estimates, including prepayment assumptions, are based on data from widely accepted third-party sources or internal estimates. In addition to prepayment assumptions, cash flow estimates vary based on assumptions regarding the underlying collateral characteristics, expectations of delinquency and default rates, and structural support, including subordination and guarantees. If the present value of the modeled expected cash flows equals or exceeds the amortized cost of a security, no credit loss exists and the security is considered to be temporarily impaired. If the present value of the expected cash flows is less than amortized cost, the security is determined to be other-than-temporarily impaired for credit reasons and is recognized as an OTTI loss in earnings. The non-credit component, determined as the difference between the adjusted amortized cost basis and fair value, is recognized as OTTI in other comprehensive income.

A roll forward of the cumulative credit losses on fixed maturity securities as of December 31, 2017 and 2016 is as follows:

	2017	2016
Beginning balance of credit losses on fixed maturity securities	$828	$802
Additional credit losses for which an OTTI was not previously recognized	—	14
Additional credit losses for which an OTTI was previously recognized	—	12

Ending balance of credit losses on fixed maturity securities	$828	$828

Unrealized Losses for Fixed Maturities and Equity Securities

The Company’s fair value and gross unrealized losses for fixed maturities and equity securities available-for-sale, aggregated by investment category and length of time that individual securities have been in a continuous gross unrealized loss position as of December 31, 2017 and 2016 are as follows:

December 31, 2017	Less than 12 months		12 months or longer		Total
	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses
Fixed Maturity Securities
U.S. government and agencies	$3,092	$(24)	$—	$—	$3,092	$(24)
U.S. agency mortgage-backed	11,544	(71)	3,705	(96)	15,249	(167)
State and political subdivision	2,452	(29)	—	—	2,452	(29)
Corporate and miscellaneous	14,322	(178)	385	(2)	14,707	(180)
Residential mortgage-backed	728	(18)	10	(1)	738	(19)
Commercial mortgage-backed	2,795	(31)	1,701	(43)	4,496	(74)
Asset-backed securities	7,151	(47)	2,434	(54)	9,585	(101)

Total Fixed Maturities	$42,084	$(398)	$8,235	$(196)	$50,319	$(594)

Members Mutual Holding Company

Notes to Consolidated Financial Statements

(dollars in thousands)

Note 2—Investments (Continued)

December 31, 2016	Less than 12 months		12 months or longer		Total
	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses
Fixed Maturity Securities
U.S. government and agencies	$—	$—	$—	$—	$—	$—
U.S. agency mortgage-backed	13,658	(300)	—	—	13,658	(300)
State and political subdivision	1,010	(26)	—	—	1,010	(26)
Corporate and miscellaneous	22,659	(296)	1,490	(84)	24,149	(380)
Residential mortgage-backed	2,209	(32)	13	(1)	2,222	(33)
Commercial mortgage-backed	3,244	(49)	—	—	3,244	(49)
Asset-backed securities	17,464	(171)	10,155	(113)	27,619	(284)

Total Fixed Maturities	$60,244	$(874)	$11,658	$(198)	$71,902	$(1,072)

The indicated gross unrealized losses in all categories decreased from $1,072 at December 31, 2016 to $594 at December 31, 2017. Based on the Company’s current evaluation of its fixed maturities in an unrealized loss position in accordance with our impairment policy, and the Company’s current intentions regarding these securities, the Company concluded that these securities were not other-than-temporarily impaired.

Information and concentrations related to fixed maturities and equity securities in an unrealized loss position are included below. The tables below include the number of fixed maturities and equity securities in an unrealized loss position for greater than and less than 12 months and the percentage that were investment grade at December 31, 2017.

	Unrealized Losses less than 12 months
	Number of Securities
	Total	Impairment is Less than 10% of Amortized Cost	Impairment is between 10% and 20% of Amortized Cost	Impairment is Greater than 20% of Amortized Cost	Percent Investment Grade
Fixed Maturity Securities
U.S. government and agencies	3	3	—	—	100%
U.S. agency mortgage-backed	14	14	—	—	100%
State and political subdivision	9	9	—	—	100%
Corporate and miscellaneous	44	44	—	—	27%
Residential mortgage-backed	3	3	—	—	100%
Commercial mortgage-backed	2	2	—	—	100%
Asset-backed securities	15	15	—	—	100%

Total Fixed Maturities	90	90	—	—

Members Mutual Holding Company

Notes to Consolidated Financial Statements

(dollars in thousands)

Note 2—Investments (Continued)

	Unrealized Losses greater than 12 months
	Number of Securities
	Total	Impairment is Less than 10% of Amortized Cost	Impairment is between 10% and 20% of Amortized Cost	Impairment is Greater than 20% of Amortized Cost	Percent Investment Grade
Fixed Maturity Securities
U.S. agency mortgage-backed	6	6	—	—	100%
Corporate and miscellaneous	2	2	—	—	0%
Residential mortgage-backed	1	1	—	—	0%
Commercial mortgage-backed	1	1	—	—	100%
Asset-backed securities	5	5	—	—	60%

Total Fixed Maturities	15	15	—	—

Note 3—Intangible Assets, Net

Intangible assets, net, as of December 31, 2017 and 2016 consist of the following:

	Gross Carrying Amount		Accumulated Amortization		Intangible Assets, Net
	2017	2016	2017	2016	2017	2016
Classification
Trademark	$1,635	$1,635	$—	$—	$1,635	$1,635
Technology	5,095	5,095	(4,850)	(4,687)	245	408
Customer relationships	560	560	(560)	(560)	—	—
Other	605	605	(605)	(605)	—	—

	$7,895	$7,895	$(6,015)	$(5,852)	$1,880	$2,043

At December 31, 2017, the estimated amortization expense for intangible assets for the next five years is as follows:

2018	$163
2019	82
2020	—
2021	—
2022	—
Thereafter	—

Total	$245

Amortization expense for the years ended December 31, 2017 and 2016 was $163 and $164, respectively.

Note 4—Deferred Acquisition Costs

Policy acquisition costs deferred primarily consist of commissions on sales, policy underwriting and issuance costs, and variable sales and marketing costs. Annually, the Company reviews the assumptions and experience underlying the expected gross margins for policies accounted for as investment contracts, which may or may not result in the recognition of unlocking adjustments.

Members Mutual Holding Company

Notes to Consolidated Financial Statements

(dollars in thousands)

Note 4—Deferred Acquisition Costs (Continued)

The deferred policy acquisition costs and changes thereto for the years ended December 31, 2017 and 2016, are as follows:

	2017	2016
Beginning balance	$81,233	$86,490
Acquisition costs deferred	12,012	7,761
Amortization	(10,926)	(13,018)

Ending balance	$82,319	$81,233

Note 5—Income Taxes

The components of income tax (benefit) for the years ended December 31, 2017 and 2016 are as follows:

	2017	2016
Income tax applicable to:
Current	$(641)	$873
Deferred (net of (decrease) in valuation allowance: 2017—$(6,795), 2016—$(44))	(2,060)	(7,706)

Ending balance	$(2,701)	$(6,833)

On December 22, 2017, the Tax Cut and Jobs Act Bill “H.R.1” was enacted, which, among other things, reduced the federal tax rate for corporations to 21% and eliminated net operating loss carrybacks effective January 1, 2018. Upon enactment, the Company reduced its net deferred tax asset by $9,608 and decreased the valuation allowance by $6,559 resulting in a write-down of the net deferred tax asset through a charge to income tax expense in 2017 of $3,049.

Reconciliations between income taxes based on the combined federal and state income tax rates and the effective tax rate for the years ended December 31, 2017 and 2016 are as follows:

	2017	2016
Loss before income taxes	$(10,942)	$(22,171)
Statutory rate	34%	35%
Income tax benefit at statutory rate	(3,720)	(7,760)
Effect of:
(Decrease) in the valuation allowance	(237)	(44)
Change related to tax rate on ending net deferred tax assets	3,049	—
Other	(1,793)	971

Income tax (benefit)	$(2,701)	$(6,833)

Members Mutual Holding Company

Notes to Consolidated Financial Statements

(dollars in thousands)

Note 5—Income Taxes (Continued)

The components of the net deferred income tax assets as of December 31, 2017 and 2016 are as follows:

	2017	2016
Deferred tax assets:
Net operating loss carryforward attributable to Non-life companies:	$12,961	$19,292
Reinsurance assets	41,962	65,118
Policyholder dividend obligation	2,330	3,378
Basis difference—investments	—	43
Policyholder dividends	253	436
Commission receivable allowance	65	74
Incentive compensation	162	366
Other	3,060	5,035

Total deferred tax assets	60,793	93,742
Valuation allowance	(10,595)	(17,390)

Net deferred tax assets	50,198	76,352
Deferred tax liabilities:
Life insurance reserves	29,753	47,239
Deferred policy acquisition costs	10,288	17,788
Net unrealized investment gains	4,052	5,782
Intangible assets	395	695
Basis difference—investments	321	—
Due premiums—net	74	110
Other	390	1,275

Total deferred tax liabilities	45,273	72,889

Net deferred income tax assets	$4,925	$3,463

The Company established a valuation allowance for the net deferred tax assets of the companies included in the non-life sub-group because management believes that it is more likely than not that the deductions will not be recognized for tax purposes based on the current history of tax losses for the non-life sub-group.

The Company’s net operating loss carryforwards as of December 31, 2017 are as follows:

	Life Sub-Group	Non-Life Sub-Group	Total
Year net operating loss expires
2020	$—	$1,229	$1,229
2021	—	5,249	5,249
2022	—	5,057	5,057
2023	—	3,061	3,061
2024	—	1,708	1,708
2025	—	8,121	8,121
2026	—	5,361	5,361
2027	—	2,539	2,539
2028	—	1,099	1,099
2029	—	13,526	13,526
2030	—	5,311	5,311
2031	—	5,267	5,267
2032	—	4,193	4,193

	$—	$61,721	$61,721

Members Mutual Holding Company

Notes to Consolidated Financial Statements

(dollars in thousands)

Note 5—Income Taxes (Continued)

For 2017, the Company generated $983 of taxable income which, to the extent possible, was offset by net operating loss carryforwards arising in prior years. For 2016, the Company generated $3,994 of taxable income which was offset by a reduction of net operating loss carryforwards arising in prior years.

The Company has no unrecognized tax benefits for the years ended December 31, 2017 and 2016, and the Company does not expect the unrecognized tax benefits to increase in the next 12 months. The Company records penalties and interest related to unrecognized tax benefits within income tax expense.

The statute of limitations for the Company’s consolidated Federal income tax return is closed for all tax years up to and including 2009.

Note 6—Policy Liabilities

Future Policy Benefits

Future policy benefits represent the reserve for direct and assumed traditional life insurance policies and annuities in payout status.

In 2016, a $1,690 after-tax charge was recognized relating to a premium deficiency on an assumed term life block of business. The December 31, 2016 gross premium valuation for this block of business indicated a premium deficiency of $2,600. The indicated premium deficiency necessitated a charge to income in the insurance segment that was affected by an increase in future policy benefit and claims of $2,600.

The annuities in payout status are certain structured settlement contracts. The policy liability for structured settlement contracts of $18,099 and $17,641 as of December 31, 2017 and 2016, respectively, is computed as the present value of contractually specified future benefits. The amount included in the policy liability for structured settlements that are life contingent at December 31, 2017 and 2016, is $12,812 and $12,130, respectively.

To the extent that unrealized gains on fixed income securities would result in a premium deficiency had those gains actually been realized, a premium deficiency reserve is recorded. A liability of $3,643 and $2,976 is included as part of the liability for structured settlements with respect to this deficiency as of December 31, 2017 and 2016, respectively. The offset to this liability is recorded as a reduction of the unrealized capital gains included in AOCI.

Participating life insurance in force was 29.5% and 34.8% of the face value of total life insurance in force at December 31, 2017 and 2016, respectively.

Note 7—Reinsurance

The Company uses reinsurance to mitigate exposure to potential losses, provide additional capacity for growth, and provide greater diversity of business. For ceded reinsurance, the Company remains liable to the extent that reinsuring companies may not be able to meet their obligations under the reinsurance agreements. To manage the risk from failure of a reinsurer to meet its obligations, the Company periodically evaluates the financial condition of all of its reinsurers. No amounts have been recorded in 2017 and 2016 for amounts anticipated to be uncollectible or for the anticipated failure of a reinsurer to meet its obligations under the contracts.

Reinsurance recoverable as of December 31, 2017 and 2016 is comprised as follows:

	2017	2016
Ceded future policy benefits	$116,923	$119,205
Claims and other amounts recoverable	26,992	26,799

Ending balance	$143,915	$146,004

Members Mutual Holding Company

Notes to Consolidated Financial Statements

(dollars in thousands)

Note 7—Reinsurance (Continued)

The reconciliation of direct premiums to net premiums for the years ended December 31, 2017 and 2016 is as follows:

	2017	2016
Direct premiums	$142,823	$138,598
Assumed premiums	19,032	14,425
Ceded premiums	(78,982)	(74,885)

Net insurance premiums	$82,873	$78,138

Net policy charges on universal life products were $176 and $172 for the years ended December 31, 2017 and 2016, respectively, and are included in other income.

As of December 31, 2017 and 2016, reserves related to fixed-rate annuity deposits assumed from a former affiliate company amounted to approximately $88,724 and $93,168, respectively, and are included with policyholder account balances in the Consolidated Balance Sheets.

Note 8—Retirement and Executive Compensation Plans

The Company sponsors a defined contribution 401(k) plan covering substantially all employees. For the years ended December 31, 2017 and 2016, Members Mutual expenses were $582 and $572, respectively.

The Company has established a nonqualified deferred compensation plan under which participants can elect to defer a portion of current compensation. Eligible participants are members of the Company’s Board of Directors and certain members of the Company’s management.

The Vericity long term incentive plan (LTIP) covers certain members of management and the Company’s Board of Directors and provides that annual grants of award units can be made to the plan participants. The form of the specific grant, the performance requirements to earn the awards, the vesting period, and other key terms are specified in the annual grant agreement. All grants under the LTIP are approved by the Board of Directors.

The value of award units at each measurement date is determined by dividing the initial units (as defined in the LTIP) into the adjusted book value of Vericity at the measurement date. This formula is used to determine the estimated value of the outstanding award units and to determine the amount of bonus compensation for the period or the amount of any bonus payments to be made.

The LTIP awards are settled in cash and require the fair value of unsettled or unvested awards to be re-measured at the end of each reporting period and accordingly, the liability and corresponding expense are adjusted until the award is settled.

For the years ended December 31, 2017 and 2016, the Company recorded compensation expense related to the LTIP grants of $625 and $545, respectively.

In 2017 and 2016, the Company paid out grant awards in the amount of $950 and $707, respectively. As of December 31, 2017 and 2016, the liability for unpaid awards that had vested was $712 and $985, respectively.

The LTIP award activity for the year ended December 31, 2017, is as follows (in thousands, except unit value and grant unit

	Grant Units	Unit Value	Value of Grants
Outstanding at January 1, 2017	175,054	8.27	$1,448
Awards granted	184,870	7.05	1,303
Vested grants	(110,662)	6.87	(760)
Unit Value Adjustment	—	—	(297)

Outstanding at December 31, 2017	249,262		$1,694

Members Mutual Holding Company

Notes to Consolidated Financial Statements

(dollars in thousands)

Note 9—Closed Block

The Closed Block was formed as of October 1, 2006 and contains all participating policies issued or assumed by Fidelity Life. The assets and future net cash flows of the Closed Block are available only for purposes of paying benefits, expenses and dividends of the Closed Block and are not available to the Company, except for an amount of additional funding that was established at the inception of the Closed Block. The additional funding was designed to protect the block against future experience, and if the funding is not required for that purpose, is subject to reversion to the Company in the future. Any reversion of Closed Block assets to the Company must be approved by the Illinois Department of Insurance (IDOI).

In October 2011, the IDOI approved a reversion of a portion of the initial funding that the Company had determined was not required to fund the Closed Block. The carrying value of the assets transferred from the Closed Block on October 31, 2011, the date of transfer, was $4,397.

The assets and liabilities within the Closed Block are included in the Company’s consolidated financial statements on the same basis as other accounts of the Company. The maximum future earnings and accumulated other comprehensive income to be recognized from Closed Block assets and liabilities represent the estimated future Closed Block profits that will accrue to the Company and is calculated as the excess of Closed Block liabilities over Closed Block assets. Included in Closed Block assets at December 31, 2017 and 2016 is $9,229 and $8,963 of additional Closed Block funding, plus accrued interest, that is eligible for reversion to the Company if not needed to fund Closed Block experience.

The Closed Block was funded based on a model developed to forecast the future cash flows of the Closed Block, which is referred to as the actuarial calculation. The actuarial calculation projected the anticipated future cash flows of the Closed Block as established at the initial funding. We compare the actual results of the Closed Block to expected results from the actuarial calculation as part of the annual assessment of the current level of policyholder dividends. The assessment of policyholder dividends includes projections of future experience of the Closed Block. The review of Closed Block experience also includes consideration of whether a policy dividend obligation should be recorded to reflect favorable Closed Block experience that has not yet been reflected in the dividend scales.

As of December 31, 2017 and 2016, the Company recognized a policyholder dividend obligation of $11,097 and $9,652, respectively, resulting from the excess of actual cumulative earnings over the expected cumulative earnings, and from accumulated net unrealized investment gains that have arisen subsequent to the establishment of the Closed Block.

The impacts on the Company’s comprehensive income from recognizing a policyholder dividend obligation for the years ended December 31, 2017 and 2016 are as follows:

	2017	2016
Actual cumulative (loss) earnings over expected cumulative earnings	$(8,621)	$(7,635)
Income tax benefit	2,931	2,672

Net (loss) impact	(5,690)	(4,963)

Accumulated net unrealized investment gains	(2,476)	(2,017)
Income tax benefit	842	706

Other comprehensive income impact	(1,634)	(1,311)

Comprehensive income impact	$(7,324)	$(6,274)

Members Mutual Holding Company

Notes to Consolidated Financial Statements

(dollars in thousands)

Note 9—Closed Block (Continued)

Information regarding the Closed Block liabilities and assets designated to the Closed Block as of December 31, 2017 and 2016 is as follows:

	2017	2016
Closed Block Liabilities
Future policy benefits and claims	$74,540	$93,811
Policyholder account balances	8,655	9,307
Other policyholder liabilities	5,837	4,030
Policyholder dividend obligation	11,097	9,652
Other liabilities	5,014	4,661

Total Closed Block liabilities	105,143	121,461
Assets Designated to the Closed Block
Investments
Fixed maturity securities—Available-for-Sale (amortized cost $36,080 and $39,67, respectively)	39,763	42,717
Policyholder loans	1,490	1,585
Total investments	41,253	44,302
Cash and cash equivalents	3,330	1,317
Premiums due and uncollected	4,655	1,280
Accrued investment income	475	527
Reinsurance recoverables	54,933	70,319
Deferred income tax assets	5,783	9,190

Total assets designated to the Closed Block	110,429	126,935
Excess of Closed Block assets over liabilities	5,286	5,474
Amounts included in accumulated other comprehensive income:
Unrealized investment gains, net of income tax	2,430	2,009
Allocated to policyholder dividend obligation, net of income tax	(1,634)	(1,331)

Total amounts included in accumulated other comprehensive income	796	678

Maximum future earnings and accumulated other comprehensive income to be recognized from
Closed Block assets and liabilities	$(4,490)	$(4,796)

Information regarding the policyholder dividend obligation is as follows:

	2017	2016
Beginning Balance	$9,652	$7,428
Impact from earnings allocable to policyholder dividend obligation	987	1,334
Change in net unrealized investment gains allocated to policyholder dividend obligation	458	890

Ending Balance	$11,097	$9,652

Members Mutual Holding Company

Notes to Consolidated Financial Statements

(dollars in thousands)

Note 9—Closed Block (Continued)

Information regarding the Closed Block revenues and expenses is as follows:

	Years ended December 31,
	2017	2016
Revenues:
Life insurance premiums	$4,889	$6,283
Net investment income	1,734	2,157
Realized investment gains	161	118

Total revenues	6,784	8,558

Benefits and expenses:
Life and annuity benefits—including policyholders dividends of $2,081 in 2017 and $2,532 in 2016	3,692	6,754
Interest credited to policyholder account balances	223	239
General operating expenses	(2,125)	(1,355)

Total expenses	1,790	5,638
Revenues, net of expenses before provision for income tax expense	4,994	2,920

Income tax expense	5,143	993

Revenues, net of expenses and provision for income tax expense	$(149)	$1,927

The following table presents the amortized cost and fair value of the Closed Block fixed maturity securities portfolio at December 31, 2017, by contractual maturity. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties:

	Amortized Cost	Estimated Fair Value
Due in one year or less	$624	$637
Due after one year through five years	11,353	11,771
Due after five years through ten years	6,963	7,181
Due after ten years	15,449	18,456
Securities not due at a single maturity date—primarily Mortgage and Asset- Backed Securities	1,691	1,718

Total Fixed Maturities	$36,080	$39,763

Note 10 —Regulatory Matters

Minimum Capital and Surplus Requirements

Members Mutual and Fidelity Life are required to comply with the provisions of state insurance statutes in the jurisdictions in which they do business. These statutes include minimum capital and surplus requirements. At December 31, 2017, Members Mutual and Fidelity Life exceeded the minimum capital and surplus level of $2,000 required by Illinois, their state of domicile.

Risk-Based Capital Requirements

The NAIC established a standard for assessing the solvency of insurance companies using a formula for determining each insurer’s risk-based capital (RBC). At December 31, 2017, the RBC of the Company’s insurance subsidiary, Fidelity Life, exceeded the levels at which certain regulatory corrective actions would be initiated. Members Mutual, as a mutual insurance holding company, is not subject to the NAIC’s RBC requirements.

Members Mutual Holding Company

Notes to Consolidated Financial Statements

(dollars in thousands)

Note 10 —Regulatory Matters (Continued)

Dividend Limitations

The maximum amount of dividends that can be paid by Illinois life insurance companies to shareholders without 30 days prior notice to the Director of the IDOI is the greater of (i) statutory net income for the preceding year or (ii) 10% of statutory surplus as of the preceding year-end. However, under State of Illinois insurance statutes, dividends may be paid only from surplus, excluding unrealized appreciation in value of investments without prior approval. All dividends paid by Fidelity Life must be reported to the IDOI prior to payment.

During 2017, the Company declared and paid dividends in the amount of $7,000. During 2016, Fidelity Life declared no dividends and $13,000 was paid out in installments of $3,000, $2,000 and $8,000 in March, May and June of 2016, respectively, related to dividends declared in 2015.

Members Mutual has an unassigned deficit at December 31, 2017, and, as a result, is unable to pay dividends without prior approval of the IDOI. There were no dividends approved or paid during the twelve months ended December 31, 2017 and 2016.

Statutory Accounting Practices

Members Mutual and Fidelity Life prepare their statutory-basis financial statements in conformity with accounting practices prescribed or permitted by the IDOI. The IDOI requires that insurance companies domiciled in Illinois prepare their statutory-basis financial statements in accordance with the NAIC’s Accounting Practices and Procedures Manual, as modified by the IDOI. In addition, the IDOI has a right to permit other specific practices that may deviate from prescribed practices. Fidelity Life adopted a practice permitted by the IDOI that increased surplus by $2,000 as of December 31, 2017 and 2016. The permitted practice allows Fidelity Life to carry a guarantee fund note receivable from Members Mutual as an admitted asset, rather than non-admitting the note as required by the NAIC statutory accounting principles.

Statutory Financial Information

The statutory capital and surplus and net income (loss) for Fidelity Life and Members Mutual, as determined in accordance with statutory accounting practices prescribed or permitted by the IDOI, as of December 31, 2017 and 2016, and for the years ended December 31, 2017 and 2016, are as follows:

	Years ended December 31,
	2017	2016
Capital and Surplus
Fidelity Life	$127,605	$132,225
Members Mutual	2,020	2,026

	Years ended December 31,
	2017	2016
Net Income (Loss)
Fidelity Life	$1,018	$5,236
Members Mutual	(6)	(10)

Members Mutual Holding Company

Notes to Consolidated Financial Statements

(dollars in thousands)

Note 11—Commitments and Contingencies

Leases

Minimum future operating lease payments, including lease payments for real estate, vehicles, computers and office equipment as of December 31, 2017 are:

2018	$1,181
2019	1,225
2020	1,268
2021	787
2022	705
Thereafter	59

Total	$5,225

Lease expense for the years ended December 31, 2017 and 2016 was $1,516 and $1,537, respectively.

Litigation

The Company is subject to legal and regulatory actions in the ordinary course of its business. Management does not believe such litigation will have a material impact on the Company’s financial statements. The Company establishes accruals for litigation and regulatory matters when it is probable that a loss has been incurred and the amount of that loss can be reasonably estimated. For litigation and regulatory matters where a loss may be reasonably possible but not probable, or is probable but not reasonably estimable, no accrual is established, but the matter, if material, is disclosed. The Company is not aware of any legal or regulatory matters threatened or pending against Members Mutual or any of its subsidiaries.

Debt

The Company is a member of the Federal Home Loan Bank of Chicago (FHLBC). As a member, the Company is able to borrow on a collateralized basis from FHLBC which can be used as an alternative source of liquidity. FHLBC membership requires the Company to own member stock. At December 31, 2017 the Company held $109 of FHLBC common stock which allows the Company to borrow up to $2,433. Interest on borrowed funds is charged at variable rates established from time to time by FHLBC and depending on the borrow option selected at the time of the borrowing. No amounts have been borrowed from the FHLBC as of December 31, 2017 and 2016.

Note 12—Assets and Liabilities Measured at Fair Value

Fair value is the estimated price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company attempts to establish fair value as an exit price consistent with transactions taking place under normal market conventions. The Company utilizes market observable information to the extent possible and seeks to obtain quoted market prices for all securities. If quoted market prices in active markets are not available, the Company uses a number of methodologies to establish fair value estimates including discounted cash flow models, prices from recently executed transactions of similar securities, or broker/dealer quotes.

Fair values for the Company’s fixed maturities and equity securities are determined by management, utilizing prices obtained from third party pricing services. Management reviews on an ongoing basis the reasonableness of the methodologies used by the pricing services to ensure prices received represent a reasonable estimate of fair value and to confirm representations regarding whether inputs are observable or unobservable. The main procedure the Company employs in fulfillment of this objective includes back-testing transactions, where past fair value estimates are compared to actual transactions executed in the market on similar dates.

The Company’s assets and liabilities have been classified into a three-level hierarchy based on the priority of the inputs to the respective valuation technique. The hierarchy gives the highest ranking to fair values determined using unadjusted

Members Mutual Holding Company

Notes to Consolidated Financial Statements

(dollars in thousands)

Note 12—Assets and Liabilities Measured at Fair Value (Continued)

quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest ranking to fair values determined using methodologies and models with unobservable inputs (Level 3). An asset’s or a liability’s classification is based on the lowest level input that is significant to its measurement. For example, a Level 3 fair value measurement may include inputs that are both observable (Level 1 and Level 2) and unobservable (Level 3). The levels of the fair value hierarchy are as follows:

Level 1 – Unadjusted quoted prices for identical assets in active markets the Company can access. Level 1 assets include securities that are traded in an active exchange market.

Level 2 – This level includes fixed maturities priced principally by independent pricing services using observable inputs other than Level 1 prices, such as quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments on inactive markets; and model-derived valuations for which all significant inputs are observable market data. Level 2 instruments include most corporate debt securities and U.S. government and agency mortgage-backed securities that are valued by models using inputs that are derived principally from or corroborated by observable market data. Level 2 instruments also include a private placement equity fund.

Level 3 – Valuations derived from valuation techniques in which one or more significant inputs are unobservable. Level 3 instruments include less liquid assets for which significant inputs are unobservable in the market, such as structured securities and private placement bonds that require significant management assumptions or estimation in the fair value measurement.

This hierarchy requires the use of observable market data when available.

Certain assets are not carried at fair value on a recurring basis, including investments such as mortgage loans, intangible assets, future policy benefits excluding term life reserves and policyholder account balances. Accordingly, such investments are only included in the fair value hierarchy disclosure when the investment is subject to re-measurement at fair value after initial recognition (for example, when there is evidence of impairment) and the resulting re-measurement is reflected in the consolidated financial statements at the reporting date.

Recurring and Non-Recurring Fair Value Measurements

The Company’s assets and liabilities that are carried at fair value on a recurring and non-recurring basis as of December 31, 2017 and 2016, by fair value hierarchy level, are as follows:

December 31, 2017	Level 1	Level 2	Level 3	Total Fair Value
Recurring Fair Value Measurements
Financial instruments recorded as assets:
Fixed Maturities, Available-for-Sale:
U.S. government and agencies	$—	$15,814	$—	$15,814
U.S. agency mortgage-backed	—	35,231	—	35,231
State and political subdivision	—	18,717	—	18,717
Corporate and miscellaneous	1,934	179,589	22,290	203,813
Foreign government	—	163	—	163
Residential mortgage-backed securities	—	4,548	—	4,548
Commercial mortgage-backed securities	—	12,768	—	12,768
Asset-backed securities	—	45,614	1,000	46,614

Total Fixed Maturities Available-for-Sale	1,934	312,444	23,290	337,668
Equity Security, Available-for-Sale	—	109	—	109
Equity Securities, trading	5,596	—	—	5,596

Total recurring assets	$7,530	$312,553	$23,290	$343,373

Members Mutual Holding Company

Notes to Consolidated Financial Statements

(dollars in thousands)

Note 12—Assets and Liabilities Measured at Fair Value (Continued)

December 31, 2016	Level 1	Level 2	Level 3	Total Fair Value
Recurring Fair Value Measurements
Financial instruments recorded as assets:
Fixed Maturities, Available-for-Sale:
U.S. government and agencies	$—	$13,440	$—	$13,440
U.S. agency mortgage-backed	—	41,050	—	41,050
State and political subdivision	—	11,402	—	11,402
Corporate and miscellaneous	504	178,379	29,044	207,927
Foreign government	—	148	—	148
Residential mortgage-backed securities	—	5,325	—	5,325
Commercial mortgage-backed securities	—	10,934	—	10,934
Asset-backed securities	—	48,849	—	48,849

Total Fixed Maturities Available-for-Sale	504	309,527	29,044	339,075
Equity Security, Available-for-Sale	—	379	—	379
Equity Securities, trading	5,908	—	—	5,908

Total recurring assets	$6,412	$309,906	$29,044	$345,362

Summary of Significant Valuation Techniques for Assets and Liabilities on a Recurring Basis

Level 1 securities include principally exchange-traded funds that are valued based on quoted market prices for identical assets. All the fair values of the Company’s fixed maturities and equity securities within Level 2 are based on prices obtained from independent pricing services. All of the Company’s prices for each security are generally sourced from multiple pricing vendors, and a vendor hierarchy is maintained by asset type and region of the world, based on historical pricing experience and vendor expertise. The Company ultimately uses the price from the pricing service highest in the vendor hierarchy based on the respective asset type and region. For fixed maturities that do not trade on a daily basis, the pricing services prepare estimates of fair value measurements using their pricing applications which incorporate a variety of inputs including, but not limited to, benchmark yields, reported trades, broker/dealer quotes, issuer spreads, and U.S. Treasury curves. Specifically, for asset-backed securities, key inputs include prepayment and default projections based on past performance of the underlying collateral and current market data. Securities with validated quotes from pricing services are reflected within Level 2 of the fair value hierarchy, as they generally are based on observable pricing for similar assets or other market significant observable inputs.

Level 3 fair value classification consists primarily of investments in private placement securities where the fair value of security is determined by a pricing service using spread matrix pricing which incorporates a discounted cash flow model where one or more of the significant inputs is unobservable in the market place. The remaining securities in Level 3 consist of corporate bonds whose fair values are determined by pricing models where there is a lack of transparency to one or more significant inputs, or broker/dealer quotes. The fair value of a broker-quoted asset is based solely on the receipt of an updated quote from a single market maker or a broker-dealer recognized as a market participant. The Company does not adjust broker quotes when used as the fair value measurement for an asset. As of December 31, 2017, the Company held 1 security priced using a broker/dealer quote that was within Level 3. The fair value of Level 3 liabilities is estimated on the discounted cash flow of contractual payments.

If the Company believes the pricing information received from third party pricing services is not reflective of market activity or other inputs observable in the market, the Company may challenge the price through a formal process with the pricing service. Historically, the Company has not challenged or updated the prices provided by third-party pricing services. However, any such updates by a pricing service to be more consistent with the presented market observations, or any adjustments made by the Company to prices provided by third-party pricing services would be reflected in the balance sheet for the current period.

When the inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement in its entirety. Thus, a Level 3 fair value measurement may include inputs that are observable (Level 1 or Level 2) and

Members Mutual Holding Company

Notes to Consolidated Financial Statements

(dollars in thousands)

Note 12—Assets and Liabilities Measured at Fair Value (Continued)

unobservable (Level 3). Net transfers in and/or out of Level 3 are reported as having occurred at the beginning of the period and are based on observable inputs received from pricing sources; therefore, all realized and unrealized gains and losses on these securities for the period are reflected in the table that follows. A summary of changes in fair value of Level 3 assets held at fair value on a recurring basis for the years ended December 31, 2017 and 2016 is as follows:

		Total gains (losses) included in:
2017	Balance at January 1, 2017	Net Income	OCI	Purchases	Sales	Settlements	Net Transfers	Balance at December 31, 2017
Financial Assets
Fixed maturities, available-for-sale
Corporate and miscellaneous	$29,044	$23	$(577)	$—	$(280)	$(7,170)	$1,250	$22,290
Asset-backed	—	—	—	1,000	—	—	—	1,000

Total assets	$29,044	$23	$(577)	$1,000	$(280)	$(7,170)	$1,250	$23,290

		Total gains (losses) included in:
2016	Balance at January 1, 2016	Net Income	OCI	Purchases	Sales	Settlements	Net Transfers	Balance at December 31, 2016
Financial Assets
Fixed maturities, available-for-sale
Corporate and miscellaneous	$33,638	$—	$(390)	$—	$—	$(4,204)	$—	$29,044
Asset-backed	6,761	—	—	—	—	—	(6,761)	—

Total assets	$40,399	$—	$(390)	$—	$—	$(4,204)	$(6,761)	$29,044

Liabilites
Noncontrolling interest liability	$5,826	$99	$—	$—	$—	$(5,925)	$—	$—

The total change in unrealized investment gains (losses) presented in the preceding table represents unrealized gains (losses) only for the current year during which the applicable financial instruments were classified as Level 3. Securities classified as Level 3 may be transferred in or out of Level 3 based on the availability of observable market information used to determine the fair value of the security. There was one transfer out of Level 2 into Level 3 based on a single broker quote obtained from pricing sources in 2017. There were six transfers out of Level 3 into Level 2 based on observable inputs obtained from pricing sources in 2016. There were no transfers between Level 1 and Level 2 in 2017 or 2016.

The following presents quantitative information about the significant unobservable inputs utilized by the Company in the fair value measurements of Level 3 assets. Valuations for assets and liabilities not presented in the tables below are primarily based on broker/dealer quotes for which there is a lack of transparency as to inputs used to develop the valuations. The quantitative detail of these unobservable inputs is neither provided nor reasonably available to the Company.

	Fair Value	Valuation Technique	Unobservable Input(s)	Range (Weighted Average)
December 31, 2017
Fixed Maturities, Available-for-Sale:
Corporate	$21,040	Matrix pricing	Spreads off benchmark yields	58 – 148 bps (83 bps)

	Fair Value	Valuation Technique	Unobservable Input(s)	Range (Weighted Average)
December 31, 2016
Fixed Maturities, Available-for-Sale:
Corporate	$29,044	Matrix pricing	Spreads off benchmark yields	76 – 194 bps (110 bps)

Members Mutual Holding Company

Notes to Consolidated Financial Statements

(dollars in thousands)

Note 12—Assets and Liabilities Measured at Fair Value (Continued)

For the fixed maturities, an increase in spreads off benchmark yields would result in a lower fair value measurement.

Valuation for Level 3 securities not presented in the table above are primarily based on valuation models or a single broker/dealer quote for which there is a lack of transparency as to inputs used to develop the valuations. The quantitative detail of these unobservable inputs is neither provided nor reasonably available to the Company.

Financial Instruments not Measured at Fair Value

The carrying amount and estimated fair values of the Company’s financial instruments that are not measured at fair value on the Consolidated Balance Sheets as of December 31, 2017 and 2016 are as follows:

		Estimated Fair Value
	Carrying Value	Level 1	Level 2	Level 3	Total
December 31, 2017
Financial instruments recorded as assets:
Mortgage loans	$42,852	$—	$—	$41,784	$41,784
Policy loans	5,936	—	—	7,766	7,766
Cash and cash equivalents	11,766	11,766	—	—	11,766
Financial instruments recorded as liabilities:
Future policy benefits, excluding term life reserves	20,605	—	—	19,047	19,047
Policyholder account balances	$98,899	$—	$—	$100,007	$100,007

		Estimated Fair Value
	Carrying Value	Level 1	Level 2	Level 3	Total
December 31, 2016
Financial instruments recorded as assets:
Mortgage loans	$32,295	$—	$—	$32,785	$32,785
Policy loans	5,776	—	—	7,562	7,562
Cash and cash equivalents	19,422	19,422	—	—	19,422
Financial instruments recorded as liabilities:
Future policy benefits, excluding term life reserves	22,691	—	—	20,452	20,452
Policyholder account balances	$103,884	$—	$—	$100,099	$100,099

The following methods and assumptions were used to estimate the fair value of these financial assets and liabilities.

Mortgage Loans—Fair value was based on the discounted value of future cash flows for all first mortgage loans adjusted for specific loan risk. The discount rate was based on the rate that would be offered for similar loans at the reporting date.

Policyholder Loans—Fair value of policyholder loans are estimated using discounted cash flows using risk-free interest rates with no adjustment for borrower credit risk as these loans are fully collateralized by the cash value of the underlying insurance policy.

Future Policy Benefits and Policyholder Account Balances—For deposit liabilities with interest rate guarantees greater than one year or with defined maturities, the fair value was estimated by calculating an average present value of expected cash flows over a broad range of interest rate scenarios using the current market risk-free interest rates adjusted for spreads required for publicly traded bonds issued by comparably rated insurers. For deposit liabilities with interest rate guarantees of less than one year, the fair value was based on the amount payable on demand at the reporting date.

The carrying amounts reported on the Consolidated Balance Sheets for accrued investment income and certain other assets and other liabilities approximate fair value due to the short-term nature of these items. These assets and liabilities are not listed in the tables above.

Members Mutual Holding Company

Notes to Consolidated Financial Statements

(dollars in thousands)

Note 13—Accumulated Other Comprehensive Income (Loss)

Changes in accumulated other comprehensive income, net of taxes as of December 31, consist of the following:

	Net Unrealized Gains (Losses) on Investments with OTTI Losses	Net Unrealized Gains (Losses) on Other Investments	Total
Balance at January 1, 2017	$362	$5,975	$6,337
Other comprehensive income before reclassifications	—	2,058	2,058
Income tax (expense)	—	(597)	(597)

Other comprehensive loss after tax	—	1,461	1,461

Balance at December 31, 2017	$362	$7,436	$7,798

	Net Unrealized Gains (Losses) on Investments with OTTI Losses	Net Unrealized Gains (Losses) on Other Investments	Total
Balance at January 1, 2016	$375	$4,123	$4,498
Other comprehensive income before reclassifications	(10)	3,126	3,116
Unrealized investment gains reclassified from accumulated other comprehensive income	(10)	(278)	(288)
Income tax (expense)	7	(996)	(989)

Other comprehensive loss after tax	(13)	1,852	1,839

Balance at December 31, 2016	$362	$5,975	$6,337

Note 14—Business Segments

As of December 31, 2017, the Company’s current operations were organized into three segments: Insurance, Agency, and Corporate.

The Insurance segment is composed of three broad lines consisting of Direct Life, Closed Block, and Assumed Life and Annuities. Direct Life and the Closed Block are distinct operations; the assumed business and the small amount of structured settlements are all blocks in runoff from a prior management arrangement.

The Agency segment includes the insurance distribution operations of the Company and includes commission revenue from the sale of Fidelity Life products.

The Corporate segment includes certain expenses that are corporate expenses or that will benefit the overall organization and are not allocated to a segment.

All intercompany accounts and transactions have been eliminated in consolidation, including any profit or loss from the sale of Insurance segment products through the Agency segment.

Members Mutual Holding Company

Notes to Consolidated Financial Statements

(dollars in thousands)

Note 14—Business Segments (Continued)

The segment results for the years ended December 31, 2017 and 2016 are as follows:

2017	Insurance	Agency	Corporate	Eliminations	Total
Net insurance premiums	$82,873	$—	$—	$—	$82,873
Net investment income	15,215	—	210	(306)	15,119
Net realized investment gains	571	—	—	—	571
Earned commissions from external customers	—	11,514	—	—	11,514
Intersegment earned commissions	—	23,282	—	(23,282)	—
Other income	264	5,529	—	—	5,793

Total revenues	98,923	40,325	210	(23,588)	115,870

Life and annuity benefits	59,811	—	—	—	59,811
Operating costs and expenses	21,368	40,786	4,923	(11,165)	55,912
Amortization of deferred policy acquisition costs	15,401	—	—	(4,475)	10,926
Amortization of intangible assets	—	163	—	—	163

Total benefits and expenses	96,580	40,949	4,923	(15,640)	126,812

(Loss) income before income taxes	$2,343	$(624)	$(4,713)	$(7,948)	$(10,942)

2016	Insurance	Agency	Corporate	Eliminations	Total
Net insurance premiums	$78,138	$—	$—	$—	$78,138
Net investment income	16,032	—	174	(249)	15,957
Net realized investment gains	530	—	—	—	530
Earned commissions from external customers	—	11,375	—	—	11,375
Intersegment earned commissions	—	23,872	—	(23,872)	—
Other income	276	6,723	—	—	6,999

Total revenues	94,976	41,970	174	(24,121)	112,999

Life and annuity benefits	63,450	—	—	—	63,450
Operating costs and expenses	19,401	42,780	4,767	(8,410)	58,538
Amortization of deferred policy acquisition costs	18,605	—	—	(5,587)	13,018
Amortization of intangible assets	—	164	—	—	164
Total benefits and expenses	101,456	42,944	4,767	(13,997)	135,170

(Loss) before income taxes	$(6,480)	$(974)	$(4,593)	$(10,124)	$(22,171)

2017	Insurance	Agency	Corporate	Total
Cash and investments	$400,715	$594	$3,517	$404,826
Commissions and agent balances	(5,061)	7,095	—	2,034
Deferred policy acquisition costs	82,319	—	—	82,319
Intangibles assets	—	1,880	—	1,880
Reinsurance recoverable	143,915	—	—	143,915
Deferred income tax assets, net	(10,802)	—	15,727	4,925
Other	19,172	1,421	5,922	26,515

Total assets	$630,258	$10,990	$25,166	$666,414

2016	Insurance	Agency	Corporate	Total
Cash and investments	$400,383	$1,584	$2,445	$404,412
Commissions and agent balances	(614)	1,707	—	1,093
Deferred policy acquisition costs	81,233	—	—	81,233
Intangibles assets	—	2,043	—	2,043
Reinsurance recoverable	146,004	—	—	146,004
Deferred income tax assets, net	(17,079)	—	20,542	3,463
Other	11,125	1,638	3,383	16,146

Total assets	$621,052	$6,972	$26,370	$654,394

Members Mutual Holding Company

Notes to Consolidated Financial Statements

(dollars in thousands)

Note 14—Business Segments (Continued)

The Company’s investment in equity method investees and the related equity income is attributable to the corporate segment.

All the Company’s significant revenues and long-lived assets are located in the United States, which is the Company’s country of domicile.

Note 15—Subsequent Events

Management has evaluated subsequent events up to and including April 17, 2018, the date these Consolidated Financial Statements were issued and determined there were no reportable subsequent events.

MEMBERS MUTUAL HOLDING COMPANY

Schedule I

Summary of Investments Other Than Investments in Related Parties

As of December 31, 2017

(in thousands)

Type of Investment	Cost	Value	Balance Sheet
Fixed maturities:
Bonds:
U.S. Government and agencies	$14,312	$15,814	$15,814
U.S. Agency Mortgage Backed	34,728	35,231	35,231
State and political subdivisions	17,733	18,717	18,717
Corporate and miscellaneous	188,784	203,813	203,813
Foreign government	132	163	163
Residential mortgage backed securities	4,064	4,548	4,548
Commercial mortgage backed securities	12,715	12,768	12,768
Asset backed securities	46,498	46,614	46,614

Total fixed maturity securities	318,966	337,668	337,668

Equity securities:
Common stock	6,293	5,705	5,705
Mortgage loans	42,852		42,852
Limited partnership interests	899		899
Policy loans	5,936		5,936

Total investments	$374,946		$393,060

MEMBERS MUTUAL HOLDING COMPANY

Schedule II

Condensed Financial Information of Registrant (Parent Company)

As of and for the Years Ended December 31, 2017 and 2016

(in thousands)

Members Mutual Holding Company

Condensed Statement of Operations and Comprehensive Income

Years Ended December 31	2017	2016
Revenues
Net investment income	20	20
Total revenue	20	20

Expenses
Administrative and general	26	53
Total Expenses	26	53
(Loss) before income taxes	(6)	(33)
Income tax (benefit)	(3)	(7)

Net (loss) before equity in net loss of subsidiary	(3)	(26)
Equity in net loss of subsidiary	(8,238)	(15,312)

Net loss	(8,241)	(15,338)
Other comprehensive (loss) income	(5)	4
Equity in other comprehensive income of subsidiary	1,466	1,835

Total Comprehensive (Loss)	$(6,780)	$(13,499)

Members Mutual Holding Company

Condensed Balance Sheets

Years Ended December 31	2017	2016
Assets
Investment in subsidiary	$196,180	$202,949
Fixed maturities, available-for-sale	1,596	1,595
Cash and cash equivalents	436	488
Accrued investment income	2	2
Other assets	8	7

Total assets	$198,222	$205,041

Liabilities and equity
Liabilities:
Due to subsidiaries	$2,019	$2,056
Other liabilities	—	2

Total liabilities	2,019	2,058

Equity:
Retained earnings	188,405	196,646
Other comprehensive income	7,798	6,337

Total equity	196,203	202,983

Total liabilities and equity	$198,222	$205,041

Members Mutual Holding Company

Condensed Statements of Cash Flows

Years Ended December 31	2017	2016
Cash Flows from Operating Activities
Net Loss	$(8,241)	$(15,338)
Adjustments to reconcile net income to net cash provided by (used for) operations:
Equity in earnings of subsidiaries	8,238	15,312
Accretion of bond discount	(6)	(6)
Change in:
Due to subsidiaries	(37)	8
Current income taxes payable	(3)	—
Other liabilities	(2)	2
Other assets	(1)	(3)

Net cash (used by) operating activities	(52)	(25)

Cash Flows from Investing Activities
Purchase of fixed maturity securities	—	—
Proceeds from fixed maturity securities—maturities	—	—
Net cash flows (used by) investing activities	—	—
Net (Decrease) in Cash	(52)	(25)
Cash at beginning of year	488	513

Cash at end of year	$436	$488

MEMBERS MUTUAL HOLDING COMPANY

Schedule III

Supplementary Insurance Information

As of and for the Years Ended December 31, 2017 and 2016

(in thousands)

Segment	Deferred Policy Acquisition Costs	Future Policy Benefits Losses and Expenses	Other Policy Claims and Benefits Payable	Premium Revenue	Net Investment Income	Benefits, Claims, Losses and Settlement Expenses	Amortization of DAC	Other Operating Expenses
2017
Agency								40,949
Insurance	82,319	302,782	146,007	82,873	15,215	59,811	15,401	21,368
Corporate and Other					210			4,923
Eliminations	—	—	—	—	(306)	—	(4,475)	(11,165)

Total	82,319	302,782	146,007	82,873	15,119	59,811	10,926	56,075

2016
Agency								42,944
Insurance	81,233	290,500	144,066	78,138	16,032	63,450	18,605	19,401
Corporate and Other					174			4,767
Eliminations	—	—	—	—	(249)	—	(5,587)	(8,410)

Total	81,233	290,500	144,066	78,138	15,957	63,450	13,018	58,702

MEMBERS MUTUAL HOLDING COMPANY

Schedule IV

Reinsurance

As of and for the Years Ended December 31, 2017 and 2016

(in thousands)

	Gross Amount	Ceded to Other Companies	Assumed From Other Companies	Net Amount	Percentage of Amount Assumed to Net
2017
Life insurance face amount in force	$29,217,109	$25,015,778	$1,812,083	$6,013,414	30.1%
Premiums
Life insurance	$141,848	$78,717	$19,032	$82,163	23.2%
Accident and Health	975	265	—	710	0.0%

Total premiums	$142,823	$78,982	$19,032	$82,873	23.0%

2016
Life insurance face amount in force	$28,056,717	$25,311,214	$1,597,939	$4,343,442	36.8%
Premiums
Life insurance	$137,435	$74,567	$14,425	$77,293	18.7%
Accident and Health	1,163	318	—	845	0.0%

Total premiums	$138,598	$74,885	$14,425	$78,138	18.5%

MEMBERS MUTUAL HOLDING COMPANY

Schedule V

Valuation and Qualifying Accounts

For the Years Ended December 31, 2017 and 2016

(in thousands)

		Additions
	Balance at Beginning of Period	Charged to Costs and Expenses	Other	Deductions	Balance at End of Period
2017
Allowance for losses on commercial mortgage	$490	$—	$—	$222	$268
Allowance for uncollectible receivables	1,850	—	—	1,020	830
Valuation allowance on deferred tax asset	17,390	142	6,649	288	23,893

	$19,730	$142	$6,649	$1,530	$24,991

2016
Allowance for losses on commercial mortgage	$545	$—	$—	$55	$490
Allowance for uncollectible receivables	1,850	—	—	—	1,850
Valuation allowance on deferred tax asset	17,434	$—	—	44	17,390

	$19,829	$—	$—	$99	$19,730

You should rely only on the information contained in this prospectus. We have not, and Raymond James has not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and Raymond James is not, making an offer to sell these securities to any person in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date. Information contained on our web site is not part of this prospectus.

The table of contents is located on the inside of the front cover of this prospectus.

VERICITY, INC.

UP TO 20,125,000 SHARES COMMON STOCK

PROSPECTUS

RAYMOND JAMES

[            ]

Until [                 , 2018] all dealers effecting transactions in Vericity, Inc. common stock may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to any unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The table below sets forth the costs and expenses payable by us in connection with the issuance and distribution of the securities being registered. All amounts are estimated, except for the SEC registration fee. All costs and expenses are payable by us.

SEC Registration Fee	$	[●]
Printing, Postage and Mailing Expenses	$	[●]
FINRA Filing Fees	$	[●]
NASDAQ Listing Fee	$	[●]
Legal Fees and Expenses	$	[●]
Accounting Fees and Expenses	$	[●]
Valuation Expenses	$	[●]
Transfer and Offering Agent Fees and Expenses	$	[●]
Underwriters’ Expense Reimbursement	$	[●]
Blue Sky Fees and Expenses	$	[●]
Miscellaneous Expenses	$	[●]

Total	$	*

Item 14.	Indemnification of Directors and Officers.

Section 145 of the DGCL authorizes a court to award, or a corporation’s board of directors to grant, indemnity to officers, directors and other corporate agents in terms sufficiently broad to permit such indemnification under certain circumstances and subject to certain limitations.

Our charter and bylaws, as they will be in effect upon the completion of this offering, provide that we will indemnify our directors and officers, and may indemnify our employees and agents, to the fullest extent permitted by Delaware law, including in circumstances in which indemnification is otherwise discretionary under Delaware law.

In addition, we intend, prior to this offering, to enter into separate indemnification agreements with our directors and executive officers which will require us, among other things, to indemnify them against certain liabilities which may arise by reason of their status as directors or officers. We will also maintain director and officer liability insurance.

These indemnification provisions may be sufficiently broad to permit indemnification of our officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act.

In addition, the employment agreements that we have entered into require the Company to indemnify any executive who is made a party or is threatened to be made a party to any action, suit or proceeding because he or she is or was a director or officer of the Company, subject to certain conditions. In such case, the Company will provide for the advancement of expenses.

Item 15.	Recent Sales of Unregistered Securities.

None.

Item 16.	Exhibits and Financial Statement Schedules.

(a) List of Exhibits. See the Exhibit Index filed as part of this Registration Statement.

(b) Financial Statement Schedules. The following financial statement schedules are filed as a part of this registration statement beginning on page F-36 of the prospectus: Schedule I—Summary of Investments Other Than Investments in Related Parties; Schedule II—Condensed Financial Information of Registrant; Schedule III—Supplementary Insurance Information; Schedule IV—Reinsurance; and Schedule V—Valuation and Qualifying Accounts.

Item 17.	Undertakings.

(a) The undersigned registrant hereby undertakes:

(1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) to reflect in the prospectus any fact or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of this offering;

(4) to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser;

(5) that, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective; and

(6) that, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the forgoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Chicago, State of Illinois, on [                , 2018].

VERICITY, INC.

By:
James E. Hohmann
Chairman of the Board, President and Chief Executive Officer

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints James E. Hohmann and John Buchanan, and each of them, his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

James E. Hohmann	President and Chief Executive Officer (Principal Executive Officer)	[ , 2018]

Chris Kim	Chief Financial Officer (Principal Financial Officer)	[ , 2018]

Linda Walker Bynoe	Director	[ , 2018]

John A. Fibiger	Director	[ , 2018]

Steven Groot	Director	[ , 2018]

James Schacht	Director	[ , 2018]

Richard A. Hemmings	Director	[ , 2018]

EXHIBIT INDEX

In reviewing the agreements included as exhibits to this registration statement, please remember they are included to provide you with information regarding their terms and are not intended to provide any other factual or disclosure information about us, our subsidiaries or other parties to the agreements. The agreements contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties have been made solely for the benefit of the other parties to the applicable agreement and:

•	should not in all instances be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate;

•	have been qualified by disclosures that were made to the other party in connection with the negotiation of the applicable agreement, which disclosures are not necessarily reflected in the agreement;

•	may apply standards of materiality in a way that is different from what may be viewed as material to you or other investors; and

•	were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement and are subject to more recent developments.

Accordingly, these representations and warranties may not describe the actual state of affairs as of the date they were made or at any other time. We acknowledge that, notwithstanding the inclusion of the foregoing cautionary statements, we are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this registration statement not misleading. Additional information about us may be found elsewhere in the prospectus included in this registration statement.

Exhibit No.	Description of Exhibit

1.1	Form of Agency Agreement between Vericity, Inc. and Raymond James & Associates, Inc. *

2.1	Members Mutual Holding Company Plan of Conversion from Mutual Holding Company to Stock Form adopted July 31, 2018, as amended and restated on September 16, 2018

3.1	Certificate of Incorporation of Vericity, Inc., as amended**

3.2	Form of Amended and Restated Certificate of Incorporation of Vericity, Inc.**

3.3	Bylaws of Vericity, Inc.**

3.4	Form of Amended and Restated Bylaws of Vericity, Inc.

4.1	Form of Stock Certificate of Vericity, Inc.*

5.1	Opinion of Locke Lord LLP regarding legality of stock of Vericity, Inc. being issued*

10.1	Fidelity Life Association Deferred Compensation Plan**

10.2	Form of Executive Employment Agreement**

10.3	Vericity Holdings, Inc. Change in Control Severance Benefits Plan**

10.4	Form of Indemnification Agreement for Directors and Certain Officers of Vericity, Inc.**

10.5	Automatic Coinsurance Agreement dated as of January 1, 2012 between Fidelity Life Association and Hannover Life Reassurance Company of America (as amended by Amendment I effective January 20, 2014 and Amendment II effective January 1, 2015)**

10.6	Indemnity Reinsurance Agreement (Combined Block) effective as of October 1, 2012 by and between Combined Insurance Company of America and Fidelity Life Association**

10.7	Indemnity Reinsurance Agreement (Transition Block) effective as of October 1, 2012 by and between Combined Insurance Company of America and Fidelity Life Association (as amended by Amendment Number One dated August 27, 2013 and Amendment Number Two effective January 1, 2014.)**

10.8	License Agreement dated October 1, 2012 by and between Fidelity Life Association, James Harkensee and Combined Insurance Company of America**

10.9	Amended and Restated Reinsurance Agreement effective July 1, 2016 between Fidelity Life Association and Hannover Life Reassurance Company of America**

Exhibit No.	Description of Exhibit

10.10	Automatic Self-Administered Accidental Death Benefit Rider Policy Coinsurance Reinsurance Agreement between Fidelity Life Association and Swiss Re Life and Health America Inc. effective June 1, 2013 (including Amendment 1 dated September 22, 2014, Amendment 2 dated December 23, 2014, Amendment 3 dated March 31, 2015, Amendment 4 dated April 7, 2015, Amendment 5 January 29, 2016, Amendment 6 dated March 23, 2016, and Amendment 7 dated March May 16, 2016)**

10.11	Automatic Self-Administered Coinsurance Reinsurance Agreement effective February 21, 2014 between Fidelity Life Association and Swiss Re Life & Health America Inc.**

10.12	Amended and Restated Purchase and Sale Agreement dated as of April 20, 2018 by and between Hannover Life Reassurance Company of America (Bermuda) LTD., Fidelity Life Association, and Efinancial, LLC**

10.13	Standby Stock Purchase Agreement dated as of October 5, 2018 by and among Apex Holdco L.P., Vericity, Inc., Members Mutual Holding Company, and Fidelity Life Association**

10.14	Guaranty dated October 5, 2018 by J.C. Flowers IV L.P. in favor of Members Mutual Holding Company and Vericity, Inc.**

10.15	Form of Escrow Agreement*

21.1	Subsidiaries of Vericity, Inc.**

23.1	Consent of Deloitte & Touche LLP*

23.2	Consent of Boenning & Scattergood, Inc.*

23.4	Consent of Milliman, Inc.*

23.4	Consent of Locke Lord LLP (contained in Exhibit 5.1)*

24.1	Power of Attorney (contained on signature page)

99.1	Stock Order Form and Instructions*

99.2	Question and Answer Brochure*

99.3	Letters and statements to prospective purchasers of stock in offering*

99.4	Form of Members Mutual Holding Company Member Proxy Materials*

99.5	Pro Forma Valuation Appraisal Report of Members Mutual Holding Company, dated as of April 11, 2018, from Boenning & Scattergood, Inc.**

99.6	Letter dated April 13, 2018 to Members Mutual Holding Company from Boenning & Scattergood, Inc. regarding fair value of subscription rights.**

99.7	Actuarial Opinion of Steven Schreiber**

99.8	Consent to be Named Director*

*	To be filed by amendment
**	Previously filed